As filed with the Securities and Exchange Commission on December 19, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ALABAMA NATIONAL BANCORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6712	63-1114426
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S Employer Identification Number)

1927 First Avenue North

Birmingham, Alabama 35203

(205) 583-3600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

JOHN H. HOLCOMB, III

Chairman and Chief Executive Officer

1927 First Avenue North

Birmingham, AL 35203

(205) 583-3600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

CHRISTOPHER B. HARMON, ESQ. Maynard, Cooper & Gale, P.C. 1901 Sixth Avenue North Suite 2400 Birmingham, Alabama 35203 (205) 254-1000	JOHN P. GREELEY, ESQ. Smith Mackinnon, PA Citrus Center, Suite 800 255 South Orange Avenue Orlando, Florida 32801 (407) 843-7300

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after this Registration Statement has become effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $1.00 par value	1,480,881	Not Applicable	$34,078,466	$3,646.40

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(2). The proposed maximum offering price is computed by subtracting $5,120,000 (the amount of cash to be paid by Alabama National) from $39,198,466 (the book value as of November 30, 2005 of the 2,565,615 shares of Florida Choice common stock to be acquired).

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[LETTERHEAD OF FLORIDA CHOICE BANKSHARES, INC.]

MERGER PROPOSED—YOUR VOTE IS

VERY IMPORTANT

Shareholders of Florida Choice Bankshares, Inc.:

The Board of Directors of Florida Choice Bankshares, Inc. has agreed to a merger of Florida Choice with Alabama National BanCorporation. Before we can complete this merger, the merger agreement must be approved by Florida Choice’s shareholders. We are sending you this proxy statement-prospectus to ask you to vote in favor of the merger.

If the merger is completed, for each share of Florida Choice common stock that you own before the merger you will receive in exchange either (1) 0.6079 shares of common stock in Alabama National, (2) $39.52 in cash, or (3) a combination of (1) and (2). A total of not more than 1,480,881 shares of Alabama National common stock and a total of $5.12 million of cash consideration (or approximately 5% of the total consideration) will be paid for the shares of Florida Choice common stock. You have the opportunity to elect the number of shares of Florida Choice common stock that are exchanged for cash instead of Alabama National common stock. However, unless Alabama National decides to increase the amount of cash consideration from $5.12 million to up to 20% of the aggregate merger consideration, the total amount of cash consideration is fixed at $5.12 million. Therefore, the amount of cash you ultimately receive in the merger could be more or less than the amount you elect. Additionally, if cash elections made by Florida Choice shareholders are less than $5.12 million, then you will receive cash consideration in exchange for a portion of your shares in accordance with the allocation procedures described in this proxy statement-prospectus.

For a description of the calculation of cash consideration and the limitations on your ability to receive cash instead of Alabama National common stock in the merger, see “APPROVAL OF THE MERGER AGREEMENT—Merger Consideration—Election to Receive Cash Consideration in Lieu of Common Stock” at page 25. For a full description of the procedures you must follow to elect to receive cash in the merger, see “APPROVAL OF THE MERGER AGREEMENT—Procedures for Making a Cash Election” on page 26.

Shares of Alabama National common stock are quoted on the Nasdaq Stock Market under the symbol “ALAB.”

The merger cannot be completed unless holders of a majority of Florida Choice’s common stock approve it. We have scheduled a special shareholders’ meeting for you to vote on the merger.

Your vote is very important. Whether or not you plan to attend our special shareholders’ meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, we will vote your proxy in favor of the merger.

The date, time and place of the special meeting is:

Date:	, 2006
Time:	a.m.
Place:

This proxy statement-prospectus provides you with detailed information about the proposed merger. You can also get information about Alabama National from documents Alabama National has filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

In particular, please see the section entitled “ Risk Factors” beginning on page 16.

We are very enthusiastic about this merger and the strength, capabilities and benefits we expect to achieve from it.

Sincerely,

Kenneth E. LaRoe
Chairman and Chief Executive Officer
Florida Choice Bankshares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement-prospectus or determined if this proxy statement-prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. These securities are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

This proxy statement-prospectus is dated                     , 2006

and was first mailed to shareholders on or about                     , 2006

FLORIDA CHOICE BANKSHARES, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on                     , 2006

Florida Choice Bankshares, Inc. will hold a special meeting of shareholders at                     ,                     , Mt. Dora, Florida                      at         a.m. local time on                     ,                     , 2006 to vote on:

1.	The Agreement and Plan of Merger, dated as of October 27, 2005 (the “merger agreement”), by and between Alabama National BanCorporation and Florida Choice Bankshares, Inc. and the transactions contemplated by the merger agreement. These transactions include the merger of Florida Choice with Alabama National and the issuance of Alabama National common stock and/or the payment of cash consideration to Florida Choice’s shareholders. After the merger, Florida Choice Bank will be a wholly owned subsidiary of Alabama National. This proposal is more fully described in the enclosed proxy statement-prospectus. You can find a copy of the merger agreement in Appendix A to this document.

2.	Any other matters that properly come before the special meeting, or any adjournments or postponements of the special meeting.

Record holders of Florida Choice common stock at the close of business on                     , 2006, will receive notice of and may vote at the special meeting, including any adjournments or postponements of the special meeting. Florida law requires approval by a majority of the outstanding shares of Florida Choice to approve the merger agreement.

A holder of Florida Choice common stock who complies with the provisions of Florida law relating to appraisal rights applicable to the merger is entitled to assert appraisal rights under the Florida appraisal rights law, a copy of which is attached as Appendix B to this document.

You are cordially invited to attend the special meeting in person, but regardless of whether you plan to attend, please return the enclosed proxy card.

Kenneth E. LaRoe
Chairman and Chief Executive Officer
Florida Choice Bankshares, Inc.

                    , 2006

Please mark, sign, date and return your proxy promptly, whether or not you plan to attend the special meeting.

Your Board of Directors unanimously recommends that you vote FOR approval of the merger agreement and the merger.

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We have not been authorized to give any information or make any representation about the merger or Florida Choice or Alabama National that differs from, or adds to, the information in this proxy statement-prospectus or in documents that are publicly filed with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement-prospectus incorporates important business and financial information about Alabama National and Florida Choice that is not included or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to Alabama National and Florida Choice that are incorporated by reference in this document through the Securities and Exchange Commission website at “http://www.sec.gov” or by requesting them in writing or by telephone from: Alabama National BanCorporation, 1927 First Avenue North, Birmingham, Alabama 35203, (205) 583-3600 or Florida Choice Bankshares, Inc., 18055 U.S. Highway 441, Mt. Dora, Florida 32757, (352) 735-6161. If you would like to request documents, you must do so by                         , 2006 to receive them before Florida Choice’s special shareholders’ meeting. Instructions regarding how to obtain this information are contained on pages 69 and 70 under the caption “WHERE YOU CAN FIND MORE INFORMATION.”

ii

Questions and Answers About the Merger

Q:	What is this proxy statement-prospectus and why am I receiving it?

A:	This proxy statement-prospectus describes in detail the proposed merger between Florida Choice and Alabama National. Because you are a shareholder of Florida Choice, you are being asked to vote on the merger agreement at a special shareholders meeting to be held on , 2006. This proxy statement-prospectus should answer any questions you may have about the merger.

Q:	What will happen if the shareholders of Florida Choice approve the merger agreement?

A:	If the Florida Choice shareholders approve the merger agreement, then shortly following the special meeting, subject to certain regulatory approvals and satisfaction of certain conditions, Florida Choice will merge with Alabama National. The combined company will operate under the name of Alabama National BanCorporation.

For each share of Florida Choice common stock that you own, you will be entitled to receive (i) 0.6079 shares of common stock in Alabama National, (ii) $39.52 in cash or (iii) a combination of (i) and (ii). A total of not more than 1,480,881 shares of Alabama National common stock and a total of $5.12 million of cash consideration (or approximately 5% of the total consideration) will be paid for the shares of Florida Choice common stock. You have the opportunity to elect the number of shares of Florida Choice common stock that are exchanged for cash instead of Alabama National common stock. However, unless Alabama National decides to increase the amount of total cash paid in this transaction from $5.12 million to up to 20% of the aggregate merger consideration, the total amount of cash consideration is fixed at $5.12 million. Therefore, the amount of cash you ultimately receive in the merger could be more or less than the amount you elect. Additionally, if cash elections made by Florida Choice shareholders are less than $5.12 million, then you will receive some cash in exchange for your shares in accordance with the allocation procedures described in greater detail beginning at page 26.

Q:	What if the total amount of cash elected by Florida Choice shareholders pursuant to the cash election forms is more than the fixed cash consideration amount of $5.12 million?

A:	If the total amount of cash to be paid to Florida Choice shareholders would be more than $5.12 million based on the cash election forms, then Alabama National may decide to increase the total amount of fixed cash consideration from $5.12 million to up to the actual amount of the total cash elections by Florida Choice shareholders, not to exceed 20% of the total merger consideration. In any event, if the cash elections exceed the amount of cash available in the merger (whether increased by Alabama National or not), the number of shares to be converted to cash will be reduced on a pro rata basis as needed, and shareholders who elected cash would receive some amount of shares of Alabama National common stock in lieu of a portion of the cash elected. If you had not elected to receive any cash for your shares, 100% of your shares would be exchanged for shares of Alabama National common stock. These allocation procedures are described in greater detail beginning at page 26.

Q:	What if the total amount of cash elected by Florida Choice shareholders pursuant to the cash election forms is less than the fixed cash consideration amount of $5.12 million?

A:	If the total amount of cash to be paid to Florida Choice shareholders would be less than $5.12 million based on the cash election forms, then all Florida Choice shareholders who submitted a cash election form would receive an additional portion of the merger consideration in cash, and all Florida Choice shareholders who chose to receive all Alabama National common stock by not submitting a cash election form would nonetheless receive some portion of the merger consideration in cash. The procedures for the allocation of cash and Alabama National common stock to be received by Florida Choice shareholders are described in greater detail beginning at page 26.

Q:	What will happen to Florida Choice Bank following the merger?

A:	Immediately following the merger of Florida Choice into Alabama National, Florida Choice Bank will become a wholly owned subsidiary of Alabama National and will continue operating under the name Florida Choice Bank.

Q:	What should I do now?

A:	Send in your proxy card. After reviewing this document, indicate on your proxy card how you want to vote, and sign, date and mail it in the enclosed envelope addressed to Registrar and Transfer Company, Florida Choice’s transfer agent, at 10 Commerce Drive, Cranford, New Jersey, 07016, as soon as possible to ensure that your shares will be represented at the special meeting.

If you sign, date and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger agreement and the merger. If you do not sign and send in your proxy, and if you do not attend and cast your vote in person at the special meeting, it will have the same effect as a vote against the merger.

Send in your election form if you want to receive cash for your shares. If you wish to receive cash instead of Alabama National common stock for any or all of your shares of Florida Choice common stock, follow the instructions for making a cash election that we describe on pages 25 and 26 of this document and on the cash election form enclosed. Please note, however, that you may not be able to exchange all of your shares for cash even if you make a proper cash election, because the total amount of cash Alabama National is obligated to pay in the merger is fixed at $5.12 million.

Q:	If my shares are held in “street” name by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares of Florida Choice common stock only if you provide your broker with instructions on how to vote. You should instruct your broker how to vote your shares by following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted on the merger. A broker non-vote has the same effect as a vote against the merger. Please see the voting form provided by your broker for additional information regarding the voting of your shares.

Q:	Can I revoke my proxy and change my mind?

A:	Yes. You may revoke your proxy up to the time of the special meeting by taking any of the actions explained under “GENERAL INFORMATION—Proxies and Other Matters” on pages 22 and 23 of this proxy statement-prospectus, including by giving a written notice of revocation, signing and delivering a new later-dated proxy, or by attending the special meeting and voting in person.

Q:	Can I vote my shares in person?

A:	Yes. You may attend the special meeting and vote your shares in person rather than signing and mailing your proxy card. If your shares are held in the name of your bank or broker, you will need additional documentation to vote in person at the meeting.

Q:	Can I change or revoke my cash election once I have mailed my signed form of election?

A:	Yes. You can change or revoke your cash election in writing at any time prior to the election deadline of 5:00 p.m., Eastern Time, on , 2006.

Q:	Should I send in my stock certificates now?

A:	No. Hold all of your stock certificates and send them in with the transmittal materials you will receive from the exchange agent after we complete the merger.

Q:	Whom can I call with questions?

A:	If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact:

Kenneth E. LaRoe

Chairman and Chief Executive Officer

Florida Choice Bankshares, Inc.

18055 U.S. Highway 441

Mt. Dora, Florida 32757

Telephone: (352) 735-6161

SUMMARY

This summary highlights selected information from this proxy statement-prospectus. It may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which we refer. These will give you a more complete description of the transactions we are proposing. For more information about Alabama National and Florida Choice, see “WHERE YOU CAN FIND MORE INFORMATION” (page 69). Each item in this summary refers to the pages where that subject is discussed more fully.

Parties to the Merger (Pages 63 and 64)

Alabama National BanCorporation

1927 First Avenue North

Birmingham, Alabama 35203

(205) 583-3600

Alabama National is a bank holding company headquartered in Birmingham, Alabama. Alabama National operates 85 locations through ten bank subsidiaries in Alabama, Florida and Georgia. Through its subsidiary banks, Alabama National provides full banking services to individuals and small businesses. As of September 30, 2005, Alabama National had total assets of about $5.89 billion, total deposits of about $4.27 billion, and total shareholders’ equity of about $562.4 million.

Florida Choice Bankshares, Inc.

18055 U.S. Highway 441

Mt. Dora, Florida 32757

(352) 735-6161

Florida Choice Bankshares, Inc. is a bank holding company, providing commercial banking services through its bank subsidiary, Florida Choice Bank, a Florida state bank headquartered in Mt. Dora, Florida and operating through branch offices in Lake, Marion, Orange and Seminole Counties in Florida. As of September 30, 2005, Florida Choice Bankshares, Inc. had total assets of about $333.3 million, deposits of about $247.8 million and shareholders’ equity of about $38.8 million.

Shareholders Meeting to Approve Merger (Page 22)

We will hold the special meeting of Florida Choice shareholders at          a.m. local time, on                     ,                     , 2006, at                                 . At this important meeting, we will ask Florida Choice’s shareholders to (1) consider and vote upon approval of the merger agreement, and (2) act on any other matters that may properly be put to a vote at the Florida Choice special meeting. You may vote at the Florida Choice meeting if you owned Florida Choice shares at the close of business on                     , 2006. As of such date, there were              shares of Florida Choice common stock issued and outstanding and entitled to be voted at the special meeting.

Approval of the Merger Agreement (Page 24)

Terms of the Merger (Page 24). The merger agreement is the document that governs the merger of Florida Choice with Alabama National and the issuance of shares of Alabama National common stock and/or cash consideration to Florida Choice’s shareholders in connection with the merger. We encourage you to read the merger agreement that is attached to this proxy statement-prospectus as Appendix A. The merger agreement provides for the merger of Florida Choice with Alabama National. The surviving entity following the merger will be Alabama National. Florida Choice Bank will become a wholly owned subsidiary of Alabama National upon consummation of the merger.

Merger Consideration (Page 24). The merger agreement provides that Florida Choice shareholders who do not exercise their appraisal rights will receive, for each share of Florida Choice common stock owned, (1) 0.6079 shares of common stock in Alabama National, (2) $39.52 in cash, or (3) a combination of (1) and (2). A total of not more than 1,480,881 shares of Alabama National common stock and a total of $5.12 million of cash consideration (or approximately 5% of the total consideration) will be paid for the shares of Florida Choice common stock. Florida Choice shareholders have the opportunity to elect the number of shares of Florida Choice common stock that are exchanged for cash instead of Alabama National common stock. However, unless Alabama National decides to increase the amount of total cash paid in this transaction to up to 20% of the aggregate merger consideration, the total amount of cash consideration is fixed at $5.12 million. Therefore, the amount of cash ultimately received in the merger could be more or less than the amount elected. Additionally, if cash elections made by Florida Choice shareholders are less than $5.12 million, then all Florida Choice shareholders will receive some cash in exchange for their shares in accordance with the allocation procedures described in more detail below.

Stock Consideration (Page 24).

Each share of Florida Choice common stock issued and outstanding at the effective time of the merger that is not exchanged for cash will be converted into and exchanged for 0.6079 shares of Alabama National common stock (the “Exchange Ratio”). In the event that the average trading price of Alabama National common stock prior to the Merger decreases more than a specific designated amount, as described below, then Florida Choice may elect to terminate the merger agreement unless Alabama National agrees to adjust the Exchange Ratio.

Florida Choice can terminate the merger agreement if the price of Alabama National’s common stock decreases by more than 15% on both an absolute and industry relative basis. More specifically, Florida Choice can terminate the merger agreement if both (i) the average price of Alabama National common stock quoted on the Nasdaq Stock Market during the ten day period ending on the date on which the Federal Reserve Board approval for the merger has been received by Alabama National (the date being the “determination date” and the price being the “average determination price”) is less than $53.82, and (ii) the quotient obtained by dividing the average determination price by $63.32 (the “ANB ratio”) is less than the quotient obtained by dividing the closing price of the NASDAQ Bank Index (the “index price”) on the determination date by the index price on October 27, 2005 and subtracting 0.15 from such quotient (such number being referred to herein as the “index ratio”). See the example set forth at “APPROVAL OF THE MERGER AGREEMENT—Merger Consideration—Stock Consideration” on page 25.

Election to Receive Cash Consideration In Lieu of Common Stock (Page 25).

A Florida Choice shareholder may elect to receive cash instead of the shares of Alabama National common stock that he or she would otherwise receive in exchange for some or all of his or her shares of Florida Choice common stock. Any such cash election must be made in accordance with the election procedures described in this proxy statement-prospectus. See “APPROVAL OF THE MERGER AGREEMENT—Procedures for Making a Cash Election” on page 26. The amount of cash that a Florida Choice shareholder will receive under a cash election will be subject to the cash allocation procedures described below. In our discussion we may refer to the amount of cash to be received for each share of Florida Choice common stock converted in connection with the cash election as the “per share cash election consideration.”

Shareholders who choose to receive cash consideration will receive $39.52 in cash for each share of Florida Choice stock covered by the election.

Under the merger agreement, the total cash consideration that Alabama National will pay in connection with the merger is equal to $5.12 million. If the number of shareholders who elect to receive cash instead of shares of Alabama National common stock would cause the total amount of cash to be paid by Alabama National to either exceed $5.12 million or to fall below $5.12 million, then Alabama National will allocate and proportionately reduce or increase, as the case may be, the amount of cash which would be received by Florida Choice shareholders. If the cash elections by Florida Choice shareholders would exceed $5.12 million in cash payments, Alabama National, in its discretion, may increase the total amount of cash consideration up to the actual amount of the total cash elections, not to exceed 20% of the aggregate merger consideration.

Florida Choice shareholders who elect to receive cash for all or a portion of their shares but do not receive the entire amount of cash elected will automatically receive shares of Alabama National common stock. If the total amount of cash would be less than $5.12 million based on the cash elections, then all Florida Choice shareholders, including those who did not submit cash election forms, will receive some portion of the merger consideration in cash.

See “APPROVAL OF THE MERGER AGREEMENT—Procedures for Making a Cash Election” on pages 26 and 27 for a detailed explanation of how cash will be allocated among shareholders when cash elections are less than or greater than $5.12 million.

Regulatory Approvals; Effective Time (Pages 43 and 29). We cannot complete the merger unless we obtain the approval of the Board of Governors of the Federal Reserve System and the Florida Office of Financial Regulation. Applications for such approval were filed with the Federal Reserve and the Florida Office of Financial Regulation on November 23, 2005. While we do not know of any reason why we should not obtain the necessary regulatory approvals in a timely manner, we cannot be certain when or if we can obtain them.

The merger will become effective as of the date and at the time that the later of the following occurs:

(1) the articles of merger reflecting the merger are accepted for filing by the Secretary of State of Florida;

(2) the certificate of merger reflecting the merger is accepted for filing by the Secretary of State of Delaware; or

(3) such later date and time as agreed upon in writing by Alabama National and Florida Choice and specified in the articles of merger and certificate of merger.

We will not file the articles of merger and the certificate of merger until all conditions contained in the merger agreement have been satisfied or waived.

Recommendation of Florida Choice’s Board of Directors; Opinion of Keefe, Bruyette & Woods, Inc. (Pages 23 and 33). Florida Choice’s board of directors believes that the merger is fair to you and in your best interests, and recommends that you vote “FOR” the proposal to approve the merger and the merger agreement. In deciding to approve the merger, Florida Choice’s board of directors considered, among other things, the opinion of Keefe, Bruyette & Woods, Inc., an investment banking and financial advisory firm with significant experience in evaluating merger transactions in the financial services industry. Keefe, Bruyette & Woods, Inc. provided an opinion to Florida Choice’s board of directors that, as of the date of the opinion, the consideration to be received by Florida Choice’s shareholders, as provided in the merger agreement, was fair from a financial point of view to Florida Choice’s shareholders. We have attached as Appendix C the written opinion of Florida Choice dated October 27, 2005. You should read it and the disclosure entitled “Opinion of Keefe, Bruyette & Woods, Inc.” beginning on page 33 carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Keefe, Bruyette & Woods, Inc. in providing its opinion.

Votes Required (Page 22). In order to approve the merger agreement, Florida Choice’s shareholders holding a majority of the outstanding shares of Florida Choice common stock must vote for the merger agreement. The directors and executive officers of Florida Choice and Florida Choice Bank beneficially owned, as of September 30, 2005, a total of 1,180,263 shares (46.00%) of Florida Choice common stock (excluding stock options). Each of these persons has agreed, subject to certain conditions, to vote his or her shares of Florida Choice common stock in favor of the merger agreement.

Surrender of Stock Certificates (Page 27). Following the merger, holders of Florida Choice stock certificates will need to exchange their certificates for new certificates of Alabama National common stock, or, if properly elected, for the per share cash election consideration. Shortly after we complete the merger, Alabama National will send Florida Choice’s shareholders detailed instructions on how to exchange their shares. Please do not send us any stock certificates until you receive these instructions.

Conditions to Consummation of the Merger (Page 41). The completion of the merger depends on meeting a number of conditions, including the following: (1) Florida Choice’s shareholders must approve the merger agreement, (2) we must receive all required regulatory approvals and any waiting periods required by law must have passed, (3) we must receive consents of third parties necessary to the consummation of the merger, and (4) we must receive certain opinions of counsel.

Effect on Certain Employee Benefit Plans of Florida Choice (Page 40).

401(k) Plan. Florida Choice Bank’s 401(k) plan will be terminated prior to the merger, and all participants will become fully vested. Alabama National will offer each eligible employee of Florida Choice the opportunity to enroll in Alabama National’s 401(k) plan.

Salary Continuation Agreements and Supplemental Life Insurance Agreements. Certain officers of Florida Choice and Florida Choice Bank have salary continuation agreements and supplemental life insurance agreements which will be modified and/or terminated as a result of the Merger. See “APPROVAL OF THE MERGER AGREEMENT—Interests of Certain Persons in the Merger” beginning at page 46.

Treatment of Florida Choice Stock Options. At the time we complete the merger, all outstanding stock options granted by Florida Choice under its stock option plans will be converted automatically into options to purchase Alabama National common stock, unless an option holder has elected to cancel his or her options in exchange for cash, as described below. Alabama National will assume these options subject to their existing terms, including any acceleration in vesting that will occur as a consequence of the merger. The number of shares of Alabama National common stock that may be purchased upon exercise of each assumed option will be calculated according to the Exchange Ratio.

Under the terms of the merger agreement, holders of Florida Choice stock options may elect instead to cancel their options as of the time the merger is complete in exchange for cash. If an option holder elects to receive cash, he or she will receive cash in an amount equal to the number of shares covered by the option multiplied by the excess of (A) the price derived by adding the averages of the high and low sales price of one share of Alabama National common stock quoted on the Nasdaq Stock Market on each of the ten days ending on the fifth business day prior to the effective time of the merger (the “average quoted price”), multiplied by 0.6079, and (B) the exercise price per share. For example, if the average quoted price were $60.00, the holder of an option to buy 100 shares of Florida Choice common stock at $16.00 per share would be entitled to receive $2,047.40 (calculated as follows: 100 shares X {(0.6079 X $60.00)-$16.00}) if such holder elected this alternative.

The directors of Florida Choice and Florida Choice Bank and certain executives of Florida Choice and Florida Choice Bank, who hold over 90% of the outstanding options of Florida Choice, have elected to cancel their options in exchange for cash. The closing of the merger is conditioned upon holders of at least 90% of the outstanding options electing to cancel their options in exchange for cash. See “Interests of Certain Persons in the Merger” (Page 46).

Federal Income Tax Consequences (Page 49). We expect that you will not recognize gain for U.S. federal income tax purposes in the merger if you exchange all of your shares of Florida Choice common stock for shares of Alabama National common stock, except in connection with any cash received instead of fractional shares. If you receive cash for all or part of your shares of Florida Choice common stock pursuant to the cash election or allocation procedures, or the exercise of appraisal rights, you generally will recognize gain. Florida Choice and

Alabama National have received a legal opinion that this will be the case. This legal opinion is filed as an exhibit to the Registration Statement of which this proxy statement-prospectus forms a part.

This tax treatment may not apply to some Florida Choice shareholders. Determining the actual tax consequence of the merger to you as an individual taxpayer can be complicated. The tax treatment will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the tax consequences of this merger to you.

Management and Operations after the Merger (Page 46). Following the merger, the combined company will operate under the name Alabama National BanCorporation, and Florida Choice Bank will become a wholly-owned subsidiary of Alabama National. The Board of Directors of Florida Choice Bank will consist of the current directors of Florida Choice Bank plus one or more officers of Alabama National. Following the merger, Kenneth E. LaRoe, currently the Chairman and Chief Executive Officer of Florida Choice and Florida Choice Bank, will continue to serve as Chairman of the Board of Directors of Florida Choice Bank, John R. Warren, currently the President of Florida Choice and Florida Choice Bank, will serve as Chief Executive Officer of Florida Choice Bank, and Robert L. Porter, currently the Chief Financial Officer of Florida Choice and the Chief Operating Officer of Florida Choice Bank, will continue to serve as Chief Operating Officer of Florida Choice Bank. Florida Choice Bank has entered into employment agreements with several existing officers and employees of Florida Choice Bank, in addition to Messrs. LaRoe, Warren and Porter, as discussed below. It is not expected that any significant change in employees at Florida Choice Bank will be made as a result of the merger.

All current Alabama National officers and directors are expected to continue to serve in their current positions after the completion of the merger.

Interests of Certain Persons in the Merger that are Different from Yours (Page 46). Certain directors and officers of Florida Choice and Florida Choice Bank have interests in the merger that are different from your interests. Certain officers and directors of Florida Choice Bank will continue to serve as officers and directors of Florida Choice Bank following the merger. In addition, Messrs. LaRoe, Warren and Porter have entered into new employment agreements with Florida Choice Bank. Each of these new employment agreements is being held in escrow and is to become effective upon completion of the merger. Mr. LaRoe’s new employment agreement will provide Mr. LaRoe with an annual salary of at least $100,000 for up to two years following the merger, for service as the Chairman of Florida Choice Bank. Mr. Warren’s new employment agreement will provide Mr. Warren with an annual salary of at least $185,000 for up to five years following the merger, for service as the Chief Executive Officer of Florida Choice Bank. Mr. Porter’s new employment agreement will provide Mr. Porter with an annual salary of at least $185,000 for up to five years following the merger, for service as the Chief Operating Officer of Florida Choice Bank. Mr. Warren and Mr. Porter will each have the opportunity to earn annual bonuses under their new employment agreements. All three of these new employment agreements also contain non-compete restrictions. These three new employment agreements, once they become effective, will supersede all of the terms of Mr. LaRoe’s, Mr. Porter’s and Mr. Warren’s current employment agreements, which will automatically terminate on the date that the merger is completed. If, for any reason, the merger is not completed, the current employment agreements will continue to be effective.

Florida Choice Bank anticipates entering into employment agreements, to be effective January 1, 2006, with each of the following twelve officers: Tom Coletta, Teague Gilliland, Stephen Jeuck, Greg Mainguth, Tim Roberson, Paul Rountree, Dean Shaheen, Sharon Stovall, Ray Taylor, Ray Tiley, Chris VanBuskirk and Joe Vorwerk. These agreements have employment terms ranging from one to five years, provide for annual salaries ranging from $70,000 to $140,000, and provide each employee with the opportunity to earn annual bonuses. Additionally, each of these persons will be entitled to receive a “stay” bonus ranging from $5,000 to $120,000 if they remain employed with Florida Choice Bank through the date of the consummation of the merger. The total amount of these “stay” bonuses in the aggregate is $575,000. Several of these employees have an existing employment agreement, change in control agreement and/or severance agreement with Florida Choice Bank. Each of these agreements will be replaced, effective January 1, 2006, with the new employment agreements described above.

Additionally, Messrs. LaRoe, Warren, Porter, Coletta and Jeuck have existing salary continuation agreements pursuant to which they are eligible for supplemental retirement benefits. These benefits become fully vested as a result of the merger. Rather than initiate these payments on retirement, each of these employees agreed to terminate his salary continuation agreement, effective December 15, 2005, in exchange for a lump sum payment equal to the present value of the retirement benefits as of December 31, 2005. Messrs. LaRoe, Warren, Porter, Coletta and Jeuck will receive lump sum payments of $676,824, $526,778, $608,754, $359,116 and $382,495, respectively, related to the termination of these salary continuation agreements.

In addition, the directors and officers of Florida Choice and Florida Choice Bank hold stock options that otherwise would be converted at the time we complete the merger into options to purchase Alabama National common stock. These directors and officers have elected to cancel their options as of the completion of the merger, in exchange for cash.

Alabama National and Florida Choice anticipate that all 24 of the non-executive directors of Florida Choice Bank will enter into non-compete agreements to be effective upon the completion of the merger. To date, 19 of these non-executive directors have entered into non-compete agreements. Each non-executive director of Florida Choice Bank will receive a payment of $5,000 as consideration for the restrictions of their non-compete agreements.

Accounting Treatment (Page 50). The merger will be accounted for as a purchase by Alabama National of Florida Choice under generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of completion of the merger, recorded at their respective fair values and added to those of the surviving company. To the extent the consideration paid exceeds the fair value of the net assets acquired, goodwill is recorded. Financial statements of the surviving company issued after consummation of the merger reflect these values, but are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

Market Prices. The following table sets forth (1) the market value of Alabama National common stock, (2) the market value of Florida Choice common stock and (3) the price to be paid for each share of Florida Choice common stock on an equivalent per share basis determined as if the completion of the merger occurred on (A) October 26, 2005, the business day immediately preceding the announcement of the execution of the merger agreement and (B)                     , 2006, the last day for which such information could be calculated prior to the printing and mailing of this proxy statement-prospectus:

	Alabama National Common Stock(1)	Florida Choice Common Stock(2)	Equivalent Price Per Share of Florida Choice(3)
October 26, 2005	$63.32	N/A	$38.49
, 2006		N/A

(1)	Determined on an historical basis with reference to the last sales price as reported on the Nasdaq Stock Market for each particular date.
(2)	There is no established public trading market for the Florida Choice common stock on which a historical market value could be based.
(3)	Determined on an equivalent price per share basis by multiplying the Alabama National market value on each particular date by the Exchange Ratio of 0.6079.

Resales of Alabama National Stock (Page 51). The shares of Alabama National common stock issued to Florida Choice’s shareholders in the merger will be freely transferable under federal securities law, except for shares issued to any shareholder who may be deemed an “affiliate” of Florida Choice for purposes of Rule 145 under the Securities Act (generally including directors, executive officers and beneficial owners of 10% of any class of capital stock of Florida Choice). Affiliates will be subject to certain restrictions on resales of newly acquired Alabama National shares.

Waiver and Amendment; Termination (Page 45). Either Alabama National or Florida Choice may waive or extend the time for performing the others’ obligations under the merger agreement. In addition, the boards of directors of each of Alabama National and Florida Choice may agree to amend the merger agreement, subject to certain conditions in the merger agreement. The merger agreement may be terminated at any time prior to completion of the merger by the agreement of Florida Choice and Alabama National.

Either company can also terminate the merger agreement under the following circumstances:

(1)	if any government body whose approval is necessary to complete the merger makes a final decision not to approve the merger;

(2)	if we do not or cannot complete the merger by May 31, 2006;

(3)	if Florida Choice’s shareholders do not approve the merger agreement;

(4)	if Florida Choice or Alabama National, as the case may be, materially violates any of its representations, warranties or obligations under the merger agreement; or

(5)	by either Florida Choice or Alabama National if there is a material adverse change to the business of the other party.

Florida Choice may terminate the merger agreement in certain circumstances if it decides to enter into a superior acquisition proposal with another potential business combination partner. In such event, Florida Choice has agreed to pay Alabama National a termination fee of $3.0 million.

Alabama National may terminate the merger agreement if (1) the board of directors of Florida Choice withdraws, adversely modifies or fails upon request to reconfirm its recommendation of the merger, (2) the board of directors of Florida Choice approves another acquisition proposal or recommends approval of another acquisition proposal to its shareholders, (3) the board of directors of Florida Choice fails to call the special meeting of shareholders, or (4) any person or entity becomes the beneficial owner of 25% or more of the outstanding shares of Florida Choice common stock. In the event that Alabama National terminates the merger agreement for any of the reasons in the previous sentence, Florida Choice has agreed to pay Alabama National a termination fee of $3.0 million. Alabama National may also terminate the merger agreement if holders of more than 5% of the outstanding Florida Choice shares have properly asserted appraisal rights under Florida law.

In addition, Florida Choice can terminate the merger agreement if both (1) the average of the high and low prices of Alabama National common stock quoted on the Nasdaq Stock Market during the ten day period ending on the date on which the Federal Reserve Board approval for the merger has been received by Alabama National (the “determination date”) is less than $53.82, and (2) the quotient obtained by dividing the ten day average referred to in the preceding sentence and $63.32 is less that the quotient obtained by dividing the closing price of the NASDAQ Bank Index (the “index price”) on the determination date by the index price on October 26, 2005 and subtracting 0.15 from such quotient. In this event, however, Alabama National has the opportunity to void such termination by increasing the consideration payable to the Florida Choice shareholders.

Generally, the entity seeking to terminate the merger agreement cannot itself be in violation of the merger agreement so as to allow the other party to terminate the agreement.

Effect of Merger on Rights of Shareholders (Page 58). As a Florida Choice shareholder, your rights are currently governed by Florida Choice’s Articles of Incorporation and Bylaws and by Florida law. Upon completion of the merger, if you do not elect to receive all cash for your shares of Florida Choice common stock (or if you elect all cash consideration where the limitation on the total cash consideration payable in the merger is exceeded), you will automatically become an Alabama National shareholder. Your rights as an Alabama National shareholder will be determined by Alabama National’s Restated Certificate of Incorporation, as amended, and

Alabama National’s Amended and Restated Bylaws and by the Delaware General Corporation Law. The rights of Alabama National’s shareholders differ from the rights of Florida Choice’s shareholders in certain important respects.

Appraisal Rights (Page 28). As a Florida Choice shareholder, you are entitled to assert appraisal rights in the merger and receive cash in respect of the fair value of your shares of Florida Choice common stock. To do this, you must follow the procedures required by Florida law, including filing a notice with Florida Choice prior to the vote on the merger and not voting in favor of the merger. The procedures to be followed by shareholders with respect to their appraisal rights are summarized under “APPROVAL OF THE MERGER AGREEMENT—Appraisal Rights” at page 28. A copy of Florida’s statutory provisions regarding appraisal rights is set forth in Appendix B to this proxy statement-prospectus. Failure to precisely follow such provisions will result in the loss of your appraisal rights.

The merger agreement may be terminated by Alabama National if the holders of more than 5% of the outstanding shares of Florida Choice common stock properly assert their appraisal rights. Further, assertion of appraisal rights by holders of a significant number of shares of Florida Choice common stock could cause the merger not to qualify as a tax-free reorganization for federal income tax purposes.

Alabama National Selected Consolidated Financial Data

The table on the following page presents selected consolidated financial data and ratios on a historical basis for Alabama National. This information is based on the consolidated financial statements of Alabama National that it has presented in its filings with the Securities and Exchange Commission and should be read in conjunction with the information in such consolidated financial statements.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Amounts in thousands, except ratios and per share data)

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001(1)	2000(1)
Income Statement Data:
Interest income	$222,604	$165,099	$229,186	$178,631	$178,147	$179,537	$171,222
Interest expense	75,253	47,181	65,934	57,668	65,313	90,393	90,987

Net interest income	147,351	117,918	163,252	120,963	112,834	89,144	80,235
Provision for loan and lease losses	5,975	4,130	4,949	5,931	7,956	3,946	2,506

Net interest income after provision for loan and lease losses	141,376	113,788	158,303	115,032	104,878	85,198	77,729
Net securities gains (losses)	72	—	—	46	35	246	(119)
Noninterest income	53,038	55,494	72,785	78,258	61,129	48,461	33,466
Noninterest expense	120,366	109,969	148,293	131,864	113,577	92,233	74,111

Income before income taxes	74,120	59,313	82,795	61,472	52,465	41,672	36,965
Provision for income taxes	25,362	20,034	28,122	20,398	16,735	13,232	11,421

Income before minority interest in earnings of consolidated subsidiary	48,758	39,279	54,673	41,074	35,730	28,440	25,544
Minority interest in earnings of consolidated subsidiary	—	22	29	28	28	25	26

Net income	$48,758	$39,257	$54,644	$41,046	$35,702	$28,415	$25,518

Balance Sheet Data:
Total assets	$5,887,078	$5,144,106	$5,315,869	$3,820,112	$3,316,168	$2,843,497	$2,358,285
Earning assets	5,330,815	4,650,375	4,841,255	3,512,744	3,034,980	2,612,806	2,140,562
Securities	1,148,333	1,170,793	1,200,407	810,227	700,333	567,688	386,059
Loans held for sale	33,128	22,634	22,313	16,415	51,030	36,554	5,226
Loans and leases, net of unearned income	4,059,919	3,400,297	3,495,701	2,659,440	2,191,394	1,964,169	1,710,810
Allowance for loan and lease losses	51,679	45,903	46,584	36,562	32,704	28,519	22,368
Deposits	4,269,593	3,634,724	3,934,723	2,753,749	2,330,395	2,066,759	1,807,095
Short-term debt	78,000	40,000	30,500	41,150	152,100	68,350	91,439
Long-term debt	311,425	403,792	393,688	332,393	240,065	209,631	83,926
Stockholders’ equity	562,448	521,231	529,543	279,418	234,492	207,886	171,604

Weighted Average Shares Outstanding— Diluted (2)	17,404	15,680	16,100	12,957	12,683	12,141	11,973

Per Common Share Data:
Net income—diluted	$2.80	$2.50	$3.39	$3.17	$2.81	$2.34	$2.13
Book value (period end)	32.89	30.70	31.15	21.76	18.95	16.84	14.56
Dividends declared	1.0125	0.94	1.25	1.14	1.00	0.92	0.84
Dividend payout ratio—diluted	36.14%	37.45%	36.87%	35.96%	35.59%	39.32%	39.44%

Performance Ratios:
Return on average assets(3)	1.17%	1.11%	1.13%	1.14%	1.18%	1.12%	1.17%
Return on average equity(3)	11.96	12.39	12.15	15.89	16.01	15.40	16.29
Net interest margin (4)	3.90	3.67	3.71	3.65	4.07	3.83	4.03
Net interest margin (taxable equivalent) (4)	3.94	3.71	3.74	3.68	4.11	3.88	4.08

Asset Quality Ratios:
Allowance for loan and lease losses to period end loans (5)	1.27%	1.35%	1.33%	1.37%	1.49%	1.45%	1.31%
Allowance for loan and lease losses to period end nonperforming loans (6)	697.33	556.27	575.75	372.44	318.07	377.09	614.17
Net charge-offs to average loans and leases (5)	0.03	0.07	0.06	0.13	0.18	0.09	0.04
Nonperforming assets to period end loans and leases and foreclosed property (5)(6)	0.20	0.29	0.28	0.40	0.59	0.47	0.30

Capital and Liquidity Ratios:
Average equity to average assets	9.81%	8.98%	9.29%	7.17%	7.36%	7.28%	7.16%
Leverage (4.00% required minimum)	8.30	8.46	8.44	7.73	7.52	7.61	6.83
Risk-based capital
Tier 1 (4.00% required minimum)	10.78	12.18	11.49	10.47	10.00	9.92	8.86
Total (8.00% required minimum)	11.98	13.43	12.74	11.73	11.26	11.17	10.11
Average loans and leases to average deposits	93.39	92.25	92.30	94.38	96.44	97.74	94.04

(1)	On January 31, 2001, Peoples State Bank of Groveland (“PSB”) merged with a newly formed subsidiary of Alabama National, whereby PSB became a wholly owned subsidiary of Alabama National (“the PSB Merger”). Because the merger was accounted for as pooling-of-interests, the historical Five-Year Summary of Selected Financial Data for all periods have been restated to include the results of operations of PSB from the earliest period presented, except for dividends per common share.
(2)	The weighted average common shares include those of PSB at the applicable exchange ratios.
(3)	Annualized for the quarterly periods.
(4)	Net interest income divided by average earning assets.
(5)	Does not include loans held for sale.
(6)	Nonperforming loans and nonperforming assets include loans past due 90 days or more that are still accruing interest. It is Alabama National’s policy to place all loans on nonaccrual status when over ninety days past due.

Florida Choice Selected Consolidated Financial Data

The table below presents selected consolidated financial data and ratios on a historical basis for Florida Choice. This information is based on the consolidated financial statements of Florida Choice that it has presented in its filings with the Securities and Exchange Commission and should be read in conjunction with the information in such consolidated financial statements.

SELECTED FINANCIAL DATA

($ in thousands, except per share amounts)

	September 30,		December 31,
	2005	2004	2004	2003	2002	2001	2000
Total Assets	$333,302	185,161	$188,636	149,073	107,522	67,185	52,013
Loans, net	277,443	140,486	153,158	120,740	83,262	55,968	41,180
Cash and cash equivalents	11,586	13,550	5,037	7,203	7,518	3,314	2,465
Securities	27,295	22,140	21,441	13,665	12,461	4,526	5,335
Deposits	247,811	145,757	152,432	123,510	3,771	58,019	45,595
Borrowed funds	45,126	21,367	18,580	12,983	4,409	—	—
Stockholders’ equity	38,809	16,467	17,001	11,611	8,908	8,390	6,172

	Nine Months Ended September 30,		For the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Interest income	12,219	6,725	9,471	7,089	5,532	4,596	3,046
Interest expense	3,759	1,902	2,658	2,280	2,267	2,385	1,607
Net interest income	8,460	4,823	6,813	4,809	3,265	2,211	1,439
Provision for loan losses	1,360	202	202	441	362	383	393
Net interest income after provision for loan losses	7,100	4,621	6,611	4,368	2,903	1,828	1,046
Noninterest income	754	731	904	803	504	471	173
Noninterest expense	4,919	3,397	4,712	3,961	2,761	2,093	1,590
Earnings before income taxes	2,935	1,955	2,803	1,210	646	206	(371)
Income taxes	963	695	996	416	233	77	(295)
Net income (loss)	1,972	1,260	1,807	794	413	129	(76)
Basic earnings per share	$0.96	$0.98	1.43	.90	.47	.17	(.11)
Weighted average number of common shares outstanding for basic	2,062,706	1,285,549	1,266,572	886,550	879,527	769,460	709,426
Diluted earnings per share	$0.94	$0.95	1.40	.87	.46	.16	(.11)
Weighted average number of common shares outstanding for diluted	2,105,793	1,321,070	1,288,706	918,034	897,596	806,543	709,426

SELECTED CONSOLIDATED FINANCIAL RATIOS AND OTHER DATA:

	At or For the Nine Months Ended September 30,		At or For the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Return on average assets (1)	0.99%	1.15%	1.05%	.63%	.46%	.21%	(.20)%
Return on average equity (1)	8.70%	12.80%	11.60%	8.60%	4.76%	1.84%	(1.23)%
Dividend payout ratio	—%	—%	—%	—%	—%	—%	—%
Average equity to average assets	11.38%	9.01%	9.00%	8.00%	9.90%	12.20%	16.50%
Total equity to total assets	11.64%	8.89%	9.00%	7.80%	8.30%	12.50%	11.90%
Yield on average earnings assets (2)	6.54%	5.65%	5.80%	5.89%	6.43%	7.93%	8.73
Net interest margin	4.53%	4.05%	4.17%	4.00%	3.80%	3.82%	4.12%
Nonperforming assets to total assets (3)	0.01%	0.53%	—%	0.79%	0.01%	.49%	.05%
Nonperforming loans to total loans	0.02%	0.69%	—%	0.96%	0.01%	.54%	.05%
Allowance for loan losses to gross loans	1.11%	1.22%	1.12%	1.28%	1.36%	1.47%	1.42%
Charge-off ratio	0.00%	0.02%	0.02%	0.03%	0.07%	0.28%	0.01%
Noninterest expenses to average assets	2.47%	2.42%	2.73%	3.13%	3.05%	3.35%	4.16%
Operating efficiency ratio (4)	53.39%	61.16%	61.06%	70.58%	73.24%	78.02%	98.63%
Net interest income to noninterest expenses	171.99%	141.98%	144.60%	121.40%	118.30%	105.60%	90.50%
Total shares outstanding	2,565,615	1,303,233	1,303,233	1,033,225	879,730	874,790	709,426
Book value per common share outstanding	$15.13	$12.64	$13.05	11.24	10.13	9.59	8.70
Number of banking offices (all full-service)	6	2	2	2	2	1	1

(1)	Annualized for the quarterly periods.
(2)	Reflects interest income as a percent of average interest earning assets.
(3)	Non-performing loans consist of nonaccrual loans and accruing loans contractually past due ninety days or more.
(4)	Noninterest expense divided by the sum of net interest income plus noninterest income.

Comparative Per Share Data

The following table shows information about Alabama National’s and Florida Choice’s net income per share, dividends per share and book value per share, and similar information reflecting the merger of Alabama National and Florida Choice and is referred to as “pro forma” information. In presenting the comparative pro forma information for certain time periods we assumed that Alabama National and Florida Choice had been merged throughout those periods.

The information listed as “pro forma equivalent” was computed by multiplying the pro forma amounts by the exchange ratio of 0.6079. This ratio is intended to reflect that each Florida Choice stockholder will receive 0.6079 shares of Alabama National common stock for each share Florida Choice common stock.

The pro forma and pro forma equivalent information was calculated assuming that Florida Choice shareholders will receive an aggregate of $5.12 million in cash consideration and the remaining Florida Choice shareholders will receive Alabama National common stock, as provided for in the merger agreement.

The pro forma information, while helpful in illustrating the financial attributes of the combined company under one set of assumptions, does not attempt to predict or suggest future results. Also, the information we have set forth for the nine-month period ended September 30, 2005 does not indicate what the results will be for the full 2005 fiscal year.

The information in the following table is based on the historical financial information of Alabama National and Florida Choice. See “WHERE YOU CAN FIND MORE INFORMATION” on page 69.

COMPARATIVE PER SHARE DATA

	As of / For the Nine Months Ended September 30, 2005	For the Year Ended December 31, 2004
Earnings per common share
Alabama National historical	2.84	3.45
Florida Choice historical	0.96	1.43
Pro forma combined (1)	2.77	3.42
Florida Choice pro forma equivalent (2)	1.68	2.08

Diluted
Alabama National historical	2.80	3.39
Florida Choice historical	0.94	1.40
Pro forma combined (1)	2.73	3.37
Florida Choice pro forma equivalent (2)	1.66	2.05

Cash dividends declared
Alabama National historical	1.0125	1.25
Florida Choice historical	—	—
Pro forma combined (3)	1.0125	1.25
Florida Choice pro forma equivalent (4)	0.62	0.76

Shareholders’ equity per common share (5)
Alabama National historical	32.89	N/A
Florida Choice historical	15.12	N/A
Pro forma combined (1)	36.14	N/A
Florida Choice pro forma equivalent (2)	21.97	N/A

N/A	Not applicable due to the fact that the pro forma balance sheet is only calculated at September 30, 2005 which assumes the transaction consummated on the latest balance sheet date in accordance with Rule 11.02(b) of Regulation S-X.
(1)	Represents the combined results of Alabama National and Florida Choice as if the merger had been completed on January 1, 2004 (or September 30, 2005, in the case of shareholders’ equity per common share), and accounted for as a purchase.
(2)	Represents pro forma combined information multiplied by the exchange ratio of 0.6079.
(3)	Same as historical since no change in dividend policy is expected as a result of the merger.
(4)	Represents historical dividends declared per share by Alabama National multiplied by the exchange ratio of 0.6079.
(5)	Based on an assumed purchase price using the average price of Alabama National common stock for the ten-day period prior to October 26, 2005.

RISK FACTORS

In addition to the other information included in this proxy statement-prospectus, shareholders of Florida Choice are urged to consider carefully the following factors in determining whether to approve the merger agreement:

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Alabama National and Florida Choice have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

Alabama National cannot guarantee that it will pay dividends to shareholders in the future.

The principal business operations of Alabama National are conducted through its subsidiary banks. Cash available to pay dividends to shareholders of Alabama National is derived primarily, if not entirely, from dividends paid by the banks. After the merger, the ability of the banks to pay dividends to Alabama National as well as Alabama National’s ability to pay dividends to its shareholders will continue to be subject to and limited by certain legal and regulatory restrictions. Further, any lenders making loans to Alabama National may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends by Alabama National. There can be no assurance of whether or when Alabama National may pay dividends after the merger.

Fixed Merger Consideration Despite Potential Change in Relative Stock Prices.

Upon completion of the merger, each share of Florida Choice common stock will be converted into the right to receive 0.6079 shares of Alabama National common stock or, subject to certain limitations, $39.52 in cash. This exchange ratio will not be adjusted in the event of any increase or decrease in the price of Alabama National common stock (subject to certain exceptions). The price of Alabama National common stock when the merger takes place may vary from its price at the date of this proxy statement-prospectus and at the date of the special meeting of shareholders of Florida Choice. For example, during the twelve month period ending on                     , 2006 (the most recent practicable date prior to the printing of this proxy statement-prospectus), the closing prices of Alabama National common stock varied from a low of $             to a high of $             and ended that period at $            . Such variations may be the result of changes in the business, operations or prospects of Alabama National, Florida Choice or the merged companies, regulatory considerations, general market and economic conditions and other factors.

Holders of common stock of Florida Choice are urged to obtain current market quotations for Alabama National common stock.

Alabama National and its subsidiary banks operate in a heavily regulated environment.

The banking industry is heavily regulated. Subsequent to the merger, Alabama National and its subsidiary banks will be subject, in certain respects, to regulation by the Federal Reserve, the Federal Depository Insurance Corporation (the “FDIC”), the Office of the Comptroller of the Currency (the “OCC”), the Alabama State Banking Department, the Florida Office of Financial Regulation and the Georgia State Banking Department. The success of Alabama National depends not only on competitive factors but also on state and federal regulations affecting banks and bank holding companies. The regulations are primarily intended to protect depositors, not shareholders. The ultimate effect of recent and proposed changes to the regulation of the financial institution industry cannot be predicted. Regulations now affecting Alabama National and Florida Choice may be modified at any time, and there is no assurance that such modification will not adversely affect the business of Alabama National and its subsidiary banks.

Changes in the policies of monetary authorities could adversely affect Alabama National’s profitability.

The results of operations of Alabama National and Florida Choice are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, particularly in light of the continuing threat of terrorist attacks and the current military operations in the Middle East, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of Alabama National and Florida Choice. Furthermore, the actions of the United States government and other governments in responding to such terrorist attacks or the military operations in the Middle East may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

Changes in the allowances for loan losses of Alabama National’s subsidiary banks could affect the profitability of those banks and Alabama National.

Management of each of Alabama National’s subsidiary banks and of Florida Choice maintains an allowance for loan losses based upon, among other things, (1) historical experience, (2) an evaluation of local and national economic conditions, (3) regular reviews of delinquencies and loan portfolio quality, (4) current trends regarding the volume and severity of past due and problem loans, (5) the existence and effect of concentrations of credit and (6) results of regulatory examinations. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the respective loan portfolios. Although each of Alabama National and Florida Choice believes that the allowance for loan losses at each of their companies is adequate, there can be no assurance that such allowances will prove sufficient to cover future losses. Future adjustments may be necessary if economic conditions differ or adverse developments arise with respect to non-performing or performing loans of Alabama National’s subsidiary banks and Florida Choice. Material additions to the allowance for loan losses of Alabama National and Florida Choice would result in a material decrease in Alabama National’s net income, and possibly its capital, and could result in its inability to pay dividends, among other adverse consequences.

Certain directors and officers of Florida Choice have interests in the transaction that differ from your interests.

Certain of the directors and officers of Florida Choice (and certain of their family members and related interests) have personal interests in the merger that may present them with conflicts of interest in connection with the merger. The Boards of Directors of Alabama National and Florida Choice are aware of this and have considered the personal interests disclosed in this proxy statement-prospectus in their evaluation of the merger. Reference should be made to “APPROVAL OF THE MERGER AGREEMENT—Background of and Reasons for the Merger” beginning at page 30 and “APPROVAL OF THE MERGER AGREEMENT—Interests of Certain Persons in the Merger” beginning at page 46, for a description of such potential conflicts of interest.

Changes in interest rates could have an adverse effect on Alabama National’s income.

Alabama National’s profitability depends to a significant extent upon its net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Alabama National’s net interest income will be adversely affected if market interest rates change such that the interest Alabama National pays on deposits and borrowings increases faster than the interest earned on loans and investments. Changes in interest rates could also adversely affect the income of certain of Alabama National’s non-interest income businesses. For example, if mortgage interest rates increase, the demand for residential mortgage loans will likely decrease, and this would have an adverse effect on Alabama National’s mortgage origination fee income.

Competition in the banking industry is intense.

Competition in the banking and financial services industry is intense. In their primary market areas, Alabama National’s subsidiary banks compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than Alabama National’s subsidiary banks and may offer certain services that Alabama National’s subsidiary banks do not or cannot provide. The profitability of Alabama National depends upon its subsidiary banks’ continued ability to compete effectively in their market areas.

Alabama National’s success depends upon local economic conditions.

Alabama National’s success depends to a certain extent on the general economic conditions of the geographic markets served by Alabama National’s subsidiary banks in the states of Alabama, Georgia and Florida. The local economic conditions in these areas have a significant impact on Alabama National’s subsidiary banks’ commercial, real estate and construction loans, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Adverse changes in the economic conditions of the southeastern United States in general or any one or more of these local markets could negatively impact the financial results of Alabama National’s banking operations and have a negative effect on its profitability.

Alabama National may not be able to maintain its historical growth rate, which may adversely affect its results of operations and financial condition.

Alabama National has grown substantially in the past few years from approximately $2.36 billion in total assets at December 31, 2000 (as restated for a 2001 pooling-of-interests transaction) to approximately $5.89 billion in total assets at September 30, 2005. This growth has been achieved through a combination of internal growth and acquisitions. Alabama National’s future profitability will depend in part on its continued ability to grow. Alabama National may not be able to sustain its historical rate of growth or may not be able to grow its business at all in the future. Alabama National may also not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable candidates for additional acquisitions in the future. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may impede or prohibit Alabama National’s ability to acquire additional bank subsidiaries or open or acquire new branch offices.

Alabama National’s continued pace of growth may require it to raise additional capital in the future, but that capital may not be available when it is needed or on favorable terms.

Alabama National is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. Alabama National anticipates that its capital resources are satisfied for the immediate future. Alabama National may, however, need to raise additional capital to support its continued growth.

Alabama National’s ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside its control, and on its financial performance. Accordingly, Alabama National cannot assure you of its ability to raise additional capital, if needed, on terms acceptable to it or at all. If Alabama National cannot raise additional capital when needed, its ability to further expand its operations through internal growth and acquisitions could be materially impaired.

Alabama National’s directors and executive officers own a significant portion of its common stock.

Alabama National’s directors and executive officers, as a group, beneficially owned approximately 20.4% of Alabama National’s common stock outstanding as of September 30, 2005. As a result of their beneficial ownership, directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to Alabama National’s stockholders for approval, including the election of directors.

Alabama National makes and holds in its loan portfolio a significant number of construction loans, which may pose more credit risk than other types of real estate loans.

Alabama National offers residential and commercial construction programs for builders and developers, which constituted 27.9% of its loan portfolio as of September 30, 2005. Builder construction loans are considered more risky than other types of real estate loans. While Alabama National believes it has established adequate reserves to cover the credit risk associated with its construction loan portfolio, there can be no assurance that losses will not exceed reserves, which could adversely affect Alabama National’s earnings.

Future acquisitions may disrupt Alabama National’s business, dilute stockholder value and adversely affect Alabama National’s operating results.

Alabama National may grow by acquiring banks or branches of other banks that it believes provide a strategic fit with its business. To the extent that Alabama National grows through acquisitions, it cannot assure you that it will be able to adequately or profitably manage this growth. Acquiring other banks involves risks commonly associated with acquisitions, including:

•	potential exposure to unknown or contingent liabilities of acquired banks;

•	exposure to potential asset quality issues of acquired banks;

•	difficulty and expense of integrating the operations and personnel of acquired banks;

•	potential disruption to Alabama National’s business;

•	possible loss of key employees and customers of acquired banks;

•	potential short-term decrease in profitability; and

•	potential diversion of Alabama National management’s time and attention.

Alabama National continually encounters technological change, and it may have fewer resources than its competition to continue to invest in technological improvements.

The banking and financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Alabama National’s future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services that enhance customer convenience, as well as create additional efficiencies in its operations. Many of Alabama National’s competitors have greater resources to invest in technological improvements, and Alabama National may not be able to effectively implement new technology-driven products and services, which could reduce its ability to effectively compete.

Substantial sales of Alabama National common stock could cause its stock price to fall.

If stockholders sell substantial amounts of Alabama National common stock in the public market following the merger, the market price of Alabama National common stock could fall. Such sales also might make it more difficult for Alabama National to sell equity or equity-related securities in the future at a time and price that it deems appropriate.

Certain provisions in Alabama National’s certificate of incorporation and bylaws may deter potential acquirors and may depress its stock price.

Alabama National’s certificate of incorporation and bylaws contain provisions that might have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Alabama National.

Alabama National stock is not an insured deposit.

An investment in shares of Alabama National common stock is not a deposit insured against loss by the FDIC or any other government entity.

Alabama National may issue additional securities, which could dilute your ownership percentage.

Alabama National may issue additional securities to raise additional capital or finance acquisitions or upon the exercise of outstanding options, and if it does, the ownership percentage of holders of Alabama National common stock could be diluted.

FORWARD-LOOKING STATEMENTS

Alabama National and Florida Choice make forward-looking statements in this document that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of the combined company after the merger. Also, when any of the words “believes,” “expects,” “anticipates” or similar expressions are used, forward-looking statements are being made. Many possible events or factors could affect the future financial results and performance of each of Alabama National and Florida Choice and the combined company after the merger. This could cause results or performance to differ materially from those expressed in those forward-looking statements. You should consider these risks when you vote on the merger. These possible events or factors include the following:

1.	Alabama National’s revenues after the merger are lower than expected, Alabama National’s merger-related charges are higher than it expects, the combined company loses more deposits, customers or business than we expect, or our operating costs and/or loan losses after the merger are greater than we expect;

2.	competition among depository and other financial institutions increases significantly;

3.	we have more trouble obtaining regulatory approvals for the merger than we expect;

4.	we have more trouble integrating our businesses or retaining key personnel than we expect;

5.	our cost savings from the merger are less than we expect, or we are unable to obtain those cost savings as soon as we expect;

6.	changes in the interest rate environment reduce our margins or adversely affect our service business lines;

7.	general economic or business conditions are worse than we expect;

8.	legislative or regulatory changes, including changes in accounting standards, adversely affect our business;

9.	technological changes and systems integration are harder to make or more expensive than we expect;

10.	adverse changes occur in the securities markets; or

11.	the impact of various domestic or international military or terrorist activities or conflicts on our business.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements, and the factors that will determine these results are beyond Alabama National’s and Florida Choice’s ability to control or predict.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement-prospectus, in the case of forward-looking statements contained in this proxy statement-prospectus, or the dates of the documents incorporated by reference in this proxy statement-prospectus, in the case of forward-looking statements made in those incorporated documents.

Except to the extent required by applicable law or regulation, Alabama National and Florida Choice undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement-prospectus or to reflect the occurrence of unanticipated events.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Alabama National and Florida Choice have filed with the SEC under “Where You Can Find More Information” beginning on page 69.

All subsequent written or oral forward-looking statements concerning the merger or the other matters addressed in this proxy statement-prospectus and attributable to Alabama National or Florida Choice or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

GENERAL INFORMATION

Meeting, Record Date and Votes Required

A special meeting of the shareholders of Florida Choice Bankshares, Inc. will be held at          a.m. local time, on                     ,                     , 2006 (the “Special Meeting”), at                                     . The purpose of the meeting is to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated October 27, 2005 between Florida Choice and Alabama National (the “Merger Agreement”), which provides for, among other things, the merger of Florida Choice with Alabama National (the “Merger”). Following the Merger, Florida Choice Bank will be a subsidiary of Alabama National. Only holders of record of Florida Choice common stock at the close of business on                      (the “Record Date”), will be entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were                      shares of Florida Choice common stock issued, outstanding and entitled to be voted. There were              Florida Choice shareholders of record on the Record Date. Each share of Florida Choice common stock will be entitled to one vote at the Special Meeting.

The presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of Florida Choice common stock entitled to vote at the Special Meeting is necessary to constitute a quorum at such meeting. A quorum must be present before a vote on the Merger can be taken at the Special Meeting. For these purposes, shares of Florida Choice common stock that are present, or represented by proxy, at the Special Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Merger Agreement for any reason, including broker nonvotes. Generally, a broker who holds shares of Florida Choice common stock in “street” name on behalf of a beneficial owner lacks authority to vote such shares in the absence of specific voting instructions from the beneficial owner.

Approval of the Merger Agreement on behalf of Florida Choice, under Florida law, will require the affirmative vote of the holders of a majority of the outstanding shares of Florida Choice common stock entitled to be voted thereon. Failures to return proxy cards, broker nonvotes and abstentions will not be counted as votes for or against the proposal to approve the Merger Agreement, and, as a result, such nonvotes will have the same effect as votes cast against the proposal.

Approval of any other matters that may be properly presented at the meeting will be determined by a majority of the votes cast.

In order to vote for the Merger Agreement, Florida Choice’s shareholders must vote for its approval on the enclosed proxy or attend the Special Meeting and vote for these proposals. As of the Record Date,                      shares of Florida Choice common stock, or         % of the total shares of Florida Choice common stock outstanding, were beneficially owned and entitled to be voted by the directors and of Florida Choice and Florida Choice Bank. Each of these persons has entered into agreements with Alabama National whereby he or she has agreed to vote in favor of the Merger Agreement, subject to certain conditions.

Appraisal rights may be demanded by Florida Choice’s shareholders who follow the procedures specified by Florida law. See “APPROVAL OF THE MERGER AGREEMENT—Appraisal Rights” on page 28.

Proxies and Other Matters

The enclosed Florida Choice proxies are solicited on behalf of the Board of Directors of Florida Choice for use in connection with the Special Meeting and any adjournment or adjournments thereof. Holders of Florida Choice common stock are requested to complete, date and sign the accompanying proxy and return it promptly to Florida Choice in the enclosed envelope. Florida Choice’s shareholders should not forward any stock certificates with their proxies.

A Florida Choice shareholder who has executed and delivered a proxy may revoke it at any time before such proxy is voted (a) by giving a later written proxy, (b) by giving written revocation to the Secretary of Florida

Choice, provided such later proxy or revocation is actually received by Florida Choice before the vote of the shareholders, or (c) by voting in person at the Special Meeting. Any shareholder attending the Special Meeting may vote in person whether or not a proxy has been previously filed. Attendance at the Special Meeting will not, in itself, revoke a proxy. If your shares are held in the name of your bank or broker, you will need additional documentation to vote in person at the Special Meeting. Please see the voting form provided by your recordholder for additional information regarding the voting of your shares.

Many shareholders whose shares are held in an account at a brokerage firm or bank will have the option to submit their proxies or voting instructions electronically through the Internet or by telephone. Shareholders should check the voting form or instructions provided by their recordholder to see which options are available. Shareholders submitting proxies or voting instructions electronically should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that would be borne by the shareholder. To revoke a proxy previously submitted electronically, a shareholder may simply submit a new proxy at a later date before the taking of the vote at the Special Meeting, in which case, the later submitted proxy will be recorded and the earlier proxy will be revoked.

The shares represented by all properly executed proxies received in time for the Special Meeting, unless said proxies are revoked, will be voted in accordance with the instructions therein. If instructions are not given, properly executed proxies received will be voted FOR approval of the Merger Agreement.

Florida Choice will bear the costs of solicitation of proxies for the Special Meeting. Such solicitation will be made by mail but also may be made by telephone, facsimile or in person by the directors, officers and employees of Florida Choice.

If a quorum is not obtained, or if fewer shares of Florida Choice common stock are voted in favor of approval of the Merger Agreement than the number required for approval, it is expected that the Special Meeting will be postponed or adjourned for the purpose of allowing additional time for obtaining additional proxies or votes. At any subsequent reconvening of such Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies which have been effectively revoked), even though they might have been effectively voted on the same or any other matter at a previous meeting.

The management of Florida Choice is not aware of any business to be acted upon at the Special Meeting other than the proposal to approve the Merger Agreement. If other matters are properly brought before the Special Meeting or any adjournment of such meeting, the enclosed proxy, if properly signed, dated and returned, will be voted in accordance with the recommendation of Florida Choice’s management or, if there is no such recommendation, in the discretion of the individuals named as proxies therein.

Recommendation of Board of Directors

The Board of Directors of Florida Choice unanimously recommends that the shareholders of Florida Choice vote FOR the proposal to approve the Merger Agreement. See “APPROVAL OF THE MERGER AGREEMENT—Background of and Reasons for the Merger” at page 30.

APPROVAL OF THE MERGER AGREEMENT

The following information concerning the Merger is qualified in its entirety by reference to the Agreement and Plan of Merger, which is attached hereto as Appendix A and incorporated herein by reference (the “Merger Agreement”). The information contained herein with respect to the opinion of the financial advisor to Florida Choice is qualified in its entirety by reference to the opinion of such financial advisor, which is attached hereto as Appendix C and incorporated herein by reference.

The Merger Agreement contains representations and warranties that Alabama National and Florida Choice made to each other. These representations and warranties were made as of specific dates, and the assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Alabama National and Florida Choice have exchanged in connection with signing the Merger Agreement. While neither Alabama National nor Florida Choice believe that the disclosure schedules contain information that the securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, the Merger Agreement is included with this proxy statement-prospectus only to provide Florida Choice shareholders with information regarding the terms of the Merger Agreement, and you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified by the underlying disclosure schedules. These disclosure schedules may contain information that has been included in Alabama National or Florida Choice’s prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in each of Alabama National’s and Florida Choice’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that is contained in, or incorporated by reference into, this proxy statement/prospectus.

Terms of the Merger

At the date and time when the Merger becomes effective (the “Effective Time”), Florida Choice will merge with Alabama National, and Alabama National will be the surviving corporation. After the merger, Florida Choice Bank will be a subsidiary of Alabama National. If the Merger is consummated, and assuming the Alabama National stock price has not caused a termination or an adjustment to the exchange ratio, and assuming that Alabama National does not increase the fixed cash consideration payable in the Merger to an amount above $5.12 million, Alabama National will issue approximately 1,480,881 shares of its common stock, and approximately         % of the shares of Alabama National common stock outstanding after the Merger will be beneficially owned by former Florida Choice shareholders. This percentage reflects Alabama National’s current number of outstanding shares and does not reflect any share issuances by Alabama National prior to the Effective Time.

Merger Consideration

The Merger Agreement provides that Florida Choice shareholders who do not exercise their appraisal rights will receive in exchange for each of their shares of Florida Choice common stock (1) 0.6079 shares of Alabama National common stock, (2) $39.52 in cash, or (3) a combination of (1) and (2).

Stock Consideration

Each share of Florida Choice common stock issued and outstanding at the effective time of the merger that is not exchanged for cash will be converted into and exchanged for 0.6079 shares of Alabama National common stock (the “Exchange Ratio”). In the event that the average trading price of Alabama National common stock prior to the Merger decreases more than a specific designated amount, then Florida Choice may elect to terminate the Merger Agreement unless Alabama National agrees to adjust the Exchange Ratio, as described below.

Florida Choice can terminate the merger agreement if the price of Alabama National’s common stock decreases by more than 15% on both an absolute and industry relative basis. More specifically, Florida Choice can terminate the merger agreement if both (i) the average price of Alabama National common stock quoted on the Nasdaq Stock Market during the ten day period ending on the date on which the Federal Reserve Board approval has been received by Alabama National (the date being the “Determination Date” and the price being the “Average Determination Price”) is less than $53.82 (the “ANB Price Test”), and (ii) the quotient obtained by dividing the Average Determination Price by $63.32 (the “ANB Ratio”) is less that the quotient obtained by dividing the closing price of the NASDAQ Bank Index (the “Index Price”) on the Determination Date by the Index Price on October 27, 2005 (3002.61) and subtracting 0.15 from such quotient (such number being referred to herein as the “Index Ratio” and such calculation being referred to as the “Index Ratio Test”).

For example, assume that the Average Determination Price were $50.65 and the Index Price was the same on the Determination Date as it was on October 27, 2005. Under this example, the Average Determination Price would not meet the ANB Price Test because this represents a decrease of more than 15% from the starting price of $63.32. The Index Ratio Test would be likewise not be satisfied because the ANB Ratio of 0.80 would be less than the Index Ratio of 0.85. As such, Florida Choice would have an option to terminate the merger agreement. In this event, however, Alabama National would have the opportunity to void such termination by increasing the consideration payable to the Florida Choice shareholders. More specifically, to void a termination, Alabama National would have to adjust the Exchange Ratio to equal the lesser of (A) a number equal to a quotient (rounded to the nearest four decimal places), the numerator of which is 32.72 and the denominator of which is the Average Determination Price and (B) a number equal to a quotient (rounded to the nearest four decimal places), the numerator of which is the Index Ratio multiplied by 0.6079 and the denominator of which is the ANB Ratio. In the example above, ANB would be required to adjust the Exchange Ratio to 0.6459. If ANB were to make this election, then the merger agreement would remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

No assurance can be given that the current fair market value of Alabama National common stock will be equivalent to the fair market value of Alabama National common stock on the date that stock is received by a Florida Choice shareholder or at any other time. The fair market value of Alabama National common stock received by a Florida Choice shareholder may be greater or less than the current fair market value of Alabama National common stock due to numerous market factors.

Election to Receive Cash Consideration in Lieu of Common Stock

Instead of receiving Alabama National common stock as described above, Florida Choice shareholders may receive, depending on uncertainties as described below, cash consideration in exchange for some or all of their shares of Florida Choice common stock. Shareholders who choose to receive cash consideration will receive an amount in cash equal to $39.52 for each share of Florida Choice common stock that is converted into cash (the “Per Share Cash Consideration”).

Alabama National will pay no less than and, except under certain circumstances described below, no more than $5.12 million of cash consideration in the Merger. If a Florida Choice shareholder desires to convert all or any portion of his or her shares into cash, such shareholder should submit a cash election form as described below. However, if the number of shareholders who elect to receive cash instead of shares of Alabama National common stock would cause the total amount of cash to be paid by Alabama National to exceed or fall below $5.12 million, Alabama National will allocate and proportionately reduce or increase, as the case may be, the cash elections made by Florida Choice shareholders as described below. If no Florida Choice shareholders submit cash election forms as described below, each Florida Choice shareholder will have approximately 5% of their Florida Choice shares converted into cash. If cash elections would exceed $5.12 million, Alabama National, in its discretion, may increase the total amount of fixed cash consideration from $5.12 million up to the actual amount of the total cash elections, not to exceed 20% of the aggregate merger consideration. See “—Procedures for Making a Cash Election”.

If Alabama National declares a stock split, stock dividend or similar recapitalization between the date of the Merger Agreement and the Determination Date, appropriate adjustments will be made to the Exchange Ratio and the Per Share Cash Consideration to preserve the relative economic benefit to the parties.

Procedures for Making a Cash Election

An election form is being delivered with this proxy statement-prospectus to each holder of record of Florida Choice common stock. Each election form permits a holder (or the beneficial owner through appropriate and customary documentation and instructions) of Florida Choice common stock to elect to receive cash with respect to all or a portion of such holder’s Florida Choice common stock, subject to the $5.12 million fixed limit of total cash consideration. If your shares of Florida Choice common stock are held in the name of a bank or broker or other nominee, you must make your cash election through your recordholder.

Any shares of Florida Choice common stock with respect to which the holder has not made a valid cash election on or before 5:00 p.m. Eastern Time on                     , 2006, the election deadline, will be converted at the Effective Time into shares of Alabama National common stock based on the Exchange Ratio, unless cash elections for less than $5.12 million are made by Florida Choice shareholders, in which case a certain amount of cash consideration will be allocated to all Florida Choice shareholders as further described below.

A cash election will be properly made only if SunTrust Bank, acting in its capacity as exchange agent for Alabama National (the “Exchange Agent”), receives a properly completed election form by the election deadline. Any election form may be revoked or changed by the person submitting such election form at or prior to the election deadline. If an election form is revoked and a replacement election form is not submitted prior to the election deadline, the shares of Florida Choice common stock represented by such election form will be treated like other shares of Florida Choice common stock with respect to which no cash election has been made. Subject to the terms of the Merger Agreement and of the election form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive. Neither Alabama National nor the Exchange Agent will be under any obligation to notify any person of any defect in an election form.

If you wish to submit a cash election form, the Exchange Agent must RECEIVE your election form prior to the election deadline. Please do not send in your stock certificates with your cash election form.

Within five business days after the election deadline, unless the Merger has not been completed, in which case as soon as practicable after the Merger is completed, Alabama National will cause the Exchange Agent to allocate the right to receive cash consideration among the holders of Florida Choice common stock in accordance with the election forms as follows:

•	If the amount of cash elected by Florida Choice shareholders in the election forms is equal to $5.12 million, then:

(1)	all shares of Florida Choice common stock with respect to which shareholders have elected to receive cash will be converted into the right to receive $39.52 in exchange for each share of Florida Choice common stock; and

(2)	all other shares of Florida Choice common stock will be converted into the right to receive shares of Alabama National common stock based on the Exchange Ratio.

•	If the amount of cash elected by Florida Choice shareholders in the election forms is less than $5.12 million, then:

(1)	all shares of Florida Choice common stock with respect to which shareholders have elected to receive cash will be converted into the right to receive $39.52 in exchange for each share of Florida Choice common stock;

(2)	a portion of the remaining Florida Choice common stock will be converted, on a pro rata basis among all remaining Florida Choice shares, into the right to receive $39.52 in exchange for each such share, such that the total cash consideration payable pursuant to paragraph (1) and this paragraph (2) equals $5.12 million; and

(3)	each share of Florida Choice common stock remaining after the allocation process provided for in paragraphs (1) and (2) above will automatically be converted into the right to receive shares of Alabama National common stock based on the Exchange Ratio.

•	If the amount of cash elected by Florida Choice shareholders in the election forms is greater than $5.12 million, then:

(1)	the number of shares electing to receive cash will be automatically reduced on a pro rata basis, based on the total number of shares electing to receive cash, so that the total amount of cash that will be paid in the Merger equals as closely as practicable $5.12 million;

(2)	all shares of Florida Choice common stock with respect to which shareholders have elected to receive cash remaining after the adjustment described in paragraph (1) above will be converted into the right to receive $39.52 for each share of Florida Choice common stock;

(3)	all remaining shares of Florida Choice common stock, including without limitation those shares of Florida Choice common stock that would have received cash but for the adjustment described in paragraph (1) above, will be converted into the right to receive shares of Alabama National common stock based on the Exchange Ratio; and

(4)	all shares with respect to which no election to receive cash was made will be converted into the right to receive shares of Alabama National common stock based on the Exchange Ratio.

In the event that Alabama National increases the aggregate amount of fixed cash consideration from $5.12 million to an amount not to exceed 20% of the aggregate Merger consideration, as provided for in the Merger Agreement, the above procedures will apply equally to such new amount of fixed cash consideration as to the $5.12 million of cash consideration.

Surrender of Stock Certificates

Promptly after the Effective Time, the Exchange Agent will mail to each former holder of record of Florida Choice common stock a form letter of transmittal, together with instructions and a return mailing envelope (collectively, the “Exchange Materials”), for the exchange of such holders’ Florida Choice common stock certificates for either certificates representing shares of Alabama National common stock and cash payable in lieu of fractional shares or cash in respect of accepted cash elections. You should not send in your stock certificates until you receive the Exchange Materials from the Exchange Agent.

Upon receipt of the Exchange Materials, former holders of Florida Choice common stock should complete the letter of transmittal in accordance with the instructions and mail the letter of transmittal together with all stock certificates representing shares of Florida Choice common stock to the Exchange Agent in the return envelope provided. Upon receipt of the certificates and related documentation, Alabama National will issue, and the Exchange Agent will mail, to such holder of Florida Choice common stock a certificate representing the number of shares of Alabama National common stock to which such holder is entitled, and/or a check in the amount of cash payable to such shareholder as a result of a cash election and any cash payment in lieu of fractional shares of Alabama National common stock, all as described in the Merger Agreement. No certificates of Alabama National common stock and no cash payment will be delivered to a holder of Florida Choice common stock unless and until such holder has delivered to the Exchange Agent certificates representing the shares of Florida Choice common stock owned by such holder and in respect of which such holder claims payment is due, or such documentation and security in respect of lost or stolen certificates as may be required by the Exchange Agent.

After the Effective Time, a former shareholder of record of Florida Choice will be entitled to vote at any meeting of Alabama National shareholders the number of whole shares of Alabama National common stock into which such holder’s shares of Florida Choice common stock are converted, regardless of whether such holder has exchanged his or her certificates representing Florida Choice common stock for certificates representing Alabama National common stock.

No dividend or other distribution payable after the Effective Time with respect to Alabama National common stock issued to replace Florida Choice common stock will be paid to the holder of an unsurrendered Florida Choice common stock certificate until the holder surrenders such certificate, at which time such holder will be entitled to receive all previously withheld dividends and distributions, without interest.

After the Effective Time, there will be no transfers on Florida Choice’s stock transfer books of shares of Florida Choice common stock issued and outstanding at the Effective Time. If certificates representing shares of Florida Choice common stock are presented for transfer after the Effective Time, they will be returned to the presenter together with a form of letter of transmittal and exchange instructions.

Neither Alabama National nor the Exchange Agent will be liable to a holder of Florida Choice common stock for any amounts paid or properly delivered in good faith to a public official under any applicable abandoned property law.

No fractional shares of Alabama National common stock will be issued in respect to Florida Choice common stock, and cash will be paid by Alabama National in lieu of issuance of such fractional shares. The amount paid in lieu of fractional shares will be calculated by multiplying such fractional part of a share of Alabama National common stock by the Average Determination Price of Alabama National common stock, calculated as described above. No holder of Florida Choice common stock who would otherwise have been entitled to a fractional share of Alabama National common stock will be entitled to dividends, voting rights or any right as shareholder with respect to such fractional shares.

Appraisal Rights

Under Florida law, each shareholder of Florida Choice entitled to vote on the Merger who complies with the procedures set forth in Section 607.1301 to 607.1333 of the Florida Business Corporation Act (the “FBCA”) relating to appraisal rights is entitled to receive in cash the fair value of his or her shares of Florida Choice common stock. A Florida Choice shareholder must comply strictly with the procedures set forth in Florida law relating to appraisal rights. Failure to follow any such procedures will result in a termination or waiver of his or her appraisal rights.

To perfect appraisal rights, a holder of Florida Choice common stock must not vote in favor of the Merger Agreement and must provide written notice to Florida Choice before the vote is taken at the Special Meeting indicating that such shareholder intends to demand payment if the Merger is effectuated. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to Florida Choice Bankshares, Inc., 18055 U.S. Highway 441, Mt. Dora, Florida 32757, Attention: Secretary. All such notices must be signed in the same manner as the shares are registered on the books of Florida Choice. If a shareholder has not provided written notice of intent to demand fair value before the vote is taken at the Special Meeting, the shareholder will be deemed to have waived his or her appraisal rights.

Within 10 days after the date the Merger becomes effective, Alabama National, as successor to Florida Choice in the Merger, will provide each former Florida Choice shareholder who has properly provided a notice of intent to demand payment of fair value a written appraisal notice form, which will indicate Alabama National’s estimate of the fair value of Florida Choice common stock, as well as a copy of Florida Choice’s financial statements and a copy of sections 607.1301-1607.1333 of the FBCA.

A shareholder asserting appraisal rights must execute and return the form to Florida Choice and deposit the shareholder’s certificates in accordance with the terms of the notice, before the date specified in the appraisal notice, which will not be fewer than 40 or more than 60 days after the appraisal notice and form were sent to the shareholder. A shareholder who deposits shares in accordance with the assertion of appraisal rights has no further rights as a shareholder, but only has the right to receive “fair value” for the shares in accordance with the appraisal procedures, unless the appraisal demand is withdrawn.

A shareholder who does not execute and return the form and deposit his or her certificates by the date set forth in the appraisal notice, will no longer be entitled to appraisal rights, will be bound by the terms of the Merger Agreement, and will receive shares of Alabama National common stock. A shareholder who complies with the requirements and wishes to withdraw from the appraisal process may do so by notifying Alabama National in writing before the date set forth in the appraisal notice as the due date to execute and return the form. A shareholder who fails to withdraw from the appraisal process may not thereafter withdraw without Alabama National’s written consent.

A shareholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder.

If a shareholder timely accepts the offer to pay the fair value of the shares as set forth in the appraisal notice, payment will be made within 90 days after Alabama National receives the form from the shareholder. A shareholder who is dissatisfied with the offer must include in his or her returned form a demand for payment of that shareholder’s estimate of the fair value of the shares plus interest, otherwise the shareholder will be entitled to payment of only the amount offered. Interest is to be calculated at the interest rate on judgments in Florida on the effective date of the Merger. Once Alabama National has made payment of an agreed upon value, the shareholders will cease to have any interest in the shares.

If Alabama National and the dissenting shareholder are unable to agree on the fair value of the shares, Alabama National would be required to file an appraisal action in a court of competent jurisdiction in the county in which Florida Choice maintained its registered office, requesting that the fair value of the shares of Florida Choice common stock be determined. If Alabama National fails to file such proceedings, any dissenting shareholder may do so in the name of Florida Choice. All dissenting shareholders, except for those that have agreed upon a value with Alabama National, are deemed to be parties to the proceeding. In such proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Alabama National shall pay each dissenting shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of such judgment, the dissenting shareholder will cease to have any interest with respect to his or her Florida Choice shares.

The court in any appraisal proceeding will determine the cost and expense of any appraisal proceeding and such costs and expenses will be assessed against Alabama National. However, all or any part of such cost and expense may be apportioned and assessed against all or some of the dissenting shareholders, in such amount as the court deems equitable, if the court determines that such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court may also assess the fees and expenses of counsel and experts for the respective parties in the amounts the court finds equitable against Alabama National if the court finds that Alabama National did not substantially comply with its requirements under Sections 607.1320 and 607.1322 of the FBCA, or, against any party which the court finds acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights provided by the FBCA. In the event Alabama National fails to make any required payments, the shareholders may sue directly for the amount owed, and to the extent successful, will be entitled to recover all costs and expenses of the suit, including attorney’s fees.

The foregoing does not purport to be a complete statement of the provisions of the FBCA relating to statutory appraisal rights and is qualified in its entirety by reference to the appraisal rights provisions, which are reproduced in full in Appendix B to this proxy statement-prospectus and which are incorporated herein by reference.

Effective Time

Articles of Merger will be filed with the Secretary of State of Florida and a Certificate of Merger will be filed with the Delaware Secretary of State as soon as practicable after all conditions contained in the Merger

Agreement have been satisfied or lawfully waived, including receipt of all regulatory approvals, and expiration of all statutory waiting periods, and the approval of the Merger Agreement by the shareholders of Florida Choice. The Effective Time of the Merger will be the later of the time the Articles of Merger are accepted for filing by the Secretary of State of Florida and the Certificate of Merger is accepted for filing the Secretary of State of Delaware (or such later time as the parties may agree).

Background of and Reasons for the Merger

In connection with its normal strategic planning process, Florida Choice continuously reviews its strategic business alternatives, including devoting attention to the continuing consolidation and increasing competition in the banking and financial services industries in Florida. In recent years, competition in the local banking and financial services industries has intensified and required increased efforts to enhance Florida Choice’s ability to remain competitive in this environment.

From time to time over the past several years, the directors of Florida Choice had internal discussions regarding Florida Choice’s business prospects in the community banking market in Florida and the merger activity among financial institutions in the state. Also during this time, Florida Choice had periodically received inquiries from other parties regarding the possible interest of Florida Choice in pursuing a sale transaction. None of the inquiries had resulted in Florida Choice entering into any letter of intent or agreement for the sale of Florida Choice.

Alabama National management came into contact with Florida Choice management through Alabama National’s investment department. John H. Holcomb, III, Alabama National’s Chairman and Chief Executive Officer, often travels with officers of Alabama National’s investment department as they visit banks in the Southeast. Florida Choice has been a customer of the investment department for four years. Alabama National began calling on Florida Choice shortly after it opened for business in 1999. During the subsequent years, Alabama National investment division representatives met often with Florida Choice management, and on occasion Mr. Holcomb joined the meetings. Florida Choice management also attended an investment seminar hosted by Alabama National’s investment division each summer. During the July 27th and 28th, 2005 seminar, Mr. Holcomb met informally with Bob Porter, Florida Choice’s Chief Financial Officer. At that meeting, the two parties discussed Alabama National’s history, strategy, and operating structure. They also discussed opportunities and challenges facing Florida Choice and its potential fit within the Alabama National family of banks.

On August 9, 2005, Mr. Holcomb met for dinner with Mr. Porter, Ken LaRoe, Florida Choice’s Chairman and CEO, and John Warren, Florida Choice’s President. At the dinner, the parties further discussed operating strategies and similarities between the two companies’ operating cultures. Mr. Holcomb subsequently had several telephone conversations with Mr. LaRoe during which they further discussed a potential combination of the two companies and how their operating styles might fit together.

On August 22, 2005, Mr. Warren, Mr. Porter, and Mr. LaRoe traveled to Alabama National’s Birmingham headquarters to meet with several members of Alabama National’s executive management team. During these meetings, Florida Choice management conducted preliminary due diligence on Alabama National. Executives from the two companies discussed a number of Alabama National measurements and operating practices including credit quality, credit approval process, accounting practices, operational and technology capabilities, compliance, and internal audit procedures.

Subsequently, Mr. Holcomb met with Ken LaRoe in Leesburg, Florida. At that meeting, which took place on August 25, 2005, Mr. Holcomb provided Mr. LaRoe with additional insight into Alabama National’s operating structure, management philosophy, strategic plans, and goals for the future. He also learned more from Mr. LaRoe about Florida Choice’s goals and plans. After such discussion, both parties agreed to hold further discussions internally and to further explore the merits of a merger.

Mr. Holcomb and William E. Matthews, V, Alabama National’s Chief Financial Officer, returned to the Orlando area in September and met with the Florida Choice management team. At this meeting, the parties discussed some general pricing ranges for a potential transaction as well as key management talent within the Florida Choice organization and the need to retain such talent. The parties determined that they had an interest in continuing to attempt to arrive at a mutually agreeable price range. After studying Alabama National’s operating structure, historical operating results, and strategy, Florida Choice’s board decided to more formally explore the potential for a merger with Alabama National. It initiated discussions with the investment banking firm of Keefe, Bruyette, & Woods, Inc., (“Keefe, Bruyette”), for the purpose of potentially hiring Keefe, Bruyette to aid Florida Choice in considering a potential offer. Following these discussions, Florida Choice engaged Keefe, Bruyette to act as its financial advisor. After consultation with Keefe, Bruyette and discussion amongst the board, Florida Choice determined a range of values and responded to Alabama National with a slightly revised proposal. After further analysis and consideration, Alabama National agreed to a proposal calling for the exchange of approximately 1.5 million shares of Alabama National common stock plus $5.12 million in cash for all outstanding Florida Choice shares, with approximately $10.5 million in additional cash to purchase and extinguish outstanding Florida Choice stock options. The two parties then discussed this pricing level, and determined to conduct further due diligence.

After the parties had discussed this pricing level, Alabama National management conducted an on-site due diligence examination of Florida Choice at the offices of Florida Choice on October 10 through October 13, 2005. Keefe, Bruyette (on behalf of Florida Choice) and Florida Choice management conducted additional due diligence on Alabama National in interviews with Alabama National management in October 2005. After compiling and analyzing the information obtained during the due diligence period, both parties determined that they wished to pursue the transaction further.

The parties then began the negotiation of a definitive agreement, including pricing terms, for the merger of Alabama National and Florida Choice. The parties agreed upon the form of the document in late-October, 2005. The Florida Choice board met on October 20, 2005 to discuss the merger. At that meeting, the Florida Choice board discussed the terms of the proposed transaction. In addition, Keefe, Bruyette, in its role as financial advisor to Florida Choice, presented the Florida Choice board with an oral opinion that the consideration in the Merger to be paid by Alabama National was fair to Florida Choice shareholders from a financial standpoint. In addition, legal counsel for Florida Choice reviewed for the directors of Florida Choice the fiduciary obligations of directors in sales of financial institutions and commented on the form of Merger Agreement, the voting agreement to be entered into between Florida Choice directors and Alabama National, and related issues. At a telephonic meeting on October 21, 2005, Florida Choice’s board unanimously approved the Merger Agreement and the transactions contemplated thereby. Florida Choice’s management also was authorized to sign the Merger Agreement, which was signed by Alabama National and Florida Choice effective October 27, 2005.

At the regularly scheduled October 19, 2005 meeting of the Alabama National board of directors, Mr. Holcomb and Mr. Matthews provided a detailed presentation on Florida Choice, its financial history, its market and its management team and discussed management’s interest in further pursuing a merger. Mr. Holcomb and Mr. Matthews also described the proposed merger consideration for the Florida Choice transaction and the projected effects of the proposed transaction on Alabama National’s future performance. Following the presentation and a discussion, the Alabama National board formally approved the Merger and authorized Alabama National’s officers to execute the Merger Agreement and to take all other action necessary to consummate the transaction.

Alabama National’s Reasons for the Merger. In approving the Merger Agreement and the Merger, the Alabama National board of directors considered a number of factors concerning the benefits of the Merger. Without assigning any relative or specific weights to the factors, the Alabama National board of directors considered the following material factors:

(a)	the information presented to the directors by the management of Alabama National concerning the business, operations, earnings, asset quality and financial condition of Florida Choice, including the composition of the earning assets portfolio of Florida Choice;

(b)	the financial terms of the Merger, including the relationship of the value of the consideration issuable in the Merger to the market value, tangible book value and earnings per share of Florida Choice;

(c)	the non-financial terms of the Merger, including the treatment of the Merger as a tax-free reorganization under Section 368(a) of the Internal Revenue Code;

(d)	the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay;

(e)	the attractiveness of the Florida Choice franchise, the management team of Florida Choice, the market position of Florida Choice in the markets in which it operates, and the compatibility of the franchise of Florida Choice in the greater Orlando, Florida area with the operations of Alabama National in its market areas; and

(f)	the compatibility of the management philosophies and community banking orientation of Florida Choice to that of Alabama National and the subsidiary banks of Alabama National.

Florida Choice’s Reasons for the Merger. In approving the Merger Agreement and the Merger, the board of directors of Florida Choice considered a number of factors and criteria regarding the potential benefits of the Merger. Without assigning relative or specific weights to those factors, the Florida Choice board of directors considered the following material factors:

(a)	the financial terms of the Merger, including, among other things, the opinion of Keefe, Bruyette & Woods, Inc. as to the fairness of the consideration to be received by the Florida Choice shareholders, as provided in the Merger Agreement, from a financial point of view, to the shareholders of Florida Choice;

(b)	the interests of stockholders in obtaining greater liquidity for their investment, and the fact that Alabama National common stock is traded on the Nasdaq Stock Market;

(c)	the fact that the Merger qualifies as a tax-free reorganization for Florida Choice shareholders except to the extent of any cash received by Florida Choice shareholders, which will enable Florida Choice shareholders to exercise control over their own tax and financial planning;

(d)	a comparison of the prospects of Florida Choice as an independent entity and as a component of Alabama National after the Merger, including the prospects of an independent Florida Choice to achieve growth in investment value equal to or in excess of that which Alabama National may achieve;

(e)	certain financial and other information concerning Alabama National, including, among other things, information with respect to the business, operations, condition and future prospects of Alabama National, as well as the market performance of its common stock, and its dividend payment history and capacity;

(f)	the compatibility of management and the business philosophies of Florida Choice and Alabama National, and the reputation and record of Alabama National as an acquiror of other banks;

(g)	the fact that the Merger would result in Florida Choice Bank continuing as a separate subsidiary of Alabama National, with substantial local decision making authority and responsibility, minimizing the adverse impact on Florida Choice’s employee base, and enabling Florida Choice Bank to continue serving its customers and communities;

(h)	the fact that Alabama National has paid cash dividends on its shares, as compared to Florida Choice, which has not paid any dividends; and

(i)	the likelihood of the Merger being approved by the appropriate regulatory authorities without undue conditions or delay and in accordance with the terms initially proposed by Alabama National.

The Florida Choice Board of Directors unanimously recommends that Florida Choice shareholders vote for the approval of the Merger Agreement.

Opinion of Keefe, Bruyette & Woods, Inc.

Florida Choice engaged Keefe, Bruyette & Woods, Inc. (“Keefe, Bruyette”) to act as its exclusive financial advisor in connection with the Merger. Keefe, Bruyette agreed to assist Florida Choice in analyzing and effecting a transaction with Alabama National. Florida Choice selected Keefe, Bruyette because Keefe, Bruyette is a nationally recognized investment banking firm with substantial experience in transactions similar to the Merger and is familiar with Florida Choice and its business. As part of its investment banking business, Keefe, Bruyette is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions. Neither Keefe, Bruyette nor any of its affiliates has or during the past two years has had a material relationship with Florida Choice or any material financial interest in Florida Choice. Neither Keefe, Bruyette nor any of its affiliates has or during the past two years has had a material relationship with Alabama National or any material financial interest in Alabama National, except that Keefe, Bruyette served as an underwriter for Alabama National’s public offering of common stock in July 2004.

Keefe, Bruyette provided its analysis to Florida Choice’s board of directors at a meeting held on October 20, 2005 during which the terms of the transaction were discussed. At that meeting, Keefe, Bruyette delivered its oral opinion to the effect that the consideration provided for in the Merger Agreement is fair, from a financial point of view, to the shareholders of Florida Choice. Keefe, Bruyette subsequently delivered its written opinion, dated October 27, 2005, to Florida Choice’s board of directors.

The full text of Keefe, Bruyette’s written opinion is included with this proxy statement-prospectus at Appendix C. Florida Choice’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Keefe, Bruyette.

Keefe, Bruyette’s opinion is directed to the Florida Choice Board and addresses only the fairness, from a financial point of view, of the merger consideration to the Florida Choice shareholders. It does not address the underlying business decision to proceed with the Merger and does not constitute a recommendation to any Florida Choice shareholder as to how the shareholder should vote at the Florida Choice special meeting on the Merger or any related matter.

In rendering its opinion, Keefe, Bruyette:

•	reviewed, among other things,

•	the Merger Agreement;

•	Annual Report on Form 10-KSB of Florida Choice for the year ended December 31, 2004 (which includes financial information for the three years ended December 31, 2004, 2003 and 2002);

•	Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2004, 2003 and 2002 of Alabama National;

•	Certain interim reports to shareholders and Quarterly Reports on Form 10-QSB of Florida Choice and certain other communications from Florida Choice to its respective shareholders;

•	Certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Alabama National and certain other communications from Alabama National to its respective shareholders; and

•	Other financial information concerning the businesses and operations of Florida Choice and Alabama National furnished to Keefe, Bruyette by Florida Choice and Alabama National for purposes of Keefe, Bruyette’s analysis.

•	held discussions with members of senior management of Florida Choice and Alabama National regarding,

•	past and current business operations;

•	regulatory relationships;

•	financial condition; and

•	future prospects of the respective companies.

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for Alabama National and compared them with those of certain publicly traded companies that Keefe, Bruyette deemed to be relevant;

•	reviewed the publicly reported financial condition and results of operations for Florida Choice and compared them with those of certain companies that Keefe, Bruyette deemed to be relevant;

•	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Keefe, Bruyette deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, Keefe, Bruyette relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to Keefe, Bruyette or that was discussed with, or reviewed by or for Keefe, Bruyette, or that was publicly available. Keefe, Bruyette did not attempt or assume any responsibility to verify such information independently. Keefe, Bruyette relied upon the management of Florida Choice as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to Keefe, Bruyette. Keefe, Bruyette assumed, without independent verification, that the aggregate allowances for loan and lease losses for Alabama National and Florida Choice are adequate to cover those losses. Keefe, Bruyette did not make or obtain any evaluations or appraisals of any assets or liabilities of Alabama National or Florida Choice, and Keefe, Bruyette did not examine any books and records or review individual credit files.

The projections furnished to Keefe, Bruyette and used by it in certain of its analyses were prepared by Florida Choice’s senior management. Florida Choice does not publicly disclose internal management projections of the type provided to Keefe, Bruyette in connection with its review of the Merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, Keefe, Bruyette assumed that, in all respects material to its analyses:

•	the Merger will be completed substantially in accordance with the terms set forth in the Merger Agreement;

•	the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement are true and correct;

•	each party to the Merger Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the Merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

Keefe, Bruyette further assumed that the Merger will be accounted for as a purchase transaction under generally accepted accounting principles. Keefe, Bruyette’s opinion is not an expression of an opinion as to the prices at which shares of Florida Choice common stock or shares of Alabama National common stock will trade following the announcement of the Merger or the actual value of the shares of common stock of the combined company when issued pursuant to the Merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the Merger.

In performing its analyses, Keefe, Bruyette made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Keefe, Bruyette, Florida Choice and Alabama National. Any estimates contained in the analyses performed by Keefe, Bruyette are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Keefe, Bruyette opinion was among several factors taken into consideration by the Florida Choice Board in making its determination to approve the Merger Agreement and the Merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Florida Choice Board or management of Florida Choice with respect to the fairness of the merger consideration.

The following is a summary of the material analyses performed by Keefe, Bruyette in connection with its October 27, 2005 opinion. The summary is not a complete description of the analyses underlying the Keefe, Bruyette opinion or the presentation made by Keefe, Bruyette to the Florida Choice Board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Keefe, Bruyette did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Keefe, Bruyette believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Transaction Summary. Keefe, Bruyette calculated the merger consideration to be paid as a multiple of Florida Choice’s book value per share and latest twelve months’ earnings. Keefe, Bruyette also calculated the merger consideration to be paid as a “Core Deposit Premium.” Core Deposit Premium equals the difference between the aggregate merger consideration and Florida Choice’s tangible equity divided by core deposits. Additionally, Keefe, Bruyette has adjusted throughout its analyses the financial data to exclude any non-recurring income and expenses and any extraordinary items. The merger consideration was based on $39.52 in cash or a fixed exchange ratio of 0.6079 shares of Alabama National for each share of Florida Choice, subject to 5% of the merger consideration being in cash. These computations were based on Florida Choice’s stated book value of $14.85 per share as of June 30, 2005, Florida Choice’s latest twelve months’ earnings of $2.0 million as of June 30, 2005 and core deposits of $183.7 million as of June 30, 2005. Based on those assumptions and Alabama National’s closing price of $63.32 on October 26, 2005, this analysis indicated Florida Choice shareholders would receive stock worth $38.49 for each share of Florida Choice common stock held or $39.52 in cash. Assuming a 95% stock, 5% cash consideration, the blended per share consideration of $38.55 would represent 260% of book value per share, 53.9 times latest twelve months’ earnings and a Core Deposit Premium of 38.5%.

Selected Transaction Analysis. Keefe, Bruyette reviewed certain financial data related to a set of comparable Florida bank transactions announced since January 1, 2003 with deal values between $50 million and $250 million, excluding mergers of equals (14 transactions).

Keefe, Bruyette compared multiples of price to various factors for the Alabama National-Florida Choice Merger to the same multiples for the comparable group’s mergers at the time those mergers were announced. The results were as follows:

Comparable Transactions:

	Median		Low		High		Alabama National / Florida Choice Merger
Price / Stated Book Value	318.8%		235.8%		569.4%		259.6%
Price / Latest Twelve Months’ Earnings Per Share	28.4	x	22.5	x	41.8	x	53.9	x
Core Deposit Premium	30.5%		19.5%		39.4%		38.5%

Keefe, Bruyette also analyzed the financial data for the period ended June 30, 2005 for Florida Choice and reporting periods prior to the announcement of each transaction for each target in the Selected Transactions Analysis. The results were as follows:

Comparable Targets:

	Median	Low	High	Florida Choice
Equity / Assets	7.18%	4.48%	10.76%	12.96%
Non-Performing Assets / Assets	0.09	0.00	1.12	0.37
Return on Average Assets (Year-to-Date Annualized)	1.01	0.53	1.31	0.79
Return on Average Equity (Year-to-Date Annualized)	13.33	8.43	25.74	7.32
Efficiency Ratio (Last Twelve Months)	62	55	76	55

No company or transaction used as a comparison in the above analysis is identical to Alabama National, Florida Choice or the Merger. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared.

Discounted Cash Flow Analysis. Using discounted dividends analysis, Keefe, Bruyette estimated the present value of the future stream of dividends that Florida Choice could produce over the next five years, under various circumstances, assuming Florida Choice performed in accordance with management’s earnings forecasts for 2005-2006, maintains a return on average assets of 1.0% from 2007-2011 and manages balance sheet growth to result in a 7.0% average equity / asset ratio in 2010. Keefe, Bruyette then estimated the terminal values for Florida Choice stock at the end of the period by applying multiples ranging from 15.0x to 17.0x projected earnings in year six. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 11.0% to 15.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Florida Choice common stock. This discounted dividend analysis indicated reference ranges of between $33.07 and $44.09 per share of Florida Choice common stock. These values compare to the blended consideration offered by Alabama National to Florida Choice in the Merger of $38.55 per share of Florida Choice common stock.

Relative Stock Price Performance. Keefe, Bruyette also analyzed the price performance of Alabama National common stock from December 31, 2003 to October 26, 2005 and compared that performance to the performance of the Philadelphia Exchange/Keefe, Bruyette & Woods Bank Index (“Keefe Bank Index”) over the same period. The Keefe Bank Index is a market cap weighted price index composed of 24 major commercial and savings banks stocks. The Keefe Bank Index is traded on the Philadelphia Exchange under the symbol “BKX”. This analysis indicated the following cumulative changes in price over the period:

Alabama National	20.49%
Keefe Bank Index	0.24%

Selected Peer Group Analysis. Keefe, Bruyette compared the financial performance and market performance of Alabama National to those of a group of comparable holding companies. The comparisons were based on:

•	various financial measures including:

•	earnings performance;

•	operating efficiency;

•	capital; and

•	asset quality.

•	various measures of market performance including:

•	price to book value;

•	price to earnings; and

•	dividend yield.

To perform this analysis, Keefe, Bruyette used the financial information as of and for the quarter ended June 30, 2005 and market price information as of October 26, 2005. The 11 companies in the peer group included publicly traded banks in Alabama, Florida, Georgia, Mississippi, South Carolina and Tennessee with assets between $1.5 billion and $20 billion. This peer group includes BancorpSouth, Inc., Capital City Bank Group, Inc., GB&T Bancshares, Inc., Hancock Holding Company, Main Street Banks, Inc., Renasant Corporation, SCBT Financial Corporation, Seacoast Banking Corporation of Florida, The South Financial Group, Inc., Trustmark Corporation and United Community Banks, Inc. Keefe, Bruyette has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

Keefe, Bruyette’s analysis showed the following concerning Alabama National’s financial performance:

Selected Peer Group:

	Median	Low	High	Alabama National
Return on Average Equity (GAAP)	11.54%	6.49%	16.03%	11.93%
Return on Average Assets (GAAP)	1.01	0.82	1.51	1.17
Return on Average Tangible Equity (Cash)	16.59	10.64	22.26	16.66
Return on Average Tangible Assets (Cash)	1.05	0.90	1.57	1.20
Net Interest Margin	4.13	3.22	5.05	3.93
Efficiency Ratio	61	55	67	59
Leverage Ratio	8.67	6.58	11.06	8.31
Equity / Assets	10.00	7.16	13.13	9.66
Tangible Equity / Assets	7.24	5.46	8.75	7.14
Loans / Deposits	99	66	106	93
Non-Performing Assets / Assets	0.26	0.01	0.66	0.13
Loan Loss Reserve / Non-Performing Assets	236	149	411	671
Loan Loss Reserve / Total Loans	1.21	0.72	1.45	1.29

Keefe, Bruyette’s analysis showed the following concerning Alabama National’s market performance:

Selected Peer Group:

	Median		Low		High		Alabama National
Price / Stated Book Value Per Share	195%		129%		266%		196%
Price / Tangible Book Value Per Share	270		216		368		273
Price / 2005 GAAP Estimated Earnings Per Share	17.4	x	13.8	x	22.4	x	16.8	x
Price / 2005 Cash Estimated Earnings Per Share	17.0		13.0		21.6		16.3
Price / 2006 GAAP Estimated Earnings Per Share	15.0		12.5		19.1		15.1
Price / 2006 Cash Estimated Earnings Per Share	14.7		11.9		17.5		14.7
Dividend Yield	2.3%		1.0%		3.5%		2.1%

Keefe, Bruyette also compared the financial performance of Florida Choice to those of a group of comparable banks. The comparisons were based on:

•	various financial measures including:

•	earnings performance;

•	operating efficiency;

•	capital; and

•	asset quality.

•	various measures of market performance including:

•	price to book value;

•	price to earnings; and

•	dividend yield.

To perform this analysis, Keefe, Bruyette used the financial information as of and for the quarter ended June 30, 2005. The 10 companies in the peer group included banks in Florida, excluding Miami-Dade and Broward Counties and sub-chapter S corporations, with assets between $300 million and $475 million. This peer group includes Banking Corporation of Florida, Beach Community Bancshares, Inc., Big Lake Financial Corporation, FCB Florida Bancorporation, Inc., First Bankshares, Incorporated, FMB Banking Corporation, Gulfstream Bancshares, Inc., Peninsula Bank, UniSouth, Inc., and Wakulla Bancorp. Keefe, Bruyette has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

Keefe, Bruyette’s analysis showed the following concerning Florida Choice’s financial performance:

Selected Peer Group:

	Median	Low	High	Florida Choice
Return on Average Equity (GAAP)	16.54%	12.60%	36.00%	7.15%
Return on Average Assets (GAAP)	1.26	0.76	2.32	0.92
Return on Average Tangible Equity (Cash)	16.54	12.60	36.00	7.15
Return on Average Tangible Assets (Cash)	1.26	0.76	2.32	0.92
Net Interest Margin	4.45	3.63	5.07	4.42
Efficiency Ratio	50	36	66	49
Leverage Ratio	8.33	6.44	10.66	14.19
Tangible Equity / Assets	6.58	5.74	8.51	12.96
Loans / Deposits	89	67	104	112
Non-Performing Assets / Assets	0.11	0.00	1.02	0.37
Loan Loss Reserve / Non-Performing Assets	206	48	354	261
Loan Loss Reserve / Total Loans	1.16	0.65	1.68	1.15

Contribution Analysis. Keefe, Bruyette analyzed the relative contribution of each of Florida Choice and Alabama National to the pro forma balance sheet and income statement items of the combined entity, including assets, gross loans, deposits, equity, tangible equity and latest twelve months’ earnings. This analysis excluded any purchase accounting adjustments. The pro forma ownership analysis assumed the aggregate deal value was in the form of 95% Alabama National stock and 5% cash and was based on Alabama National’s closing price of $63.32 on October 26, 2005. The results of Keefe, Bruyette’s analysis are set forth in the following table:

Category	Alabama National	Florida Choice
Assets	95.1%	4.9%
Gross Loans	94.1	5.9
Deposits	95.1	4.9
Equity	93.5	6.5
Tangible Equity	91.2	8.8
Latest Twelve Months’ Earnings (GAAP)	96.8	3.2
Latest Twelve Months’ Earnings (Cash)	97.0	3.0
Estimated Pro Forma Ownership	92.2	7.8

Financial Impact Analysis. Keefe, Bruyette performed pro forma merger analyses that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the Merger would have on certain projected financial results of the pro forma company. This analysis indicated that the Merger is expected to be dilutive to Alabama National’s estimated 2006 GAAP and cash earnings per share and accretive to Alabama National’s estimated 2007 GAAP and cash earnings per share. This analysis was based on First Call’s 2006 published earnings estimate for Alabama National and Florida Choice’s 2006 and 2007 earnings projections provided by Florida Choice’s management. “First Call” is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors. Keefe, Bruyette assumed 11% earnings growth over First Call’s 2006 projections to estimate Alabama National’s 2007 earnings and estimated cost savings equal to 5.0% of Florida Choice’s projected non-interest expenses. For all of the above analyses, the actual results achieved by pro forma company following the Merger will vary from the projected results and the variations may be material.

Other Analyses. Keefe, Bruyette reviewed the relative financial and market performance of Alabama National and Florida Choice to a variety of relevant industry peer groups and indices. Keefe, Bruyette also reviewed earnings estimates, historical stock performance, stock liquidity and research coverage for Alabama National.

The Florida Choice Board has retained Keefe, Bruyette as an independent contractor to act as financial adviser to Florida Choice regarding the Merger. As part of its investment banking business, Keefe, Bruyette is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, Keefe, Bruyette has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Keefe, Bruyette may, from time to time, purchase securities from, and sell securities to Alabama National. As a market maker in securities, Keefe, Bruyette may from time to time have a long or short position in, and buy or sell, debt or equity securities of Alabama National for Keefe, Bruyette’s own account and for the accounts of its customers.

Florida Choice and Keefe, Bruyette have entered into an agreement relating to the services to be provided by Keefe, Bruyette in connection with the Merger. Florida Choice has agreed to pay Keefe, Bruyette at the time of closing a cash fee equal to 1.0% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock of Florida Choice in the transaction. Pursuant to the Keefe, Bruyette engagement agreement, Florida Choice also agreed to reimburse Keefe, Bruyette for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

Effect on Certain Employee Benefit Plans of Florida Choice

401(k) Plan. Florida Choice Bank maintains a 401(k) defined contribution plan for its employees (the “401(k) Plan”). Under the Merger Agreement, the 401(k) Plan will be terminated prior to the Effective Time, and each participant will become 100% vested in the 401(k) Plan. After the Merger, Alabama National will offer each employee of Florida Choice Bank who was eligible to participate in Florida Choice’s plan the opportunity to enroll in Alabama National’s 401(k) defined contribution plan.

Salary Continuation Agreements and Supplemental Life Insurance Agreements. Certain officers of Florida Choice and Florida Choice Bank have salary continuation agreements and supplemental life insurance agreements which will be modified and/or terminated as a result of the Merger. See “APPROVAL OF THE MERGER AGREEMENT—Interests of Certain Persons in the Merger” at page 46.

Treatment of Florida Choice Stock Options. At the time we complete the Merger, all outstanding stock options granted by Florida Choice under its stock option plans will be converted automatically into options to purchase Alabama National common stock, unless an option holder has elected to cancel his or her options in exchange for cash, as described below. Alabama National will assume these options subject to their existing terms, including any acceleration in vesting that will occur as a consequence of the Merger. The number of shares of Alabama National common stock that may be purchased upon exercise of each assumed option will be calculated according to the Exchange Ratio.

Under the terms of the Merger Agreement, holders of Florida Choice stock options may elect instead to cancel their options as of the time the Merger is complete in exchange for cash. If an option holder elects to receive cash, he or she will receive cash in an amount equal to the number of shares covered by the option multiplied by the excess of (A) the price derived by adding the averages of the high and the low sales price of one share of Alabama National common stock quoted on the Nasdaq Stock Market on each of the ten days ending on the fifth business day prior to the Effective Time (the “Average Quoted Price”), multiplied by 0.6079, and (B) the exercise price per share. For example, if the Average Quoted Price were $60.00, the holder of an option to buy 100 shares of Florida Choice common stock at $16.00 per share would be entitled to receive $2,047.40 (calculated as follows: 100 shares X {(0.6079 X $60.00)-$16.00}) if such holder elected this alternative.

The directors of Florida Choice and Florida Choice Bank and certain executives of Florida Choice and Florida Choice Bank, who hold over 90% of the outstanding options of Florida Choice, have elected to cancel their options in exchange for cash. The closing of the Merger is conditioned upon holders of at least 90% of the outstanding options electing to cancel their options in exchange for cash.

In order to permit holders of Florida Choice options to freely trade the shares issuable upon exercise, Alabama National has agreed that, as soon as practicable after the Effective Time of the Merger, it will file a registration statement with the Securities and Exchange Commission with respect to the shares of Alabama National common stock issuable upon the exercise of the converted Florida Choice options, and that it will use its reasonable efforts to maintain the effectiveness of that registration statement for so long as any such options remain outstanding.

The executive officers and directors of Florida Choice and Florida Choice Bank held in the aggregate exercisable options to purchase 269,450 shares of Florida Choice common stock as of the Record Date for the Special Meeting.

Conditions to Consummation of the Merger

The respective obligations of Alabama National and Florida Choice to effect the Merger are subject to the satisfaction of the following conditions prior to the Effective Time:

(a)	shareholder approval of Florida Choice shall have been received;

(b)	all regulatory approvals shall have been received and waiting periods shall have expired, and no such approval shall be conditioned or restricted in a manner which, in the opinion of the board of directors of Alabama National or Florida Choice, materially adversely impacts the Merger so as to render it inadvisable;

(c)	all consents necessary to consummate the Merger and avoid a material adverse effect on the relevant party shall have been obtained;

(d)	no court or regulatory authority shall have taken any action that restricts, prohibits or makes illegal the transactions provided for in the Merger Agreement, and no action shall have been instituted seeking to restrain the Merger which, in the opinion of the board of directors of Alabama National or Florida Choice, renders its consummation impossible or inadvisable;

(e)	Florida Choice and Alabama National shall have received an opinion of Alabama National’s counsel that the Merger will qualify as a reorganization under the Code, as provided in the Merger Agreement; and

(f)	no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been commenced or threatened by the SEC.

The obligations of Alabama National to effect the Merger are further subject to the satisfaction or waiver of the following conditions:

(a)	the representations and warranties of Florida Choice in the Merger Agreement shall be true as if made at the Effective Time;

(b)	the agreements and covenants of Florida Choice in the Merger Agreement and agreements provided for therein shall have been performed and complied with by the Effective Time;

(c)	Florida Choice shall have delivered to Alabama National certain certificates of its corporate officers provided for in the Merger Agreement;

(d)	Florida Choice shall have delivered to Alabama National an opinion of its counsel as provided in the Merger Agreement;

(e)	immediately prior to the Effective Time, Florida Choice and Florida Choice Bank shall have a minimum net worth (as defined in the Merger Agreement) of $38 million, individually;

(f)	Alabama National shall have received from Hacker, Johnson & Smith, P.A., independent certified public accountants, a comfort letter dated as of the Effective Time with respect to such matters relating to the financial condition of Florida Choice as Alabama National may reasonably request;

(g)	the charge offs, reserves and accruals as Alabama National shall reasonably request to conform Florida Choice’s accounting policies to Alabama National’s accounting policies shall have been made;

(h)	Alabama National shall be satisfied in its sole discretion that Florida Choice has taken all reasonably necessary steps such that the Merger will not trigger any “excess parachute payment” (as defined in Section 280G of the Internal Revenue Code), that could be disallowed as a deduction or result in the payment of excise taxes under Section 280G or 162(m) of the Code.

(i)

the existing employment agreements, change in control agreements, severance agreements and similar agreements, between Florida Choice and any individual shall be terminated as of the Effective Time without any penalty, fee or cost to Alabama National or Florida Choice, and each of John Warren,

Robert Porter, Tom Coletta, Joe Vorwerk, Tim Roberson, Stephen Jeuck and Kenneth LaRoe shall have entered into new employment agreements/non-compete agreements with Florida Choice Bank as approved by Alabama National;

(j)	no regulatory authority shall have asserted that Florida Choice or any of its subsidiaries is not in material compliance with such regulatory authority, revoked any material permits or issued any order or similar undertaking that restricts or impairs the conduct of Florida Choice’s or any of its subsidiaries’ business;

(k)	there shall have been no determination by Alabama National that any fact, event or condition exists or has occurred that would have a material adverse effect on Florida Choice or the Merger or that would render the Merger impractical;

(l)	Florida Choice shall have obtained the consent or approval of each person required to permit the succession by Alabama National to any contract obligation, right or interest of Florida Choice;

(m)	there shall not be any action taken by any regulatory authority which imposes any material adverse requirement upon Alabama National unless it is customary in connection with the acquisition of banks under similar circumstances;

(n)	Florida Choice shall have delivered a certificate to Alabama National that Florida Choice is not aware of any claims against its directors or officers or under its directors and officers insurance policy or its fidelity bond coverage;

(o)	subsequent to the execution of the Merger Agreement, there shall not have been any material increase in Florida Choice Bank’s nonperforming, classified or related party loans;

(p)	Alabama National shall have received documentation that the Florida Choice Bank 401(k) Plan will be terminated as of the Effective Time;

(q)	Holders of at least 90% of the stock options of Florida Choice shall have elected to exchange such options for cash; and

(r)	no action, proceeding or claim shall have been instituted and the parties shall not have knowledge of any threatened action, claim or proceeding against Florida Choice, Florida Choice Bank and/or their respective officers or directors.

The obligations of Florida Choice to effect the Merger are further subject to the satisfaction or waiver of the following conditions:

(a)	the representations and warranties of Alabama National in the Merger Agreement shall be true as if made at the Effective Time;

(b)	the agreements and covenants of Alabama National in the Merger Agreement and agreements provided for therein shall have been performed and complied with by the Effective Time;

(c)	Alabama National shall have delivered to Florida Choice certain certificates of its corporate officers provided for in the Merger Agreement;

(d)	Alabama National shall have delivered to Florida Choice an opinion of its counsel as provided in the Merger Agreement;

(e)	Florida Choice shall have received from PricewaterhouseCoopers, LLP, independent certified public accountants, a comfort letter dated as of the Effective Time with respect to such matters relating to the financial condition of Alabama National as Florida Choice may reasonably request;

(f)	the opinion received by Florida Choice from Keefe, Bruyette & Woods, Inc. that the consideration to be received by the Florida Choice shareholders is fair from a financial point of view shall not have been withdrawn as of the Effective Time;

(g)	Alabama National common stock to be issued in the Merger shall have been qualified as a Nasdaq National Market System Security as defined by the SEC; and

(h)	no regulatory authority shall have asserted that Alabama National or any of its subsidiaries is not in material compliance with such regulatory authority, revoked any material permits or issued any order or similar undertaking that restricts or impairs the conduct of Alabama National’s or any of its subsidiaries’ business.

Regulatory Approvals

The Merger is conditioned upon receipt of the necessary regulatory approvals. Bank holding companies and banks are regulated extensively under both federal and state law. Alabama National and Florida Choice are subject to regulation by the Federal Reserve. The Bank Holding Company Act requires a bank holding company to obtain the prior approval of the Federal Reserve before it may acquire substantially all of the assets of any bank or ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than five percent of the voting shares of any such bank. Accordingly, on November 23, 2005, Alabama National filed an application with the Federal Reserve in accordance with Section 3 of the Bank Holding Company Act.

Florida Choice Bank is subject to regulation by the Florida Office of Financial Regulation (the “Department”). Under the requirements of Section 658.28 of the Florida Statutes, any proposed change of control involving a Florida state bank must be submitted to the Department for prior approval. Alabama National and Florida Choice submitted a change of control application to the Department on November 23, 2005 in connection with Alabama National obtaining control over Florida Choice Bank by virtue of the merger.

The Merger cannot be completed in the absence of the required regulatory approvals or waivers. We cannot assure you as to whether or when the required regulatory approvals will be obtained.

Conduct of Business Pending the Merger

The Merger Agreement requires that each of Florida Choice and Alabama National shall preserve its business organization, goodwill, relationships with depositors, customers and employees, and assets and maintain its rights and franchises and take no action that would adversely affect its ability to perform under the Merger Agreement. In addition, Florida Choice has agreed that, without the consent of Alabama National, it will not:

(a)	amend its Articles of Incorporation, Bylaws or other governing instruments or those of any of its subsidiaries;

(b)	incur additional debt obligations except in the ordinary course of business or allow any lien to exist on any share of the stock held by itself or any of its subsidiaries, other than those in place on the date of the Merger Agreement;

(c)	repurchase, redeem or otherwise acquire or exchange any shares, or any securities convertible into any shares of the stock of itself or any of its subsidiaries, or declare or pay any dividend or make any other distribution in respect of its capital stock;

(d)	except as provided in the Merger Agreement and as required upon exercise of any Florida Choice stock options, issue, sell, pledge, encumber or enter into any contract to issue, sell, pledge or encumber, or authorize any of the foregoing, any additional shares of Florida Choice common stock or any other capital stock of Florida Choice or any subsidiary, or any stock appreciation rights, options, warrants, conversion or other rights to acquire any such stock;

(e)	adjust, split, combine or reclassify any of its capital stock or that of any of its subsidiaries, issue or authorize the issuance of any other securities or sell, lease, mortgage or otherwise encumber any shares of any of its subsidiaries or other asset other than in the ordinary course of business for reasonable and adequate consideration;

(f)	acquire any direct or indirect equity interest in any entities, other than in connection with foreclosures in the ordinary course of business, acquisitions of control by a depository institution subsidiary in a fiduciary capacity;

(g)	grant any increase in compensation or benefits of the employees or officers of Florida Choice or any of its subsidiaries, except in accordance with past practice, grant or pay bonuses, except in accordance with past practice or pursuant to preexisting bonus plans or programs, enter into or amend severance agreements or grant any material increases in fees or other compensation to directors, officers or employees;

(h)	enter into or amend any employment contract without an unconditional right to terminate without liability;

(i)	adopt any new employee benefit plans or make any material changes to any existing employee benefit plans other than as required by law or that is necessary or advisable to maintain the tax qualified status of any such plan;

(j)	make any material change in any accounting methods or systems of internal accounting controls, except as appropriate to conform to changes in regulatory accounting requirements or generally accepted accounting principles;

(k)	commence any litigation other than in accordance with past practice, settle any litigation involving any liability for material monetary damages or restrictions on the operations of Florida Choice or any of its subsidiaries or, except in the ordinary course of business, modify, amend or terminate any material contract or waive, release, compromise or assign any material rights or claims;

(l)	operate its business otherwise than in the ordinary course, or in a manner not consistent with safe and sound banking practices or applicable law;

(m)	fail to file timely any report required to be filed with any regulatory authorities;

(n)	make a loan or advance to any of its shareholders owning 5% or more of the outstanding shares of Florida Choice common stock, directors or officers of Florida Choice or its subsidiaries, or any members of their immediate families, except for unfunded loan commitments or renewals of existing loans in existence on the date of the Merger Agreement;

(o)	cancel without payment in full, or modify any contract relating to, any loan or other obligation receivable from any holder of 5% or more of the Florida Choice common stock, shareholder, director or officer of Florida Choice or any of its subsidiaries or any members of their immediate families;

(p)	enter into any contract for services or otherwise with any of the holders of 5% or more of Florida Choice common stock, or the directors, officers or employees of Florida Choice or any of its subsidiaries or any members of their immediate families;

(q)	modify, amend or terminate any material contract or waive, release, compromise or assign any material rights or claims, except in the ordinary course of business or for fair consideration;

(r)	file any application to relocate or terminate the operations of any of its banking offices or any of its subsidiaries;

(s)	except in accordance with applicable law, change its or any of its subsidiaries’ lending, investment, liability management and other material banking policies in any material respect;

(t)	intentionally take any action reasonably expected to jeopardize or delay the receipt of any regulatory approval required to consummate the Merger;

(u)	take any action that would cause the transactions provided for in the Merger Agreement to be subject to requirements imposed by any anti-takeover laws;

(v)	make or renew any loan to any person or entity who or that owes, or would as a result of such loan or renewal owe, Florida Choice or any of its subsidiaries more than $2 million of secured indebtedness or $250,000 of unsecured indebtedness;

(w)	increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except as consistent with past policies;

(x)	acquire any investment securities or asset-backed securities (with certain exceptions as described in the Merger Agreement);

(y)	dispose of any real property or interests therein having a book value in excess of or in exchange for consideration in excess of $50,000 (with certain exceptions as described in the Merger Agreement); or

(z)	make any capital expenditures individually in excess of $50,000, or in the aggregate in excess of $100,000.

Alabama National has agreed that, without the consent of Florida Choice, it will not:

(a)	fail to file timely any report required to be filed with any regulatory authorities, including the SEC; or

(b)	take any action that would cause Alabama National common stock to cease to be traded on the Nasdaq Stock Market, except for certain exceptions specified in the Merger Agreement.

Each party has also agreed to give written notice to the other party promptly upon becoming aware of the occurrence of any event which is likely to constitute a Material Adverse Effect within the meaning given to such term in the Merger Agreement or constitute a material breach of any of its representations, warranties or covenants contained in the Merger Agreement and to use its reasonable efforts to remedy any such condition or breach.

Florida Choice has also agreed to not solicit or encourage the submission of any acquisition proposal involving Florida Choice and any third party acquiror prior to the termination of the Merger Agreement or the consummation of the Merger. Florida Choice has also agreed that, unless it receives a superior acquisition proposal and pays the termination fee (as discussed below), it will not (1) withdraw, modify or change its recommendation to its shareholders with respect to approval of the Merger Agreement or the Merger, (2) resolve to engage in any acquisition proposal involving Florida Choice, (3) authorize or permit Florida Choice or any of its subsidiaries to enter into any acquisition agreement.

Waiver and Amendment; Termination; Termination Fee

Prior to the Effective Time, either Alabama National or Florida Choice may waive any default in performance of any term of the Merger Agreement, waive or extend the time for the compliance or fulfillment by the other of any and all of its obligations under the Merger Agreement, waive any or all of the conditions precedent and may, to the extent permitted by law, amend the Merger Agreement in writing with the approval of the Board of Directors of each of Florida Choice and Alabama National.

The Merger Agreement may be terminated at any time prior to the Effective Time, as follows:

(a)	by mutual consent of Alabama National and Florida Choice;

(b)	in the event of a breach of a representation, warranty, covenant or agreement by the non-breaching party under certain circumstances;

(c)	by either party (provided that such terminating party is not in material breach of any material obligation in the Merger Agreement), in the event any required regulatory approval is denied or not obtained or the shareholders of Florida Choice fail to approve the Merger;

(d)	by either party, in the event there is a material adverse effect on the business, operations or financial condition of the other party that is not remedied;

(e)	by either party, in the event any of the conditions precedent to the Merger cannot be satisfied or fulfilled or the Merger is not consummated by May 31, 2006, and such failure was not the fault of the terminating party;

(f)	by Alabama National, if the holders of greater than 5% of the outstanding shares of Florida Choice common stock properly assert their appraisal rights under Florida law;

(g)	by Alabama National, if (1) the board of directors of Florida Choice withdraws, adversely modifies or fails upon request to reconfirm its recommendation of the Merger, (2) the board of directors of Florida Choice approves another acquisition proposal or recommends approval of another acquisition proposal to the shareholders, (3) the board of directors of Florida Choice fails to call the special meeting of shareholders, or (4) any person or entity becomes the beneficial owner of 25% or more of the outstanding shares of Florida Choice stock;

(h)	by Florida Choice, if the board of directors of Florida Choice shall have authorized an agreement with respect to an acquisition or merger transaction proposal which it considers superior to the Merger, and after written notice to Alabama National, Alabama National does not make an offer that the Florida Choice board determines is as favorable as the third-party proposal; or

(i)	by Florida Choice, in the event that the average trading price of Alabama National common stock decreases more than a specific amount (as described in the Merger Agreement). See “APPROVAL OF THE MERGER—Merger Consideration—Stock Consideration beginning at page 24. In this event, however, Alabama National shall have the opportunity to void such termination by increasing the consideration payable to the Florida Choice shareholders.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, except that the confidentiality requirements, miscellaneous provisions, and provisions regarding expenses will survive such termination. Such termination will not relieve a breaching party from liability for an uncured willful breach of the representation, warranty, covenant or agreement giving rise to the termination. Also, a termination under paragraphs (g) or (h) above will require Florida Choice to pay to Alabama National a termination fee of $3.0 million.

Management and Operations After the Merger

From and after the Effective Time, the Alabama National board of directors will consist of the then current directors of Alabama National. Upon the consummation of the Merger, Florida Choice Bank will become a wholly owned subsidiary of Alabama National. The Board of Directors of Florida Choice Bank will consist of the current directors of Florida Choice Bank plus one or more officers of Alabama National. Following the Merger, Kenneth E. LaRoe, currently the Chairman and Chief Executive Officer of Florida Choice and Florida Choice Bank, will continue to serve as Chairman of the Board of Directors of Florida Choice Bank, John R. Warren, currently the President of Florida Choice and Florida Choice Bank, will serve as Chief Executive Officer of Florida Choice Bank, and Robert L. Porter, currently the Chief Financial Officer of Florida Choice and the Chief Operating Officer of Florida Choice Bank, will continue to serve as Chief Operating Officer of Florida Choice Bank. Florida Choice Bank has entered into employment agreements with several existing officers and employees of Florida Choice Bank, in addition to Messrs. LaRoe, Warren and Porter, as discussed below. It is not expected that any significant change in employees at Florida Choice Bank will be made as a result of the Merger.

All current Alabama National officers are expected to continue to serve Alabama National in accordance with the bylaws of Alabama National after the Effective Time. All directors and officers of each of the subsidiaries of Alabama National after the Effective Time are expected to continue to serve in accordance with the terms of the bylaws of each such subsidiary.

Interests of Certain Persons in the Merger

No director or executive officer of Alabama National has any material direct or indirect financial interest in Florida Choice or the Merger, except as a director, executive officer or shareholder of Alabama National or its subsidiaries. Certain officers and directors of Florida Choice Bank will continue to serve as officers and directors of Florida Choice Bank following the Merger.

In addition, Messrs. LaRoe, Warren and Porter will serve as Chairman, Chief Executive Officer and Chief Operating Officer of Florida Choice Bank, respectively, as described above. Each of Messrs. LaRoe, Warren and Porter has entered into a new employment agreement with Florida Choice Bank. These new employment agreements are being held in escrow and are to become effective upon completion of the Merger. Mr. LaRoe’s new employment agreement will provide Mr. LaRoe with an annual salary of at least $100,000 for up to two years following the Merger, for service as the Chairman of Florida Choice Bank. Mr. Warren’s new employment agreement will provide Mr. Warren with an annual salary of at least $185,000 for up to five years following the Merger, for service as the Chief Executive Officer of Florida Choice Bank. Mr. Porter’ new employment agreement will provide Mr. Porter with an annual salary of at least $185,000 for up to five years following the Merger, for service as the Chief Operating Officer of Florida Choice Bank. Mr. Warren and Mr. Porter will each have the opportunity to earn annual bonuses under their new employment agreements. All three of these new employment agreements also provide for certain fringe benefits and contain non-compete restrictions, as described in the employment agreements.

In the event that Mr. LaRoe is terminated other than for cause, or if he terminates his employment because of a material breach by Florida Choice Bank, he is entitled to receive his base salary plus certain fringe benefits through the second anniversary of the effective date of his employment agreement. In the event that either Mr. Warren or Mr. Porter is terminated other than for cause, or if either of these officers terminates his employment because of a material breach by Florida Choice Bank, then such terminated officer is entitled to receive his base salary plus certain fringe benefits through the fifth anniversary of the effective date of his employment agreement.

These three new employment agreements with Messrs. LaRoe, Warren and Porter, once they become effective upon the completion of the Merger, will supersede all of the terms of these officers’ current employment agreements, which will automatically terminate on the date that the Merger is completed. If, for any reason, the Merger is not completed, these officers’ current employment agreements will continue to be effective.

Florida Choice Bank anticipates entering into employment agreements, to be effective January 1, 2006, with each of the following twelve officers: Tom Coletta, Teague Gilliland, Stephen Jeuck, Greg Mainguth, Tim Roberson, Paul Rountree, Dean Shaheen, Sharon Stovall, Ray Taylor, Ray Tiley, Chris VanBuskirk and Joe Vorwerk. These agreements have employment terms ranging from one to five years, provide for annual salaries ranging from $70,000 to $140,000, and provide each employee with the opportunity to earn annual bonuses. These agreements generally provide that if the employee is terminated other than for cause, or if the employee terminates his or her employment because of a material breach by Florida Choice Bank, then the employee is entitled to receive his or her base salary plus certain fringe benefits through the term of the agreement. Additionally, each of these persons will be entitled to receive a “stay” bonus, ranging from $5,000 to $120,000, payable on the date of completion of the Merger, if they remain employed with Florida Choice Bank through the date of the consummation of the Merger. The total amount of these “stay” bonuses in the aggregate is $575,000. If the employee does not continue his or her employment with Florida Choice Bank for a specific period of time following the Merger, then the employee is required to repay to Florida Choice Bank a portion of the “stay” bonus, as described in the new employment agreements. Several of these employees have an existing employment agreement, change in control agreement and/or severance agreement with Florida Choice Bank. Each of these agreements will be replaced, effective January 1, 2006, with the new employment agreements described above.

Additionally, Messrs. LaRoe, Warren, Porter, Coletta and Jeuck have existing salary continuation agreements pursuant to which they are eligible for supplemental retirement benefits. These benefits become fully vested as a result of the Merger. Rather than initiate these payments on retirement, each of these employees agreed to terminate his salary continuation agreement, effective December 15, 2005, in exchange for a lump sum payment equal to the present value of the retirement benefits as of December 31, 2005. Messrs. LaRoe, Warren, Porter, Coletta and Jeuck will receive not later than December 31, 2005 lump sum payments of $676,824, $526,778, $608,754, $359,116, and $382,495, respectively, related to the termination of the salary continuation agreements.

Alabama National and Florida Choice anticipate that all 24 of the non-executive directors of Florida Choice Bank will enter into non-compete agreements to be effective upon the completion of the Merger. To date, 19 of these non-executive directors have entered into non-compete agreements. Each non-executive director of Florida Choice Bank will receive a payment of $5,000 as consideration for the restrictions of their non-compete agreements.

Each of the directors of Florida Choice and Florida Choice Bank have entered into agreements, whereby they have agreed to vote in favor of matters required for consummation of the Merger with Alabama National. The agreements also provide that the directors will elect to receive cash in exchange for their stock options and also address certain matters pertaining to Alabama National’s indemnification obligations.

The Merger Agreement and the director’s agreements generally provide that for a period of three years after the Effective Time, Alabama National will indemnify, defend and hold harmless each director and executive officer of Florida Choice against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the maximum extent permitted under the Florida Choice articles of incorporation and bylaws and applicable law, except for matters arising out of or related to (i) any conviction of a director for a violation of criminal law, (ii) any transaction in which a director is determined to have received an improper personal benefit, or (iii) any offering of securities by Florida Choice. These obligations continue during the period beginning on the third anniversary of the Effective Time and ending on the sixth anniversary of the Effective Time, but only to the extent mandated under the Florida Choice articles of incorporation and bylaws and applicable law.

Pursuant to an election option available under the Merger Agreement, the directors of Florida Choice and Florida Choice Bank and certain executives of Florida Choice and Florida Choice Bank (who hold options to purchase over 90% of the outstanding options of Florida Choice) have elected to cancel their options in exchange for a cash amount (as described above).

In the normal course of business, Florida Choice makes loans to its directors and officers, including loans to certain related persons and entities. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, and, in the opinion of management of Florida Choice, do not involve more than the normal risk of collectibility. As of September 30, 2005, the amount of these loans (including amounts available under lines of credit) by Florida Choice Bank to its directors and executive officers was 3.28% of Florida Choice Bank’s net loans.

Prior to the effective time of the Merger, Florida Choice will take all steps which may be required to cause the transactions contemplated by the Merger Agreement, including any disposition of securities of Florida Choice (including stock options) by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Relationships between Florida Choice and Alabama National

The investment division of First American Bank, a wholly-owned subsidiary bank of Alabama National, handles various investment needs for multiple correspondent banking clients throughout the Southeast, including Florida Choice Bank, with which it has had a correspondent banking relationship for approximately four years. Part of these relationships (including the relationship with Florida Choice Bank) typically entails the sale by First

American Bank of fixed income securities to the correspondent bank, for which First American Bank receives commission income.

Additionally, First American Bank has made available an unsecured federal funds line of $10,000,000 to Florida Choice Bank, of which all $10,000,000 of the line remained available as of September 30, 2005. Federal funds are sold by First American Bank to correspondent banks, including Florida Choice Bank, on an unsecured basis and generally do not exceed limits established for each bank resulting from an evaluation of the bank’s financial position. The terms offered to Florida Choice Bank are similar to the terms and conditions offered to each of the correspondent banks served by First American Bank’s investment division. In addition to the unsecured line extended to Florida Choice Bank by First American Bank, Florida Choice Bank is able to sell federal funds to First American Bank on an overnight basis.

As is customary in First American Bank’s correspondent banking relationships, in addition to making available unsecured federal funds lines and selling fixed income securities, First American Bank will routinely prepare asset-liability and liquidity reports for its clients and provide security safekeeping services and bond accounting services. First American Bank has provided such services to Florida Choice Bank in the past.

First American Bank has had, and expects to continue to have, banking and other transactions in the ordinary course of business with directors and executive officers of Florida Choice Bank and their affiliates, including members of their families or corporations, partnerships or other organizations in which such directors or executive officers have a controlling interest. These transactions have been, and are expected to continue to be, entered into on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. Furthermore, such transactions are not expected to involve more than the normal risk of collectibility nor present other unfavorable features to First American Bank. Each of Alabama National’s subsidiary banks, which will include Florida Choice Bank at the Effective Time of the Merger, is subject to limits on the aggregate amount it can lend to the subsidiary banks’ and Alabama National’s directors and officers as a group. This limit is generally equal to the applicable entity’s unimpaired capital and surplus. Loans to individual directors and officers must also comply with the subsidiary bank’s lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of such loan application. As of September 30, 2005, an aggregate of $3,813,720 in principal amount of loans (secured by Florida Choice common stock) had been made by First American Bank to certain officers and directors of Florida Choice and Florida Choice Bank and remained outstanding.

Federal Income Tax Consequences

Neither Alabama National nor Florida Choice has requested or will receive an advance ruling from the Internal Revenue Service as to the tax consequences of the Merger. Maynard, Cooper & Gale, P.C., counsel for Alabama National, has delivered an opinion to Alabama National and Florida Choice regarding the federal income tax consequences of the Merger. In rendering its opinion, Maynard, Cooper & Gale, P.C. made certain assumptions, including the following: (1) that the Merger will take place as described in the Merger Agreement, (2) that certain factual matters represented by Alabama National and Florida Choice are true and correct at the time of consummation of the Merger, (3) that the Merger will qualify as a statutory merger under the applicable laws of the State of Florida, and (4) that the Merger will be reported by Alabama National and Florida Choice on their respective federal income tax returns in a manner consistent with such opinion.

Based on these assumptions, in the opinion of Maynard, Cooper & Gale, P.C., the following will be the material federal income tax consequences of the Merger:

1. The Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

2. No gain or loss will be recognized by Alabama National or Florida Choice in connection with the Merger (except for income and deferred gain recognized pursuant to Treasury Regulations issued under Section 1502 of the Internal Revenue Code);

3. No gain or loss will be recognized by Florida Choice on the distribution of Alabama National common stock to holders of Florida Choice common stock.

4. The exchange of Florida Choice common stock for Alabama National common stock will not give rise to gain or loss to shareholders of Florida Choice common stock in the exchange (except to the extent of any cash received by such holders).

5. The aggregate basis of Alabama National common stock received by a Florida Choice shareholder in exchange for Florida Choice common stock will be the same as the aggregate basis of the Florida Choice common stock that was exchanged therefor, decreased by the amount of cash received (other than cash received in lieu of fractional shares), and increased by any gain recognized on the exchange.

In addition, Florida Choice shareholders who receive cash pursuant to the cash election or allocation procedures, in connection with the exercise of appraisal rights or instead of fractional shares should be aware of the following consequences:

Cash Election and Exercise of Appraisal Rights. With respect to a Florida Choice shareholder who receives only cash in exchange for his or her shares of Florida Choice common stock pursuant to a cash election or in connection with the exercise of appraisal rights under Florida law, the cash received will be treated as a distribution in redemption of the Florida Choice common stock held by such shareholder, subject to the deemed dividend provisions of Section 302 of the Internal Revenue Code. If the distribution is not recharacterized as a dividend pursuant to Section 302, the shareholder will recognize gain or loss measured by the difference between the amount of cash received and the adjusted basis of the Florida Choice common stock surrendered. Such gain or loss will be capital in nature if the Florida Choice common stock was held by the shareholder as a capital asset under Section 1221 of the Internal Revenue Code.

For Florida Choice shareholders who receive both cash and Alabama National common stock (other than cash received for fractional shares) in exchange for shares of Florida Choice common stock, the gain, if any, realized by such shareholder on receipt of the Alabama National common stock will be recognized, but not in an amount in excess of the cash received (other than fractional share payments). No loss will be recognized.

Cash Instead of Fractional Shares. The payment of cash to Florida Choice’s shareholders instead of fractional shares of Alabama National common stock will be treated for federal income tax purposes as if the fractional shares of Alabama National stock were issued in the Merger and then were redeemed by Alabama National. Florida Choice’s shareholders will, in general, recognize capital gain equal to the difference between the tax basis of the fractional share and the cash received.

The discussion set forth above is based upon the opinion of Maynard, Cooper & Gale, P.C., and applies only to Florida Choice’s shareholders who hold Florida Choice common stock as a capital asset. This discussion may not apply to special situations, such as Florida Choice’s shareholders, if any, who received their Florida Choice common stock upon exercise of employee stock options or otherwise as compensation and Florida Choice’s shareholders that are insurance companies, securities dealers, financial institutions or foreign persons. It does not address the state, local or foreign tax aspects of the Merger or any tax consequences of a subsequent transaction involving Alabama National common stock, including any redemption or transfer of Alabama National common stock. This discussion is based on currently existing provisions of the Internal Revenue Code, existing and proposed treasury regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion. Each Florida Choice shareholder should consult his own tax advisor with respect to the specific tax consequences of the Merger, including the application and effect of state, local and foreign tax laws.

Accounting Treatment

The Merger will be accounted for as a purchase by Alabama National of Florida Choice under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities, including identifiable intangible assets, of the company not surviving a merger are, as of completion of the Merger, recorded at their respective fair values and added to those of the surviving company. To the extent the consideration paid exceeds the fair value of the net assets acquired, goodwill is recorded. Financial statements of the surviving company issued after consummation of the Merger reflect these values, but are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving. Operations of Florida Choice will be reflected on the surviving company financial statements after the completion of the Merger.

Expenses and Fees

The Merger Agreement provides that each of the parties will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the Merger Agreement, including filing, registration and application fees, printing and mailing fees and expenses, and fees and expenses of their respective accountants and counsel.

Stock Exchange Listing

Alabama National has agreed to use its commercially reasonable efforts to ensure that the Alabama National common stock to be issued in the Merger is designated as a NASDAQ “national market system security.”

Resales of Alabama National Common Stock

The shares of Alabama National common stock issued under the Merger Agreement will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an “affiliate” (generally including, without limitation, directors, certain executive officers and beneficial owners of 10% or more of a class of the common stock) of Florida Choice for purposes of Rule 145 under the Securities Act as of the date of the Florida Choice Special Meeting. Affiliates may not sell their shares of Alabama National common stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Alabama National may place restrictive legends on certificates representing Alabama National common stock issued to all persons who are deemed “affiliates” of Florida Choice under Rule 145. This proxy statement-prospectus does not cover resales of Alabama National common stock received by any person who may be deemed to be an affiliate of Florida Choice.

DESCRIPTION OF ALABAMA NATIONAL CAPITAL STOCK

General

The authorized capital stock of Alabama National currently consists of 50,000,000 shares of Alabama National common stock, par value $1.00 per share, and 100,000 shares of preferred stock, par value $1.00 per share (the “Alabama National Preferred Stock”). The following is a summary description of Alabama National’s capital stock.

Common Stock

Holders of shares of Alabama National common stock are entitled to receive such dividends as may from time to time be declared by the Alabama National board out of funds legally available therefor. Holders of Alabama National common stock are entitled to one vote per share on all matters on which the holders of Alabama National common stock are entitled to vote and do not have cumulative voting rights. Holders of Alabama National common stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of Alabama National, holders of Alabama National common stock are entitled to share equally and ratably in the assets of Alabama National, if any, remaining after the payment of all debts and liabilities of Alabama National and the liquidation preference of any outstanding Alabama National Preferred Stock. The outstanding shares of Alabama National common stock are, and the shares of Alabama National common stock offered by Alabama National hereby when issued, will be fully paid and nonassessable. The rights, preferences and privileges of holders of Alabama National common stock are subject to any class or series of Alabama National Preferred Stock that Alabama National may issue in the future.

Preferred Stock

The Alabama National Certificate of Incorporation provides that the Alabama National board of directors is authorized without further action by the holders of the Alabama National common stock to provide for the issuance of shares of Alabama National Preferred Stock. Such preferred stock may be issued in one or more classes or series. The Alabama National board of directors has the authority to fix the designations, powers, preferences and relative participating options and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such class or series. Any share of Alabama National Preferred Stock so issued may rank senior to the Alabama National common stock with respect to the payment of dividends or amounts upon liquidation, dissolution, or winding-up, or both. In addition, any such shares of Alabama National Preferred Stock may have class or series voting rights. Upon completion of this Merger, Alabama National will not have any shares of Alabama National Preferred Stock outstanding. Issuances of Alabama National Preferred Stock, while providing Alabama National with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of Alabama National common stock, and in certain circumstances such issuances could have the effect of decreasing the market price of the Alabama National common stock. The Alabama National board of directors, without shareholder approval, may issue Alabama National Preferred Stock with voting or conversion rights which could adversely affect the voting power of the holders of the Alabama National common stock. Alabama National has no present plan to issue any shares of Alabama National Preferred Stock.

Certain Anti-Takeover Effects

The provisions of the Alabama National Certificate of Incorporation, the Alabama National Bylaws and the Delaware General Corporation Law (“DCGL”) summarized in the following paragraphs may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders and may make removal of management more difficult.

Authorized but Unissued Stock

The authorized but unissued shares of Alabama National common stock and Alabama National Preferred Stock will be available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Alabama National common stock and Alabama National Preferred Stock may enable the board of directors to issue shares to persons friendly to current management which could render more difficult or discourage any attempt to obtain control of Alabama National by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of Alabama National’s management.

Limitations on Shareholder Action by Written Consent and Limitations on Calling Shareholder Meetings

The Alabama National Certificate of Incorporation and Alabama National Bylaws prohibit shareholder action by written consent in lieu of a meeting and provide that shareholder action can be taken only at an annual or special meeting of shareholders. The Alabama National Bylaws provide that subject to the rights of holders of any series of Alabama National Preferred Stock to elect additional directors under specified circumstances, special meetings of shareholders can be called only by the Alabama National board of directors or the Chairman of the Alabama National board. Shareholders will not be permitted to call a special meeting of shareholders. Such provision may have the effect of delaying consideration of a shareholder proposal until the next special meeting unless a special meeting is called by the Alabama National board of directors or the Chairman of the Alabama National board.

Section 203 of the Delaware Corporation Law

Subject to certain exclusions summarized below, Section 203 of the DGCL (“Section 203”) prohibits any “Interested Shareholder” from engaging in a “Business Combination” with a Delaware corporation for three years following the date such person became an Interested Shareholder. “Interested Shareholder” generally includes: (a)(i) any person who is the beneficial owner of 15% or more of the outstanding voting stock of the corporation or (ii) any person who is an affiliate or associate of the corporation and who was the beneficial owner of 15% or more of the outstanding voting stock of the corporation at any time within three years before the date on which such person’s status as an Interested Shareholder is determined; and (b) the affiliates and associates of such person. Subject to certain exceptions, a “Business Combination” includes (i) any merger or consolidation of the corporation or a majority-owned subsidiary of the corporation; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or a majority-owned subsidiary of the corporation having an aggregate market value equal to 10% of more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; (iii) any transaction that results in the issuance or transfer by the corporation or a majority-owned subsidiary of the corporation of any stock of the corporation or the subsidiary to the Interested shareholder except pursuant to a transaction that effects a pro rata distribution to all shareholders of the corporation; (iv) any transaction involving the corporation or a majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series or securities convertible into the stock of any class or series of the corporation or the subsidiary that is owned by the Interested Shareholder; and (v) any receipt by the Interested Shareholder of the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a majority-owned subsidiary of the corporation.

Section 203 does not apply to a Business Combination if (i) before a person became an Interested Shareholder, the board of directors of the corporation approved either the transaction in which the Interested Shareholder became an Interested Shareholder or the Business Combination; (ii) upon consummation of the transaction that resulted in the person becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (other than certain excluded shares); or (iii) following a transaction in which the person became an Interested Shareholder the Business Combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of shareholders (and not by written consent) by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Shareholder.

SUPERVISION AND REGULATION OF ALABAMA NATIONAL

AND FLORIDA CHOICE

Alabama National, its subsidiary banks, Florida Choice and Florida Choice Bank are subject to state and federal banking laws and regulations which impose specific requirements and restrictions on, and provide for general regulatory oversight with respect to, virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. To the extent that the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of Alabama National and/or Florida Choice.

Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) and following in 1991 with the Federal Deposit Insurance Corporation Act (“FDICIA”), numerous additional regulatory requirements have been placed on the banking industry, and additional changes have been proposed. The operations of Alabama National and Florida Choice may be affected by legislative changes and the policies of various regulatory authorities. Alabama National and Florida Choice are unable to predict the nature or the extent of the effect on its business and earnings that fiscal or monetary policies, economic control, or new federal or state legislation may have in the future.

As bank holding companies, Alabama National and Florida Choice are subject to the regulation and supervision of the Federal Reserve. Alabama National’s subsidiary banks and Florida Choice Bank (collectively, the “Banks”) are subject to supervision and regulation by applicable state and federal banking agencies, including the Federal Reserve, the Office of the Comptroller of the Currency (the “OCC”), the Federal Deposit Insurance Corporation (the “FDIC”) and, in the case of Florida Choice and Florida Choice Bank, the Florida Office of Financial Regulation (the “Department”). These Banks are also subject to various requirements and restrictions under federal and state law, including requirements to maintain allowances against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Banks. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, bank holding companies from any state may acquire banks located in any other state, subject to certain conditions, including concentration limits. A bank may establish branches across state lines by merging with a bank in another state (unless applicable state law prohibits such interstate mergers), provided certain conditions are met. A bank may also establish a de novo branch in a state in which the bank does not maintain a branch if that state expressly permits such interstate de novo branching and certain other conditions are met.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the “cross-guarantee” provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default.

The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized” as such terms are defined under regulations issued by each of the federal banking agencies. In general, the agencies measure capital adequacy within a framework that makes capital requirements sensitive to the risk profiles of individual banking companies. The guidelines define capital as either Tier 1 (primarily common shareholders’ equity) or Tier 2 (certain debt instruments and a portion of the allowance for loan losses). Alabama National, its subsidiary banks and Florida Choice and Florida Choice Bank are subject to a minimum Tier 1 capital ratio (Tier 1 capital to risk-weighted assets) of 4%, a total capital ratio (Tier 1 plus Tier 2 to risk-weighted assets) of 8% and a Tier 1 leverage ratio (Tier 1 to average quarterly assets) of 3%. To be considered a “well capitalized” institution, the Tier 1 capital ratio, the total capital ratio, and the Tier 1 leverage ratio must equal or exceed 6%, 10% and 5%, respectively.

The Federal Reserve has adopted rules to incorporate market and interest rate risk components into its risk-based capital standards. Under these market risk requirements, capital is allocated to support the amount of market risk related to a financial institution’s ongoing trading activities.

The Banks are subject to Regulation W, which comprehensively implemented statutory restrictions on transactions between a bank and its affiliates. Regulation W combines the Federal Reserve’s interpretations and exemptions relating to Section 23A and 23B of the Federal Reserve Act. Regulation W and Section 23A of the Federal Reserve Act place limits on the amount of loans or extensions of credit to, investments in or certain other transactions with affiliates, and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. In general, following the Merger, the Banks’ “affiliates” will be Alabama National and Alabama National’s non-bank subsidiaries.

Regulation W and Section 23B of the Federal Reserve Act prohibit, among other things, a bank from engaging in certain transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with non-affiliated companies.

The Banks are also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

The Community Reinvestment Act (“CRA”) requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC or the OCC shall evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings. Each of the Banks received at least a satisfactory rating in its most recent evaluation.

There are various legal and regulatory limits on the extent to which banks may pay dividends or otherwise supply funds to their holding companies. In addition, federal and state regulatory agencies also have the authority to prevent a bank or bank holding company from paying a dividend or engaging in any other activity that, in the opinion of the agency, would constitute an unsafe or unsound practice.

FDIC regulations require that management report on its responsibility for preparing its institution’s financial statements and for establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness.

The FDIC currently uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The FDIC recently has proposed changes to its assessment system that are designed to require premium payments by a greater number of banks and other FDIC-insured depository institutions and that also would provide rebates to some institutions. If any of these changes were to take effect, the assessment obligations of the Banks could change.

The Gramm-Leach-Bliley Act, which became effective in 2000, permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company by filing a declaration if each of its subsidiary banks is well capitalized under the FDICIA prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the CRA. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve. At this time, Alabama National has not registered to become a financial holding company.

The Gramm-Leach-Bliley Act broadly defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking; and activities that the Federal Reserve has determined to be closely related to banking. The Act also permits the Federal Reserve, in consultation with the Department of Treasury, to determine that other activities are “financial in nature” and therefore permissible for financial holding companies. A national bank also may engage, subject to limitations on investment, in activities that are financial in nature (other than insurance underwriting, insurance company portfolio investment, merchant banking, real estate development and real estate investment) through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank at issue has a CRA rating of satisfactory or better. Bank holding companies that have not become financial holding companies are prohibited from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

The Act preserves the role of the Federal Reserve as the umbrella supervisor for holding companies while at the same time incorporating a system of functional regulation designed to take advantage of the strengths of the various federal and state regulators. In particular, the Act replaces the broad exemption from Securities and Exchange Commission regulation that banks previously enjoyed with more limited exemptions, and it reaffirms that states are the regulators for the insurance activities of all persons, including federally-chartered banks.

The Gramm-Leach-Bliley Act also establishes a minimum federal standard of financial privacy. In general, the applicable regulations issued by the various federal regulatory agencies prohibit affected financial institutions (including banks, insurance agencies and broker/dealers) from sharing information about their customers with non-affiliated third parties unless (1) the financial institution has first provided a privacy notice to the customer; (2) the financial institution has given the customer an opportunity to opt out of the disclosure; and (3) the customer has not opted out after being given a reasonable opportunity to do so.

On October 26, 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA Patriot Act) was signed into law. The USA Patriot Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, and strengthened the ability of the U.S. government to detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA Patriot Act require that regulated financial institutions, including state member banks: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. The USA Patriot Act also expanded the conditions under which funds in a U.S. interbank account may be subject to forfeiture and increased the penalties for violation of anti-money laundering regulations. Failure of a financial institution to comply with the USA Patriot Act’s requirements could have serious legal and reputational consequences for the institution.

EFFECT OF MERGER ON RIGHTS OF SHAREHOLDERS

As a result of the Merger, Florida Choice shareholders that do not elect to receive cash consideration for their shares of Florida Choice common stock (or who elect cash consideration where the limitation on the total cash consideration payable in the Merger is exceeded) will become shareholders of Alabama National. Florida Choice is a Florida corporation governed by the Florida Business Corporation Act (“FBCA”), and Florida Choice’s Articles of Incorporation (“Articles”) and Bylaws. Alabama National, on the other hand, is a Delaware corporation governed by the Delaware General Corporation Law (“DGCL”), and Alabama National’s Certificate of Incorporation and Bylaws. Certain significant differences exist between the rights of Florida Choice shareholders and those of Alabama National shareholders. The differences deemed material by Florida Choice and Alabama National are summarized below.

The following discussion is necessarily general, and it is not intended to be a complete statement of all differences affecting the rights of shareholders under the laws of the FBCA and the DGCL, or the rights of such persons under Alabama National’s Certificate of Incorporation and Bylaws and Florida Choice’s Articles of Incorporation and Bylaws. Nor is the identification of certain specific differences meant to indicate that other differences do not exist. The following summary is qualified in its entirety by reference to the FBCA and the DGCL, as well as to Alabama National’s Certificate of Incorporation and Bylaws and Florida Choice’s Articles of Incorporation and Bylaws.

Shareholder Meetings

Special Meetings. Under Florida Choice’s Bylaws, a special meeting of shareholders may be called upon the request of the Chairman of the Board of Directors, the Chief Executive Officer or the Board of Directors, or at the request of any one or more shareholders owning, in the aggregate, not less than fifty percent (50%) of the common stock of Florida Choice.

Under the DGCL, shareholders of Delaware corporations do not have a right to call special meetings unless such right is conferred upon the shareholders in the corporation’s certificate of incorporation or bylaws. Alabama National’s Certificate of Incorporation does not confer to its shareholders the right to call a special shareholders meeting.

Notice of Meetings. Under Delaware and Florida law, shareholders generally must be provided written notice of a shareholders meeting not less than ten (10) days nor more than sixty (60) days prior to a meeting. However, under Delaware law, in the case of a shareholder meeting called to vote on a merger, consolidation or sale of substantially all of the assets of the corporation, shareholders must be given written notice of not less than twenty (20) days before the meeting.

The Bylaws of Alabama National provide for shareholder notice consistent with Delaware law, and Florida Choice’s Bylaws provide for shareholder notice consistent with Florida law.

Written Consents of Shareholders

Under the FBCA and the DGCL, the shareholders may take action without a meeting if a consent in writing to such action is signed by the shareholders having the minimum number of votes that would be necessary to take such action at a meeting, unless prohibited in the articles or certificate of incorporation. Florida Choice’s Articles and Bylaws do not prohibit such action by written consent. On the other hand, Alabama National’s Certificate of Incorporation specifically limits shareholder action to annual or special meetings and denies shareholder action by written consent in lieu of a meeting.

Election of Directors

Florida Choice. Under the Bylaws of Florida Choice, the board of directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors have been elected and qualified. Florida Choice’s Articles do not provide for cumulative voting for directors. When any vacancy occurs among the directors, a majority of the remaining members of the Board may appoint a director to fill such vacancy until the next election of directors.

Alabama National. Under Alabama National’s Certificate of Incorporation, all directors are elected annually for a one-year term. Under the DGCL, the directors of a corporation shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present, unless the articles or certificate of incorporation provides for cumulative voting. Alabama National’s Certificate of Incorporation does not provide for cumulative voting. When any vacancy occurs among the directors, a majority of the remaining members of the Board may appoint a director to fill such vacancy until the next election of directors.

Removal of Directors

Florida Choice. Florida Choice’s Bylaws provide that a director may be removed by the shareholders with or without cause. Under the FBCA, once a director has been elected, he or she may be removed by the shareholders if the number of votes cast to remove him or her is greater than the number of votes cast not to remove him or her.

Alabama National. Under the DGCL, a majority of the shares entitled to vote may affect a removal of a director with or without cause. The Alabama National Certificate of Incorporation does not contain any supermajority requirements for the removal of directors.

Shareholder Approval of Business Combinations

Florida Choice. The FBCA provides that certain mergers, consolidations, and sales of substantially all of the assets of a Florida corporation must be approved by a majority of the outstanding shares of the corporation entitled to vote thereon.

Alabama National. The DGCL permits a merger to become effective without the approval of the surviving corporation’s shareholders provided certain requirements are met. Under the DGCL, if the articles of incorporation of the surviving corporation do not change following the merger, the amount of the surviving corporation’s common stock to be issued or delivered under the plan of merger does not exceed 20% of the total shares of outstanding voting stock immediately prior to the acquisition, and the board of directors of the surviving corporation adopts a resolution approving the plan of merger, no shareholder approval is required.

Where shareholder approval is required under the DGCL a merger can generally be approved by a majority vote of the outstanding shares of capital stock of each class entitled to vote thereon, unless the certificate or articles of incorporation require a greater vote. If the proposed merger or other business combination were to involve an “interested person” or “affiliated transaction,” however, the DGCL imposes supermajority approval requirements with certain qualifications. The Alabama National Certificate of Incorporation does not contain any supermajority requirements. See also “—Antitakeover Laws.”

Under the DGCL, a corporation may sell, lease, exchange or otherwise dispose of all, or substantially all, of its property and assets, otherwise than in the usual and regular course of its business, only with the approval of the holders of a majority of the outstanding shares of the corporation entitled to vote thereon, unless the certificate or bylaws require a greater vote. Alabama National’s Certificate of Incorporation and Bylaws do not require a greater vote.

Amendments to the Articles or Certificate of Incorporation and Bylaws

Florida Choice. The FBCA requires amendments to the articles of incorporation to be approved by the shareholders of the corporation upon recommendation of the corporation’s board of directors. Unless the FBCA, the articles of incorporation, or the board of directors requires a greater vote or voting by groups, amendments to the articles of incorporation must be approved by a majority of the votes cast, a quorum being present.

Florida Choice’s Bylaws provide that they may be amended by the board of directors.

Alabama National. Unless the certificate of incorporation provides otherwise, Delaware law requires only the affirmative vote of a majority of all outstanding voting shares to effect certain amendments to the certificate of incorporation. Delaware law requires the shares of a class to vote separately on amendments in certain circumstances. Alabama National currently has no separate classes of stock.

The DGCL states that only the shareholders are entitled to amend the bylaws of a corporation unless the corporation’s certificate of incorporation also specifically grants such authority to the board of directors. Alabama National’s Certificate of Incorporation permits the Board of Directors, as well as the shareholders, to amend Alabama National’s Bylaws.

Appraisal Rights

Florida Choice. Under Florida law, holders of record of Florida Choice’s common stock are entitled to appraisal rights. For a description of appraisal rights under Florida law, see “APPROVAL OF THE MERGER AGREEMENT—Appraisal Rights.”

Alabama National. Under the DGCL, a shareholder has the right, in connection with certain mergers or consolidations, to dissent from certain corporate transactions and receive the fair market value of his shares in cash in lieu of the consideration he otherwise would receive in the transaction. In order for a dissenting shareholder to assert his dissenters’ right, he must timely file a petition for appraisal with the Delaware Court of Chancery which will appraise the shares (excluding any appreciation or depreciation in the share price which occurs as a consequence of or in expectation of the transaction). In addition, a Delaware corporation can provide in its certificate of incorporation that appraisal rights are available to shareholders in certain other situations in which such rights are not otherwise available under Delaware law. No such provision is included in Alabama National’s Certificate of Incorporation.

Under the DGCL, unless the certificate of incorporation provides otherwise, appraisal rights are not available to shareholders of a corporation if the shares are listed on a national securities exchange or quoted on the Nasdaq Stock Market or held of record by more than 2,000 shareholders and shareholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares:

(1)	shares of stock of the surviving or resulting corporation,

(2)	shares of stock of another corporation which is listed on a national securities exchange, quoted on the Nasdaq Stock Market or held of record by more than 2,000 shareholders,

(3)	cash in lieu of fractional shares described in (1) and (2) above, or

(4)	any combination of the consideration described in (1) through (3) above.

In addition, appraisal rights are not available to shareholders of a Delaware corporation in a merger if the corporation is the surviving corporation and no vote of its shareholders is required. Alabama National’s Certificate of Incorporation does not contain any provision regarding shareholder appraisal rights.

Dividends

Florida Choice. Florida law provides that dividends may be declared and paid only if, after giving it effect, the company is able to pay its debts as they become due in the usual course of business, and its total assets would be greater than the sum of its total liabilities plus the amount that would be needed if the company were to be dissolved at the time of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend.

Alabama National. Under Delaware law, a corporation can pay dividends to the extent of its surplus, and if no surplus is available, dividends can be paid to the extent of its net profits for the current and/or preceding fiscal year. Dividends cannot be declared, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Alabama National are derived from its subsidiary banks, and there are various statutory limitations on the ability of such banks to pay dividends to Alabama National. See “RISK FACTORS—Restrictions on Dividends” and “WHERE YOU CAN FIND MORE INFORMATION.”

Preferred Stock

Florida Choice. Florida law provides that, if authorized by the articles of incorporation, a corporation’s board of directors may issue preferred stock with certain rights and privileges. Florida Choice’s Articles authorize it to issue up to 1,000,000 shares of preferred stock, which would have such designations and powers, preferences and rights and qualifications, limitations or restrictions as are determined by resolution adopted by the Board of Directors. No shares of preferred stock are outstanding.

Alabama National. Alabama National’s Certificate of Incorporation has authorized the issuance of 100,000 shares of preferred stock of which the designations and powers, preferences and rights and qualifications, limitations or restrictions thereof, are undetermined until fixed by resolution of the Board of Directors. The purpose of such preferred stock is to provide the Board of Directors with the financial flexibility to raise additional capital through the issuance of senior securities and to provide the Board of Directors with the ability to respond to hostile takeover bids. By leaving the characteristics of the preferred stock undetermined until resolved by the Board of Directors, the Board of Directors is able to issue customized preferred stock to individuals or corporations in negotiated transactions at any time in the future without a vote of the shareholders. Such preferred stock also allows the Board of Directors to react quickly, in the case of a hostile bid, by issuing preferred stock with characteristics unfavorable to the hostile bidder in order to make such an acquisition less economical.

Preemptive Rights

Florida Choice. Holders of Florida Choice common stock have no preemptive rights to subscribe for additional shares that may be issued from time to time by Florida Choice.

Alabama National. Under Delaware law, shareholders of a corporation are denied preemptive rights unless such rights are expressly granted to shareholders in the certificate of incorporation. The Certificate of Incorporation of Alabama National does not provide for preemptive rights.

Limitation of Liability of Directors

Florida Choice. Florida law protects all directors from liability to the corporation or shareholders for monetary damages for any statement, vote, decision or failure to act, regardless of whether or not a provision to that effect is included in the corporation’s articles of incorporation. The Florida law protection does not apply if the director breached or failed to perform his or her duties as a director, and the breach or failure constitutes a violation of the criminal law, a transaction from which the director derived an improper personal benefit, where the director’s actions constituted a conscience disregard for the best interests of the corporation, or an act committed in bad faith.

Alabama National. Subject to certain exceptions, Delaware law permits the certificate of incorporation or bylaws to include a provision that eliminates a director’s liability to shareholders for monetary damages for any breach of fiduciary duty as a director. The certificate of incorporation or bylaws, however, cannot eliminate the liability of a director for breach of the director’s duty of loyalty to the corporation or its shareholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; unlawful payment of dividends or unlawful stock purchase or redemption; or any transactions from which the director derived an improper personal benefit. The Restated Certificate of Incorporation of Alabama National includes a provision restricting such director liability to the extent permitted by the DGCL.

Indemnification of Directors

Under Delaware and Florida law, a corporation can indemnify its directors if a director acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. Furthermore, Delaware and Florida law each allows for a corporation to indemnify its directors with respect to any criminal action or proceeding when the director had no reasonable cause to believe his conduct was unlawful. Indemnification is not allowed under either Delaware or Florida law if a director has been adjudged liable to the corporation.

Alabama National’s Bylaws authorizes the indemnification of its directors to the fullest extent permitted by law. Similarly, Florida Choice’s Bylaws authorize indemnification of its directors to the fullest extent permitted under Florida law.

Antitakeover Laws

Affiliated Transactions and Certain Business Combinations. The DGCL prohibits a corporation from entering into certain “business combinations” between the corporation and an “interested shareholder” (generally defined as any person who is the beneficial owner of more than 15% of the outstanding voting shares of the corporation), unless the corporation’s Board of Directors has previously approved either (a) the business combination in question or (b) the stock acquisition by which such interested shareholder’s beneficial ownership interest reached 15%. The prohibition lasts for three years from the date the interested shareholder’s beneficial ownership reached 15%. Notwithstanding the preceding, the DGCL allows a corporation to enter into a business combination with an interested shareholder if: (a) the business combination is approved by the corporation’s Board of Directors and is authorized by an affirmative vote of at least two-thirds of the outstanding voting stock of the corporation which is not owned by the interested shareholder, or (b) such interested shareholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced. The statute also provides that the restrictions contained therein shall not apply to any corporation whose certificate of incorporation contains a provision expressly electing not to be governed thereby. Alabama National’s Certificate of Incorporation does not contain such a provision. The FBCA contains a law similar to the DGCL regarding affiliated transactions and business combinations, and Florida Choice’s Articles do not provide that such law does not apply to Florida Choice.

Control Share Regulation. The FBCA restricts the voting rights of a person who acquires “control shares” in an “issuing public corporation.” Delaware does not have a similar control share statute.

CERTAIN INFORMATION CONCERNING ALABAMA NATIONAL

General

Alabama National is a registered bank holding company subject to supervision and regulation by the Federal Reserve and is a corporation organized under the laws of the State of Delaware. Its main office is located at 1927 First Avenue North, Birmingham, Alabama 35203 (Telephone Number: 205/583-3600).

As a bank holding company, Alabama National is currently the corporate parent of 10 banks, which operate in Alabama, Florida and Georgia. The largest subsidiary for the holding company is Birmingham-based First American Bank (“FAB”). Other Alabama subsidiaries include: Bank of Dadeville; and Alabama Exchange Bank in Tuskegee. Florida subsidiaries are: First Gulf Bank, N.A. in Escambia County, Florida and Baldwin County, Alabama; Community Bank of Naples, N.A.; Millennium Bank in Gainesville; Public Bank in metropolitan Orlando; CypressCoquina Bank in Ormond Beach; and Indian River National Bank in Vero Beach. Alabama National has one subsidiary in Georgia, Georgia State Bank in metropolitan Atlanta. Alabama National provides full banking services to individuals and businesses. Brokerage services are provided to customers through FAB’s wholly-owned subsidiary, NBC Securities, Inc. Insurance services are provided through ANB Insurance Services, Inc., a wholly owned subsidiary of First American Bank.

At September 30, 2005, Alabama National had total assets of approximately $5.89 billion, total deposits of approximately $4.27 billion, total net loans of approximately $4.06 billion and total shareholders’ equity of approximately $562.4 million. Additional information about Alabama National is included in documents incorporated by reference in this proxy statement-prospectus. See “SUMMARY—Alabama National Selected Consolidated Financial Data” and “WHERE YOU CAN FIND MORE INFORMATION.”

Additional Information

Information relating to executive compensation, various benefit plans, voting securities and the principal holders of voting securities, relationships and related transactions and other related matters as to Alabama National is incorporated by reference or set forth in Alabama National’s Annual Report on Form 10-K for the year ended December 31, 2004 which is incorporated into this document by reference. See “WHERE YOU CAN FIND MORE INFORMATION” on pages 69 and 70.

CERTAIN INFORMATION CONCERNING FLORIDA CHOICE

General

Florida Choice was incorporated under the laws of the State of Florida in 2004 to be the holding company for Florida Choice Bank, and acquired all of the shares of Florida Choice Bank in January, 2005. Florida Choice Bank commenced operations in May, 1999, and currently operates out of its main office and five branch offices in Lake, Marion, Orange and Seminole Counties in Florida. Florida Choice Bank is a Florida state chartered bank whose deposits are insured under the Federal Deposit Insurance Act up to applicable limits. Florida Choice Bank is regulated and examined primarily by the Florida Office of Financial Regulation and by the FDIC.

At September 30, 2005, Florida Choice had consolidated assets of approximately $333.3 million, deposits of approximately $247.8 million and stockholder’s equity of approximately $38.8 million. During the first nine months of 2005, Florida Choice had net income of approximately $2.0 million, or $0.94 per diluted share and $0.96 per basic share. At September 30, 2005, Florida Choice was a “well capitalized” institution under Section 38 of the Federal Deposit Insurance Act, and its Tier 1 and total capital ratios were 12.69% and 13.69%, respectively, and its leverage ratio was 12.51%.

Financial and other information relating to Florida Choice is set forth in Florida Choice’s Annual Report on Form 10-KSB for the year ending December 31, 2004 and certain other documents filed by Florida Choice with the SEC. Copies of Florida Choice’s 2004 Annual Report on Form 10-KSB, its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005, and its Proxy Statement related to the annual meeting of shareholders held on April 25, 2005 accompany this document at Appendices D, E and F, respectively. Additionally, certain other reports and documents are incorporated by reference in this proxy statement-prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” on pages 69 and 70.

Management

The Board of Directors of Florida Choice consists of ten individuals. These ten individuals and eighteen others serve on the Board of Directors of Florida Choice Bank. The directors serve until the next succeeding annual meeting of shareholders and until their successors are duly elected and qualified.

The following table sets forth certain information regarding each director of Florida Choice and Florida Choice Bank.

Name	Principal Occupation or Employment
W. Riley Allen (1)	Attorney

Dale E. Bartch (1)	A/C Wholesaler

Jeffrey D. Baumann, M.D. (2)	Opthamologist

W. Kelly Bowman, M.D. (2)	Physician

Derek C. Burke (2)	Professional Engineer

Jose L. Camacho (1)	Lender

Dominic Thomas Coletta (2)	Sr. Vice President and Commercial Lender of Florida Choice Bank

James A. Croson (1)	Contractor

Paresh G. Desai, M.D. (1)	Urologist

Tom L. Hofmeister (1)	Builder

David A. Hurley (1)	Business Executive

Stephen J. LaFreniere (1)	Real Estate Broker

C. Michael LaRoe (1)	Motorcycle Dealer

Kenneth E. LaRoe (2)	Chairman and Chief Executive Officer of Florida Choice Bankshares, Inc. and Florida Choice Bank

Eric S. Martell (1)	Realtor Estate Broker

Thomas P. Moran (2)	Attorney

Gordon G. Oldham, III (2)	Business Executive

Robert L. Porter (2)	Chief Financial Officer of Florida Choice Bankshares, Inc. and Chief Operating Officer of Florida Choice Bank

Braxton W. Price, M.D. (1)	Retired Physician

Robert L. Purdon, M.D. (2)	Radiation Oncologist

Thomas J. Sanders, M.D. (1)	Urologist

Wesley D. Scovanner (1)	Insurance Executive

John B. Smith (1)	Contractor

Jayson A. Stringfellow (1)	Investor

Randall E. Strode (1)	Biotechnology

Cynthia A. Strollo (1)	Architect

John R. Warren (2)	President of Florida Choice Bankshares, Inc. and Florida Choice Bank

Arnold Wurst (1)	Contractor

(1)	The individual serves as a director of Florida Choice Bank.
(2)	The individual serves as a director of Florida Choice and Florida Choice Bank.

Information About Voting Securities and Principal Holders Thereof

Market Price and Dividends. Florida Choice common stock is not traded on any exchange and there is no established public trading market for Florida Choice common stock. As of September 30, 2005, there were approximately 789 record holders of Florida Choice common stock. Florida Choice has not paid a cash dividend to its shareholders. Florida Choice’s ability to declare and pay dividends is subject to the restrictions of the Merger Agreement.

Security Ownership of Certain Beneficial Owners and Management. The following table sets forth, as of the Record Date (i) the names of each beneficial owner of more than 5% of Florida Choice common stock showing the amount and nature of such beneficial ownership, (ii) the names of each director and executive officer of Florida Choice and Florida Choice Bank and the number of shares of Florida Choice common stock owned beneficially by each of them, (iii) the number of shares of Florida Choice common stock owned beneficially by all directors and executive officers of Florida Choice as a group, and (iv) the number of shares of Florida Choice common stock owned beneficially by all directors and executive officers of Florida Choice and Florida Choice Bank as a group.

Name of Beneficial Owner	Number of Shares(1)	Percent of Class(1)
W. Riley Allen	19,625	0.76%
Dale E. Bartch	89,263	3.46
Jeffrey D. Baumann, M.D.	93,349	3.61
W. Kelly Bowman, M.D.	9,250	0.36
Derek C. Burke	36,250	1.41
Jose L. Camacho	45,625	1.77
Dominic Thomas Coletta	56,000	2.18
James A. Croson	88,246	3.42
Paresh G. Desai, M.D.	46,692	1.81
Tom L. Hofmeister	28,618	1.11
David A. Hurley	77,851	3.02
Stephen J. LaFreniere	42,500	1.65
C. Michael LaRoe	60,186	2.33
Kenneth E. LaRoe	117,319	4.50
Eric S. Martell	36,250	1.41
Thomas P. Moran	55,000	2.14
Gordon G. Oldham, III	87,060	3.38
Robert L. Porter	75,956	2.94
Braxton W. Price, M.D.	33,623	1.31
Robert L. Purdon, M.D.	91,095	3.53
Thomas J. Sanders, M.D.	29,229	1.14
Wesley D. Scovanner	24,500	0.95
John B. Smith	34,429	1.34
Jayson A. Stringfellow	56,332	2.19
Randall E. Strode	24,340	0.95
Cynthia A. Strollo	15,500	0.60
John R. Warren	56,000	2.18
Arnold Wurst	15,500	0.60
Stephen R. Jeuck	4,125	0.16

All directors and executive officers of Florida Choice as a group (10 persons)	809,091	29.99
All directors and executive officers of Florida Choice and Florida Choice Bank as a group (29 persons)	1,449,713	51.14

(1)	In accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of a security for purposes of the rule if he or she has common stock voting power or dispositive power with respect to such security or has the right to acquire such ownership within sixty days. As used herein, “voting power” is the power to vote or direct the voting of common stock, and “dispositive power” is the power to dispose or direct the disposition of common stock, irrespective of any economic interest therein.

The number of shares shown in the above table and the number of shares used in calculating the percentage ownership for a given individual or group includes the shares shown in the following table. The amounts shown in the following table represent shares the individual may acquire in connection with presently exercisable stock options.

Name of Beneficial Owner	Number of Shares
W. Riley Allen	4,000
Dale E. Bartch	15,710
Jeffrey D. Baumann, M.D.	18,107
W. Kelly Bowman, M.D.	3,000
Derek C. Burke	5,000
Jose L. Camacho	5,000
Dominic Thomas Coletta	6,000
James A. Croson	13,333
Paresh G. Desai, M.D.	10,442
Tom L. Hofmeister	7,093
David A. Hurley	12,851
Stephen J. LaFreniere	5,000
C. Michael LaRoe	12,718
Kenneth E. LaRoe	39,194
Eric S. Martell	5,000
Thomas P. Moran	5,000
Gordon G. Oldham, III	12,460
Robert L. Porter	20,456
Braxton W. Price, M.D.	6,748
Robert L. Purdon, M.D.	16,595
Thomas J. Sanders, M.D.	6,770
Wesley D. Scovanner	5,000
John B. Smith	4,910
Jayson A. Stringfellow	9,453
Randall E. Strode	6,610
Cynthia A. Strollo	3,000
John R. Warren	6,000
Arnold Wurst	3,000
Stephen R. Jeuck	1,000

All directors and executive officers of Florida Choice as a group (10 persons)	131,812
All directors and executive officers of Florida Choice and Florida Choice Bank as a group (29 persons)	269,450

SHAREHOLDER PROPOSALS

If the Merger is completed, Florida Choice’s shareholders that do not elect to receive cash consideration for their shares of Florida Choice common stock (or that elect cash consideration where the limitation on the total cash consideration payable in the Merger is exceeded) will become shareholders of Alabama National. Alabama National expects to hold its next annual meeting of shareholders after the Merger during May 2006. Under SEC rules, proposals of Alabama National shareholders intended to be presented at the annual meeting had to have been received by Alabama National at its principal executive offices by November 30, 2005, to be considered for inclusion in Alabama National’s proxy material related to such meeting.

A shareholder must notify Alabama National before February 13, 2006 of a proposal for the 2006 annual meeting which the shareholder intends to present other than by inclusion in Alabama National’s proxy material. If Alabama National does not receive such notice prior to February 13, 2006, proxies solicited by the Alabama National board of directors will be deemed to have conferred discretionary authority to vote upon any such matter. Any proposal must be submitted in writing by Certified Mail—Return Receipt Requested, to Alabama National BanCorporation, Attention: John H. Holcomb, III, 1927 First Avenue North, Birmingham, Alabama 35203.

LEGAL MATTERS

The legality of the Alabama National common stock to be issued in the Merger will be passed upon by Maynard, Cooper & Gale, P.C., Birmingham, Alabama (“Maynard, Cooper”). As of December 9, 2005, attorneys in the law firm of Maynard, Cooper owned an aggregate of approximately 36,168 shares of Alabama National common stock.

Certain legal matters in connection with the Merger will be passed upon for Florida Choice by Smith Mackinnon, PA, Orlando, Florida. As of December 9, 2005, an attorney in the law firm of Smith Mackinnon, PA, owned an aggregate of 6,250 shares of Florida Choice common stock.

Maynard, Cooper has rendered an opinion with respect to the federal tax consequences of the Merger. See “APPROVAL OF THE MERGER AGREEMENT—Federal Income Tax Consequences.”

EXPERTS

The consolidated financial statements incorporated in this proxy statement-prospectus by reference to the Annual Report on Form 10-K of Alabama National BanCorporation for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The audited financial statements of Florida Choice Bankshares, Inc. for year ended December 31, 2004 included in this proxy-statement-prospectus have been so included in reliance upon the report of Hacker, Johnson & Smith, P.A., independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of Florida Choice Bank for the year ended December 31, 2003 included in this proxy statement-prospectus have been so included in reliance upon the report of Osburn, Henning & Company, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OTHER MATTERS

As of the date of this proxy statement-prospectus, Florida Choice’s board does not know of any matters that will be presented for consideration at the special meeting other than as described in this proxy statement-prospectus. If any other matters properly come before the special meeting, or any adjournments or postponements of the meeting, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals that they name as proxies to vote the shares represented by these proxies as to any of these matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the management of Florida Choice.

WHERE YOU CAN FIND MORE INFORMATION

Alabama National and Florida Choice file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any reports, statements or other information that either company files with the SEC at the SEC’s public reference room at 450 Fifth Street, NW, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet worldwide web site maintained by the SEC at “http://www.sec.gov.” In addition, Alabama National common stock is traded on the Nasdaq Stock Market. Reports, proxy statements and other information should also be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 70006.

Alabama National filed a Registration Statement on Form S-4 (the “Registration Statement”) to register with the SEC the Alabama National common stock to be issued to Florida Choice’s shareholders in the Merger. This proxy statement-prospectus is a part of that Registration Statement and constitutes a prospectus of Alabama National. As allowed by SEC rules, this proxy statement-prospectus does not contain all the information you can find in Alabama National’s Registration Statement.

The SEC allows Alabama National and Florida Choice to “incorporate by reference” information into this proxy statement-prospectus, which means that these companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement-prospectus, except for any information superseded by information contained directly in this proxy statement-prospectus or in later filed documents incorporated by reference in this proxy statement-prospectus.

This proxy statement-prospectus includes and/or incorporates by reference the documents set forth below that Alabama National and Florida Choice have previously filed with the SEC. These documents contain important information about Alabama National and Florida Choice. Some of these filings have been amended by later filings, which are also listed.

Alabama National SEC Filings (File No. 0-25160)

1.	Annual Report on Form 10-K for the year ended December 31, 2004.

2.	Quarterly Reports on Form 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005.

3.	The portions of Alabama National’s proxy statement for the annual meeting of stockholders held on May 4, 2005 that have been incorporated by reference in the 2004 Alabama National Form 10-K.

4.	Current Report on Form 8-K filed on October 27, 2005.

5.	The description of Alabama National’s common stock contained in Alabama National’s Registration Statement on Form 8-A filed with the SEC on November 21, 1994, including any amendment or report filed with the SEC for the purpose of updating this description.

Florida Choice Bankshares, Inc. SEC Filings (File No. 0-51100)

1.	Annual Report on Form 10-KSB for the year ended December 31, 2004.

2.	Quarterly Reports on Form 10-QSB for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005.

3.	The portions of Florida Choice’s proxy statement for the annual meeting of stockholders held on April 25, 2005 that have been incorporated by reference in the 2004 Florida Choice Form 10-KSB.

4.	Current Report on Form 8-K filed on October 27, 2005.

Alabama National and Florida Choice also incorporate by reference additional documents that may be filed with the SEC between the date of this proxy statement-prospectus and the date of the Special Meeting of Florida Choice shareholders or the termination of the Merger Agreement. These include all documents filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports on Form 8-K furnished to the SEC pursuant to Item 2.02 of Form 8-K).

Alabama National has supplied all information contained or incorporated by reference in this proxy statement-prospectus relating to Alabama National and Florida Choice has supplied all such information relating to Florida Choice.

Registered Florida Choice shareholders who have further questions about their share certificates or the exchange of their Florida Choice common stock for Alabama National common stock or cash should call the Exchange Agent at 1-800-568-3476.

You can obtain any of the documents incorporated by reference from Alabama National, Florida Choice, the SEC or the SEC’s Internet web site as described above. Documents incorporated by reference are available from Alabama National or Florida Choice, as applicable without charge. Florida Choice’s shareholders may obtain documents incorporated by reference in this proxy statement-prospectus relating to Alabama National by requesting them in writing or by telephone at the following address:

Alabama National BanCorporation

1927 First Avenue North

Birmingham, Alabama 35203

Attn.: Kimberly Moore

Telephone: (205) 583-3600

Disclosure of detailed financial information of Florida Choice is included in this proxy statement-prospectus in Appendix D, Florida Choice’s Annual Report on Form 10-KSB for the year ended December 31, 2004, and Appendix E, Florida Choice’s Quarterly Report on Form 10-QSB for the period ended September 30, 2005. Florida Choice’s shareholders may obtain other documents incorporated by reference in this proxy statement-prospectus relating to Florida Choice by requesting them in writing or by telephone at the following address:

Florida Choice Bankshares, Inc.

18055 U.S. Highway 441

Mt. Dora, Florida 32757

Attn: Kenneth E. LaRoe

Telephone: (352) 735-6161

You should rely only on the information contained or incorporated by reference in this proxy statement-prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement-prospectus. This proxy statement-prospectus is dated                     , 2006. You should not assume that the information contained in this proxy statement-prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement-prospectus to shareholders nor the issuance of Alabama National common stock in the Merger creates any implication to the contrary.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

by and between

FLORIDA CHOICE BANKSHARES, INC.

and

ALABAMA NATIONAL BANCORPORATION

Dated as of

October 27, 2005

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 27, 2005, by and between FLORIDA CHOICE BANKSHARES, INC. (“FCB”), a corporation organized and existing under the laws of the State of Florida, with its principal office located in Mount Dora, Florida, and ALABAMA NATIONAL BANCORPORATION (“ANB”), a corporation organized and existing under the laws of the State of Delaware, with its principal office located in Birmingham, Alabama.

Preamble

The Boards of Directors of FCB and ANB are of the opinion that the transactions described herein are in the best interests of the parties and their respective stockholders. This Agreement provides for the merger (the “Merger”) of FCB with and into ANB. At the Effective Time of such Merger, the outstanding shares of the capital stock of FCB shall be converted into the right to receive shares of the common stock of ANB (except as provided herein). As a result, stockholders of FCB shall become stockholders of ANB. The Merger is subject to the approvals of the stockholders of FCB, the Florida Department of Financial Services and the Federal Reserve Board, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that, for federal income tax purposes, the merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the IRC.

Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE 1

TRANSACTIONS AND TERMS OF MERGER

1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, FCB shall be merged with and into ANB in accordance with the provisions of Section 252 of the DGCL and Section 607.1107 of the FBCA and with the effect provided in Sections 259 and 261 of the DGCL and the applicable provisions of the FBCA. ANB shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the ANB Board and the FCB Board.

1.2 Time and Place of Closing. The place of Closing shall be at the offices of Maynard, Cooper & Gale, P.C., Birmingham, Alabama, or such other place as may be mutually agreed upon by the Parties. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers of each Party, the Closing will take place at 9:00 A.M. Central Standard Time on the last business day of the month in which the closing conditions set forth in Article 9 below have been satisfied (or waived pursuant to Section 11.4 of this Agreement); provided, however, that the Closing will not occur earlier than March 15, 2006, unless otherwise mutually agreed upon in writing by the chief executive officers of each Party.

1.3 Effective Time. The Merger and other transactions provided for in this Agreement shall become effective: (a) on the date and at the time that the later of the following shall occur: (i) the Certificate of Merger reflecting the Merger shall be accepted for filing by the Secretary of State of Delaware, and (ii) the Articles of Merger reflecting the Merger shall be accepted for filing by the Secretary of State of Florida, or (b) on such date and at such time subsequent to the date and time established pursuant to subsection 1.3(a) above as may be specified by the Parties in the Certificate of Merger and Articles of Merger (provided that such subsequent date and time shall not be later than a time on the 30th day after the date that the Certificate of Merger is filed) (such time is hereinafter referred to as the “Effective Time”). Unless ANB and FCB otherwise mutually agree in writing, the Parties shall use their commercially reasonable efforts to cause the Effective Time to occur on the date of Closing.

1.4 Director’s Agreements. Concurrently with the execution of this Agreement and as a material condition hereto, each member of the FCB Board and each member of the Board of Directors of FCB Bank has executed and delivered an Agreement in the form attached as Exhibit A hereto (a “Director’s Agreement”).

ARTICLE 2

EFFECT OF MERGER

2.1 Certificate of Incorporation. The Restated Certificate of Incorporation of ANB in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation immediately following the Effective Time.

2.2 Bylaws. The Bylaws of ANB in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation immediately following the Effective Time, until otherwise amended or repealed.

2.3 Officers and Directors. The incumbent officers and directors of ANB immediately prior to the Effective Time shall be the officers and directors of the Surviving Corporation.

ARTICLE 3

CONVERSION OF CONSTITUENTS’ CAPITAL SHARES

3.1 Manner of Converting Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any further action on the part of ANB, FCB or the holders of any shares thereof, the shares of the constituent corporations shall be converted as follows:

(a) each share of ANB Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) (1) Subject to the potential adjustment provided for in Section 3.1(b)(2) and/or Section 3.2 below, each share of FCB Common Stock (excluding shares held by any FCB Company, other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by stockholders who perfect their dissenters’ rights of appraisal as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.6079 shares of ANB Common Stock (as such may be adjusted pursuant to the terms of this Agreement, the “Exchange Ratio”); provided that, subject to the election rights set forth in Section 3.1(c) below, each holder of FCB Common Stock shall have an opportunity to elect to receive cash consideration for such holder’s shares of FCB Common Stock in lieu of receiving ANB Common Stock.

(2) FCB shall have the right to terminate this Agreement, through a resolution adopted by a majority of the entire FCB Board, if both of the following conditions are satisfied:

(i) the Average Determination Price shall be less than the product of 0.85 and the Starting Price; and

(ii) the quotient obtained by dividing the Average Determination Price by the Starting Price (such number being referred to herein as the “ANB Ratio”) shall be less than the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from such quotient (such number being referred to herein as the “Index Ratio”).

If FCB elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice thereof to ANB at any time during the five business day period commencing on the business day following the Determination Date; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five business day period. During the five business day period commencing on the business day following the day on which ANB receives such notice, ANB shall have the option of adjusting the Exchange Ratio to equal the lesser of (A) a number equal to a quotient (rounded to the nearest four decimal places), the numerator of which is the product of 0.85, the Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Determination Price, and (B) a number equal to a quotient (rounded to the nearest four decimal places), the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the ANB Ratio. If ANB makes this election within such five business day period, it shall give prompt written notice to FCB of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 3.1(b)(2), and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to the “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio of this Section 3.1(b)(2). If the Closing Date would naturally occur during ANB’s five business day option period pursuant to the terms of this Agreement, the Closing Date shall be extended until a date selected by ANB no more than ten (10) business days following the close of such five-day period (unless ANB does not exercise its option and the Agreement is thereby terminated ).

FCB and the FCB Subsidiaries shall not, and shall use their best efforts to ensure that their respective executive officers, directors, and stockholders who may be deemed an “affiliate” (as defined in SEC Rules 145 and 405) of FCB do not, purchase or sell on NASDAQ, or submit a bid to purchase or an offer to sell on NASDAQ, directly or indirectly, any shares of ANB Common Stock or any options, rights or other securities convertible into shares of ANB Common Stock during the determination period for the Average Determination Price.

For purposes of this Section 3.1(b)(2), the following terms shall have the meanings indicated:

“Average Determination Price” means the price (rounded to two decimal places) derived by adding the averages of the high and low sales price of one share of ANB Common Stock as reported on NASDAQ on each of the ten (10) consecutive trading days ending on the Determination Date, and dividing such sum by ten (10).

“Determination Date” means the date on which the approval of the Federal Reserve Board required for consummation of the Merger shall be received by ANB, without regard to any requisite waiting periods in respect thereof.

“Index Price” on a given date means the closing price of the NASDAQ Bank Index as reported by Bloomberg LP (symbol: CBNK).

“Starting Date” means October 27, 2005, the effective date of this Agreement.

“Starting Price” means $63.32, the closing sales price of one share of ANB Common Stock as reported on NASDAQ on the trading day immediately prior to the Starting Date.

If ANB declares or effects a stock split, stock dividend or similar recapitalization between the Starting Date and the Determination Date, the prices for the ANB Common Stock shall be appropriately adjusted for the purposes of applying this Section 3.1(b)(2).

(c) (1) Holders of FCB Common Stock shall be provided with an opportunity to elect to receive cash consideration in lieu of receiving ANB Common Stock in the Merger, in accordance with the election procedures set forth below. Holders who elect to receive cash in lieu of exchanging their shares of FCB Common Stock for ANB Common Stock as specified below shall receive $39.52 for each share of FCB Common Stock that is so converted (the “Per Share Cash Consideration”). Notwithstanding the preceding sentence, the aggregate Per Share Cash Consideration shall in all cases equal $5,120,000 (the “Fixed Cash Amount”), unless and to the extent that ANB determines in its sole discretion to increase such amount to a percentage not in excess of 20% of the sum of (i) the product of (A) the number of shares of ANB Common Stock to be issued in the Merger to holders of outstanding shares of FCB Common Stock as of the Effective Time multiplied by (B) the Average Quoted Price, plus (ii) the aggregate Per Share Cash Consideration.

(2) At ANB’s election, either the Exchange Agent or FCB’s transfer agent shall mail an election form in such form as ANB and FCB shall mutually agree (the “Election

Form”) with or following the issuance of the Proxy Statement/Prospectus and at least 20 days prior to the date of the FCB Stockholders’ Meeting or on such other date as ANB and FCB shall mutually agree (the “Mailing Date”) to each holder of record of FCB Common Stock for such FCB Stockholders’ Meeting. Each Election Form shall permit a holder (or the beneficial owner through appropriate and customary documentation and instructions) of FCB Common Stock to elect to receive cash with respect to all or a portion of such holder’s FCB Common Stock (the shares as to which the election is made being referred to as “Cash Election Shares”).

(3) Any shares of FCB Common Stock with respect to which the holder shall not have submitted to the Exchange Agent an effective, properly completed Election Form prior to 5:00 p.m. Eastern Time on the day before the FCB Stockholders’ Meeting (or such other time and date as ANB and FCB may mutually agree) (the “Election Deadline”), and any shares of FCB Common Stock with respect to which the holder shall have submitted an Election Form prior to the Election Deadline but with respect to which such holder shall have elected not to receive cash, shall be converted into ANB Common Stock at the Effective Time, as set forth in Section 3.1(b) of this Agreement (all such shares described in this sub-section (3) being referred to as “ANB Common Stock Election Shares”).

(4) Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked and a replacement Election Form not submitted prior to the Election Deadline, the shares of FCB Common Stock represented by such Election Form shall become ANB Common Stock Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither ANB nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(5) Within 5 business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, the allocation among the holders of FCB Common Stock in accordance with the Election Forms shall be effected by the Exchange Agent as follows:

(i) Cash Elections Equal to the Fixed Cash Amount. If the amount of cash that would be paid upon conversion in the Merger of the Cash Election Shares (the “Potential Cash Payments”) is equal to the Fixed Cash Amount, then:

(1) each Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(c)(1); and

(2) each ANB Common Stock Election Share shall be converted into the right to receive ANB Common Stock pursuant to Section 3.1(b).

(ii) Cash Elections More Than the Fixed Cash Amount. If the amount of the Potential Cash Payments is greater than the Fixed Cash Amount, then:

(1) the number of Cash Election Shares designated by each holder of FCB Common Stock who properly submitted an Election Form shall be automatically reduced to that number of shares equal to the product of (A) the number of such holder’s Cash Election Shares designated in the Election Form and (B) a fraction, the numerator of which is the maximum number of Cash Election Shares allowable such that the amount of the Potential Cash Payments is equal to the Fixed Cash Amount, and the denominator of which is the total number of Cash Election Shares designated in the Election Forms;

(2) each Cash Election Share remaining after adjustment pursuant to sub-section (1) above shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(c)(1);

(3) each share of FCB Common Stock that would have been a Cash Election Share but for the adjustment pursuant to sub-section (1) above shall automatically be deemed to be an ANB Common Stock Election Share; and

(4) each ANB Common Stock Election Share, including those so designated pursuant to sub-section (ii)(3) above, shall be converted into the right to receive ANB Common Stock pursuant to Section 3.1(b).

(iii) Cash Elections Less Than the Fixed Cash Amount. If the amount of the Potential Cash Payments is less than the Fixed Cash Amount, then:

(1) the shortfall shall be allocated pro rata among the ANB Common Stock Election Shares, such that all holders of FCB Common Stock will receive at least a portion of the Merger consideration in cash. Specifically, each holder of ANB Common Stock Election Shares (whether resulting from the fact that such holder did not attempt to submit an Election Form, attempted to submit an Election Form but did not comply with the applicable requirements, or properly submitted an Election Form with an affirmative election to have fewer than all shares of FCB Common Stock converted into cash) shall have the number of such holder’s ANB Common Stock Election Shares reduced by a number of shares equal to the product of (A) the number resulting from subtracting (x) the total number of Cash Election Shares designated in all Election Forms from (y) the minimum number of Cash Election Shares required such that the amount of the Potential Cash Payments would equal the Fixed Cash Amount, multiplied by (B) a fraction, the numerator of which is the number of such holder’s ANB Common Stock Election Shares, and the denominator of which is the total number of ANB Common Stock Election Shares held by all holders of FCB Common Stock;

(2) each ANB Common Stock Election Share that is eliminated pursuant to sub-section (1) above shall automatically, without the submission or amendment of any Election Forms, be converted into a Cash Election Share for the benefit of the applicable holder;

(3) each Cash Election Share, including those resulting from the conversion procedure described in sub-sections (1) and (2) above, shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(c)(1), such that the aggregate Per Share Cash Consideration is equal to the Fixed Cash Amount; and

(4) each ANB Common Stock Election Share remaining after the adjustment and conversion procedures described above shall be converted into the right to receive ANB Common Stock pursuant to Section 3.1(b) of this Agreement.

(d) Pursuant to a resolution duly adopted by the Stock Option Committee of the FCB Board prior to the date hereof, each outstanding and unexercised option to purchase shares of FCB Common Stock pursuant to the FCB Stock Option Plans (an “FCB Option”) will cease to represent an option to purchase FCB Common Stock at the Effective Time and will be converted automatically into an option to purchase ANB Common Stock (each, an “ANB Option”), and ANB will assume each FCB Option subject to its terms, including any acceleration in vesting that will occur as a consequence of the Merger according to the instruments governing the FCB Option; provided, however, that after the Effective Time:

(1) the number of shares of ANB Common Stock purchasable upon exercise of each FCB Option will equal the product of (A) the number of shares of FCB Common Stock that were purchasable under the FCB Option immediately before the Effective Time and (B) the Exchange Ratio, rounded to the nearest whole share;

(2) the per share exercise price for each FCB Option will equal the quotient of (A) the per share exercise price of the FCB Option in effect immediately before the Effective Time divided by (B) the Exchange Ratio, rounded to the nearest cent; and

(3) where the context so requires, all references to FCB shall be deemed to be references to ANB and its Subsidiaries, and all references to the FCB Board shall be deemed to be references to the ANB Board (or the Compensation Committee thereof).

Notwithstanding the foregoing, each FCB Option that is intended to be an “incentive stock option” (as defined in Section 422 of the IRC) will be adjusted in accordance with the requirements of Section 424 of the IRC. As soon as practicable after the Effective Time, ANB shall file a Registration Statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of ANB Common Stock subject to converted or substitute FCB Options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses associated therewith) for so long as such converted or substitute FCB Options remain outstanding.

In lieu of the assumption feature set forth above, any holder of an FCB Option may elect to cancel such FCB Option as of the Effective Time and receive, in exchange therefore, cash in an amount equal to the number of shares of FCB Common Stock covered by such FCB Option multiplied by the excess, if any, of (A) the product of the Exchange Ratio multiplied by the Average Quoted Price over (B) the exercise price per share of such FCB Option. Unless extended by ANB, any such election to receive cash in exchange for an FCB Option must be provided in writing to ANB no later than the Election Deadline. Concurrently with the execution of this Agreement, the holders of FCB Options listed on Schedule 3.1(d) hereto have submitted to ANB irrevocable elections to refrain from exercising their FCB Options and to exchange them for cash in accordance with this paragraph. FCB will use commercially reasonable efforts to have the remaining holders of FCB Options make this same election as soon as possible.

Subject to the ANB Options and the foregoing, the FCB Stock Option Plans and all options or other rights to acquire FCB Common Stock issued thereunder shall terminate at the Effective Time.

Any holder of an FCB Option that exercises such option prior to the Effective Time will only be eligible to participate in the cash election procedure with respect to the resulting shares of FCB Common Stock set forth in Section 3.1(c) above if such exercise is completed, and such holder becomes the record holder of the resulting shares of FCB Common Stock, prior to the record date for the FCB Stockholders’ Meeting. All shares of FCB Common Stock resulting from exercises of FCB Options after such record date shall be converted into ANB Common Stock pursuant to Section 3.1(b)(1) above and shall be deemed to be “ANB Common Stock Election Shares” for purposes of this Agreement.

(e) Assuming (i) that no holders of FCB Common Stock exercise their rights under the Dissenter Provisions, (ii) that there is no adjustment to the Exchange Ratio pursuant to Section 3.1(b)(2) above or Section 3.2 below, and (iii) that all holders of FCB Options elect to exchange their FCB Options for cash and do not exercise such options, the holders of FCB Common Stock (excluding holders of FCB Options) shall have the right to receive, in the aggregate, a maximum of 1,481,000 shares of ANB Common Stock and $5,120,000 in cash as a result of the Merger.

(f) FCB will take such steps that may be required to cause the transactions contemplated by this Agreement, including any disposition of securities of FCB (including derivative securities) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to FCB to be exempt under rule 16b-3 promulgated under the 1934 Act.

3.2 Anti-Dilution Provisions. In the event ANB changes the number of shares of ANB Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted as needed to preserve the relative economic benefit to the Parties.

3.3 Shares Held by FCB. Each of the shares of FCB Common Stock held by any FCB Company, other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

3.4 Dissenting Stockholders. Any holder of shares of FCB Common Stock who perfects his dissenter’s rights of appraisal in accordance with and as contemplated by Section 607.1320 of the FBCA (the “Dissenter Provisions”) shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, however, that no such payment shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the FBCA and surrendered to the Surviving Corporation the certificate or certificates representing the shares for which payment is being made; provided, further, nothing contained in this Section 3.4 shall in any way limit the right of ANB to terminate this Agreement and abandon the Merger pursuant to subsection 10.1(i) below. If any dissenting stockholder gives notice to FCB, FCB will promptly give ANB notice thereof, and ANB will have the right to participate in all negotiations and proceedings with respect to any such demands. FCB will not, except with the prior written consent of ANB, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. In the event that after the Effective Time a dissenting stockholder of FCB fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, the Surviving Corporation shall issue and deliver the consideration to which such holder of shares of FCB Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing shares of FCB Common Stock held by him.

3.5 Fractional Shares. No certificates or scrip representing fractional shares of ANB Common Stock shall be issued upon the surrender of certificates for exchange; no dividend or distribution with respect to ANB Common Stock shall be payable on or with respect to any fractional share; and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of ANB. In lieu of any such fractional share, ANB shall pay to each former stockholder of FCB who otherwise would be entitled to receive a fractional share of ANB Common Stock an amount in cash (without interest) determined by multiplying (a) the Average Quoted Price by (b) the fraction of a share of ANB Common Stock to which such holder would otherwise be entitled.

ARTICLE 4

EXCHANGE OF SHARES

4.1 Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to the former stockholders of FCB appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of FCB Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After completion of the allocation procedure set forth in Section 3.1(c)(5) and upon surrender of a certificate or certificates for exchange and cancellation to the Exchange Agent (such shares to be free and clear of all liens, claims and encumbrances), together with a properly executed letter of transmittal, the holder of such certificate or certificates shall be entitled to receive in exchange therefore: (a) a certificate representing that number of whole shares of ANB Common Stock which such holder of FCB Common Stock became entitled to receive pursuant to the provisions of Article 3 hereof and (b) a check representing the aggregate cash consideration, if any, which such holder has the right to receive pursuant to the provisions of Article 3 hereof, and the certificate or certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Cash Consideration, any cash in lieu of fractional shares, or any unpaid dividends and distributions, if any, payable to holders of certificates for FCB Common Stock. The Surviving Corporation shall not be obligated to deliver the consideration to which any former holder of FCB Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing the shares of FCB Common Stock for exchange as provided in this Section 4.1. The certificate or certificates for FCB Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Surviving Corporation, ANB nor the Exchange Agent shall be liable to a holder of FCB Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

4.2 Rights of Former FCB Stockholders. At the Effective Time, the stock transfer books of FCB shall be closed as to holders of FCB Common Stock immediately prior to the Effective Time, and no transfer of FCB Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of FCB Common Stock (“FCB Certificate”), other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenter’s rights of appraisal have been perfected as provided in Section 3.4 of this Agreement, shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 of this Agreement in exchange therefor. To the extent permitted by Law, former stockholders of record of FCB Common Stock shall be entitled to vote after the Effective Time at any meeting of ANB stockholders the number of whole shares of ANB Common Stock into which their respective shares of FCB Common Stock (excluding Cash Election Shares) are converted, regardless of whether such holders have exchanged their FCB Certificates for certificates representing ANB Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by ANB on the ANB Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement. Notwithstanding the preceding sentence, any person holding any FCB Certificate at or after six (6) months after the Effective Time (the “Cutoff”) shall not be entitled to receive any dividend or other distribution payable after the Cutoff to holders of ANB Common Stock, which dividend or other distribution is attributable to such person’s ANB Common Stock represented by said FCB Certificate held after the Cutoff, until such person surrenders said FCB Certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such FCB Certificate, both the ANB Common Stock certificate (together with all such undelivered dividends or other distributions, without interest) and any undelivered cash payments (without interest) shall be delivered and paid with respect to each share represented by such FCB Certificate. No holder of shares of FCB Common Stock shall be entitled to receive any dividends or distributions declared or made with respect to the ANB Common Stock with a record date before the Effective Time of the Merger.

4.3 Identity of Recipient of ANB Common Stock. In the event that the delivery of the consideration provided for in this Agreement is to be made to a person other than the person in whose name any certificate representing shares of FCB Common Stock surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a person other than the registered holder of such certificate surrendered or establish to the satisfaction of ANB that such tax has been paid or is not applicable.

4.4 Lost or Stolen Certificates. If any holder of FCB Common Stock convertible into the right to receive shares of ANB Common Stock is unable to deliver the FCB Certificate that represents FCB Common Stock, the Exchange Agent, in the absence of actual notice that any such shares have been acquired by a bona fide purchaser, shall deliver to such holder the shares of ANB Common Stock to which the holder is entitled for such shares upon presentation of the following: (a) evidence to the reasonable satisfaction of ANB that any such FCB Certificate has been lost, wrongfully taken or destroyed; (b) such security or indemnity as may be reasonably requested by ANB to indemnify and hold ANB and the Exchange Agent harmless; and (c) evidence satisfactory to ANB that such person is the owner of the shares theretofore represented by each FCB Certificate claimed by the holder to be lost, wrongfully taken or destroyed and that the holder is the person who would be entitled to present such FCB Certificate for exchange pursuant to this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF FCB

FCB hereby represents and warrants to ANB as follows:

5.1 Corporate Organization, Standing and Power. FCB is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. FCB is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB. FCB has delivered to ANB complete and correct copies of its Articles of Incorporation and Bylaws and the articles of incorporation, bylaws and other, similar governing instruments of each of its Subsidiaries, in each case as amended through the date hereof.

5.2 Authority; No Breach By Agreement.

(a) FCB has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of FCB, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of FCB Common Stock. Subject to such requisite stockholder approval and required regulatory consents, this Agreement represents a legal, valid and binding obligation of FCB, enforceable against FCB in accordance with its terms.

(b) Except as set forth on Schedule 5.2(b), neither the execution and delivery of this Agreement by FCB, nor the consummation by FCB of the transactions provided for herein, nor compliance by FCB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of FCB’s Articles of Incorporation or Bylaws or the Articles or Certificates of Incorporation or Bylaws of any FCB Company, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any FCB Company under, any Contract or Permit of any FCB Company, where failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such FCB Company, or, (iii) subject to receipt of the requisite Consents and approvals referred to in this Agreement, violate or conflict with any Law or Order applicable to any FCB Company or any of their respective Assets.

(c) Except as set forth on Schedule 5.2(c), other than (i) in connection or compliance with the provisions of the Securities Laws and applicable state corporate and securities Laws, (ii) Consents required from Regulatory Authorities, (iii) the approval by the stockholders of FCB of the Merger and the transactions provided for in this Agreement, (iv) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and (v) Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the FCB Company at issue, no notice to, filing with or Consent of, any Person or public body or authority is necessary for the consummation by FCB of the Merger and the other transactions provided for in this Agreement.

5.3 Capital Stock.

(a) The authorized capital stock of FCB consists of (i) 5,000,000 shares of FCB Common Stock, of which 2,565,615 shares are issued and outstanding (none of which is held in the treasury of FCB), and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share, none of which is issued or outstanding. All of the issued and outstanding shares of FCB Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable. None of the shares of capital stock, options, or other securities of FCB has been issued in violation of the Securities Laws or any preemptive rights of the current or past stockholders of FCB. Pursuant to the terms of the FCB Stock Option Plans, there are currently outstanding options with the right to purchase a total of 399,685 shares of FCB Common Stock, as more fully set forth in Schedule 5.3 attached hereto.

(b) Except as set forth in Section 5.3(a) of this Agreement, there are no shares of capital stock or other equity securities of FCB outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of FCB or contracts, commitments, understandings or arrangements by which FCB is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. FCB has no liability for dividends declared or accrued, but unpaid, with respect to any of its capital stock.

5.4 FCB Subsidiaries.

(a) The FCB Subsidiaries include FCB Bank, which is a Florida, FDIC-insured, non-member banking corporation, duly organized, validly existing and in good standing under the Laws of the State of Florida. Each of the FCB Subsidiaries has the corporate power and authority necessary for it to own, lease and operate its Assets and to incur its Liabilities and to carry on its business as now conducted. Each FCB Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB.

(b) The authorized and issued and outstanding capital stock of each FCB Subsidiary, including without limitation FCB Bank, is set forth on Schedule 5.4(b). FCB or FCB Bank owns all of the issued and outstanding shares of capital stock of each FCB Subsidiary. None of the shares of capital stock or other securities of any FCB Subsidiary has been issued in violation of the Securities Laws or any preemptive rights. No equity securities of any FCB Subsidiary are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any such Subsidiary, and there are no Contracts by which any FCB Subsidiary is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock or by which any FCB Company is or may be bound to transfer any shares of the capital stock of any FCB Subsidiary. There are no Contracts relating to the rights of any FCB Company to vote or to dispose of any shares of the capital stock of any FCB Subsidiary. All of the shares of capital stock of each FCB Subsidiary held by a FCB Company are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated and organized and are owned by the FCB Company free and clear of any Lien. No FCB Subsidiary has any liability for dividends declared or accrued, but unpaid, with respect to any of its capital stock. For purposes of this Section 5.4(b), references to “capital stock” shall be deemed to include membership interests with respect to any FCB Company that is a limited liability company.

(c) The minute books of FCB, FCB Bank and each FCB Subsidiary contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by their respective shareholders and Boards of Directors (including all committees thereof), since January 1, 1998 (or since such entity’s formation, if later).

(d) None of the FCB Companies has or is currently engaged in any activities that are not permissible under the BHC Act for a bank holding company.

(e) No FCB Company and no employee or agent thereof is registered or required to be registered as an investment adviser or broker/dealer under the Securities Laws. All activities with respect to the solicitation, offer, marketing and/or sale of securities under “networking” or similar arrangements: (i) are and have at all times been conducted in accordance with all applicable Laws, including without limitation the Securities Laws and all state and federal banking laws and regulations, and (ii) satisfy the definition of a “Third Party Brokerage Arrangement” under Section 201 of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder. There has been no misrepresentation or omission of a material fact by any FCB Company and/or their respective agents in connection with the solicitation, marketing or sale of any securities, and each customer has been provided with any and all disclosure materials as required by applicable Law.

5.5 Financial Statements.

(a) Attached hereto as Schedule 5.5 are copies of all FCB Financial Statements and FCB Call Reports for periods ended prior to the date hereof, and FCB will deliver to ANB promptly copies of all FCB Financial Statements and FCB Call Reports prepared subsequent to the date hereof. The FCB Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the FCB Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices and in accordance with applicable legal and accounting principles and reflect only actual transactions, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the FCB Companies as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity and cash flows of the FCB Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end audit adjustments that are not material). The FCB Call Reports have been prepared in material compliance with (A) the rules and regulations of the respective federal or state banking regulator with which they were filed, and (B) regulatory accounting principles, which principles have been consistently applied during the periods involved, except as otherwise noted therein.

(b) Hacker, Johnson & Smith PA is and has been (i) since at least the date of its engagement by FCB, a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002, and (ii) throughout the periods covered by the financial statements filed with the SEC by FCB, “independent” with respect to FCB within the meaning of Regulation S-X under the 1934 Act.

(c) FCB and its Subsidiaries have designed and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since June 30, 2005, there has not been any material change in the internal controls utilized by FCB to assure that its consolidated financial statements conform with GAAP. FCB has designed and maintains disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the 1934 Act) to ensure that material information required to be disclosed by FCB in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to FCB’s management as appropriate to allow timely decisions regarding required disclosures and to allow FCB’s management to make the certifications of the Chief Executive Officer and Chief Financial Officer of FCB required under the 1934 Act.

5.6 Absence of Undisclosed Liabilities. No FCB Company has any Liabilities that have or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB, except Liabilities accrued or reserved against in the consolidated balance sheets of FCB as of June 30, 2005, included in the FCB Financial Statements or reflected in the notes thereto, except as set forth on Schedule 5.6. No FCB Company has incurred or paid any Liability since June 30, 2005, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB.

5.7 Absence of Certain Changes or Events. Except as set forth on Schedule 5.7, since December 31, 2001 (i) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB or its Subsidiaries, including without limitation any change in the administrative or supervisory standing or rating of FCB or FCB Bank with any Regulatory Authority, (ii) the FCB Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of FCB provided in Article 7 of this Agreement, and (iii) to FCB’s Knowledge, no fact or condition exists which FCB believes will cause a Material Adverse Effect on FCB or its Subsidiaries in the future, subject to changes in general economic or industry conditions.

5.8 Tax Matters.

(a) All Tax returns required to be filed by or on behalf of any of the FCB Companies have been timely filed or requests for extensions have been timely filed, granted and have not expired, and all returns filed are complete and accurate in all material respects. All Taxes shown as due on filed returns have been paid. There is no audit examination, deficiency, refund Litigation or matter in controversy pending, or to the Knowledge of FCB or FCB Bank, threatened, with respect to any Taxes that might result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on FCB, except as reserved against in the FCB Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been fully paid.

(b) None of the FCB Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

(c) Adequate provision for any Taxes due or to become due for any of the FCB Companies for the period or periods through and including the date of the respective FCB Financial Statements has been made and is reflected on such FCB Financial Statements.

(d) Any and all deferred Taxes of the FCB Companies have been provided for in accordance with GAAP.

(e) None of the FCB Companies is responsible for the Taxes of any other Person other than the FCB Companies under Treasury Regulation 1.1502-6 or any similar provision of federal or state Law.

(f) Except as set forth on Schedule 5.8(f), none of the FCB Companies has made any payment, is obligated to make any payment or is a party to any Contract that could obligate it to make any payment that would be disallowed as a deduction under Section 280G or 162(m) of the IRC.

(g) There has not been an ownership change, as defined in Section 382(g) of the IRC, that occurred during or after any taxable period in which FCB, FCB Bank or any FCB Subsidiaries incurred an operating loss that carries over to any taxable period ending after the fiscal year of FCB immediately preceding the date of this Agreement.

(h) (i) Proper and accurate amounts have been withheld by the FCB Companies from their employees and others for all prior periods in compliance in all material respects with the tax withholding provisions of all applicable federal, state and local Laws, and proper due diligence steps have been taken in connection with back-up withholding, (ii) federal, state and local returns have been filed by the FCB Companies for all periods for which returns were due with respect to withholding, Social Security and unemployment taxes or charges due to any federal, state or local taxing authority and (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefore have been included by FCB in the FCB Financial Statements.

(i) FCB has delivered or made available to ANB correct and complete copies of all Tax returns filed by FCB and each FCB Subsidiary for each fiscal year ended on and after December 31, 1998.

5.9 Loan Portfolio; Documentation and Reports.

(a) (i) Except as disclosed in Schedule 5.9(a)(i), none of the FCB Companies is a creditor as to any written or oral loan agreement, note or borrowing arrangement, including without limitation leases, credit enhancements, commitments and interest-bearing assets (the “Loans”), other than Loans the unpaid principal balance of which does not exceed $25,000 per Loan or $50,000 in the aggregate, under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other material provisions.

(ii) Except as otherwise set forth in Schedule 5.9(a)(ii), none of the FCB Companies is a creditor as to any Loan, including without limitation any loan guaranty, to any director, executive officer or 5% stockholder thereof, or to the Knowledge of FCB or FCB Bank, any Person controlling, controlled by or under common control with any of the foregoing.

(iii) All of the Loans held by any of the FCB Companies are in all respects the binding obligations of the respective obligors named therein in accordance with their respective terms, are not subject to any defenses, setoffs or counterclaims, except as may be provided by bankruptcy, insolvency or similar Laws or by general principles of equity, and were solicited, originated and exist in material compliance with all applicable Laws and FCB loan policies, except for deviations from such policies that (a) have been approved by current management of FCB, in the case of Loans with an outstanding principal balance that exceeds $25,000, or (b) in the judgment of FCB management, will not adversely affect the ultimate collectibility of such Loan.

(iv) Except as set forth in Schedule 5.9(a)(iv), none of the FCB Companies holds any Loans in the original principal amount in excess of $25,000 per Loan or $50,000 in the aggregate that have been classified by any bank examiner, whether regulatory or internal, or, in the exercise of reasonable diligence by FCB, FCB Bank or any Regulatory Authority, should have been classified, as “other loans Specifically Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Watch List,” “Criticized,” “Credit Risk Assets,” “concerned loans” or words of similar import.

(v) The allowance for possible loan or credit losses (the “FCB Allowance”) shown on the consolidated balance sheets of FCB included in the most recent FCB Financial Statements dated prior to the date of this Agreement was, and the FCB Allowance shown on the consolidated balance sheets of FCB included in the FCB Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the FCB Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the FCB Companies as of the dates thereof. The reserve for losses with respect to other real estate owned (“OREO Reserve”) shown on the most recent Financial Statements and FCB Call Reports were, and the OREO Reserve to be shown on the Financial Statements and FCB Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for losses relating to the other real estate owned portfolio of FCB and FCB Bank as of the dates thereof. The reserve for losses in respect of litigation (“Litigation Reserve”) shown on the most recent Financial Statements and FCB Call Reports and the Litigation Reserve to be shown on the Financial Statements and FCB Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for losses relating to or arising out of all pending or threatened litigation applicable to FCB, FCB Bank and the FCB Subsidiaries as of the dates thereof. Each such reserve described above has been established in accordance with applicable accounting principles and regulatory requirements and guidelines.

(b) The documentation relating to each Loan made by any FCB Company and to all security interests, mortgages and other liens with respect to all collateral for loans is adequate for the enforcement of the material terms of such Loan, security interest, mortgage or other lien, except for inadequacies in such documentation which will not, individually or in the aggregate, have a Material Adverse Effect on FCB.

5.10 Assets; Insurance. The FCB Companies have marketable title, free and clear of all Liens, to all of their respective Assets. One of the FCB Companies has good and marketable fee simple title to the real property described in Schedule 5.10(a) and has an enforceable leasehold interest in the real property described in Schedule 5.10(b), if any, free and clear of all Liens. All tangible real and personal properties and Assets used in the businesses of the FCB Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with FCB’s past practices. All Assets that are material to FCB’s business on a consolidated basis, held under leases or subleases by any of the FCB Companies are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect and there is not under any such Contract any Default or claim of Default by FCB or FCB Bank or, to the Knowledge of FCB or FCB Bank, by any other party to the Contract. Schedules 5.10(a) and 5.10(b) identify each parcel of real estate or interest therein owned, leased or subleased by any of the FCB Companies or in which any FCB Company has any ownership or leasehold interest. If applicable, Schedule 5.10(b) also lists or otherwise describes each and every written or oral lease or sublease under which any FCB Company is the lessee of any real property and which relates in any manner to the operation of the businesses of any FCB Company. None of the FCB Companies has violated, or is currently in violation of, any Law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described in Schedules 5.10(a) and 5.10(b), including without limitation any Law relating to zoning, building, occupancy, environmental or comparable matter which individually or in the aggregate would have a Material Adverse Effect on FCB. As to each parcel of real property owned or used by any FCB Company, no FCB Company has received notice of any pending or, to the Knowledge of each of the FCB Companies, threatened condemnation proceedings, litigation proceedings or mechanic’s or materialmen’s liens. The Assets of the FCB Companies include all assets required to operate the business of the FCB Companies as now conducted. The policies of fire, theft, liability and other insurance maintained with respect to the Assets or businesses of the FCB Companies provide adequate coverage under current industry practices against loss or Liability, and the fidelity and blanket bonds in effect as to which any of the FCB Companies is a named insured are reasonably sufficient. Schedule 5.10(c) contains a list of all such policies and bonds maintained by any of the FCB Companies, and FCB has provided true and correct copies of each such policy to ANB. Except as set forth on Schedule 5.10(c), no claims have been made under such policies or bonds, and no FCB Company has Knowledge of any fact or condition presently existing that might form the basis of any such claim.

5.11 Environmental Matters.

(a) Each FCB Company, its Participation Facilities and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB.

(b) There is no Litigation pending or, to the Knowledge of FCB and FCB Bank, threatened before any court, governmental agency or authority or other forum in which any FCB Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous

Material or oil, whether or not occurring at, on, under or involving a site owned, leased or operated by any FCB Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB.

(c) There is no Litigation pending or, to the Knowledge of FCB and FCB Bank, threatened before any court, governmental agency or board or other forum in which any of its Loan Properties (or FCB with respect to such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB.

(d) To the Knowledge of FCB and FCB Bank, there is no reasonable basis for any Litigation of a type described in subsections 5.11(b) or 5.11(c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB.

(e) During the period of (i) any FCB Company’s ownership or operation of any of its respective current properties, (ii) any FCB Company’s participation in the management of any Participation Facility or (iii) any FCB Company’s holding of a security interest in a Loan Property, there have been no releases of Hazardous Material or oil in, on, under or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB. Prior to the period of (i) any FCB Company’s ownership or operation of any of its respective current properties, (ii) any FCB Company’s participation in the management of any Participation Facility, or (iii) any FCB Company’s holding of a security interest in a Loan Property, to the Knowledge of FCB and FCB Bank, there were no releases of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB.

5.12 Compliance with Laws. FCB is duly registered as a bank holding company under the BHC Act. Each FCB Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB, and there has occurred no Default under any such Permit. Each of the FCB Companies:

(a) is and has been in compliance with all Laws, Orders and Permits applicable to its business or employees, agents or representatives conducting its business; and

(b) has received no notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any FCB Company is not, or suggesting that any FCB Company may not be, in compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, (iii) requiring any FCB Company, or suggesting that any FCB Company may be required, to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of any FCB Company, including without limitation any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit or reserve policies or management or business.

Without limiting the foregoing, FCB Bank is and has been in compliance with the Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), the trade sanctions administered and enforced by the Department of Treasury’s Office of Foreign Assets Controls, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, all other applicable fair lending Laws and other Laws relating to discrimination. FCB Bank has systems and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by FCB Bank.

5.13 Labor Relations; Employees.

(a) No FCB Company is the subject of any Litigation asserting that it or any other FCB Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other FCB Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any FCB Company, pending or threatened, nor to its Knowledge, is there any activity involving any FCB Company’s employees seeking to certify a collective bargaining unit or engaging in any other organization activity. Each FCB Company is and has been in compliance with all Employment Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB.

(b) Schedule 5.13(b) contains a true and complete list showing the names and current annual salaries of all current executive officers of each of the FCB Companies and lists for each such person the amounts paid, payable or expected to be paid as salary, bonus payments and other compensation for 2002, 2003 and 2004. Schedule 5.13(b) also sets forth the name and offices held by each officer and director of each of the FCB Companies.

5.14 Employee Benefit Plans.

(a) Schedule 5.14(a) lists, and FCB has delivered or made available to ANB prior to the execution of this Agreement copies of, all pension, retirement, profit-sharing, salary continuation and split dollar agreements, deferred compensation, director deferred fee agreements, director retirement agreement, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plan, all other written or unwritten employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any FCB Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate (collectively, the “FCB Benefit Plans”). Any of the FCB Benefit Plans which is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “FCB ERISA Plan.” Each FCB ERISA Plan which is also a “defined benefit plan” (as defined in Section 414(j) of the IRC) is referred to herein as an “FCB Pension Plan”. No FCB Pension Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA.

(b) All FCB Benefit Plans and the administration thereof are in compliance with the applicable terms of ERISA, the IRC and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB. Each FCB ERISA Plan which is intended to be qualified under Section 401(a) of the IRC has received a favorable determination letter or opinion letter, as applicable, from the Internal Revenue Service, and FCB is not aware of any circumstances that could result in revocation of any such favorable determination letter/opinion letter. No FCB Company has engaged in a transaction with respect to any FCB Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any FCB Company to a tax or penalty imposed by either Section 4975 of the IRC or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB. There are no actions, suits, arbitrations or claims, including any investigations or audits by the Internal Revenue Service or any other governmental authority, pending (other than routine claims for benefits) or threatened against, any FCB Benefit Plan or any FCB Company with regard to any FCB Benefit Plan, any trust which is a part of any FCB Benefit Plan, any trustee, fiduciary, custodian, administrator or other person or entity holding or controlling assets of any FCB Benefit Plan, and no basis to anticipate any such action, suit, arbitration, claim, investigation or audit exists.

(c) No FCB ERISA Plan which is a defined benefit pension plan has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan’s “benefit liabilities,” as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any FCB Pension Plan, (ii) no change in the actuarial assumptions with respect to any FCB Pension Plan, (iii) no increase in benefits under any FCB Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to materially adversely affect the funding status of any such plan. Neither any FCB Pension Plan nor any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any FCB Company, or the single-employer plan of any entity which is considered one employer with FCB under Section 4001 of ERISA or Section 414 of the IRC or Section 302 of ERISA (whether or not waived) (an “ERISA Affiliate”) has an “accumulated funding deficiency” within the meaning of Section 412 of the IRC or Section 302 of ERISA, which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB. No FCB Company has provided, or is required to provide, security to a FCB Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC.

(d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any FCB Company with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No FCB Company has incurred any withdrawal Liability with respect to a multi-employer plan under Subtitle D of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FCB. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any FCB Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

(e) No FCB Company has any obligations for retiree health and life benefits under any of the FCB Benefit Plans, and there are no restrictions on the rights of such FCB Company to amend or terminate any such plan without incurring any Liability thereunder, which Liability is reasonably likely to have a Material Adverse Effect on FCB.

(f) Except as set forth on Schedule 5.14(f), neither the execution and delivery of this Agreement nor the consummation of the transactions provided for herein will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer or employee of any FCB Company under any FCB Benefit Plan, employment contract or otherwise, (ii) increase any benefits otherwise payable under any FCB Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(g) With respect to all FCB Benefit Plans (whether or not subject to ERISA and whether or not qualified under Section 401(a) of the IRC), all contributions due (including any contributions to any trust account or payments due under any insurance policy) previously declared or otherwise required by Law or contract to have been made and any employer contributions (including any contributions to any trust account or payments due under any insurance policy) accrued but unpaid as of the date hereof will be paid by the time required by Law or contract. All contributions made or required to be made under any FCB Benefit Plan have been made and such contributions meet the requirements for deductibility under the IRC, and all contributions which are required and which have not been made have been properly recorded on the books of FCB.

5.15 Material Contracts. Except as set forth on Schedule 5.15, none of the FCB Companies, nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under any of the following (whether written or oral, express or implied): (i) any employment, severance, termination, consulting or retirement Contract with any Person; (ii) any Contract relating to the borrowing of money by any FCB Company or the guarantee by any FCB Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, trade payables and Contracts relating to borrowings or guarantees made and letters of credit); (iii) any Contract relating to indemnification or defense of any director, officer or employee of any of the FCB Companies or any other Person; (iv) any Contract with any labor union; (v) any Contract relating to the disposition or acquisition of any interest in any business enterprise; (vi) any Contract relating to the extension of credit to, provision of services for, sale, lease or license of Assets to, engagement of services from, or purchase, lease or license of Assets from, any 5% stockholder, director or officer of any of the FCB Companies, any member of the immediate family of the foregoing or, to the Knowledge of FCB, any related interest (as defined in Regulation O promulgated by the FRB) (“Related Interest”) of any of the foregoing; (vii) any Contract (A) which limits the freedom of any of the FCB Companies to compete in any line of business or with any Person or (B) which limits the freedom of any other Person to compete in any line of business with any FCB Company; (viii) any Contract providing a power of attorney or similar authorization given by any of the FCB Companies, except as issued in the ordinary course of business with respect to routine matters; or (ix) any Contract (other than deposit agreements and certificates of deposits issued to customers entered into in the ordinary course of business and letters of credit) that involves the payment by any of the FCB Companies of amounts aggregating $5,000 or more in any twelve-month period (together with all Contracts referred to in Sections 5.10 and 5.14(a) of this Agreement, the “FCB Contracts”). FCB has delivered or made available to ANB correct and complete copies of all FCB Contracts. Each of the FCB Contracts is in full force and effect, and none of the FCB Companies is in Default under any FCB Contract. All of the indebtedness of any FCB Company for money borrowed is prepayable at any time by such FCB Company without penalty or premium.

5.16 Legal Proceedings. Except as set forth on Schedule 5.16, there is no Litigation instituted or pending, or, to the Knowledge of FCB or FCB Bank, threatened (or unasserted but considered probable of assertion) against any FCB Company, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding, pending or, to the Knowledge of FCB or FCB Bank, threatened against any FCB Company. No FCB Company has any Knowledge of any fact or condition presently existing that might give rise to any Order, litigation, investigation or proceeding which, if determined adversely to any FCB Company, would have a Material Adverse Effect on such FCB Company or would materially restrict the right of any FCB Company to carry on its businesses as presently conducted.

5.17 Reports. Since its formation, each FCB Company has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including but not limited to, Forms 10-KSB, Forms 10-QSB, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities and all other material reports and statements required to be filed by it, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by Regulatory Authorities in the regular course of the business of the FCB Companies, to the Knowledge of any FCB Company, no Regulatory Authority has initiated any proceeding or, to the Knowledge of any FCB Company, investigation into the business or operations of any FCB Company. There is no unresolved violation, criticism or exception by any Regulatory Authority with respect to any report or statement or lien or any examinations of any FCB Company. As of their respective dates, each of such reports, registrations, statements and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws, including without limitation all Securities Laws. As of its respective date, each of such reports, registrations, statements and documents did not, in any material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Other than the FCB Call Reports, the financial information and reports contained in each of such reports, registrations, statements and documents (including the related notes, where applicable), (a) has been prepared in all material respects in accordance with GAAP, which principles have been consistently applied during the periods involved, except as otherwise noted therein, (b) fairly presents the financial position of the FCB Companies as of the respective dates thereof, and (c) fairly presents the results of operations of the FCB Companies for the respective periods therein set forth.

5.18 Statements True and Correct. Neither this Agreement nor any statement, certificate, instrument or other writing furnished or to be furnished by any FCB Company or any Affiliate thereof to ANB pursuant to this Agreement, including the Exhibits and Schedules hereto, or any other document, agreement or instrument referred to herein, contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any FCB Company or any Affiliate thereof for inclusion in the documents to be prepared by ANB in connection with the transactions provided for in this Agreement, including without limitation (i) documents to be filed with the SEC, including without limitation the Registration Statement on Form S-4 of ANB registering the shares of ANB Common Stock to be offered to the holders of FCB Common Stock, and all amendments thereto (as amended, the “S-4 Registration Statement”) and the Proxy Statement and Prospectus in the form contained in the S-4 Registration Statement, and all amendments and supplements thereto (as amended and supplemented, the “Proxy Statement/Prospectus”), (ii) filings pursuant to any state securities and blue sky Laws, and (iii) filings made in connection with the obtaining of Consents from Regulatory Authorities, in the case of the S-4 Registration Statement, at the time the S-4 Registration Statement is declared effective pursuant to the 1933 Act, in the case of the Proxy Statement/Prospectus, at the time of the mailing thereof and at the time of the meeting of stockholders to which the Proxy Statement/Prospectus relates, and in the case of any other documents, the time such documents are filed with a Regulatory Authority and/or at the time they are distributed to stockholders of ANB or FCB, contains or will contain any untrue statement of a material fact or fails to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any FCB Company is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

5.19 Tax and Regulatory Matters. No FCB Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (a) prevent the transactions provided for herein, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC, or (b) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in subsection 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such subsection 9.1(b).

5.20 Offices. The headquarters of each FCB Company and each other office, branch or facility maintained and operated by each FCB Company (including without limitation representative and loan production offices and operations centers) and the locations thereof are listed on Schedule 5.20. None of the FCB Companies maintains any other office or branch or conducts business at any other location, or has applied for or received permission to open any additional office or branch or to operate at any other location.

5.21 Data Processing Systems. The electronic data processing systems and similar systems utilized in processing the work of each of the FCB Companies, including both hardware and software, (a) are supplied by a third party provider; (b) satisfactorily perform the data processing function for which they are presently being used; and (c) are wholly within the possession and control of one of the FCB Companies or its third party provider such that physical access to all software, documentation, passwords, access codes, backups, disks and other data storage devices and similar items readily can be made accessible to and delivered into the possession of ANB or ANB’s third party provider.

5.22 Intellectual Property. Each of the FCB Companies owns or possesses valid and binding licenses and other rights to use without additional payment all material patents, copyrights, trade secrets, trade names, service marks, trademarks, computer software and other intellectual property used in its business; and none of the FCB Companies has received any notice of conflict with respect thereto that asserts the rights of others. The FCB Companies have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing. Schedule 5.22 lists all of the trademarks, trade names, licenses and other intellectual property used to conduct the businesses of the FCB Companies. Each of the FCB Companies has taken reasonable precautions to safeguard its trade secrets from disclosure to third-parties.

5.23 Administration of Trust Accounts. FCB Bank does not possess and does not exercise trust powers.

5.24 Advisory Fees. FCB has retained the FCB Financial Advisor to serve as its financial advisor and, as of the Effective Time, shall incur a liability to the FCB Financial Advisor in the amount set forth on Schedule 5.24 (the “Advisory Fee”) in connection with the Merger. Other than the FCB Financial Advisor and the Advisory Fee, neither FCB nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions provided for in this Agreement.

5.25 Regulatory Approvals. FCB knows of no reason why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

5.26 Opinion of Counsel. FCB has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in subsection 9.2(d).

5.27 Repurchase Agreements; Derivatives Contracts. With respect to all agreements currently outstanding pursuant to which any FCB Company has purchased securities subject to an agreement to resell, such FCB Company has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which any FCB Company has sold securities subject to an agreement to repurchase, no FCB Company has pledged collateral in excess of the amount of the debt secured thereby. No FCB Company has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding. No FCB Company is a party to, nor has any FCB Company agreed to enter into any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract or agreement, or any other interest rate or foreign currency protection contract not included on its balance sheet which is a financial derivative contract (including various combinations thereof).

5.28 Antitakeover Provisions. Each FCB Company has taken all actions required to exempt such FCB Company, this Agreement and the Merger from any provisions of an antitakeover nature contained in their organizational documents or the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations (“Takeover Laws”).

5.29 Transactions with Management. Except for (a) deposits, all of which are on terms and conditions comparable in all material respects to those made available to other nonaffiliated similarly situated customers of FCB Bank at the time such deposits were entered into, (b) the loans listed on Schedule 5.9(a)(ii), (c) the agreements designated on Schedule 5.15, (d) obligations under employee benefit plans of the FCB Companies set forth in Schedule 5.14(a) and (e) any items described on Schedule 5.29, there are no contracts with or commitments to present or former stockholders who own or owned more than 1% of the FCB Common Stock, directors, officers or employees (or their Related Interests) involving the expenditure of more than $1,000 as to any one individual (including any business directly or indirectly controlled by any such person), or more than $5,000 for all such contracts for commitments in the aggregate for all such individuals.

5.30 Deposits. Except as set forth on Schedule 5.30, none of the deposits of FCB Bank are “brokered” deposits or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, limitations applicable to public deposits, escrow limitations and similar actions taken in the ordinary course of business), and no portion of deposits of FCB Bank represents a deposit of any Affiliate of FCB.

5.31 Accounting Controls. Each of the FCB Companies has devised and maintained systems of internal accounting control sufficient to provide reasonable assurances that: (a) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of the applicable FCB Company; (b) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP with respect to the applicable FCB Company or any other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (c) access to the material properties and assets of each of the FCB Companies is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers; and (d) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

5.32 Deposit Insurance. The deposit accounts of FCB Bank are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act (the “Act”). FCB Bank has paid all regular premiums and special assessments and filed all reports required under the Act.

5.33 Registration Obligations. Neither of FCB or FCB Bank is under any obligation, contingent or otherwise, which will survive the Merger to register its securities under the 1933 Act or any state securities laws.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF ANB

ANB hereby represents and warrants to FCB as follows:

6.1 Organization, Standing and Power. ANB is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. ANB is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB.

6.2 Authority; No Breach By Agreement.

(a) ANB has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein, including the Merger, have been, or prior to the Effective Time will be, duly and validly authorized by all necessary corporate action on the part of ANB. Subject to required regulatory consents, this Agreement represents a legal, valid and binding obligation of ANB, enforceable against ANB in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by ANB, nor the consummation by ANB of the transactions provided for herein, nor compliance by ANB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of ANB’s Restated Certificate of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any ANB Company under, any Contract or Permit of any ANB Company, where failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB, or, (iii) subject to receipt of the requisite approvals referred to in subsection 9.1(b) of this Agreement, violate any Law or Order applicable to any ANB Company or any of their respective Assets.

(c) Other than (i) in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, (ii) Consents required from Regulatory Authorities, (iii) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and (iv) Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB, no notice to, filing with or Consent of, any public body or authority is necessary for the consummation by ANB of the Merger and the other transactions provided for in this Agreement.

6.3 Capital Stock. The authorized capital stock of ANB, as of the date of this Agreement, consists of (i) 50,000,000 shares of ANB Common Stock, of which 17,103,578 shares are issued and outstanding, and (ii) 100,000 shares of preferred stock, $1.00 par value per share, none of which is issued and outstanding. All of the issued and outstanding shares of ANB Common Stock are, and all of the shares of ANB Common Stock to be issued in exchange for shares of FCB Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the outstanding shares of ANB Common Stock has been, and none of the shares of ANB Common Stock to be issued in exchange for shares of FCB Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of ANB.

6.4 Reports and Financial Statements.

(a) Since January 1, 2002, or the date of organization or acquisition if later, each ANB Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities. As of their respective dates, each of such reports and documents, including the ANB Financial Statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws, including without limitation Securities Laws. As of its respective date, each such report and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The ANB Financial Statements included in such reports (as of the dates thereof and for the periods covered thereby) (i) are or if dated after the date of this Agreement, will be, in accordance with the books and records of the ANB Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present, or will present, fairly the consolidated financial position of the ANB Companies as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity, and cash flows of the ANB Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal year-end adjustments that are not material).

(b) PricewaterhouseCoopers LLP is and has been (i) since October 22, 2003, a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002, and (ii) throughout the periods covered by the financial statements filed with the SEC by ANB, “independent” with respect to ANB within the meaning of Regulation S-X under the 1934 Act.

(c) ANB and its Subsidiaries have designed and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since June 30, 2005, there has not been any material change in the internal controls utilized by ANB to assure that its consolidated financial statements conform with GAAP. ANB has designed and maintains disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the 1934 Act) to ensure that material information required to be disclosed by ANB in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to ANB’s management as appropriate to allow timely decisions regarding required disclosures and to allow ANB’s management to make the certifications of the Chief Executive Officer and Chief Financial Officer of ANB required under the 1934 Act.

6.5 Absence of Undisclosed Liabilities. No ANB Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB, except Liabilities accrued or reserved against in the consolidated balance sheets of ANB as of September 30, 2005, included in the ANB Financial Statements or reflected in the notes thereto. No ANB Company has incurred or paid any Liability since September 30, 2005, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB.

6.6 Absence of Certain Changes or Events. Since September 30, 2005: (i) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB, (ii) the ANB Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of ANB provided in Article 7 of this Agreement, and (iii) to ANB’s Knowledge, no fact or condition exists which ANB believes will cause a Material Adverse Effect on ANB in the future, subject to changes in general economic or industry conditions.

6.7 Compliance with Laws. ANB is duly registered as a bank holding company under the BHC Act. Each ANB Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB, and there has occurred no Default under any such Permit. None of the ANB Companies:

(a) is in material violation of any Laws, Orders or Permits applicable to its business or employees conducting its business; or

(b) has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any ANB Company is not in compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring any ANB Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, that restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

6.8 Material Contracts. ANB has filed as an exhibit to its annual report on Form 10-K each Contract required to be so filed under the 1934 Act and the rules and regulations promulgated thereunder. None of the ANB Companies is in Default under any ANB Contract, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB.

6.9 Legal Proceedings. Except as set forth on Schedule 6.9, there is no Litigation instituted or pending, or, to the Knowledge of ANB, threatened (or unasserted but considered probable of assertion) against any ANB Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding against any ANB Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB.

6.10 Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by any ANB Company or any Affiliate thereof to FCB pursuant to this Agreement, including the Exhibits or Schedules hereto, or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any ANB Company or any Affiliate thereof for inclusion in the Proxy Statement/Prospectus to be mailed to FCB’s stockholders in connection with the FCB Stockholders’ Meeting, and any other documents to be filed by an ANB Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions provided for herein, will, at the respective time such documents are filed, and with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of FCB, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any ANB Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

6.11 Tax and Regulatory Matters. No ANB Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in subsection 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such subsection.

6.12 1934 Act Compliance. The Proxy Statement/Prospectus will comply in all material respects with applicable provisions of the 1933 Act and the 1934 Act and the rules and regulations thereunder.

6.13 Regulatory Approvals. ANB knows of no reason why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

6.14 Opinion of Counsel. ANB has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in subsection 9.3(d).

ARTICLE 7

CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1 Covenants of Both Parties.

(a) Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly provided for herein, each Party, until the earlier of the Effective Date or the termination of this Agreement, shall and shall cause each of its Subsidiaries to (i) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles, (ii) preserve intact its business organization, goodwill, relationships with depositors, customers and employees, and Assets and maintain its rights and franchises, and (iii) take no action, except as required by applicable Law, which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions provided for herein without imposition of a condition or restriction of the type referred to in the last sentences of subsections 9.1(b) or 9.1(c) of this Agreement or (B) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

(b) During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, each of ANB and FCB shall cause its Designated Representative (and, if necessary, representatives of any of its Subsidiaries) to confer on a regular and frequent basis with the Designated Representative of the other Party hereto and to report on the general status of its and its Subsidiaries’ ongoing operations. Each of ANB and FCB shall permit the other Party hereto to make such investigation of its business or properties and its Subsidiaries and of their respective financial and legal conditions as the investigating Party may reasonably request. Each of ANB and FCB shall promptly notify the other Party hereto concerning (a) any material change in the normal course of its or any of its Subsidiaries’ businesses or in the operation of their respective properties or in their respective conditions; (b) any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) or the institution or the threat of any material

Litigation involving it or any of its Subsidiaries; and (c) the occurrence or impending occurrence of any event or circumstance that would cause or constitute a breach of any of the representations, warranties or covenants contained herein; and each of ANB and FCB shall, and shall cause each of their respective Subsidiaries to, use its commercially reasonable efforts to prevent or promptly respond to same.

7.2 Covenants of FCB. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, FCB covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of ANB, which consent shall not be unreasonably withheld, except for in connection with the actions referenced in sub-sections (ii), (iv) or (v), in which case such consent may be withheld for any reason or no reason:

(i) amend the Articles of Incorporation, Bylaws or other governing instruments of any FCB Company; or

(ii) incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of the business of FCB Subsidiaries consistent with past practices (which shall include, for FCB Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit, advances from the FRB or the Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government or agency securities and issuances of letters of credit), or impose, or suffer the imposition, on any share of stock held by any FCB Company of any Lien or permit any such Lien to exist; or

(iii) repurchase, redeem or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any FCB Company, or declare or pay any dividend or make any other distribution in respect of FCB’s capital stock; or

(iv) except for this Agreement or as required upon exercise of any of the FCB Options, issue, sell, pledge, encumber, enter into any Contract to issue, sell, pledge, or encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of FCB Common Stock or any other capital stock of any FCB Company, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any shares of such stock; or

(v) adjust, split, combine or reclassify any capital stock of any FCB Company or issue or authorize the issuance of any other securities with respect to or in substitution for shares of its capital stock or sell, lease, mortgage or otherwise encumber any shares of capital stock of any FCB Subsidiary or any Asset other than in the ordinary course of business for reasonable and adequate consideration; or

(vi) acquire any direct or indirect equity interest in any Person, other than in connection with (a) foreclosures in the ordinary course of business and (b) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity; or

(vii) grant any increase in compensation or benefits to the directors, officers or employees of any FCB Company, except in accordance with past practices with respect to employees; pay any bonus except in accordance with past practices and pursuant to the provisions of an applicable program or plan adopted by the FCB Board prior to the date of this Agreement; or enter into or amend any severance or change in control agreements with directors, officers or employees of any FCB Company; or

(viii) enter into or amend any employment Contract between any FCB Company and any Person (unless such amendment is required by Law) that the FCB Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

(ix) adopt any new employee benefit plan of any FCB Company or make any material change in or to any existing employee benefit plans of any FCB Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

(x) make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in regulatory accounting requirements or GAAP; or

(xi) (a) commence any Litigation other than in accordance with past practice, (b) settle any Litigation involving any Liability of any FCB Company for material money damages or restrictions upon the operations of any FCB Company, or, (c) except in the ordinary course of business, modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims; or

(xii) enter into any material transaction or course of conduct not in the ordinary course of business, or not consistent with safe and sound banking practices, or not consistent with applicable Laws; or

(xiii) fail to file timely any report required to be filed by it with any Regulatory Authority; or

(xiv) make any Loan or advance to any 5% stockholder, director or officer of FCB or any of the FCB Subsidiaries, or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of FCB or any of its Subsidiaries) of any of the foregoing, except for advances under unfunded loan commitments in existence on the date of this Agreement and specifically described on Schedule 7.2(xiv) or renewals of any Loan or advance outstanding as of the date of this Agreement on terms and conditions substantially similar to the original Loan or advance; or

(xv) cancel without payment in full, or modify in any material respect any Contract relating to, any loan or other obligation receivable from any 5% stockholder,

director or officer of any FCB Company or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of FCB or any of its Subsidiaries) of any of the foregoing; or

(xvi) enter into any Contract for services or otherwise with any of the 5% stockholders, directors, officers or employees of any FCB Company or any member of the immediate family of the foregoing, or any Related Interest (Known to FCB or any of its Subsidiaries) of any of the foregoing; or

(xvii) modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims, except in the ordinary course of business and for fair consideration; or

(xviii) file any application to relocate or terminate the operations of any banking office; or

(xix) except in accordance with applicable Law, change its or any of its Subsidiaries’ lending, investment, liability management and other material banking policies in any material respect; or

(xx) intentionally take any action that would reasonably be expected to jeopardize or delay the receipt of any of the regulatory approvals required in order to consummate the transactions provided for in this Agreement; or

(xxi) take any action that would cause the transactions provided for in this Agreement to be subject to requirements imposed by any Takeover Law, and FCB shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions provided for in this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect; or

(xxii) make or renew any Loan to any Person (including, in the case of an individual, his or her immediate family) who or that (directly or indirectly as though a Related Interest or otherwise) owes, or would as a result of such Loan or renewal owe, any FCB Company more than an aggregate of $2,000,000 of secured indebtedness or more than $250,000 of unsecured indebtedness; or

(xxiii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with FCB and FCB Bank’s past policies; or

(xxiv) purchase or otherwise acquire any investment securities for its own account having an average remaining life to maturity greater than five years (except for municipal bonds of any maturity after consultation by a Designated Representative of FCB with a Designated Representative of ANB), or any asset-backed security, other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or Home Loan Mortgage Corporation; or

(xxv) except for residential real property owned by and reflected on the books of FCB or FCB Bank as of the date hereof, the sale of which will not result in a material loss, sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interests therein having a book value in excess of or in exchange for consideration in excess of $50,000; or

(xxvi) make or commit to make any capital expenditures individually in excess of $50,000, or in the aggregate in excess of $100,000.

7.3 Covenants of ANB. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, ANB covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of FCB, which consent shall not be unreasonably withheld:

(a) fail to file timely any report required to be filed by it with Regulatory Authorities, including the SEC; or

(b) take any action that would cause the ANB Common Stock to cease to be traded on the NASDAQ or another national securities exchange; provided, however, that any action or transaction in which the ANB Common Stock is converted into cash or another marketable security that is traded on a national securities exchange shall not be deemed a violation of this Section 7.3(b).

7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (b) would cause or constitute a material breach of any of its representations, warranties or covenants contained herein, and to use its commercially reasonable efforts to prevent or promptly to remedy the same.

7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time, and FCB shall deliver to ANB copies of all such reports filed by FCB or its Subsidiaries promptly after the same are filed.

7.6 Acquisition Proposals.

(a) FCB shall not, nor shall it permit any of its Subsidiaries to, nor shall it or its Subsidiaries authorize or permit any of their respective officers, directors, employees, representatives or agents to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal which constitutes, any Acquisition Proposal, (ii) enter into any letter of intent or agreement related to any Acquisition Proposal other than a confidentiality agreement (each, an “Acquisition Agreement”) or (iii) participate in any discussions or negotiations regarding, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or that would reasonably be expected to lead to, any Acquisition Proposal; provided, however, that if, at any time prior to the FCB Stockholders’ Meeting, and without any breach of the terms of this Section 7.6(a), FCB receives an Acquisition Proposal from any Person that in the good faith judgment of the FCB Board is, or is reasonably likely to lead to the delivery of, a Superior Proposal, FCB may (x) furnish information (including non-public information) with respect to FCB to any such Person pursuant to a confidentiality agreement containing confidentiality provisions no more favorable to such Person than those in the Confidentiality Agreement between ANB and FCB, and (y) participate in negotiations with such Person regarding such Acquisition Proposal, if the FCB Board determines in good faith, after consultation with counsel, that failure to do so would likely result in a violation of its fiduciary duties under applicable Law.

(b) Except as set forth in Section 10.1(k), neither the FCB Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to ANB, the approval or recommendation by the FCB Board or such committee of the Merger or this Agreement; (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) authorize or permit FCB or any of its Subsidiaries to enter into any Acquisition Agreement.

(c) FCB agrees that it and its Subsidiaries shall, and FCB shall direct its and its Subsidiaries’ respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Persons with respect to any Acquisition Proposal. FCB agrees that it will notify ANB promptly (but no later than 24 hours) if, to FCB’s Knowledge, any Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations relating to an Acquisition Proposal are sought to be initiated or continued with, FCB, its Subsidiaries, or their officers, directors, employees, representatives or agents. The notice shall indicate the name of the Person making such Acquisition Proposal or taking such action and the material terms and conditions of any proposals or offers, and thereafter FCB shall keep ANB informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. FCB also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

7.7 NASDAQ Qualification. ANB shall, prior to the Effective Time, take commercially reasonable steps to ensure that all ANB Common Stock to be issued in the Merger is designated as a NASDAQ “national market system security” within the meaning of Rule 11Aa2-1 of the SEC.

ARTICLE 8

ADDITIONAL AGREEMENTS

1.1 Regulatory Matters.

(a) ANB shall promptly prepare and file the S-4 Registration Statement with the SEC after the date hereof. ANB shall use its commercially reasonable efforts to have the S-4 Registration Statement declared effective under the 1933 Act as promptly as practicable after such filing. Once the S-4 Registration Statement has been declared effective by the SEC, FCB shall mail the Proxy Statement/Prospectus to its stockholders simultaneously with delivery of notice of the meeting of stockholders called to approve the Merger. ANB shall also use its commercially reasonable efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transaction provided for in this Agreement, and FCB shall furnish all information concerning FCB and the holders of FCB Common Stock as may be requested in connection with any such action. If at any time prior to the Effective Time of the Merger any event shall occur which should be set forth in an amendment of, or a supplement to, the Proxy Statement/Prospectus, FCB will promptly inform ANB and cooperate and assist ANB in preparing such amendment or supplement and mailing the same to the stockholders of FCB. Subject to Section 10.1(k) of this Agreement, the FCB Board shall recommend that the holders of FCB Common Stock vote for and adopt the Merger provided for in the Proxy Statement/Prospectus and this Agreement.

(b) The Parties shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all Consents of all third parties and Regulatory Authorities which are necessary or advisable to consummate the transactions provided for in this Agreement. ANB and FCB shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to ANB or FCB, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Regulatory Authority in connection with the transactions provided for in this Agreement. In exercising the foregoing right, each of the Parties hereto shall act reasonably and as promptly as practicable. The Parties hereto agree that they will consult with each other with respect to the obtaining of all Permits and Consents, approvals and authorizations of all third parties and Regulatory Authorities necessary or advisable to consummate the transactions provided for in this Agreement, and each Party will keep the other apprised of the status of matters relating to completion of the transactions provided for in this Agreement.

(c) ANB and FCB shall, upon request, furnish each other all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters that may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of ANB, FCB or any of their Subsidiaries to any Regulatory Authority in connection with the Merger and the other transactions provided for in this Agreement.

(d) ANB and FCB shall promptly furnish each other with copies of all applications, notices, petitions and filings with all Regulatory Authorities, and all written communications received by ANB or FCB, as the case may be, or any of their respective Subsidiaries, Affiliates or associates from, or delivered by any of the foregoing to, any Regulatory Authority, in respect of the transactions provided for herein.

(e) ANB will indemnify and hold harmless FCB and its officers, directors and employees from and against any and all actions, causes of actions, losses, damages, expenses or Liabilities to which any such entity, or any director, officer, employee or controlling person thereof, may become subject under applicable Laws (including the 1933 Act and the 1934 Act)

and rules and regulations thereunder and will reimburse FCB, and any such director, officer, employee or controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in liability, insofar as such losses, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Proxy Statement/Prospectus or any application, notice, petition, or filing with any Regulatory Authority or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statement therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by any ANB Company.

(f) FCB will indemnify and hold harmless ANB and its officers, directors and employees from and against any and all actions, causes of actions, losses, damages, expenses or Liabilities to which any such entity, or any director, officer, employee or controlling person thereof, may become subject under applicable Laws (including the 1933 Act and the 1934 Act) and rules and regulations thereunder and will reimburse ANB, and any such director, officer, employee or controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in liability, insofar as such losses, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Proxy Statement/Prospectus or any application, notice, petition, or filing with any Regulatory Authority or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statement therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by any FCB Company.

8.2 Access to Information.

(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, upon reasonable notice and subject to applicable Laws relating to the exchange of information, ANB and FCB shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other access to all its properties, books, contracts, commitments and records and, during such period, each of ANB and FCB shall, and shall cause each of their respective Subsidiaries to, make available to the other (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the Securities Laws or federal or state banking Laws (other than reports or documents which such Party is not permitted to disclose under applicable Law, in which case such Party shall notify the other Party of the nondisclosure and the nature of such information) and (ii) also other information concerning its business, properties and personnel as the other party may reasonably request.

(b) All information furnished by ANB to FCB or its representatives pursuant hereto shall be treated as the sole property of ANB and, if the Merger shall not occur, FCB and its representatives shall return to ANB all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. FCB shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in FCB’s possession prior to the disclosure thereof by ANB; (y) was then generally known to the public; or (z) was disclosed to FCB by a third party not bound by an obligation of confidentiality, or (ii) disclosures made as required by Law.

(c) All information furnished by FCB or its Subsidiaries to ANB or its representatives pursuant hereto shall be treated as the sole property of FCB and, if the Merger shall not occur, ANB and its representatives shall return to FCB all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. ANB shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in ANB’s possession prior to the disclosure thereof by FCB or any of its Subsidiaries; (y) was then generally known to the public; or (z) was disclosed to ANB by a third party not bound by an obligation of confidentiality, or (ii) disclosures made as required by Law.

(d) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein.

8.3 Efforts to Consummate. Subject to the terms and conditions of this Agreement, each of FCB and ANB shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions provided for in this Agreement, including without limitation obtaining of all of the Consents and satisfying the conditions contained in Article 9 hereof.

8.4 FCB Stockholders’ Meeting. FCB shall call a meeting of its stockholders (the “FCB Stockholders’ Meeting”) to be held as soon as reasonably practicable after the date the S-4 Registration Statement is declared effective by the SEC for the purpose of voting upon this Agreement and such other related matters as it deems appropriate. In connection with the FCB Stockholders’ Meeting, (a) FCB shall prepare with the assistance of ANB a notice of meeting; (b) ANB shall furnish all information concerning it that FCB may reasonably request in connection with conducting the FCB Stockholders’ Meeting; (c) ANB shall prepare and furnish to FCB, for printing, copying and for distribution to FCB’s stockholders at FCB’s expense, the form of the Proxy Statement/Prospectus; (d) FCB shall furnish all information concerning it that ANB may reasonably request in connection with preparing the Proxy Statement/Prospectus; (e) subject to Section 10.1(k) of this Agreement, the FCB Board shall recommend to its stockholders the approval of this Agreement; and (f) FCB shall use its best efforts to obtain its stockholders’ approval. The Parties will use their commercially reasonable efforts to prepare a preliminary draft of the Proxy Statement/Prospectus within 30 days of the date of this Agreement, and will consult with one another on the form and content of the Proxy Statement/Prospectus (including the presentation of draft copies of such proxy materials to the other) prior to filing with the SEC and delivery to FCB’s stockholders. FCB will use its commercially reasonable efforts to deliver notice of the Stockholders’ Meeting and the Proxy Statement/Prospectus as soon as practicable after the S-4 Registration Statement has been declared effective by the SEC.

8.5 Certificate of Objections. As soon as practicable (but in no event more than three (3) business days) after the FCB Stockholders’ Meeting, FCB shall deliver to ANB a certificate of the Secretary of FCB containing the names of the stockholders of FCB that both (a) gave written notice prior to the taking of the vote on this Agreement at the FCB Stockholders’ Meeting that they dissent from the Merger, and (b) voted against approval of this Agreement or abstained from voting with respect to the approval of this Agreement (“Certificate of Objections”). The Certificate of Objections shall include the number of shares of FCB Common Stock held by each such stockholder and the mailing address of each such stockholder.

8.6 Publicity. Neither ANB nor FCB shall, or shall permit any of their respective Subsidiaries or affiliates to issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public disclosure concerning, the transactions provided for in this Agreement without the consent of the other Party, which consent will not be unreasonably withheld; provided, however, that nothing in this Section 8.6 shall be deemed to prohibit any Party from making any disclosure which it deems necessary or advisable, with the advice of counsel, in order to satisfy such Party’s disclosure obligations imposed by Law or the rules of NASDAQ.

8.7 Expenses. All costs and expenses incurred in connection with the transactions provided for in this Agreement, including without limitation, registration fees, printing fees, mailing fees, attorneys’ fees, accountants’ fees, other professional fees and costs related to expenses of officers and directors of FCB and the FCB Companies, shall be paid by the party incurring such costs and expenses; provided, however, without the consent of ANB, all such costs and expenses incurred by FCB and the FCB Companies shall not exceed $85,000 in the aggregate, exclusive of the Advisory Fee, FCB’s expenses contemplated by Section 8.12 and 9.2(f) below, and the adjustments contemplated by Section 8.14 below. Each Party hereby agrees to and shall indemnify the other Party against any liability arising from any such fee or payment incurred by such Party. Nothing contained herein shall limit either Party’s rights under Article 10 to recover any damages arising out of a Party’s willful breach of any provision of this Agreement.

8.8 Failure to Close.

(a) ANB expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing.

(b) FCB expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing.

8.9 Fairness Opinion. The FCB Board has engaged Keefe, Bruyette & Woods, Inc. (the “FCB Financial Advisor”) to act as advisor to the FCB Board during the transaction and to opine separately as to the fairness from a financial point of view of the total consideration to the FCB shareholders. FCB has received from the FCB Financial Advisor an opinion that, as of the date hereof, the total consideration to the FCB shareholders is fair to the shareholders of FCB from a financial point of view. FCB may elect to have the final fairness opinion updated immediately prior to the Effective Time in order to account for any Material Adverse Effect that may have occurred with regard to ANB.

8.10 Tax Treatment. Each of the Parties undertakes and agrees to use its commercially reasonable efforts to cause the Merger, and to take no action which would cause the Merger not to qualify as a “reorganization” within the meaning of Section 368(a) of the IRC for federal income tax purposes.

8.11 Agreement of Affiliates. FCB has disclosed on Schedule 8.11 each Person whom it reasonably believes is an “affiliate” of FCB for purposes of Rule 145 under the 1933 Act. FCB shall cause each such Person to deliver to ANB not later than 30 days after the date of this Agreement a written agreement, substantially in the form of Exhibit B providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of FCB Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of ANB Common Stock to be received by such Person upon consummation of the Merger, except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder (and ANB shall be entitled to place restrictive legends upon certificates for shares of ANB Common Stock issued to affiliates of FCB pursuant to this Agreement to enforce the provisions of this Section 8.11). ANB shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of ANB Common Stock by such affiliates.

8.12 Environmental Audit; Title Policy; Survey.

(a) At the election of ANB, FCB will procure and deliver, at FCB’s expense, with respect to each parcel of real property that any of the FCB Companies owns, leases, subleases or is obligated to purchase, at least thirty (30) days prior to the Effective Time, whatever environmental audits as ANB may request, which audits shall be reasonably acceptable to and shall be conducted by a firm reasonably acceptable to ANB.

(b) At the election of ANB, FCB will, at FCB’s expense, with respect to each parcel of real property that FCB or FCB Bank owns, leases, subleases or is obligated to purchase, procure and deliver to ANB, at least thirty (30) days prior to the Effective Time, a commitment to issue title insurance in such amounts and by such insurance company reasonably acceptable to ANB, which policy shall be free of all material Liens and exceptions to ANB’s reasonable satisfaction.

(c) At the election of ANB, with respect to each parcel of real property as to which a title insurance policy is to be procured pursuant to subsection (b) above, FCB, at FCB’s expense, will procure and deliver to ANB at least thirty (30) days prior to the Effective Time, a survey of such real property, which survey shall be reasonably acceptable to and shall be prepared by a licensed surveyor reasonably acceptable to ANB, disclosing the locations of all improvements, easements, sidewalks, roadways, utility lines and other matters customarily shown on such surveys and showing access affirmatively to public streets and roads and providing the legal description of the property in a form suitable for recording and insuring the title thereof. Such surveys shall not disclose any survey defect or encroachment from or onto such real property that has not been cured or insured over prior to the Effective Time. In addition, FCB shall deliver to ANB a complete legal description for each parcel of real estate or interest owned, leased or subleased by any FCB Company or in which any FCB Company has any ownership or leasehold interest.

8.13 Compliance Matters. Prior to the Effective Time, FCB shall take, or cause to be taken, all commercially reasonable steps requested by ANB to cure any deficiencies in regulatory compliance by FCB or FCB Bank; provided, however, that ANB shall not be responsible for discovering such defects, shall not have any obligation to disclose the existence of such defects to FCB, and shall not have any liability resulting from such deficiencies or attempts to cure them.

8.14 Conforming Accounting and Reserve Policies. At the request of ANB, FCB shall immediately prior to Closing establish and take such charge offs, reserves and accruals as ANB reasonably shall request to conform FCB Bank’s loan, accrual, capital, reserve and other accounting policies to the policies of ANB (collectively, the “Conforming Adjustments”).

8.15 Notice of Deadlines. Schedule 8.15 lists the deadlines for extensions or terminations of any material leases, agreements or licenses (including specifically real property leases and data processing agreements) to which FCB or FCB Bank is a party.

8.16 Fixed Asset Inventory. At ANB’s request, at least thirty (30) days prior to the Effective Time, FCB shall take, or shall cause to be taken, an inventory of all fixed assets of the FCB Companies to verify the presence of all items listed on their respective depreciation schedules, and FCB shall allow ANB’s representatives, at the election of ANB, to participate in or be present for such inventory and shall deliver to ANB copies of all records and reports produced in connection with such inventory.

8.17 Director’s and Officer’s Indemnification.

(a) For a period of three (3) years after the Effective Time, ANB shall indemnify each director and executive officer of FCB (an “Indemnified Party”) against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the maximum extent permitted under the articles of incorporation and bylaws of FCB as in effect on the date of this Agreement, subject to (i) the limitations and requirements of such articles of incorporation and bylaws, (ii) applicable Law, including, without limitation, Section 607.0850 of the FBCA, and (iii) the terms and conditions of the Director’s Agreements. During the period beginning on the third anniversary of the Effective Time and ending on the sixth anniversary of the Effective Time, ANB shall indemnify each Indemnified Party against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including without limitation the transactions contemplated by this Agreement) to the extent mandated under the articles of incorporation and bylaws of FCB as in effect on the date of this Agreement, subject to (i) the limitations and requirements of such articles of incorporation and bylaws, (ii) applicable Law, including, without limitation, Section 607.0850 of the FBCA, and (iii) the terms and conditions of the Director’s Agreements.

(b) Any Indemnified Party wishing to claim indemnification under Section 8.17(a) above upon learning of any such liability or litigation shall promptly notify ANB thereof. In the event of any claim or litigation that may give rise to indemnity obligations on the part of ANB (whether arising before or after the Effective Time), (i) ANB shall have the right to assume the defense thereof, and ANB shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if ANB elects not to assume such defense, or if counsel for the Indemnified Party advises in good faith that there are substantive issues that raise conflicts of interest between ANB and the Indemnified Party under the rules of professional ethics, the Indemnified Party may retain counsel satisfactory to him or her, and ANB shall pay all reasonable fees and expenses of such counsel for the Indemnified Party; provided, that ANB shall be obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) all Indemnified Parties will cooperate in the defense of any such litigation; and (iii) ANB shall not be liable for any settlement effected without its prior written consent; and provided further, that ANB shall not have any obligation hereunder to the extent such arrangements are prohibited by applicable Law.

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.4 of this Agreement:

(a) Stockholder Approval. The stockholders of FCB shall have approved this Agreement by the requisite vote, and the consummation of the transactions provided for herein, as and to the extent required by Law and by the provisions of any governing instruments, and FCB shall have furnished to ANB certified copies of resolutions duly adopted by its stockholders evidencing same.

(b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all notice and waiting periods required by Law to have passed after receipt of such Consents shall have expired. No Consent obtained from any Regulatory Authority that is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner (including without limitation requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions provided for in this Agreement as to render inadvisable the consummation of the Merger.

(c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

(d) Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the transactions provided for in this Agreement. No action or proceeding shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action or proceeding by any Person, which seeks to restrain the consummation of the transactions provided for in this Agreement which, in the opinion of the ANB Board or the FCB Board, renders it impossible or inadvisable to consummate the transactions provided for in this Agreement.

(e) Tax Opinion. FCB and ANB shall have received a written opinion of counsel from Maynard, Cooper & Gale, P.C. in form reasonably satisfactory to them (the “Tax Opinion”), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the IRC, (ii) the exchange in the Merger of FCB Common Stock for ANB Common Stock will not give rise to gain or loss to the stockholders of FCB with respect to such exchange (except to the extent of any cash received), and (iii) neither FCB nor ANB will recognize gain or loss as a consequence of the Merger (except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the IRC). In rendering such Tax Opinion, counsel for ANB shall be entitled to rely upon representations of officers of FCB and ANB reasonably satisfactory in form and substance to such counsel.

(f) S-4 Registration Statement Effective. The S-4 Registration Statement shall have been declared effective under the 1933 Act by the SEC and no stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued and no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by the SEC. ANB shall have received all state securities Laws, or “blue sky” permits or other authorizations, or confirmations as to the availability of exemptions from registration requirements, as may be necessary to issue the ANB Common Stock pursuant to the terms of this Agreement.

9.2 Conditions to Obligations of ANB. The obligations of ANB to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by ANB pursuant to subsection 11.4(a) of this Agreement:

(a) Representations and Warranties. The representations and warranties of FCB set forth or referred to in this Agreement and in any certificate or document delivered pursuant to the provisions hereof shall be true and correct in all material respects as of the date of this

Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except as expressly contemplated by this Agreement.

(b) Performance of Obligations. Each and all of the agreements, obligations and covenants of FCB to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. FCB shall have delivered to ANB (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to ANB’s obligations set forth in subsections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by the FCB Board and the FCB stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein, all in such reasonable detail as ANB and its counsel shall request.

(d) Opinion of Counsel. FCB shall have delivered to ANB an opinion of Smith Mackinnon, PA, counsel to FCB, dated as of the Closing, in substantially the form of Exhibit C hereto.

(e) Net Worth and Capital Requirements. Immediately prior to the Effective Time, FCB and FCB Bank shall each have a minimum net worth of at least $38,000,000, individually. For purposes of this Section 9.2(e), “net worth” shall mean, without regard to the Conforming Adjustments, the sum of the amounts set forth on the balance sheet as stockholders’ equity (including the par or stated value of all outstanding capital stock, retained earnings, additional paid-in capital, capital surplus and earned surplus), less the sum of (i) any amounts at which shares of capital stock of such person appear on the asset side of the balance sheet and (ii) any amounts due from or owed by any Subsidiary thereof; provided, however, that unrealized gains or losses on securities classified as “available for sale” shall be disregarded for purposes of calculating “net worth.”

(f) Comfort Letter. ANB shall have received from Hacker, Johnson & Smith, PA, independent certified public accountants, a comfort letter dated as of the Effective Time with respect to such matters relating to the financial condition of FCB as ANB may reasonably request.

(g) Conforming Adjustments. The Conforming Adjustments shall have been made to the satisfaction of ANB in its sole discretion.

(h) Matters Relating to 280G Taxes. ANB shall be satisfied in its sole discretion, either through mutually agreeable pre-Closing amendments or otherwise, that FCB shall have taken any and all reasonably necessary steps such that the Merger will not trigger any “excess parachute payment” (as defined in Section 280G of the IRC) under any Employment Agreements, Change in Control Agreements, FCB Benefit Plans, or similar arrangements between a FCB Company and any officers, directors, or employees thereof.

(i) Matters Relating to Employment Agreements. (i) ANB shall have received documentation reasonably satisfactory to ANB that any and all Employment Agreements, Change in Control Agreements, Severance Agreements, and similar agreements between any FCB Company and any individual shall be terminated as of the Effective Time on terms and conditions satisfactory to ANB; and (ii) each of John Warren, Robert Porter, Tom Coletta, Joe Vorwerk, Tim Robinson, Stephen Jeuck and Kenneth LaRoe shall have entered into a new Employment / Non-Compete Agreement with FCB Bank on terms and conditions acceptable to ANB.

(j) Regulatory Matters. No agency or department of federal, state or local government or any Regulatory Authority or the staff thereof shall have (i) asserted that any FCB Company is not in material compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) revoked any material Permits, or (iii) issued, or required any FCB Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking, that, in the reasonable estimation of ANB, restricts or impairs the conduct of such FCB Company’s business or future prospects.

(k) Absence of Adverse Facts. There shall have been no determination by ANB in good faith that any fact, litigation, claim, event or condition exists or has occurred that, in the judgment of ANB, (i) would have a Material Adverse Effect on, or which may be foreseen to have a Material Adverse Effect on, FCB or FCB Bank or the consummation of the transactions provided for in this Agreement, (ii) would be of such significance with respect to the business or economic benefits expected to be obtained by ANB pursuant to this Agreement as to render inadvisable the consummation of the transactions pursuant to this Agreement, (iii) would be materially adverse to the interests of ANB on a consolidated basis or (iv) would render the Merger or the other transactions provided for in this Agreement impractical because of any state of war, national emergency, banking moratorium or general suspension of trading on NASDAQ, the New York Stock Exchange, Inc. or other national securities exchange.

(l) Consents Under Agreements. FCB shall have obtained the consent or approval of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation to, or the continuation by FCB Bank or any other FCB Subsidiary of, as the case may be, any obligation, right or interest of FCB, FCB Bank or such FCB Subsidiary under any loan or credit agreement, note, mortgage, indenture, lease, license, Contract or other agreement or instrument, except those for which failure to obtain such consents and approvals would not in the reasonable opinion of ANB, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation and FCB Bank or the FCB Subsidiary at issue.

(m) Material Condition. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any Regulatory Authority which, in connection with the grant of any Consent by any Regulatory Authority, imposes, in the judgment of ANB, any material adverse requirement upon ANB or any ANB Subsidiary, including without limitation any requirement that ANB sell or dispose of any significant amount of the assets of FCB, FCB Bank and their respective subsidiaries, or any other ANB Subsidiary, provided that, except for any such requirement relating to the above-described sale or disposition of any significant assets of FCB or any ANB Subsidiary, no such term or condition imposed by any Regulatory Authority in connection with the grant of any Consent by any Regulatory Authority shall be deemed to be a material adverse requirement unless it materially differs from terms and conditions customarily imposed by any such entity in connection with the acquisition of banks, savings associations and bank and savings association holding companies under similar circumstances.

(n) Certification of Claims. FCB shall have delivered a certificate to ANB that FCB is not aware of any pending, threatened or potential claim against the directors or officers of FCB or FCB Bank or under the directors and officers insurance policy or the fidelity bond coverage of FCB or any FCB Company.

(o) Loan Portfolio. There shall not have been any material increase since the date of this Agreement in the Loans required to be described in Schedule 5.9(a)(iv).

(p) FCB 401(k) Plan. ANB shall have received such evidence and documentation as it shall have reasonably requested to effectuate the termination of the Florida Choice Bank 401(k) Plan.

(q) FCB Stock Options. Holders of at least 90% of the FCB Options shall have elected to exchange such FCB Options for cash pursuant to the provisions of Section 3.1(d) of this Agreement.

(r) Legal Proceedings. No action, proceeding or claim shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action, claim or proceeding by any Person, against any FCB Company and/or their respective officers or directors.

9.3 Conditions to Obligations of FCB. The obligations of FCB to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by FCB pursuant to subsection 11.4(b) of this Agreement:

(a) Representations and Warranties. The representations and warranties of ANB set forth or referred to in this Agreement and in any certificate of document delivered pursuant to the provisions hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except as expressly contemplated by this Agreement.

(b) Performance of Obligations. Each and all of the agreements, obligations and covenants of ANB to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. ANB shall have delivered to FCB (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to FCB’s obligations set forth in subsections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by the ANB Board evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein, all in such reasonable detail as FCB and its counsel shall request.

(d) Opinion of Counsel. ANB shall have delivered to FCB an opinion of Maynard, Cooper & Gale, P.C., counsel to ANB, dated as of the Effective Time, in substantially the form of Exhibit D hereto.

(e) Comfort Letter. FCB shall have received from PricewaterhouseCoopers, LLP, independent certified public accountants, a comfort letter dated as of the Effective Time with respect to such matters relating to the financial condition of ANB as FCB may reasonably request.

(f) Fairness Opinion. The fairness opinion shall not have been withdrawn by the FCB Financial Advisor for good reason.

(g) ANB Common Stock. The ANB Common Stock to be issued in the Merger shall have been qualified as a NASDAQ “national market system security” pursuant to Section 7.7 hereof.

(h) Regulatory Matters. No agency or department of federal, state or local government, or any Regulatory Authority or the staff thereof shall have (i) asserted that any ANB Company is not in material compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, or (ii) issued, or required any ANB Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking that, in the reasonable estimation of FCB, restricts or impairs the conduct of such ANB Company’s business or future prospects.

ARTICLE 10

TERMINATION

10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of FCB, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) by mutual written consent of the ANB Board and the FCB Board; or

(b) by the ANB Board or the FCB Board in the event of an inaccuracy of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Material Adverse Effect on the breaching Party; or

(c) by the ANB Board or the FCB Board in the event of a material breach by the other Party of any covenant, agreement or other obligation contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

(d) by the ANB Board or the FCB Board (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, agreement or other obligation contained in this Agreement) if (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions provided for herein shall have been denied by final nonappealable action of such authority or if any action taken by such Authority is not appealed within the time limit for appeal, or (ii) the stockholders of FCB fail to vote their approval of this Agreement and the transactions provided for herein as required by applicable Law at its Stockholders’ Meeting where the transactions are presented to such FCB stockholders for approval and voted upon; or

(e) by the ANB Board, if, notwithstanding any disclosures in the Schedules attached hereto or otherwise, (i) there shall have occurred any Material Adverse Effect with respect to FCB, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement which are reasonably likely to cause or result in any Material Adverse Effect with respect to FCB, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within fifteen (15) days after receipt by FCB of notice in writing from ANB specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(f) by the FCB Board, if (i) there shall have occurred any Material Adverse Effect with respect to ANB, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement which are reasonably likely to cause or result in any Material Adverse Effect with respect to ANB, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within fifteen (15) days after receipt by ANB of notice in writing from FCB specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(g) by the ANB Board or the FCB Board if the Merger shall not have been consummated by May 31, 2006, if the failure to consummate the transactions provided for herein on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(g); or

(h) by the ANB Board or the FCB Board if any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(g) of this Agreement and such failure was not the fault of the terminating party; or

(i) by the ANB Board if the holders of in excess of five percent (5%) of the outstanding shares of FCB Common Stock properly assert their dissenters’ rights of appraisal pursuant to the Dissenter Provisions; or

(j) by the ANB Board if (i) the FCB Board shall have withdrawn, or adversely modified, or failed upon ANB’s request to reconfirm its recommendation of the Merger or this Agreement, (ii) the FCB Board shall have approved or recommended to the stockholders of FCB that they approve an Acquisition Proposal other than that contemplated by this Agreement, (iii) FCB fails to call the FCB Stockholders’ Meeting or otherwise breaches its obligations in Section 8.4 hereof, or (iv) any Person (other than FCB or an Affiliate of FCB) or group becomes the beneficial owner of 25% or more of the outstanding shares of FCB Common Stock; or

(k) by the FCB Board if (i) the FCB Board authorizes FCB, subject to complying with the terms of this Agreement, to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal and FCB notifies ANB in writing that it intends to enter into such an agreement, (ii) ANB does not make, within 7 business days of the receipt of FCB’s written notification of its intent to enter into a definitive agreement for a Superior Proposal, an offer that the FCB Board determines, in good faith after consultation with its financial advisors, is at least as favorable, in the aggregate, to the stockholders of FCB as the Superior Proposal, and (iii) makes the payment required by Section 10.2(b). FCB agrees (x) that it will not enter into a definitive agreement referred to in clause (i) above until at least the tenth business day after it has provided the notice to ANB required thereby, and (y) to notify ANB promptly in writing if its intention to enter into a definitive agreement referred to in its notification shall change at any time after giving such notification; or

(l) By the FCB Board in accordance with, and subject to, the terms and conditions of Section 3.1(b)(2) of this Agreement.

10.2 Effect of Termination.

(a) In the event of a termination of this Agreement by either the ANB Board or the FCB Board as provided in Section 10.1, this Agreement shall become void and there shall be no Liability or obligation on the part of ANB or FCB or their respective officers or directors, except that this Section 10.2 and Article 11 and Sections 8.2 and 8.7 of this Agreement shall survive any such termination; provided, however, that nothing herein shall relieve any breaching Party from Liability for an uncured willful or breach of a representation, warranty, covenant, obligation or agreement giving rise to such termination.

(b) In the even that this Agreement is terminated (i) by the ANB Board pursuant to Section 10.1(j) or (ii) by the FCB Board pursuant to Section 10.1(k), then FCB shall, in the case of clause (i), one business day after the date of such termination or, in the case of clause (ii), on the date of such termination, pay to ANB, by wire transfer of immediately available funds, the amount of $3,000,000 (the “Termination Fee”).

(c) In the event that (i) after the date hereof an Acquisition Proposal shall have been publicly disclosed or any Person shall have publicly disclosed that, subject to the Merger being disapproved by FCB stockholders or otherwise rejected, it will make an Acquisition Proposal with respect to FCB and thereafter this Agreement is terminated by the ANB Board or the FCB Board pursuant to Section 10.1(d)(ii), and (ii) concurrently with such termination or within nine months of such termination FCB enters into a definitive agreement with respect to an Acquisition Proposal or consummates an Acquisition Proposal, then FCB shall, upon the earlier of entering into a definitive agreement with respect to an Acquisition Proposal or consummating an Acquisition Proposal, pay to ANB, by wire transfer of immediately available funds, the Termination Fee.

(d) FCB acknowledges that the agreements contained in Sections 10.2(b) and 10.2(c) are an integral part of the transactions provided for in this Agreement, and that, without these agreements, ANB would not enter into this Agreement; accordingly, if FCB fails to promptly pay the amount due pursuant to Section 10.2(b) or Section 10.2(c), as the case may be, and, in order to obtain such payment, ANB commences a suit which results in a judgment for any of the Termination Fee, FCB shall pay ANB its costs and expenses (including attorneys’ fees) in connection with such suit.

10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Parties shall not survive the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

ARTICLE 11

MISCELLANEOUS

11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“Acquisition Agreement” shall have the meaning provided in Section 7.6(a) of this Agreement.

“Acquisition Proposal,” with respect to FCB, means a tender or exchange offer, proposal for a merger, acquisition of all the stock or Assets of, consolidation or other business combination involving FCB or any of its Subsidiaries or any proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business, Assets or deposits of, FCB or any of its Subsidiaries, including a plan of liquidation of FCB or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Act” shall mean the Federal Deposit Insurance Act.

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

“Advisory Fee” shall have the meaning provided in Section 5.24 of this Agreement.

“Affiliate” of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agreement” shall mean this Agreement and Plan of Merger, including the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference. References to “the date of this Agreement,” “the date hereof” and words of similar import shall refer to the date this Agreement was first executed, as indicated in the introductory paragraph on the first page hereof.

“ANB” shall mean Alabama National BanCorporation, a Delaware corporation.

“ANB Board” shall mean the Board of Directors of ANB.

“ANB Common Stock” shall mean the $1.00 par value common stock of ANB.

“ANB Common Stock Election Shares” shall have the meaning provided in Section 3.1(c) of this Agreement.

“ANB Companies” shall mean, collectively, ANB and all ANB Subsidiaries.

“ANB Financial Statements” shall mean (i) the audited consolidated balance sheets (including related notes and schedules, if any) of ANB as of December 31, 2004, 2003 and 2002, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, as delivered by ANB to FCB, and (ii) the unaudited consolidated balance sheets of ANB (including related notes and schedules, if any) and related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) delivered by ANB to FCB with respect to periods ended subsequent to December 31, 2004.

“ANB Option” shall have the meaning given to such term in Section 3.1(d) hereof.

“ANB Subsidiaries” shall mean the Subsidiaries of ANB.

“Articles of Merger” shall mean the Articles of Merger to be signed by ANB and FCB and filed with the Secretary of State of Florida relating to the Merger as contemplated by Section 1.1 of this Agreement.

“Assets” of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Average Quoted Price” shall mean the price (rounded to two decimal places) derived by adding the averages of the high and low sales price of one share of ANB Common Stock as reported on NASDAQ on each of the ten (10) consecutive trading days ending on the fifth business day prior to the Effective Time, and dividing such sum by ten (10).

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended.

“Cash Election Shares” shall have the meaning provided in Section 3.1(c) of this Agreement.

“Certificate of Objections” shall have the meaning provided in Section 8.5 of this Agreement.

“Closing” shall mean the closing of the Merger and the other transactions provided for herein, as described in Section 1.2 of this Agreement.

“Conforming Adjustments” shall have the meaning provided in Section 8.14 of this Agreement.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

“Contract” shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, debenture, instrument, trust agreement, guarantee, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Cutoff” shall have the meaning provided in Section 4.2 of this Agreement.

“Default” shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Designated Representative”

(a) with respect to FCB shall mean Kenneth E. LaRoe, Robert L. Porter and/or John R. Warren; and

(b) with respect to ANB shall mean John H. Holcomb, III, William E. Matthews, V and/or Richard Murray, IV.

“Director’s Agreement” shall have the meaning provided in Section 1.4 of this Agreement.

“Dissenter Provisions” shall have the meaning provided in Section 3.4 of this Agreement.

“Effective Time” shall mean the date and time at which the Merger becomes effective as provided in Section 1.3 of this Agreement.

“Election Deadline” shall have the meaning provided in Section 3.1(c) of this Agreement.

“Election Form” shall have the meaning provided in Section 3.1(c) of this Agreement.

“Employment Laws” shall mean all Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, unemployment wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closing, including, but not limited to, 42 U.S.C. § 1981, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act, the Equal Pay Act, the Fair Labor Standards Act, the Family and Medical Leave Act, the Americans with Disabilities Act, Workers’ Compensation, Uniformed Services Employment and Re-Employment Rights Act of 1994, Older Workers Benefit Protection Act, Pregnancy Discrimination Act and the Worker Adjustment and Retraining Notification Act.

“Environmental Laws” shall mean all Laws which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning provided in Section 5.14(c) of this Agreement.

“Exchange Agent” shall mean SunTrust Bank, Atlanta, Georgia.

“Exchange Ratio” shall have the meaning given such term in Section 3.1(b) hereof.

“FBCA” shall mean the Florida Business Corporation Act, as amended.

“FCB” shall mean Florida Choice Bankshares, Inc., a Florida corporation.

“FCB Allowance” shall have the meaning provided for in Section 5.9(a) of this Agreement.

“FCB Bank” shall mean Florida Choice Bank, a Florida banking corporation.

“FCB Benefit Plans” shall have the meaning set forth in Section 5.14(a) of this Agreement.

“FCB Board” shall mean the Board of Directors of FCB.

“FCB Call Reports” shall mean (i) the Reports of Income and Condition of FCB Bank for the years ended December 31, 2004 and 2003, as filed with the FDIC; (ii) the Reports of

Income and Condition of FCB Bank delivered by FCB to ANB with respect to periods ended subsequent to December 31, 2004; (iii) the Consolidated Financial Statements for Bank Holding Companies, Form FRY 9C, of FCB for the year ended December 31, 2004; and (iv) the Consolidated Financial Statements for Bank Holding Companies, Form FRY 9C, of FCB with respect to periods ended subsequent to December 31, 2004.

“FCB Certificate” shall have the meaning provided in Section 4.2 of this Agreement.

“FCB Common Stock” shall mean the $5.00 par value common stock of FCB.

“FCB Companies” shall mean, collectively, FCB and all FCB Subsidiaries.

“FCB Contracts” shall have the meaning set forth in Section 5.15 of this Agreement.

“FCB ERISA Plans” shall have the meaning set forth in Section 5.14(a) of this Agreement.

“FCB Financial Advisor” shall have the meaning set forth in Section 8.9 of this Agreement.

“FCB Financial Statements” shall mean (i) the audited consolidated balance sheets (including related notes and schedules, if any) of FCB as of December 31, 2004, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, together with the report thereon of Hacker, Johnson & Smith, PA, independent certified public accountants, (ii) the unaudited consolidated balance sheets of FCB (including related notes and schedules, if any) and related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2004; and (iii) the audited consolidated balance sheets (including related notes and schedules, if any) of FCB Bank as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, together with the report thereon of Osburn, Henning and Company, independent certified public accountants.

“FCB Option” shall have the meaning provided in Section 3.1(d) of this Agreement.

“FCB Pension Plan” shall have the meaning set forth in Section 5.14(a) of this Agreement.

“FCB Stock Option Plans” shall mean the Florida Choice Bankshares, Inc. Directors’ Stock Option Plan and the Florida Choice Bankshares, Inc. Officers’ and Employees’ Stock Option Plan.

“FCB Stockholders’ Meeting” shall mean the meeting of the stockholders of FCB to be held pursuant to Section 8.4 of this Agreement, including any adjournment or adjournments thereof.

“FCB Subsidiaries” shall mean the Subsidiaries of FCB, which shall include the FCB Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association or other organization acquired as a Subsidiary of FCB in the future and owned by FCB at the Effective Time.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Fixed Cash Amount” shall have the meaning provided in Section 3.1(c) of this Agreement.

“FRB” or “Federal Reserve Board” shall mean Board of Governors of the Federal Reserve System.

“GAAP” shall mean generally accepted accounting principles, consistently applied during the periods involved.

“Hazardous Material” shall mean any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environment Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or any similar federal, state or local Law.

“Indemnified Party” shall have the meaning provided in Section 7.8(a) of this Agreement.

“IRC” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Knowledge” as used with respect to a Party shall mean the actual knowledge of the officers and directors of such Party and that knowledge that any director of the Party would have obtained upon a reasonable examination of the books, records and accounts of such Party and that knowledge that any officer of the Party would have obtained upon a reasonable examination of the books, records and accounts of such officer and such Party.

“Law” shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including without limitation those promulgated, interpreted or enforced by any of the Regulatory Authorities.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including without limitation costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (ii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including without limitation Contracts related to it), or the transactions provided for in this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Litigation Reserve” shall have the meaning set forth in Section 5.9(a) of this Agreement.

“Loan Property” shall mean any property owned by a Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Loans” shall have the meaning set forth in Section 5.9(a) of this Agreement.

“Mailing Date” shall have the meaning provided in Section 3.1(c) of this Agreement.

“Material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Material Adverse Effect” on a Party shall mean an event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, results of operations or business of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions provided for in this Agreement; provided that “material adverse impact” shall not be deemed to include the impact of (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts of governmental authorities, (y) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies and (z) the Merger or the announcement of the Merger on the operating performance of the Parties.

“Merger” shall mean the merger of FCB with and into ANB referred to in the Preamble of this Agreement.

“NASD” shall mean the National Market System of the National Association of Securities Dealers, Inc.

“NASDAQ” shall mean the National Association of Securities Dealers Automated Quotations System.

“OCC” shall mean the Office of the Comptroller of the Currency.

“Order” shall mean any administrative decision or award, decrees, injunction, judgment, regulation, directive, consent agreement, memorandum of understanding, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

“OREO Reserve” shall have the meaning set forth in Section 5.9(a) of this Agreement.

“Participation Facility” shall mean any facility in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property.

“Party” shall mean either FCB or ANB, and “Parties” shall mean both FCB and ANB.

“Permit” shall mean any federal, state, local and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

“Per Share Cash Consideration” shall have the meaning provided in Section 3.1(c) of this Agreement.

“Person” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert or any person acting in a representative capacity.

“Potential Cash Payments” shall have the meaning provided in Section 3.1(c) of this Agreement.

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 5.18 of this Agreement.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the FRB, the OCC, the FDIC, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD and the SEC.

“Related Interest” shall have the meaning set forth in Section 5.15 of this Agreement.

“S-4 Registration Statement” shall have the meaning set forth in Section 5.18 of this Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940 as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Subsidiaries” shall mean all those corporations, banks, associations or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

“Superior Proposal” means a bona fide written Acquisition Proposal which the FCB Board concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the other transactions contemplated hereby, (1) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm, ANB agreeing that the FCB Financial Advisor is a nationally recognized investment banking firm), (2) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal”, the references to “more than 15%” in the definition of Acquisition Proposal shall be deemed to be references to “a majority” and the definition of Acquisition Proposal shall only refer to a transaction involving FCB and not its Subsidiaries.

“Surviving Corporation” shall mean ANB as the surviving corporation in the Merger.

“Takeover Laws” shall have the meaning set forth in Section 5.28 of this Agreement.

“Tax Opinion” shall have the meaning set forth in Section 9.1(e) of this Agreement.

“Taxes” shall mean any federal, state, county, local, foreign and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

“Termination Fee” shall have the meaning set forth in Section 10.2(b) of this Agreement.

11.2 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions provided for herein and supersedes all prior arrangements or understandings with respect thereto, written or oral.

11.3 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, however, that after approval of this Agreement by the holders of FCB Common Stock, there shall be made no amendment that pursuant to applicable Law requires further approval by the FCB stockholders without the further approval of the FCB stockholders.

11.4 Waivers.

1. Prior to or at the Effective Time, ANB, acting through the ANB Board, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by FCB, to waive or extend the time for the compliance or fulfillment by FCB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of ANB under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of ANB. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that ANB and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

2. Prior to or at the Effective Time, FCB, acting through the FCB Board, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by ANB, to waive or extend the time for the compliance or fulfillment by ANB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of FCB under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of FCB. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that FCB and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

11.5 Assignment. Except as expressly provided for herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.6 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to FCB, then to:	Florida Choice Bankshares, Inc.
18055 U.S. Highway 441
Mount Dora, Florida 32757
Telecopy Number: (352) 735-2116

	Attention:	Kenneth E. LaRoe,
President and Chief Executive Officer

with a copy to:	Smith Mackinnon, PA
Citrus Center, Suite 800
255 South Orange Avenue
Orlando, Florida 32801
Telecopy Number: (407) 843-2448

	Attention:	John P. Greeley, Esq.

If to ANB, then to:	Alabama National BanCorporation
1927 First Avenue North
Birmingham, Alabama 35203
Telecopy Number: (205) 583-3275

	Attention:	Mr. John H. Holcomb, III,
Chief Executive Officer

with a copy to:	Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
2400 AmSouth/Harbert Plaza
Birmingham, Alabama 35203
Telecopy Number: (205) 254-1999

	Attention:	Mark L. Drew, Esq.
John P. Dulin, Jr., Esq.

11.7 Brokers and Finders. Except as provided in Section 5.24, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions provided for herein. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by FCB or ANB, each of FCB and ANB, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability with respect to any such claim.

11.8 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to any applicable conflicts of Laws, except to the extent federal law shall be applicable.

11.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document with the same force and effect as though all parties had executed the same document.

11.10 Captions. The captions as to contents of particular articles, sections or paragraphs contained in this Agreement and the table of contents hereto are for reference purposes only and are not part of this Agreement.

11.11 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In any dispute or action between the Parties arising out of this Agreement, including any litigation, arbitration, and appellate proceedings (and efforts to enforce the judgment, award or other disposition of any of the same), the prevailing party shall be entitled to have and recover from the other Party all reasonable fees, costs and expenses incurred in connection with such dispute or action (including reasonable attorneys’ fees).

11.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

11.13 Construction of Terms. Where the context so requires or permits, the use of singular form includes the plural, and the use of the plural form includes the singular, and the use of any gender includes any and all genders. Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein, shall be computed in accordance with generally accepted accounting principles, consistently applied. References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement. The words “hereof,” “herein,” and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including,” “included,” “such as,” or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements.

11.14 Schedules. The disclosures in the Schedules to this Agreement, and those in any supplement thereto, must relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement. In the event of any inconsistency between the covenants or statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the covenants and statements in the body of this Agreement will control.

11.15 Exhibits and Schedules. Each of the exhibits and schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made.

11.16 No Third Party Beneficiaries. Nothing in this Agreement expressed or implied is intended to confer upon any Person, other than the Parties or their respective successors, any right, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly contemplated by this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by its respectively authorized officers as of the day and year first above written.

FLORIDA CHOICE BANKSHARES, INC.

Attest:

By:	/s/ Stephen R. Jeuck	By:	/s/ Kenneth E. LaRoe
	Stephen R. Jeuck		Kenneth E. LaRoe
Its:	Secretary	Its:	President and Chief Executive Officer

[CORPORATE SEAL]
ALABAMA NATIONAL BANCORPORATION
Attest:

By:	/s/ Kimberly Moore	By:	/s/ John H. Holcomb, III
	Kimberly Moore		John H. Holcomb, III
Its:	Secretary	Its:	Chief Executive Officer

[CORPORATE SEAL]

List of Exhibits

Exhibit A:	Form of Director’s Agreement

Exhibit B:	Form of Rule 145 Affiliate Agreement

Exhibit C:	Form of Opinion of Smith Mackinnon, PA

Exhibit D:	Form of Opinion of Maynard, Cooper & Gale, P.C.

Exhibit A

[Form of Director’s Agreement]

AGREEMENT

THIS AGREEMENT (this “Agreement”) is made and entered into as of the      day of                     , 2005, by and between the undersigned, a resident of the State of Florida, and ALABAMA NATIONAL BANCORPORATION, a Delaware corporation (“ANB”).

On even date herewith, ANB and Florida Choice Bankshares, Inc., a Florida corporation (“FCB”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of FCB with and into ANB (the “Merger”) and the conversion of the issued and outstanding shares of the common stock of FCB (“FCB Common Stock”) into shares of the common stock of ANB and, in some cases, cash. The Merger Agreement is subject to the affirmative vote of the shareholders of FCB, the receipt of certain regulatory approvals and the satisfaction of other conditions. Capitalized terms not otherwise defined herein have the meanings assigned in the Merger Agreement.

The undersigned is the beneficial owner (as defined by Rule 13d-3 of the Securities Exchange Act of 1934) of              shares of FCB Common Stock (collectively, “Shares”) and/or options to purchase              shares of FCB Common Stock (“FCB Options”). As a material inducement for ANB to enter into the Merger Agreement, the undersigned is entering into this Agreement with ANB to set forth certain terms and conditions governing the actions to be taken by the undersigned solely in his capacity as a shareholder of FCB with respect to the Shares and the FCB Options.

NOW, THEREFORE, in consideration of the transactions provided for in the Merger Agreement and the mutual promises and covenants contained herein, the parties agree as follows:

1. Without the prior written consent of ANB, which consent shall not be unreasonably withheld, the undersigned shall not transfer, sell, assign, convey or encumber any of the Shares during the term of this Agreement except (i) transfers in which the transferee shall agree in writing to be bound by the provisions of paragraphs 1, 2 and 3 of this Agreement as fully as the undersigned, or (ii) to ANB pursuant to the terms of the Merger Agreement. Without limiting the generality of the foregoing, the undersigned shall not grant to any party any option or right to purchase the Shares or any interest therein. Further, except with respect to the Merger, the undersigned shall not during the term of this Agreement vote the Shares to approve or ratify any agreement or contract pursuant to which the Shares would be transferred to any other party as a result of a consolidation, merger, share exchange or acquisition.

2. The undersigned intends to, and will, vote (or cause to be voted) all of the Shares over which he has voting authority in favor of the Merger Agreement and all of the transactions provided for therein, including without limitation the Merger, at any meeting of shareholders of FCB called to vote on the Merger Agreement or the Merger or the adjournment thereof or in any other circumstance upon which a vote, consent or other approval with respect to the Merger

Agreement or the Merger is sought. Further, the undersigned intends to, and will, surrender the certificate or certificates representing the Shares over which the undersigned has dispositive authority to ANB upon consummation of the Merger as described in the Merger Agreement and hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have relating to Shares for which the undersigned holds the right to agree to such waivers.

3. Except as otherwise provided in this Agreement, at any meeting of shareholders of FCB or at any adjournment thereof or any other circumstances upon which their vote, consent or other approval is sought, the undersigned will vote (or cause to be voted) all of the Shares over which the undersigned has voting authority (i) against any merger agreement, share exchange or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, merger, recapitalization, dissolution, liquidation or winding-up of or by FCB or (ii) any amendment of FCB’s Articles of Incorporation or Bylaws or other proposal or transaction involving FCB or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions provided for therein.

4. The undersigned acknowledges and agrees that ANB could not be made whole by monetary damages in the event of any default by the undersigned of the terms and conditions set forth in this Agreement. It is accordingly agreed and understood that ANB, in addition to any other remedy which it may have at law or in equity, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or in any state having appropriate jurisdiction.

5. The covenants and obligations set forth in this Agreement shall expire and be of no further force and effect on the date on which the Merger Agreement is terminated in accordance with the terms and conditions of Article 10 thereof.

6. This Agreement shall be binding upon the undersigned and his or her heirs, devisees, administrators, executors, personal representatives, successors and assigns and shall inure to the benefit of ANB and its Subsidiaries and their respective successors and assigns.

7. Any proceeding to enforce the provisions of this Agreement or the declaration of any rights arising from the provisions of this Agreement shall only be brought by either party in the Circuit Court of Jefferson County, Alabama or, if federal jurisdictional requirements be met, in the United States District Court for the Northern District of Alabama. Each party hereby waives any present or future objection to such venue and irrevocably consents and submits to the exclusive jurisdiction in personam of such courts. TO THE EXTENT THAT ANY DISPUTE ARISES UNDER THIS AGREEMENT, THE PARTIES HEREBY WAIVE THEIR RIGHTS TO A TRIAL BY JURY.

8. Notwithstanding any other provision of this Agreement, the undersigned shall not be precluded from voting all of the Shares, and surrendering the certificate or certificates representing the Shares over which the undersigned has dispositive authority, in connection with any Superior Proposal provided that (i) FCB has complied with the notice and other requirements set forth in Section 7.6 of the Merger Agreement, (ii) FCB has provided ANB a reasonable opportunity to match the terms of any such Superior Proposal, (iii) ANB has not reconstituted its offer to match the terms of such Superior Proposal, and (iv) FCB has paid the Termination Fee to ANB.

9. Other than the number of Shares and FCB Options set forth in the recitals above, the undersigned represents and warrants to ANB that the undersigned is not the beneficial owner of any shares of FCB Common Stock or any options to purchase shares of FCB Common Stock as of the date hereof. If the undersigned becomes the beneficial owner of any additional shares of FCB Common Stock or any FCB Options subsequent to the date of this Agreement, (i) the undersigned shall promptly notify ANB, (ii) the number of Shares and/or FCB Options set forth above shall automatically be adjusted to include such additional shares and/or options, and (iii) the undersigned agrees to enter into any amendment reasonably requested by ANB to reflect the inclusion of such additional shares and/options as part of the Shares or FCB Options, as the case may be.

10. The undersigned hereby agrees that he will not exercise any of his FCB Options at any time after the date hereafter, unless and until the Merger Agreement has been terminated pursuant to the terms thereof.

11. Under the Merger Agreement, options to purchase shares of FCB common stock will automatically be converted into options to purchase shares of ANB Common Stock at the Effective Time. However, ANB has agreed to provide all option holders with an opportunity to elect to cancel their options in exchange for a cash payment. The amount of the cash payment is based on the share price of ANB’s Common Stock at the time that the Merger is completed. More specifically, the cash payment is equal to the number of shares of FCB Common Stock covered by an option multiplied by the excess, if any, of (A) the product of the so-called “Exchange Ratio” of 0.60791 multiplied by the “Average Quoted Price” 2 of ANB’s Common Stock over (B) the exercise price per share of such options. For example, if someone holds an option to purchase 1,000 shares of FCB Common Stock at an exercise price of $13.50 per share, and if the “Average Quoted Price” for ANB’s stock at the time of the Merger were $60 per share, then the option holder would be entitled to a cash payment of $22,974 at the time of the Merger if he or she chooses this election.

IMPORTANT TAX CONSEQUENCES. I understand and acknowledge that an election to cancel my FCB Options for a cash payment as described above will result in taxable income for me in an amount equal to such cash payment, and the payment may be subject to withholding requirements. If my options are “incentive stock options,” I understand that I will lose the favorable tax benefits that those types of options can otherwise enjoy.

[1]	As potentially adjusted under the terms of the Merger Agreement.
[2]	Specifically, this term is defined in the Merger Agreement as the price (rounded to two decimal places) derived by adding the averages of the high and low sales price of one share of ANB common stock as reported on NASDAQ on each of the ten (10) consecutive trading days ending on the fifth business day prior to the effective time of the merger, and dividing such sum by ten (10).

In lieu of receiving ANB Options in exchange for my FCB Options, the undersigned hereby makes an irrevocable election to have his or her FCB Options canceled as of the Effective Time in exchange for the cash payment described in Section 3.1(d) of the Merger Agreement.

12. (a) Notwithstanding anything to the contrary in the Merger Agreement, the Articles of Incorporation and/or Bylaws of FCB or FCB Bank, any indemnification or other agreement under which the undersigned has any rights, or in any applicable Laws, including without limitation Section 607.0850 of the FBCA, the undersigned acknowledges and agrees that ANB’s indemnity obligations set forth in Section 8.17 of the Merger Agreement in all cases do not cover, and specifically exclude, any and all “liability” and “expenses” (including advancement of expenses), as those terms are defined in the FBCA, that in any way arise out of, relate to, or are in connection with (i) any conviction of the undersigned for a violation of criminal law, (ii) any transaction in which the undersigned is adjudged to have received improper personal benefit, or (iii) any offering of securities issued by FCB (collectively, the “Excluded Matters”).

(b) Subject to consummation of the Merger, the undersigned, on behalf of himself and all persons who may claim through him, hereby waives and releases any and all claims for indemnity against “liability” or “expenses” (including advancement of expenses) that the undersigned now has, has ever had or may hereafter have against FCB, Florida Choice Bank, ANB, and/or their respective representatives, officers, directors, employees, affiliates, stockholders, Subsidiaries, and successors and assigns (individually, a “Releasee”) that in any way arise out of, relate to, or are in connection with any of the Excluded Matters.

(c) Subject to consummation of the Merger, the undersigned hereby irrevocably covenants to refrain from directly or indirectly asserting any claim, application or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind seeking indemnity or advancement of expenses in connection with any of the Excluded Matters.

(d) Subject to consummation of the Merger, the undersigned agrees that he or she shall indemnify and hold harmless each Releasee from and against any and all loss, liability, claim, damage or expense (including reasonable attorney’s fees) arising directly or indirectly from or in connection with any of the Excluded Matters described in Section 12(a)(iii) above.

13. If any provision or clause of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions and clauses of this Agreement will remain in full force and effect. Any provision or clause of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable. This Agreement may not be changed except in a writing signed by the party against whose interest such change shall operate.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned as of the day and year first above written.

As to the Undersigned,
signed in the presence of:
(signature)

(Please print or type name)	(Please print or type name)

ALABAMA NATIONAL BANCORPORATION

By:
Its:

Exhibit B

[Form of Rule 145 Affiliate Agreement]

                    , 2005

Alabama National BanCorporation

1927 First Avenue North

Birmingham, Alabama 35203

Ladies and Gentlemen:

The undersigned has been advised that as of the date of this letter the undersigned may be deemed to be an “affiliate” of Florida Choice Bankshares, Inc. a Florida corporation (“FCB”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Pursuant to the terms of the Agreement and Plan of Merger dated as of October             , 2005 (the “Merger Agreement”), executed by FCB and Alabama National BanCorporation, a Delaware corporation (“ANB”), FCB will be merged with and into ANB (the “Merger”).

As a result of the Merger, absent an election by the undersigned to receive all cash consideration, the undersigned will receive shares of common stock, par value $1.00 per share, of ANB (such shares received by the undersigned as a result of the Merger are hereinafter referred to as the “ANB Securities”) in exchange for shares of common stock of FCB owned by the undersigned.

The undersigned represents, warrants and covenants to ANB that:

(a) The undersigned shall not make any sale, transfer or other disposition of the ANB Securities in violation of the Act or the Rules and Regulations.

(b) The undersigned has carefully read this agreement and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon the undersigned’s ability to sell, transfer or otherwise dispose of ANB Securities, to the extent the undersigned has considered necessary, with the undersigned’s counsel or counsel for FCB.

(c) The undersigned has been advised that the issuance of ANB Securities to the undersigned pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, the undersigned has also been advised that, since at the time the Merger was submitted for a vote of the shareholders of FCB, the undersigned may be deemed to have been an affiliate of FCB and the distribution by the undersigned of the ANB Securities has not been registered under the Act, the undersigned may not sell, transfer or otherwise dispose of ANB Securities issued to the undersigned in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act (as hereafter amended, “Rule 145”), or (iii) ANB has received an opinion of counsel reasonably acceptable to ANB (or other evidence reasonably acceptable to ANB) that such sale, transfer or other disposition is otherwise exempt from registration under the Act.

(d) The undersigned understands that ANB is under no obligation to register the sale, transfer or other disposition of the ANB Securities by the undersigned or on the undersigned’s behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

(e) The undersigned also understands that stop transfer instructions will be given to ANB’s transfer agent with respect to the ANB Securities and that there will be placed on the certificates for the ANB Securities issued to the undersigned, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED                     , 2005, BETWEEN THE REGISTERED HOLDER HEREOF AND ALABAMA NATIONAL BANCORPORATION, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF ALABAMA NATIONAL BANCORPORATION.”

(f) The undersigned also understands that unless the transfer by the undersigned of the undersigned’s ANB Securities has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, ANB reserves the right to put the following legend on the certificates issued to the undersigned’s transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

(g) It is understood and agreed that at the request of the undersigned the legends set forth in paragraphs (e) and (f) above shall be removed by delivery of substitute certificates without such legend and the related stop transfer instructions will be lifted forthwith, at such time as (i) the undersigned is not an affiliate of ANB and a period of at least one year (as determined in accordance with paragraph (d) of Rule 144 under the Act) has elapsed since the date of consummation of the Merger, provided that ANB meets the requirements of paragraph (c) of Rule 144 under the Act at such time, (ii) the undersigned is not, and has not been for at least three months, an affiliate of ANB, and a period of at least two years (as determined in accordance with paragraph (d) of Rule 144 under the Act) has elapsed since the date of consummation of the Merger or (iii) ANB shall have received an opinion of counsel or other evidence, in each case reasonably acceptable to ANB, that such legend and stop transfer instructions are not required for purposes of the Act.

Execution of this letter should not be considered an admission on the part of the undersigned that the undersigned is an “affiliate” of FCB as described in the first paragraph of this letter, or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.

Very truly yours,

[signature]

[typed or printed name]

Agreed and Accepted this      day of                     , 200     by

ALABAMA NATIONAL BANCORPORATION

By:
Name:
Title:

Exhibit C

[Form of Opinion of Smith Mackinnon, PA]

[Letterhead of Smith Mackinnon, PA]

[Date]

Alabama National BanCorporation

1927 First Avenue North

Birmingham, Alabama 35203

Attn: Chairman

Re:	Merger of Florida Choice Bankshares, Inc. with and into Alabama National BanCorporation

Gentlemen:

We have acted as counsel to Florida Choice Bankshares, Inc. (“FCB”), a Florida corporation, in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of                     , 2005 (the “Merger Agreement”), between Alabama National BanCorporation (“ANB”) and FCB. We render this opinion pursuant to Section 9.2(d) of the Merger Agreement. Capitalized terms not otherwise defined in this letter have the definitions set forth in the Merger Agreement.

In connection with our representation of FCB and in order to render this opinion pursuant to Section 9.2(d) of the Merger Agreement, we have examined and relied upon the accuracy of original, certified, conformed or photographic copies of such records, agreements, instruments, documents, and certificates of officers and employees of FCB and of other persons, and such questions of law, as we deemed necessary or appropriate. In all such examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to the original documents of documents submitted to us as certified or photostatic copies. We have relied on certificates issued to us by the secretaries of state and other appropriate government officials of the various states in which FCB is incorporated or qualified and, except as expressly set forth in any such documents or hereinafter, we have assumed the authority of the person or persons who have executed any such documents on behalf of any person or persons, state or any other entity. We also have relied, as to various matters of fact material to this opinion, on the representations and warranties contained in the Merger Agreement and the certificates delivered pursuant thereto, on certificates of public officials, on online information provided by the Florida Department of State and on certificates and statements of officers of FCB, and we have made no independent investigations with regard thereto. All of our assumptions herein have been made with your permission.

Based upon the foregoing and subject to the limitations, qualifications and assumptions set forth herein, we are of the opinion that:

1. FCB is a corporation organized under the laws of the State of Florida, its status is active and it has the corporate power to carry on the business in which it is engaged, as described in the proxy statement used to solicit the approval by the FCB stockholders of the transactions provided for in the Merger Agreement, and to own the properties owned by it. FCB Bank is a state banking corporation organized under the laws of the State of Florida, its status is active and it has the corporate power to carry on the business in which it is engaged, as described in the proxy statement used to solicit the approval by the FCB stockholders of the transactions provided for in the Merger Agreement, and to own the properties owned by it.

2. The execution and delivery of the Merger Agreement by FCB, and FCB’s compliance with its terms, do not and will not violate any provision of the Articles of Incorporation or Bylaws of FCB. To our knowledge but without any independent investigation, the execution and delivery of the Merger Agreement, and compliance with its terms, do not and will not result in any breach of or default or acceleration under any mortgage, agreement, lease, indenture or other instrument, order, judgment or decree to which any FCB Company is a party or by which any FCB Company is bound.

3. In accordance with applicable Law and the Bylaws of FCB and pursuant to resolutions duly adopted by its Board of Directors and stockholders, the Merger Agreement has been duly approved by the Board of Directors of FCB and by the holders of at least a majority of the outstanding shares of FCB at the Stockholders’ Meeting.

4. The Merger Agreement has been duly and validly executed and delivered by FCB. Assuming valid authorization, execution and delivery by ANB, the Merger Agreement constitutes the binding agreement of FCB, enforceable against FCB under the law of Florida and the Federal law of the United States. Our opinion concerning the validity, binding effect and enforceability of the Merger Agreement means that: (a) the Merger Agreement constitutes an effective contract under applicable law; (b) the Merger Agreement is not invalid in its entirety because of a specific statutory prohibition or public policy, and is not subject in its entirety to a contractual defense; and (c) subject to the last sentence of this paragraph, some remedies are available if FCB is in material default under the Merger Agreement. This opinion does not mean that (a) any particular remedy is available upon a material default, or (b) every provision of the Merger Agreement will be upheld or enforced in any circumstance by a court. Furthermore, the validity, binding effect, and the enforceability of the Merger Agreement may be limited or otherwise affected by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar statutes, rules and regulations, or other laws affecting the enforcement of creditors rights and remedies generally, and (b) the unavailability of, or limitation on the availability of, a particular right or remedy (whether in a proceeding in equity or at law) because of an equitable principle or a requirement as to commercial reasonableness, conscionability or good faith.

5. The authorized capital stock of FCB consists of 5,000,000 shares of FCB Common Stock, of which 2,565,615 shares are issued and outstanding, and 100,000,000 shares of preferred stock, $0.01 par value, none of which is issued and outstanding. The shares of FCB Common Stock that are issued and outstanding were to our knowledge not issued in violation of any statutory preemptive rights of shareholders, were duly issued and are fully paid and nonassessable under Florida law. There are currently outstanding options with the right to purchase a total of 399,685 shares of FCB Common Stock. To our knowledge, except as set forth in Section 5.3(a) of the Agreement, without independent investigation, there are no other options, subscriptions, warrants, calls, rights or commitments obligating FCB to issue any equity securities or to acquire any of its equity securities.

6. The authorized capital stock of FCB Bank consists of [            ] shares of common stock, par value $[            ] per share, of which [            ] shares are issued and outstanding. All of the outstanding shares of capital stock of FCB Bank are owned beneficially and of record by FCB. The shares of common stock that are issued and outstanding were to our knowledge not issued in violation of any statutory preemptive rights of shareholders, were duly issued and are fully paid and nonassessable under Florida law. To our knowledge, without independent investigation, there are no other options, subscriptions, warrants, calls, rights or commitments obligating FCB Bank to issue any equity securities or to acquire any of its equity securities.

7. To our actual knowledge, there is no Litigation instituted, pending, or threatened against any FCB Company or against any of their respective directors or officers, nor, to our actual knowledge, are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding, pending, or threatened against any FCB Company.

We are licensed to practice only in the State of Florida, and our opinions expressed herein are limited to the application of laws in the State of Florida and the Federal laws of the United States of America, and do not extend to any laws of any other state or nation.

This opinion has been prepared and is to be construed in accordance with the Report on Standards for Florida Opinions dated April 8, 1991 issued by the Business Law Section of The Florida Bar (the “Report”). The Report is incorporated by reference into this opinion.

The opinions rendered herein are as of the date hereof. We assume no obligation, and specifically disclaim any responsibility, to update or supplement these opinions to reflect any facts which hereafter may come to our attention or any changes in facts or law subsequent to the date hereof.

These opinions have been furnished to you at your request, and we consider them to be a confidential communication which may not be furnished, reproduced, distributed, or disclosed to anyone without our prior written consent. These opinions are rendered solely for your information and assistance in connection with the transactions contemplated in the Merger Agreement. They may not be relied upon by any other person or for any other purpose without our prior written consent.

Exhibit D

[Form of Opinion of Maynard, Cooper & Gale, P.C.]

[Letterhead of Maynard, Cooper & Gale, P.C.]

[Date]

Florida Choice Bankshares, Inc.

18055 U.S. Highway 441

Mount Dora, Florida 32757

Attn: Chairman

Re:	Merger of Florida Choice Bankshares, Inc. with and into Alabama National BanCorporation

Gentlemen:

We are counsel to Alabama National BanCorporation (“ANB”), a corporation organized and existing under the laws of the State of Delaware, and have represented ANB in connection with the execution and delivery of the Agreement and Plan of Merger, dated as of                     , 2005 (the “Agreement”), between Florida Choice Bankshares, Inc. (“FCB”) and ANB.

This opinion is delivered pursuant to Section 9.3(d) of the Agreement. Capitalized terms used in this opinion shall have the meanings set forth in the Agreement. This opinion is limited to the laws of the State of Alabama, excluding local laws (i.e., the statutes and ordinances, the administrative decisions and the rules and regulations of counties, towns, municipalities and special political subdivisions of, or authorities or quasi-governmental bodies constituted under the laws of, the State of Alabama and judicial decisions to the extent they deal with any of the foregoing), and we are expressing no opinion as to the effect of the laws of any other jurisdiction. We call to your attention the fact that Section 11.8 of the Merger Agreement provides that it is to be governed by and construed in accordance with the laws of the State of Delaware. For purposes of the opinion expressed in Section 4 hereof, we have assumed that Delaware law is the same as, and would be construed by a court the same as, Alabama law, notwithstanding the provisions of Section 11.8 of the Merger Agreement, as to which we express no opinion, that it be governed by Delaware law.

In connection with our representation of ANB, we have made such investigations of law as, in our judgment, were necessary to render the following opinions. We have also reviewed (a) the Agreement, (b) ANB’s Restated Certificate of Incorporation and Amended and Restated Bylaws; (c) the minutes of the meetings or actions of the Board of Directors of ANB with respect to the authorization, execution and delivery of the Agreement; and (d) such corporate documents, records, information and certificates of ANB, certificates of public officials or government authorities and other documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. As to certain facts material to our opinions, we have relied upon statements, certificates or representations, including those delivered or made in connection with the above-referenced transaction, of officers and other representatives of ANB. In rendering our opinion we have assumed the genuineness of all signatures of, and the incumbency, authority and power of, the officers and other persons signing the Agreement as, for or on behalf of the parties thereto, other than ANB, the authenticity of all documents submitted to us as originals, and the conformity to authentic, original documents submitted to us as certified, conformed or photostatic copies. We have also assumed that there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence. We have assumed that no bankruptcy or insolvency proceeding is pending by or against any party to the Agreement other than ANB.

We have also assumed that the conduct of the parties to the Agreement has complied with any requirement of good faith, fair dealing and conscionability and that each party has acted in good faith and without duress or notice of any defense against the enforcement of any rights created by, or adverse claim to any property or security interest transferred or created as part of, the transaction. We have assumed that there are no agreements or understandings among the parties, written or oral, and there is no usage of trade or prior dealings among the parties that would, in either case, define, supplement or qualify the terms of the Agreement. We have assumed that all parties to the Agreement will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Agreement.

All of our assumptions herein have been made with your permission. Wherever used in any opinion or statement herein, the phrases “to counsel’s knowledge,” “to the best of our knowledge,” and other words or phrases of like or similar meaning, qualify and limit such opinion or statement to the current conscious awareness, without investigation, on the part of those lawyers in this firm who have provided legal services to ANB in connection with the transactions contemplated by the Agreement or lawyers of this firm who have otherwise provided legal services to ANB, of facts, matters or other information affecting such opinion or statement.

Based upon and subject to the foregoing, we are of the opinion that:

1. ANB is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to carry on the business in which it is engaged, as described in the proxy statement used to solicit the approval by the FCB stockholders of the transactions provided for the Agreement, and to own the properties owned by it.

2. The execution and delivery of the Agreement by ANB, and ANB’s compliance with its terms, do not and will not violate or contravene any provision of the Restated Certificate of Incorporation or Amended and Restated Bylaws of ANB. To the best of our knowledge, the execution and delivery of the Agreement, and compliance with its terms, do not and will not result in any conflict with, breach of, or default or acceleration under any mortgage, agreement, lease, indenture or other instrument, order, judgment or decree to which any ANB Company is a party or by which any ANB Company is bound.

3. In accordance with the Amended and Restated Bylaws of ANB and pursuant to resolutions duly adopted by its Board of Directors, the Agreement has been duly adopted and approved by the Board of Directors of ANB.

4. The Agreement has been duly and validly executed and delivered by ANB. Assuming valid authorization, execution and delivery by FCB, the Agreement constitutes the valid and binding agreement of ANB, enforceable against ANB, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including without limitation, fraudulent conveyance laws) and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law. Our opinion concerning the enforceability of the Agreement means that: (i) the Agreement constitutes an effective contract in general; (ii) the Agreement is not invalid in its entirety because of a specific statutory prohibition or public policy, and is not subject in its entirety to a contractual defense; and (iii) subject to available defenses, some remedy is available if ANB is in material default under the Agreement. This opinion does not mean that any particular remedy is available upon a material default or that every provision of the Agreement will be upheld or enforced in any circumstance by a court.

5. The authorized capital stock of ANB consists of 50,000,000 shares of ANB Common Stock, of which [            ] shares were issued and outstanding as of [            ], and 100,000 shares of preferred stock, $1.00 par value, none of which is issued and outstanding. The shares of ANB Common Stock that are issued and outstanding were not issued in violation of any statutory preemptive rights of shareholders. The shares of ANB Common Stock to be issued to the stockholders of FCB as contemplated by the Agreement are duly authorized, and when properly issued and delivered following consummation of the Merger will be validly issued, fully paid and nonassessable.

The opinions expressed herein represent our best legal judgment based upon the facts and assumptions identified herein and current laws, which laws are subject to change prospectively and retrospectively. Our opinions are in no way binding on any jurisdiction, government or agency. Our advice on each legal issue addressed in this letter represents our opinion as to how that issue would be resolved were it to be considered by the highest court of the jurisdiction upon whose law our opinion of that issue is based. The manner in which any particular issue would be treated in any actual court case would depend in part on facts and circumstances particular to the case, and this letter is not intended to guarantee the outcome of any legal disputes that may arise in the future. Our opinions are limited to the date hereof, and we have no obligation to render any subsequent or updated opinions, even if future laws, judicial or administrative decisions should change, modify, supersede or void any of the facts, assumptions, limitations or opinions herein. Our opinions are based on the assumption that there will be no change in the facts and laws in existence on the date hereof. Our opinions are limited to the specific matters expressed and stated herein and no further opinion is to be inferred or may be implied beyond the matters expressly stated.

This opinion is delivered solely for reliance by FCB and may not be used or relied upon by any other person for any purpose whatsoever without our prior written consent.

APPENDIX B

PROVISIONS OF FLORIDA BUSINESS CORPORATION ACT

RELATING TO APPRAISAL RIGHTS

PROVISIONS OF THE FLORIDA BUSINESS CORPORATION ACT RELATING TO APPRAISAL RIGHTS

THE 2005 FLORIDA STATUTES

Title XXXVI

BUSINESS ORGANIZATIONS

Chapter 607

CORPORATIONS

607.1301 Appraisal rights; definitions.—The following definitions apply to ss. 607.1302-607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c) For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

607.1302 Right of shareholders to appraisal.—

(1) A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(f) With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

607.1303 Assertion of rights by nominees and beneficial owners.—

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

607.1320 Notice of appraisal rights.—

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

607.1321 Notice of intent to demand payment.—

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

607.1322 Appraisal notice and form.—

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of ss. 607.1301-607.1333.

607.1323 Perfection of rights; right to withdraw.—

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324 Shareholder’s acceptance of corporation’s offer.—

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

607.1326 Procedure if shareholder is dissatisfied with offer.—

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

607.1330 Court action.—

(1) If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

607.1331 Court costs and counsel fees.—

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

607.1332 Disposition of acquired shares.—Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

607.1333 Limitation on corporate payment.—

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

APPENDIX C

OPINION OF KEEFE, BRUYETTE & WOODS, INC.

[Letterhead of Keefe, Bruyette & Woods, Inc.]

October 27, 2005

The Board of Directors

Florida Choice Bankshares, Inc.

18055 U.S. Highway 441

Mount Dora, Florida 32757

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Florida Choice Bankshares, Inc. (“FCB”) of the merger consideration in the proposed merger (the “Merger”) of FCB into Alabama National BanCorporation (“ANB”), pursuant to the Agreement and Plan of Merger, dated as of October 27, 2005, between FCB and ANB (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock of FCB, par value $5.00 per share, (the “Common Shares”) will be converted into the right to receive, at the election of a FCB shareholder, (a) 0.6079 shares of ANB common stock, par value $1.00 per share (the “Exchange Ratio”) or (b) cash in the amount of $39.52 (the “Per Share Cash Consideration”); in each case, subject to the formulas and certain adjustments as set forth in the Agreement.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, ANB, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of ANB for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of FCB in rendering this fairness opinion and will receive a fee from FCB for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of FCB and ANB and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Shareholders and Annual Reports on Form 10-KSB for the three years ended December 31, 2004, 2003 and 2002 of FCB; (iii) the Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2004, 2003 and 2002 of ANB; (iv) certain interim reports to shareholders and Quarterly Reports on Form 10-QSB of FCB and certain other communications from FCB to its respective shareholders; (v) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of ANB and certain other communications from ANB to its respective shareholders; and (vi) other financial information concerning the businesses and operations of FCB and ANB furnished to us by FCB and ANB for purposes of our analysis. We have also held discussions with senior management of FCB and ANB regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for ANB with similar information for certain other companies the securities of which are publicly traded and have compared certain financial information for FCB with similar information for certain other companies in the state of Florida, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of FCB and ANB as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such

C-1

forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for FCB and ANB are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of FCB or ANB, nor have we examined any individual credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of FCB and ANB; (ii) the assets and liabilities of FCB and ANB; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof, and does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for FCB or any other business combination in which FCB might engage.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the merger consideration in the Merger is fair, from a financial point of view, to holders of the Common Shares.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.

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APPENDIX D

FLORIDA CHOICE BANKSHARES, INC.

ANNUAL REPORT ON

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number

FLORIDA CHOICE BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

Florida	20-1990219
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18055 U.S. Highway 441, Mt. Dora, Florida	32757
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (352) 735-6161

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act:

Common Stock, par value $5.00 per share

(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the issuer was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☑    NO  ☐

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of issuer’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.  ☐

The issuer’s revenues for its most recent fiscal year were $10,375,000.

Indicate by check mark whether the issuer is an accelerated filer (as defined in Rule 12b-2 of the Act).    YES  ☑    NO  ☐

The aggregate market value of the Common Stock of the issuer held by non-affiliates of the issuer (1,121,622 shares) on March 7, 2005, was approximately $15,141,897. As of such date, no organized trading market existed for the Common Stock of the issuer. The aggregate market value was computed by reference the sale price of the Common Stock of the issuer at its last sales price of $13.50 per share. For the purposes of this response, directors, officers and holders of 5% or more of the issuer’s Common Stock are considered the affiliates of the issuer at that date.

As of March 7, 2005, there were issued and outstanding 1,303,233 shares of the issuer’s Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on April 25, 2005 to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days of the issuer’s fiscal year end are incorporated into Part III, Items 9 through 12 and 14 of this Annual Report on Form 10-KSB.

PART I

Item 1.	Description of Business

General

Florida Choice Bankshares, Inc. (the “Company”) is a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company became the holding company for Florida Choice Bank (the “Bank”) on January 1, 2005. The Bank is a Florida state chartered commercial bank, which commenced operations in May 1999. The Bank is a full service commercial bank, providing a wide range of business and consumer financial services in our target marketplace, which is comprised primarily of Lake and Seminole Counties in Florida. The Bank is headquartered in Mt. Dora, Florida and also operates two branch offices in Clermont and Longwood, Florida.

On December 7, 2004, the Bank’s stockholders approved a Plan of Merger and Merger Agreement under which the Bank would become a wholly-owned subsidiary of the Holding Company. The closing of the transaction followed receipt of approval from the banking regulatory agencies. On January 1, 2005, the Bank’s stockholders exchanged their common stock for common stock of the Holding Company in a share exchange transaction. As a result, the 1,303,233 previously issued $5 par value common stock of the Bank were exchanged for 1,303,233 shares of the $5 par value common stock of the Holding Company. The Holding Company’s merger with the Bank is accounted for as a reorganization of entities under common control at historical cost and the financial data for the periods presented include the results of the Holding Company and the Bank.

The Bank’s deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation up to applicable limits. The operations of the Bank are subject to the supervision and regulation of the FDIC and the Florida Office of Financial Regulation.

The Bank provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by the Bank include: demand interest-bearing and noninterest-bearing accounts, money market deposit accounts, NOW accounts, time deposits, credit cards, cash management, direct deposits, notary services, money orders, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, and banking by mail. In addition, the Bank makes secured and unsecured commercial, consumer, and real estate loans and issues stand-by letters of credit. The Bank provides automated teller machine (ATM) cards and is a member of the Star ATM network, thereby permitting customers to utilize the convenience of larger ATM networks. In addition to the foregoing services, the offices of the Bank provide customers with extended banking hours. The Bank does not have trust powers and, accordingly, no trust services are provided.

The revenues of the Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest and dividends from investment and mortgage-backed securities, and short-term investments. The principal sources of funds for the Bank’s lending activities are its deposits, repayment of loans, and the sale and maturity of investment securities. The principal expenses of the Bank are the interest paid on deposits, and operating and general administrative expenses.

As is the case with banking institutions generally, the Bank’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Federal Deposit Insurance Corporation (“FDIC”). Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. The Bank faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans. See “Competition.”

Special Note Regarding Forward-Looking Statements

This Annual Report contains certain forward-looking statements which represent the Company’s expectations or beliefs, including, but not limited to, statements concerning the banking industry and the Company’s operations, performance, financial condition and growth. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “should,” “can,” “estimate,” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company’s control, and actual results may differ materially depending on a variety of important factors, including competition, general economic conditions, changes in interest rates, and changes in the value of real estate and other collateral securing loans, among other things.

Critical Accounting Policies

The Company’s financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, the Company must use its best judgment to arrive at the carrying value of certain assets. The most critical accounting policy applied is related to the valuation of the loan portfolio.

A variety of estimates impact carrying value of the loan portfolio including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and the amount and amortization of loan fees and deferred origination costs.

The allowance for loan losses is the most difficult and subjective judgment. The allowance is established and maintained at a level that the Company believes is adequate to cover losses resulting from the inability of borrowers to make required payments on loans. Estimates for loan losses are arrived at by analyzing risks associated with specific loans and the loan portfolio, current trends in delinquencies and charge-offs, the views of regulators, changes in the size and composition of the loan portfolio and peer comparisons. The analysis also requires consideration of the economic climate and direction, change in the interest rate environment, which may impact a borrower’s ability to pay, legislation impacting the banking industry and economic conditions specific to its service area. Because the calculation of the allowance for loan losses relies on estimates and judgments relating to inherently uncertain events, results may differ from the Company’s estimates.

The allowance for loan losses is also discussed as part of “Management’s Discussion and Analysis—Financial Condition” and in Note 4 to the consolidated financial statements. The significant accounting policies are discussed in Note 2 to the consolidated financial statements.

Lending Activities

The Bank offers a range of lending services, including real estate, consumer and commercial loans, to individuals and small businesses and other organizations that are located in or conduct a substantial portion of their business in the Bank’s market area. The Bank’s net loans at December 31, 2004 were $153.2 million, or 81.2% of total assets. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan, and are further subject to competitive pressures, money market rates, availability of funds, and government regulations. The Bank has no foreign loans or loans for highly leveraged transactions.

The Bank’s loans are concentrated in three major areas: commercial loans, real estate loans, and consumer loans. A majority of the Bank’s loans are made on a secured basis. As of December 31, 2004, approximately 83.8% of the Bank’s loan portfolio consisted of loans secured by mortgages on real estate, of which approximately 15.0% of the total loan portfolio is secured by 1-4 family residential properties.

The Bank’s commercial loan portfolio includes loans to individuals and small-to-medium sized businesses located primarily in Lake County for working capital, equipment purchases, and various other business purposes. A majority of commercial loans are secured by inventory, equipment, or similar assets, but these loans may also be made on an unsecured basis. Commercial loans may be made at variable or fixed rates of interest. Commercial lines of credit are typically granted on a one-year basis, with loan covenants and monetary thresholds. Other commercial loans with terms or amortization schedules of longer than one year may carry interest rates which vary with the prime lending rate and will become payable in full and are generally refinanced in three to five years. Commercial loans not secured by real estate amounted to approximately 12.2% of the Bank’s total loan portfolio as of December 31, 2004.

The Bank’s real estate loans are secured by mortgages and consist primarily of loans to individuals and businesses for the purchase, improvement of or investment in real estate and for the construction of single-family residential units or the development of single-family residential building lots. These real estate loans may be made at fixed or variable interest rates. The Bank generally does not make fixed-rate commercial real estate loans for terms exceeding five years. Loans in excess of five years are generally adjustable. The Bank’s residential real estate loans generally are repayable in monthly installments based on up to a 30-year amortization schedule with variable interest rates.

The Bank’s consumer loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purpose loans which are payable on an installment basis. The majority of these loans are for terms of less than five years and are secured by liens on various personal assets of the borrowers, but consumer loans may also be made on an unsecured basis. Consumer loans are made at fixed and variable interest rates, and are often based on up to a five-year amortization schedule.

Loan originations are derived from a number of sources. Loan originations can be attributed to direct solicitation by the Bank’s loan officers, existing customers and borrowers, advertising, walk-in customers and, in some instances, referrals from brokers.

Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectibility. The Bank attempts to minimize credit losses through various means. In particular, on larger credits, the Bank generally relies on the cash flow of a debtor as the source of repayment and secondarily on the value of the underlying collateral. In addition, the Bank attempts to utilize shorter loan terms in order to reduce the risk of a decline in the value of such collateral.

Deposit Activities

Deposits are the major source of the Bank’s funds for lending and other investment activities. The Bank considers the majority of its regular savings, demand, NOW and money market deposit accounts to be core deposits. These accounts comprised approximately 48.8% of the Bank’s total deposits at December 31, 2004. Approximately 51.2% of the Bank’s deposits at December 31, 2004 were certificates of deposit. Generally, the Bank attempts to maintain the rates paid on its deposits at a competitive level. Time deposits of $100,000 and over made up approximately 19.4% of the Bank’s total deposits at December 31, 2004. The majority of the deposits of the Bank are generated from Lake and Seminole Counties.

Investments

The Bank invests a portion of its assets in U.S. Government agency obligations, bank-qualified municipal securities, and federal funds sold. The Bank’s investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at minimal risks while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits.

With respect to the Bank’s investment portfolio, the Bank’s total portfolio may be invested in U.S. Treasury and general obligations of its agencies and bank-qualified municipal securities because such securities generally represent a minimal investment risk. Occasionally, the Bank may purchase certificates of deposit of national and state banks. Mortgage-backed securities generally have a shorter life than the stated maturity. Federal funds sold is the excess cash the Bank has available over and above daily cash needs. This money is invested on an overnight basis with approved correspondent banks.

The Bank monitors changes in financial markets. In addition to investments for its portfolio, the Bank monitors its daily cash position to ensure that all available funds earn interest at the earliest possible date. A portion of the investment account is designated as secondary reserves and invested in liquid securities that can be readily converted to cash with minimum risk of market loss. These investments usually consist of U.S. Treasury obligations, U.S. government agencies and federal funds. The remainder of the investment account may be placed in investment securities of different type and longer maturity. Daily surplus funds are sold in the federal funds market for one business day. The Bank attempts to stagger the maturities of its securities so as to produce a steady cash-flow in the event the Bank needs cash, or economic conditions change to a more favorable rate environment.

Correspondent Banking

Correspondent banking involves one bank providing services to another bank which cannot provide that service for itself from an economic or practical standpoint. The Bank is required to purchase correspondent services offered by larger banks, including check collections, purchase of federal funds, security safekeeping, investment services, coin and currency supplies, overline and liquidity loan participations and sales of loans to or participation with correspondent banks.

The Bank sells loan participations to correspondent banks with respect to loans which exceed the Bank’s lending limit.

Effect of Governmental Policies

The earnings and business of the Bank are and will be affected by the policies of various regulatory authorities of the United States, especially the Federal Reserve. The Federal Reserve, among other things, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for these purposes influence in various ways the overall level of investments, loans, other extensions of credit and deposits, and the interest rates paid on liabilities and received on assets.

Interest and Usury

The Bank is subject to numerous state and federal statutes that affect the interest rates that may be charged on loans. These laws do not, under present market conditions, deter the Bank from continuing the process of originating loans.

Supervision and Regulation

Banks and their holding companies, and many of their affiliates, are extensively regulated under both federal and state law. The following is a brief summary of certain statutes, rules, and regulations affecting the Company and the Bank. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to the business of the Company and the Bank. Supervision, regulation, and examination of banks by regulatory agencies are intended primarily for the protection of depositors, rather than shareholders.

Bank Holding Company Regulation. The Holding Company is a bank holding company, registered with the Federal Reserve under the BHC Act. As such, the Company is subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve. The BHC Act requires that a bank holding company obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, (ii) taking any action that causes a bank to become a subsidiary of the bank holding company, or (iii) merging or consolidating with any other bank holding company.

The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience, and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy and consideration of convenience and needs issues includes the parties’ performance under the Community Reinvestment Act of 1977 (the “CRA”), both of which are discussed below.

Banks are subject to the provisions of the CRA. Under the terms of the CRA, the appropriate federal bank regulatory agency is required, in connection with its examination of a bank, to assess such bank’s record in meeting the credit needs of the community served by that bank, including low- and moderate-income neighborhoods. The regulatory agency’s assessment of the bank’s record is made available to the public. Further, such assessment is required of any bank which has applied to:

•	charter a bank,

•	obtain deposit insurance coverage for a newly chartered institution,

•	establish a new branch office that will accept deposits,

•	relocate an office, or

•	merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution.

In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the record of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application.

The BHC Act generally prohibits a bank holding company from engaging in activities other than banking, or managing or controlling banks or other permissible subsidiaries, and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and certain insurance underwriting activities have all been determined by regulations of the Federal Reserve to be permissible activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

Gramm-Leach-Bliley Act. In 1999, the Gramm-Leach-Bliley Act was enacted which reforms and modernizes certain areas of financial services regulation. The law permits the creation of new financial services holding companies that can offer a full range of financial products under a regulatory structure based on the principle of functional regulation. The legislation eliminates the legal barriers to affiliations among banks and securities firms, insurance companies, and other financial services companies. The law also provides financial organizations with the opportunity to structure these new financial affiliations through a holding company structure or a financial subsidiary. The new law reserves the role of the Federal Reserve Board as the supervisor for bank holding companies. At the same time, the law also provides a system of functional regulation which is designed to utilize the various existing federal and state regulatory bodies. The law also sets up a process for coordination between the Federal Reserve Board and the Secretary of the Treasury regarding the approval of new financial activities for both bank holding companies and national bank financial subsidiaries.

The law also includes a minimum federal standard of financial privacy. Financial institutions are required to have written privacy policies that must be disclosed to customers. The disclosure of a financial institution’s privacy policy must take place at the time a customer relationship is established and not less than annually during the continuation of the relationship.

The act also provides for the functional regulation of bank securities activities. The law repeals the exemption that banks were afforded from the definition of “broker,” and replaces it with a set of limited exemptions that allow the continuation of some historical activities performed by banks. In addition, the act amends the securities laws to include banks within the general definition of dealer. Regarding new bank products, the law provides a procedure for handling products sold by banks that have securities elements. In the area of the Community Reinvestment Act activities, the law generally requires that financial institutions address the credit needs of low-to-moderate income individuals and neighborhoods in the communities in which they operate. Bank regulators are required to take the Community Reinvestment Act ratings of a bank or of the bank subsidiaries of a holding company into account when acting upon certain branch and bank merger and acquisition applications filed by the institution. Under the law, financial holding companies and banks that desire to engage in new financial activities are required to have satisfactory or better Community Reinvestment Act ratings when they commence the new activity.

Bank Regulation. The Bank is chartered under the laws of Florida and their deposits are insured by the FDIC to the extent provided by law. The Bank is subject to comprehensive regulation, examination and supervision by the FDIC and the Florida Office of Financial Regulation (the “Florida Department”) and to other laws and regulations applicable to banks. Such regulations include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital ratios; the granting of credit under equal and fair conditions; and the disclosure of the costs and terms of such credit. The Bank is examined periodically by the FDIC and the Florida Department, to whom it submits periodic reports regarding its financial condition and other matters. The FDIC and the Florida Department have a broad range of powers to enforce regulations under their jurisdiction, and to take discretionary actions determined to be for the protection and safety and soundness of banks, including the institution of cease and desist orders and the removal of directors and officers. The FDIC and the Florida Department also have the authority to approve or disapprove mergers, consolidations, and similar corporate actions.

There are various statutory limitations on the ability of the Bank to pay dividends. The FDIC also has the general authority to limit the dividend payment by banks if such payment may be deemed to constitute an unsafe and unsound practice.

Under federal law, federally insured banks are subject, with certain exceptions, to certain restrictions on any extension of credit to their parent holding companies or other affiliates, on investment in the stock or other securities of affiliates, and on the taking of such stock or securities as collateral from any borrower. In addition, banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the providing of any property or service.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) imposed major regulatory reforms, stronger capital standards for savings and loan associations and stronger civil and criminal enforcement provisions. FIRREA also provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with:

•	the default of a commonly controlled FDIC insured depository institution; or

•	any assistance provided by the FDIC to a commonly controlled FDIC insured institution in danger of default.

The FDIC Improvement Act of 1991 (“FDICIA”) made a number of reforms addressing the safety and soundness of deposit insurance funds, supervision, accounting, and prompt regulatory action, and also implemented other regulatory improvements. Annual full-scope, on-site examinations are required of all insured depository institutions. The cost for conducting an examination of an institution may be assessed to that institution, with special consideration given to affiliates and any penalties imposed for failure to provide information requested. Insured state banks also are precluded from engaging as principal in any type of activity that is impermissible for a national bank, including activities relating to insurance and equity investments. The Act also recodified current law restricting extensions of credit to insiders under the Federal Reserve Act.

Also important in terms of its effect on banks has been the deregulation of interest rates paid by banks on deposits and the types of deposit accounts that may be offered by banks. Most regulatory limits on permissible deposit interest rates and minimum deposit amounts expired several years ago. The effect of the deregulation of deposit interest rates generally has been to increase the costs of funds to banks and to make their costs of funds more sensitive to fluctuations in money market rates. A result of the pressure on banks interest margins due to deregulation has been a trend toward expansion of services offered by banks and an increase in the emphasis placed on fee or noninterest income.

Capital Requirements. The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain (loss) on available-for-sale securities, minus certain intangible assets. Tier 2 capital consists of the general allowance for credit losses except for certain limitations. An institution’s qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital. Bank holding companies and banks are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. The minimum requirement for the leverage ratio is 3%, but all but the highest rated institutions are required to maintain ratios 100 to 200 basis points above the minimum. At December 31, 2004 both the Company and the Bank met all capital requirements to which they were subject.

For additional information regarding the Company’s capital ratios and requirements, see “Management’s Discussion and Analysis—Capital Resources, Commitments and Capital Requirements.”

FDICIA contains “prompt corrective action” provisions pursuant to which banks are to be classified into one of five categories based upon capital adequacy, ranging from “well capitalized” to “critically undercapitalized” and which require (subject to certain exceptions) the appropriate federal banking agency to take prompt corrective action with respect to an institution which becomes “significantly undercapitalized” or “critically undercapitalized.”

The FDIC has issued regulations to implement the “prompt corrective action” provisions of FDICIA. In general, the regulations define the five capital categories as follows:

•	an institution is “well capitalized” if it has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 6% or greater, has a leverage ratio of 5% or greater and is not subject to any written capital order or directive to meet and maintain a specific capital level for any capital measures;

•	an institution is “adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, has a Tier 1 risk-based capital ratio of 4% or greater, and has a leverage ratio of 4% or greater;

•	an institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8%, has a Tier 1 risk-based capital ratio that is less than 4% or has a leverage ratio that is less than 4%;

•	an institution is “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a leverage ratio that is less than 3%; and

•	an institution is “critically undercapitalized” if its “tangible equity” is equal to or less than 2% of its total assets.

The FDIC also, after an opportunity for a hearing, has authority to downgrade an institution from “well capitalized” to “adequately capitalized” or to subject an “adequately capitalized” or “undercapitalized” institution to the supervisory actions applicable to the next lower category, for supervisory concerns.

Generally, FDICIA requires that an “undercapitalized” institution must submit an acceptable capital restoration plan to the appropriate federal banking agency within 45 days after the institution becomes “undercapitalized” and the agency must take action on the plan within 60 days. The appropriate federal banking agency may not accept a capital restoration plan unless, among other requirements, each company having control of the institution has guaranteed that the institution will comply with the plan until the institution has been adequately capitalized on average during each of the three consecutive calendar quarters and has provided adequate assurances of performance. The aggregate liability under this provision of all companies having control of an institution is limited to the lesser of:

•	5% of the institution’s total assets at the time the institution becomes “undercapitalized” or

•	the amount which is necessary, or would have been necessary, to bring the institution into compliance with all capital standards applicable to the institution as of the time the institution fails to comply with the plan filed pursuant to FDICIA.

An “undercapitalized” institution may not acquire an interest in any company or any other insured depository institution, establish or acquire additional branch offices or engage in any new business unless the appropriate federal banking agency has accepted its capital restoration plan, the institution is implementing the plan, and the agency determines that the proposed action is consistent with and will further the achievement of the plan, or the appropriate Federal banking agency determines the proposed action will further the purpose of the “prompt corrective action” sections of FDICIA.

If an institution is “critically undercapitalized,” it must comply with the restrictions described above. In addition, the appropriate Federal banking agency is authorized to restrict the activities of any “critically undercapitalized” institution and to prohibit such an institution, without the appropriate Federal banking agency’s prior written approval, from:

•	entering into any material transaction other than in the usual course of business;

•	engaging in any covered transaction with affiliates (as defined in Section 23A(b) of the Federal Reserve Act);

•	paying excessive compensation or bonuses; and

•	paying interest on new or renewed liabilities at a rate that would increase the institution’s weighted average costs of funds to a level significantly exceeding the prevailing rates of interest on insured deposits in the institution’s normal market areas.

The “prompt corrective action” provisions of FDICIA also provide that in general no institution may make a capital distribution if it would cause the institution to become “undercapitalized.” Capital distributions include cash (but not stock) dividends, stock purchases, redemptions, and other distributions of capital to the owners of an institution.

Additionally, FDICIA requires, among other things, that:

•	only a “well capitalized” depository institution may accept brokered deposits without prior regulatory approval and

•	the appropriate federal banking agency annually examine all insured depository institutions, with some exceptions for small, “well capitalized” institutions and state-chartered institutions examined by state regulators.

FDICIA also contains a number of consumer banking provisions, including disclosure requirements and substantive contractual limitations with respect to deposit accounts.

As of December 31, 2004, the Bank met the capital requirements of a “well capitalized” institution.

The FDIC has proposed revising its risk-based capital requirements to ensure that such requirements provide for explicit consideration by commercial banks of interest rate risk. Under the proposed rule, a bank’s interest rate risk exposure would be quantified using either the measurement system set forth in the proposal or the bank’s internal model for measuring such exposure, if such model is determined to be adequate by the bank’s examiner. If the dollar amount of a bank’s interest rate risk exposure, as measured by either measurement system, exceeds 1% of the bank’s total assets, the bank would be required under the proposed rule to hold additional capital equal to the dollar amount of the excess. It is anticipated that the regulatory agencies will issue a revised proposed rule for further public comment. Pending issuance of such revised proposal, the Bank’s management cannot determine what effect, if any, an interest rate risk component would have on the capital of the Bank.

Enforcement Powers. Congress has provided the federal bank regulatory agencies with an array of powers to enforce laws, rules, regulations and orders. Among other things, the agencies may require that institutions cease and desist from certain activities, may preclude persons from participating in the affairs of insured depository institutions, may suspend or remove deposit insurance, and may impose civil money penalties against institution-affiliated parties for certain violations.

Maximum Legal Interest Rates. Like the laws of many states, Florida law contains provisions on interest rates that may be charged by banks and other lenders on certain types of loans. Numerous exceptions exist to the general interest limitations imposed by Florida law. The relative importance of these interest limitation laws to the financial operations of the Bank will vary from time to time, depending on a number of factors, including conditions in the money markets, the costs and availability of funds, and prevailing interest rates.

Bank Branching. Banks in Florida are permitted to branch state wide. Such branch banking, however, is subject to prior approval by the FDIC and the Florida Department. Any such approval would take into consideration several factors, including the bank’s level of capital, the prospects and economics of the proposed branch office, and other conditions deemed relevant by the FDIC and the Florida Department for purposes of determining whether approval should be granted to open a branch office.

Change of Control. Federal law restricts the amount of voting stock of a bank holding company and a bank that a person may acquire without the prior approval of banking regulators. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Bank may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Federal law also imposes restrictions on acquisitions of stock in a bank holding company and a state bank. Under the federal Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company (such as the Company). Upon receipt of such notice, the Federal Reserve may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a member or group acquires a certain percentage or more of a bank holding company’s or state bank’s voting stock, or if one or more other control factors set forth in the Act are present.

Interstate Banking. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1996, provides for nationwide interstate banking and branching. Under the law, interstate acquisitions of banks or bank holding companies in any state by bank holding companies in any other state will be permissible one year after enactment. Interstate branching and consolidation of existing bank subsidiaries in different states is permissible. Florida has a law that allows out-of-state bank holding companies (located in states that allow Florida bank holding companies to acquire banks and bank holding companies in that state) to acquire Florida banks and Florida bank holding companies. The law essentially provides for out-of-state entry by acquisition only (and not by interstate branching) and requires the acquired Florida bank to have been in existence for at least two years.

Sarbanes-Oxley Act of 2002. In 2002, the Sarbanes-Oxley Act of 2002 was enacted. The Securities and Exchange Commission (the “SEC”) has promulgated certain regulations pursuant to the Act that will continue to impose additional implementing or clarifying regulations as necessary in furtherance of the Act. The passage of the Act and the regulations implemented by the SEC subject publicly-traded companies to additional and more extensive reporting regulations and disclosure. Compliance with the Act and corresponding regulations may increase the Company’s expenses.

Effect of Governmental Policies. The earnings and businesses of Florida Choice Bank are affected by the policies of various regulatory authorities of the United States, especially the Federal Reserve. The Federal Reserve, among other things, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for those purposes influence in various ways the overall level of investments, loans, other extensions of credit, and deposits, and the interest rates paid on liabilities and received on assets.

Competition

The Company encounters strong competition both in making loans and in attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of its business, the Company competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that the Company does not currently provide. In addition, many of the Company’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly.

To compete, the Company relies upon specialized services, responsive handling of customer needs, and personal contacts by its officers, directors, and staff. Large multi-branch banking competitors tend to compete primarily by rate and the number and location of branches while smaller, independent financial institutions tend to compete primarily by rate and personal service.

Employees

As of December 31, 2004, the Company and the Bank collectively had 51 full-time employees (including executive officers) and 4 part-time employees. The employees are not represented by a collective bargaining unit. The Company considers relations with employees to be good.

Item 2.	Description of Properties

The Company’s and the Bank’s main office is located at 18055 U.S. Highway 441, Mt. Dora, Florida 32757, in a one-story building which is owned by the Bank. The Bank also has a branch office at 1615 U.S. Highway 50, Clermont, Florida in a one-story building which is owned by the Bank and a branch office at 1815 West State Road 434, Longwood, Florida which is leased by the Bank.

The Bank also owns an operations center located adjacent to the main office at 18077 U.S. Highway 441, Mt. Dora, Florida and 1.75 acres of land adjacent to the main office and operations center for future expansion.

Item 3.	Legal Proceedings

As of December 31, 2004, neither the Company nor the Bank was a party to any legal proceedings.

Item 4.	Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the security holders during the fourth quarter of 2004.

PART II

Item 5.	Market for the Registrant’s Common Equity and Related Stockholder Matters

There is no public market for the Common Stock and only isolated, privately negotiated sales of Common Stock have occurred since the Bank opened for business in May 1999, and the Company became a bank holding company by acquiring the Bank on January 1, 2005. There is no established public trading market for the Common Stock and, historically, the shares of Common Stock have been inactively traded. Management of the Company is aware of certain transactions in its Common Stock, although the trading prices and number of shares transferred in all transactions are not known. From January 1, 2003 to December 31, 2004, based upon information known to management of the Company, an aggregate of 28,000 shares of Bank Common Stock were traded in 28 separate transactions for prices ranging from $10.00 to $15.00 per share. In the fourth quarter of 2003 and first quarter of 2004, the Bank completed the sale of $5.7 million of Common Stock in a secondary stock offering at $13.50 per share. On February 28, 2005, the Company had approximately 704 shareholders of record.

Neither the Bank nor the Company has paid any cash dividends on the shares of Common Stock. The Company does not intend to pay dividends for the foreseeable future. If at any time the Board of Directors of the Company determines to pay dividends, such payment will depend upon several factors including the Company’s earnings, financial condition and capital needs, the impact of legislation and regulations as then in effect or as may be proposed, economic conditions, and such other factors as the Board may deem relevant. Further, dividend payments by the Company are restricted by statute. The Company’s ability to make dividend payments also is subject to the Company and the Bank meeting on a continuing basis all of their capital requirements and achieving and continuing profitable operations. There can be no assurance that future capital or earnings of the Bank will support dividend payments. No assurance can be given that dividends will be paid or, if paid, what the amount of dividends will be or whether such dividends, once paid, will continue.

The source of funds for payment of dividends by the Company will be dividends received from the Bank. Payments by the Bank to the Company are limited by law and regulations of the bank regulatory authorities. There are various statutory and contractual limitations on the ability of the Bank to pay dividends to the Company. The FDIC and the Florida Department also have the general authority to limit the dividends paid by banks if such payment may be deemed to constitute an unsafe and unsound practice. Under Florida law applicable to banks and subject to certain limitations, after charging off bad debts, depreciation and other worthless assets, if any, the board of directors of a bank may declare a dividend of up to the bank’s aggregate net income for the current year combined with any retained earnings for the preceding two years as the board shall deem to be appropriate and, with the approval of the Florida Department of Banking and Finance, may declare a dividend from retained earnings for prior years. No dividends may be paid at a time when a bank’s net earnings from the preceding two years is a loss, or which would cause the capital accounts of the bank to fall below the minimum amount required by law, regulation, order, or any written agreement with the Florida Department or a federal regulatory agency.

Florida law applicable to companies (including the Company) provides that dividends may be declared and paid only if, after giving it effect, (i) the company is able to pay its debts as they become due in the usual course of business, and (ii) the company’s total assets would be greater than the sum of its total liabilities plus the amount that would be needed if the company were to be dissolved at the time of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend.

The Bank did not repurchase any of its shares in 2004.

Item 6.	Management’s Discussion and Analysis

SELECTED FINANCIAL DATA

The following table presents selected financial data for the Company. The data for the fiscal years 2000 through 2004 are derived from audited financial statements of the Company (Bank prior to reorganization). The selected financial data should be read in conjunction with, and are qualified in their entirety by, the financial statements and the notes thereto and the other information included elsewhere herein.

SELECTED CONSOLIDATED FINANCIAL DATA

($ in thousands, except per share amounts)

		At December 31,
	2004	2003	2002	2001	2000

Total assets	$188,636	149,073	107,522	67,185	52,013
Loans, net	153,158	120,740	83,262	55,968	41,180
Cash and cash equivalents	5,037	7,203	7,518	3,314	2,465
Securities	21,441	13,665	12,461	4,526	5,335
Deposits	152,432	123,510	93,771	58,019	45,595
Borrowed funds	18,580	12,983	4,409	—	—
Stockholders’ equity	17,001	11,611	8,908	8,390	6,172

		For the Year Ended December 31,
	2004	2003	2002	2001	2000
Interest income	$9,471	7,089	5,532	4,596	3,046
Interest expense	2,658	2,280	2,267	2,385	1,607
Net interest income	6,813	4,809	3,265	2,211	1,439
Provision for loan losses	202	441	362	383	393
Net interest income after provision for loan losses	6,611	4,368	2,903	1,828	1,046
Noninterest income	904	803	504	471	173
Noninterest expense	4,712	3,961	2,761	2,093	1,590
Earnings before income taxes	2,803	1,210	646	206	(371)
Income taxes	996	416	233	77	(295)
Net income	1,807	794	413	129	(76)
Basic earnings per share	$1.43	.90	.47	.17	(.11)
Weighted average number of common shares outstanding for basic	1,266,572	886,550	879,527	769,460	709,426
Diluted earnings per share	$1.40	.87	.46	.16	(.11)
Weighted average number of common shares outstanding for diluted	1,288,706	918,034	897,596	806,543	709,426

SELECTED CONSOLIDATED FINANCIAL RATIOS AND OTHER DATA:

	At or For the Year Ended December 31,
	2004	2003	2002	2001	2000
Return on average assets	1.05%	.63%	.46%	.21%	(.20)%
Return on average equity	11.60%	8.60%	4.76%	1.84%	(1.23)%
Dividend payout ratio	—%	—%	—%	—%	—%
Average equity to average assets	9.00%	8.00%	9.90%	12.20%	16.50%
Total equity to total assets	9.00%	7.80%	8.30%	12.50%	11.90%
Yield on average earning assets(1)	5.80%	5.89%	6.43%	7.93%	8.73%
Net interest margin	4.17%	4.00%	3.80%	3.82%	4.12%
Nonperforming assets to total assets(2)	—%	0.79%	0.01%	.49%	.05%
Nonperforming loans to total loans	—%	0.96%	0.01%	.54%	.05%
Allowance for loan losses to gross loans	1.12%	1.28%	1.36%	1.47%	1.42%
Noninterest expenses to average assets	2.73%	3.13%	3.05%	3.35%	4.16%
Operating efficiency ratio(3)	61.06%	70.58%	73.24%	78.02%	98.63%
Net interest income to noninterest expenses	144.60%	121.40%	118.30%	105.60%	90.50%
Total shares outstanding	1,303,233	1,033,225	879,730	874,790	709,426
Book value per common share outstanding	$13.05	11.24	10.13	9.59	8.70
Number of banking offices (all full-service)	2	2	2	1	1

(1)	Reflects interest income as a percent of average interest earning assets.
(2)	Non-performing loans consist of nonaccrual loans and accruing loans contractually past due ninety days or more.
(3)	Noninterest expense divided by the sum of net interest income plus noninterest income.

General

Florida Choice Bankshares, Inc. (the “Company”) is a bank holding company under the Bank Holding Company Act of 1956, as amended. On January 1, 2005, the Company became the holding company for Florida Choice Bank (the “Bank”), a Florida state chartered commercial bank, which commenced operations in May 1999. The Bank is a full service commercial bank, providing a wide range of business and consumer financial services in our target marketplace, which is comprised primarily of Lake and Seminole Counties in Florida. The Bank is headquartered in Mt. Dora, Florida and also operates two branch offices in Clermont and Longwood, Florida.

The Bank’s deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation up to applicable limits. The operations of the Bank are subject to the supervision and regulation of the FDIC and the Florida Office of Financial Regulation.

The Bank commenced operations on May 31, 1999, as a Florida state-chartered bank headquartered in Mt. Dora, Florida. The Bank’s operations are conducted from its main office and two branch offices, located in Lake and Seminole Counties, Florida. Historically, the greater Mt. Dora area has been served both by large banks headquartered out of state as well as a number of community banks offering a higher level of personal attention, recognition and service. The large banks have generally applied a transactional business approach, based upon volume considerations, to the market while community banks have traditionally offered a more service relationship approach. Recent mergers and acquisitions have created an opportunity for the Bank. The Bank’s strategic focus is to exploit this opportunity by catering to the “displaced bank customer” in this marketplace.

The Bank provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by the Bank include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, debit cards, direct deposits, notary services, money orders, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, banking by mail and the full range of consumer loans, both collateralized and uncollateralized. In addition, the Bank makes secured and unsecured commercial and real estate loans and issues stand-by letters of credit. The Bank provides automated teller machine (ATM) cards and is a member of the Star ATM network thereby permitting customers to utilize the convenience of the Bank’s ATM network and Star member machines both nationwide and internationally. The Bank does not have trust powers and, accordingly, no trust services are provided.

The Bank’s target market is consumers, professionals, small businesses, developers and commercial real estate investors. The small business customer (typically a commercial entity with sales of $10 million or less) has the opportunity to generate significant revenue for banks yet is generally underserved by large bank competitors. These customers generally can afford profitability opportunities more than the average retail customer.

The Bank has actively pursued its targeted market for deposits, particularly the small businesses and professionals. In today’s environment, the product of every system itself becomes a sales tool. Recognizing that fact, the Bank endeavors to offer leading edge technology to the marketplace. Such technology includes debit cards, internet banking and voice response account information systems. The goal is to provide a “high tech—high touch” experience.

The Bank has capitalized upon its market strategy to grow rapidly in its first years of operations. As of December 31, 2004, the Bank had grown to approximately $188.6 million in total assets, $152.4 million in deposits, and $153.2 million in net loans since opening in May 1999. The Bank attributes its successful growth to its location in a dynamic growth area and its focus on its targeted market. The primary marketplace surrounds Mt. Dora to take advantage of the small businesses, service, professionals, and commercial real estate industries.

The revenues of the Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, from interest and dividends from investment securities, service charge income generated from demand accounts and ATM fees, and other services. The principal sources of funds for the Bank’s lending activities are its deposits (primarily consumer deposits), loan repayments, and proceeds from investment securities. The principal expenses of the Bank are the interest paid on deposits, and operating and general administrative expenses.

Lending Activities

The Bank’s loans are concentrated in commercial and real estate loans. A majority of the Bank’s loans are made on a secured basis, and, as of December 31, 2004 and December 31, 2003, approximately 83.8% and 88.0%, respectively, of the loan portfolio consisted of loans secured by first or second mortgages on residential or commercial real estate.

The Bank’s commercial loans include loans to individuals and small-to-medium sized businesses and professionals located primarily in Lake and Seminole Counties for working capital, equipment purchases, and various other business purposes. A majority of the Bank’s commercial loans are secured by inventory, equipment or similar assets, but these loans may also be made on an unsecured basis. Commercial loans may be made at variable or fixed rates of interest; typically, those loans which will have terms or amortization schedules of longer than one year will carry interest rates which vary with the prime lending rate and are generally refinanced or become payable in full in three to five years.

The Bank’s real estate loans are secured by mortgages and consist primarily of loans to individuals and businesses for the purchase, construction of, improvement of or investment in real estate, or for various other consumer and business purposes (whether or not related to the real estate securing them). The Bank also engages in lending to individuals and builders for the construction of single-family residences. These real estate loans may be made at fixed or variable interest rates. The Bank generally makes commercial real estate loans repayable in monthly installments based on up to a 20-year amortization schedule which become payable in full for terms generally five years or less. The Bank’s residential real estate loans generally are repayable in monthly installments based on up to a 30-year amortization schedule with variable interest rates. Fixed rate residential loans are available and are subsequently sold on the secondary market.

The Bank’s installment loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purpose loans which are payable on an installment basis. The majority of these loans are for terms of less than five years and are secured by liens on various personal assets of the borrowers, but installment loans also may be made on an unsecured basis. Installment loans are made at fixed and variable interest rates, and may be made based on up to a ten-year amortization schedule.

For additional information regarding the Bank’s loan portfolio, see “—Loan Portfolio” and “—Asset Quality.”

Liquidity

Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw their funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. In the ordinary course of business, the Bank’s cash flows are generated from interest and fee income, as well as from loan repayments, the sale, repayments or maturity of securities available-for-sale. In addition to cash and due from banks, the Bank considers all securities available-for-sale and federal funds sold as primary sources of asset liquidity. Many factors affect the ability to accomplish these liquidity objectives successfully, including the economic environment, the asset/liability mix within the balance sheet, as well as the Bank’s reputation in the community. The Bank’s principal sources of funds are net increases in deposits, principal and interest payments on loans and proceeds from sales, calls and maturities of securities. The Bank used its capital resources primarily to fund existing and continuing loan commitments and to purchase securities. At December 31, 2004, the Bank had commitments to originate loans totaling $15.9 million, and had issued standby letters of credit of $1.3 million. At December 31, 2004, the Bank also had commitments to extend credit under the undisbursed portion of outstanding lines of credit of $37.7 million. Scheduled maturities of certificates of deposit during the twelve months following December 31, 2004 totaled $67.3 million. Management believes that the Bank has adequate resources to fund all its commitments, that substantially all of its existing commitments will be funded in the subsequent twelve months and, if so desired, that it can adjust the rates on certificates of deposit and other deposit accounts to retain deposits in a changing interest rate environment.

Capital Resources, Commitments and Capital Requirements

The Company’s principal sources of funds are those generated by the Bank, including net increases in deposits and other borrowings, principal and interest payments on loans, and proceeds from maturities of investment securities.

The Company uses its capital resources principally to fund existing and continuing loan commitments and to purchase investment securities. Off-balance sheet commitments to extend credit, which amounted to $54.9 million at December 31, 2004 and $28.7 million at December 31, 2003, represent legally binding agreements to lend to customers with fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being funded, committed amounts do not necessarily represent future cash requirements.

The following table summarizes the Company’s contractual obligations, including certain on-balance sheet and off-balance sheet obligations, at December 31, 2004 (in thousands):

		Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
FHLB advances—assumed final maturity	$18,000	1,000	5,000	9,000	3,000
Time deposit maturities	78,075	67,316	8,075	2,684	—
Other borrowings	580	580	—	—	—
Operating leases	506	85	206	206	9
Loan commitments	15,900	15,900	—	—	—
Standby letters of credit	1,294	1,294	—	—	—
Undisbursed line of credit loans	37,683	37,683	—	—	—

Total	$152,038	123,858	13,281	11,890	3,009

Management believes that the Company has adequate resources to fund all its commitments, that substantially all of its existing commitments will be funded within 12 months and, if so desired, that the Company can adjust the rates and terms on time deposits and other deposit accounts to retain or obtain new deposits in a changing interest rate environment.

The Company’s stockholders’ equity was $17.0 million at December 31, 2004, and $11.6 million at December 31, 2003. The Company’s total stockholders’ equity was 9.0% and 7.8% of total assets as of December 31, 2004 and December 31, 2003, respectively.

The federal banking regulatory authorities have adopted certain “prompt corrective action” rules with respect to depository institutions. The rules establish five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level. At December 31, 2004, the Bank met the capital ratios of a “well capitalized” financial institution with a total risk-based capital ratio of 11.4% Tier 1 risk-based capital ratio of 10.4%, and a Tier 1 leverage ratio of 9.2%. Depository institutions which fall below the “adequately capitalized” category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as “significantly undercapitalized” and, if the institution is “critically undercapitalized,” the banking regulatory agencies have the right to appoint a receiver or conservator.

The following table summarizes the regulatory capital levels and ratios for the Bank:

	Actual Bank Ratios	Regulatory Requirement For Well Capitalized Bank
At December 31, 2004:
Total capital to risk-weighted assets	11.4%	10.0%
Tier I capital to risk-weighted assets	10.4%	6.0%
Tier I capital to average assets—leverage ratio	9.2%	5.0%

At December 31, 2003:
Total capital to risk-weighted assets	10.4%	10.0%
Tier I capital to risk-weighted assets	9.2%	6.0%
Tier I capital to average assets—leverage ratio	8.3%	5.0%

Loan Portfolio

A significant source of the Bank’s income is the interest earned on its loan portfolio. At December 31, 2004, the Bank’s total assets were $188.6 million and its net loans receivable were $153.2 million or 81.2% of total assets. At December 31, 2003, the Bank’s total assets were $149.1 million and its net loans receivable were $120.7 million or 81.0% of total assets. The increase in net loans receivable from December 31, 2003 to December 31, 2004 was $32.5 million or 26.9%. For the periods indicated below, the net change in total loans receivable (excluding the allowance for loan losses) was as follows:

	Year Ended December 31,
	2004	2003
	(In thousands)
Balance at beginning of period	$122,302	84,410
Loan originations, net of repayments	32,620	37,918
Loans charged-off, net	(23)	(26)

Balance at end of period	$154,899	122,302

The Bank’s primary market area consists of the Central Florida region (consisting primarily of Lake and Seminole Counties and surrounding areas). The Bank’s market area’s economic base is diversified. Significant industries include hospitality and tourism, service enterprises, technology and information concerns, agribusiness and manufacturing. The area has experienced considerable growth over the past several years. However, there is no assurance that this area will continue to experience economic growth. Adverse conditions in any one or more of the industries operating in such markets or a slow-down in general economic conditions could have an adverse effect on the Bank.

Lending activities are conducted pursuant to a written policy which has been adopted by the Bank. Each loan officer has defined lending authority beyond which loans, depending upon their type and size, must be reviewed and approved by a loan committee comprised of certain officers and directors of the Bank.

The composition of the Bank’s loan portfolio was as follows ($ in thousands):

	At December 31,
	2004		2003
	Amount	% of Total	Amount	% of Total
Real estate loans	$130,024	83.8%	$107,750	88.0%
Commercial loans	18,981	12.2	12,950	10.6
Consumer and home equity loans	6,188	4.0	1,778	1.4

Total loans	155,193	100.0%	122,478	100.0%

Less: Allowance for loan losses	(1,741)		(1,562)
Deferred loan fees, net	(294)		(176)

Loans receivable, net	$153,158		$120,740

The following is a presentation of an analysis of maturities of loans at December 31, 2004 (in thousands):

Type of Loan	Due in 1 Year or Less	Due After 1 to 5 Years	Due After 5 Years	Total
Commercial	$6,408	9,467	3,106	18,981
Consumer	1,312	1,346	3,530	6,188
Real estate	19,949	56,877	53,198	130,024

Total	$27,669	67,690	59,834	155,193

For the above loans due after one year or more, the following is a presentation of an analysis of sensitivities to changes in interest rates at December 31, 2004 (in thousands):

Type of Loan	Fixed Interest Rate	Floating Interest Rate	Total
Commercial	$3,062	9,511	12,573
Consumer	784	4,092	4,876
Real estate	27,514	82,561	110,075

Total	$31,360	96,164	127,524

Loan Quality

Management seeks to maintain a high quality of loans through sound underwriting and lending practices. As of December 31, 2004 and December 31, 2003 approximately 83.8%, and 88.0%, respectively, of the total loan portfolio was collateralized by commercial and residential real estate mortgages. The level of non-performing loans and real estate owned also is relevant to the credit quality of a loan portfolio. As of December 31, 2004 and December 31, 2003, total non-performing loans (those 90 days or more past due) totaled $0 and $1.2 million. There was no other real estate owned as of December 31, 2004 and December 31, 2003, respectively.

The commercial real estate mortgage loans in the Bank’s portfolio consist of fixed and adjustable-interest rate loans which were originated at prevailing market interest rates. The Bank’s policy has been to originate commercial real estate mortgage loans predominantly in its primary market area. Commercial real estate mortgage loans are generally made in amounts up to 80% of the appraised value of the property securing the loan and entail significant additional risks compared to residential mortgage loans. In making commercial real estate loans, the Bank primarily considers the net operating income generated by the real estate to support the debt service, the financial resources and income level and managerial expertise of the borrower, the marketability of the collateral and the Bank’s lending experience with the borrower.

Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his employment and other income and which are collateralized by real property whose value tends to be more readily ascertainable, commercial loans typically are underwritten on the basis of the borrower’s ability to make repayment from the cash flow of his business and generally are collateralized by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself, which is subject to adverse conditions in the economy. Commercial loans also entail certain additional risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

The Bank makes consumer and personal loans on a collateralized and noncollateralized basis. These loans are often collateralized by automobiles, recreational vehicles and mobile homes. The Bank’s policy is not to advance more than 90% of collateral value and that the borrower have established over one year of residence and demonstrated an ability to repay a similar debt according to credit bureau reports. Consumer and personal loans also are generated by the Bank. Such loans generally have a term of 60 months or less.

Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Bank, on a routine basis, monitors these concentrations in order to consider adjustments in its lending practices to reflect economic conditions, loan to deposit ratios, and industry trends. As of December 31, 2004 and December 31, 2003, loans collateralized with mortgages on real estate represented 83.8% and 88.0%, respectively, of the loan portfolio and were to borrowers in varying activities and businesses.

The Loan Committee of the Board of Directors of the Bank concentrates its efforts and resources, and that of its senior management and lending officers, on loan review and underwriting procedures. Internal controls include ongoing reviews of loans made to monitor documentation and the existence and valuations of collateral. In addition, management of the Bank has established a review process with the objective of identifying, evaluating, and initiating necessary corrective action for marginal loans. The goal of the loan review process is to address classified and non-performing loans as early as possible.

Classification of Assets and Potential Problem Loans

Generally, interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management’s policy to discontinue the accrual of interest income and classify a loan as non-accrual when principal or interest is past due 90 days or more unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. Consumer installment loans are generally charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned (“OREO”). OREO properties are recorded at the lower of cost or fair value less estimated selling costs, and the estimated loss, if any, is charged to the allowance for credit losses at the time it is transferred to OREO. Further write-downs in OREO are recorded at the time management believes additional deterioration in value has occurred and are charged to noninterest expense.

Interest income that would have been recorded under the original terms of loans on nonaccrual status and interest income actually recognized was as follows:

	Year Ended December 31,
	2004	2003
	(In thousands)
Interest income that would have been recorded	$214	30
Less: Interest income recognized	196	—

Interest income foregone	$18	30

The Bank has adopted Statements of Financial Accounting Standards No. 114 and 118. These Statements address the accounting by creditors for impairment of certain loans and generally require the Bank to identify loans, for which the Bank probably will not receive full repayment of principal and interest, as impaired loans. The Statements require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan’s effective interest rate, or at the observable market price of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. The Bank has implemented the Statements by modifying its quarterly review of the adequacy of the allowance for credit losses to also identify and value impaired loans in accordance with guidance in the Statements. Under the Bank’s policy, an impaired loan must have a balance of at least $100,000 and be unsecured or secured by collateral other than residential real estate. No loans were deemed to be impaired under the Bank’s policy at December 31, 2004 or 2003.

Loans on non-accrual status and other real estate owned and certain other related information was as follows:

	At December 31,
	2004		2003
	Amount	% of Total Loans	Amount	% of Total Loans
	($ in thousands)
Loans on nonaccrual status:
Real estate loans	$—	—%	$880.72%
Commercial	—	—	297.24
Consumer and home equity loans	—	—	—	—

Total loans on nonaccrual status	—	—	1,177.96

Troubled debt restructuring	—	—	—	—

Total nonperforming loans	—	—	1,177.96

Other real estate owned	—		—

Total nonperforming assets	$—		$1,177

As a percentage of total assets:
Total nonperforming loans		—%		.79%

Total nonperforming assets		—%		.79%

Allowance for loan losses as a percentage of:
Total loans		1.12%		1.28%

Nonperforming loans		—%		132.70%

Monthly, management evaluates the collectibility of its non-performing loans and the adequacy of its allowance for loan losses to absorb the identified and unidentified losses inherent in the loan portfolio. As a result of these evaluations, loans considered uncollectible are charged-off and adjustments to the reserve considered necessary are provided through a provision charged against earnings. These evaluations consider the current economic environment, the real estate market and its impact on underlying collateral values, trends in the level of non-performing and past-due loans, and changes in the size and composition of the loan portfolio.

The provision for loan losses totaled approximately $202,000 for the year ended December 31, 2004 and $441,000 for the year ended December 31, 2003, respectively. For such periods, net loans charged-off totaled $23,000 and $26,000, respectively. At December 31, 2004 and 2003, the total allowance for loan losses was $1.7 million and $1.6 million, respectively. At December 31, 2004 and December 31, 2003, non-performing loans totaled approximately $0 and $1.2 million, respectively, or .00% and .96%, respectively, of total loans outstanding. Considering the nature of the Bank’s loan portfolio, management believes that the allowance for loan losses at December 31, 2004 was adequate.

The activity in the Bank’s allowance for credit losses was as follows:

	Year Ended December 31,
	2004	2003
	($ in thousands)
Allowance at beginning of period	$1,562	1,147
Loans charged off:
Real estate	—	—
Commercial	(29)	(26)
Consumer and home equity	(1)	(3)

Total loans charged off	(30)	(29)

Recoveries:
Real estate	3	—
Commercial	2	3
Consumer and home equity	2	—

Total recoveries	7	3

Net loans charged off	(23)	(26)

Provision for loan losses	202	441

Allowance at end of period	$1,741	1,562

Net charge—offs as a percentage of average loans outstanding	.02%	.03%

Allowance for loan losses as a percentage of period—end total loans receivable	1.12%	1.28%

Allowance for loan losses as a percentage of nonperforming loans	—%	132.70%

Average loans outstanding during the period	$135,745	103,141

Period end total loans receivable	$155,193	122,478

Nonperforming loans, end of period	$—	$1,177

At December 31, 2004 and 2003 the allowance was allocated as follows:

	At December 31,
	2004		2003
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
	($ in thousands)
Real estate	$1,440	83.8%	$1,274	88.0%
Commercial	239	12.2	270	10.6
Consumer and home equity	62	4.0	18	1.4

Total	$1,741	100.0%	$1,562	100.0%

Investment Securities

The following table sets forth the carrying amount of the Bank’s investment portfolio:

	At December 31,
	2004	2003	2002
	($ in thousands)
Held to maturity-
Mortgage-backed securities	$7,142	2,833	—
Municipal securities—tax exempt	6,153	—	—

Total securities held to maturity	$13,295	2,833	—

Securities available-for-sale:
Mortgage-backed securities	$7,645	9,694	11,152
Municipal securities—tax exempt	501	1,138	622
U.S. Government agency	—	—	504

Total securities available-for-sale	$8,146	10,832	12,278

Federal Home Loan Bank stock	$—	550	183

Federal funds sold	$2,146	4,146	3,104

Interest-earning deposits	$75	156	2,033

During 2004, the Bank held several tax-exempt securities in its investment portfolio. The average balance of these securities was approximately $5.5 million for the year ended December 31, 2004. The Bank earned approximately $211,000 during 2004 on these investments. The tax equivalent yield on these securities at December 31, 2004 was 5.96%.

The carrying amount and weighted average yields for investments at December 31, 2004 are shown below ($ in thousands):

Maturing In	Mortgage Backed	Municipal Securities	Total	Weighted Average Yields
After 1 through 5 years	$2,558	—	2,558	3.12%
After 5 through 10 years	2,503	663	3,166	3.77%
After 10 years	9,726	5,991	15,717	3.91%

Total	$14,787	6,654	21,441	3.80%

The Bank has adopted Statement of Financial Accounting Standards No. 115 (“FAS 115”), which requires companies to classify investments securities, including mortgage-backed securities as either held-to-maturity, available-for-sale, or trading securities. Securities classified as held-to-maturity are carried at amortized cost. Securities classified as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax effect, reported as a separate component of stockholders’ equity. Securities classified as trading securities are recorded at fair value, with unrealized gains and losses included in earnings. As a result of the adoption of FAS 115, under which the Bank expects to continue to hold its investment securities classified as available-for-sale, changes in the underlying market values of such securities can have a material adverse effect on the Bank’s capital position. Typically, an increase in interest rates results in a decrease in underlying market value and a decrease in the level of principal repayments on mortgage-backed securities. As a result of changes in market interest rates, changes in the market value of available-for-sale securities resulted in decreases of $12,000 and $162,000 in stockholders’ equity during the years ended December 31, 2004 and December 31, 2003, respectively. These fluctuations in stockholders’ equity represent the after-tax impact of changes in interest rates on the value of these investments.

Deposit Activities

Deposits are the major source of the Bank’s funds for lending and other investment purposes. Deposits are attracted principally from within the Bank’s primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including “jumbo” certificates in denominations of $100,000 or more) and retirement savings plans. The distribution by type of the Bank’s deposit accounts was as follows:

	At December 31,
	2004		2003		2002
	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits
	($ in thousands)
Noninterest-bearing deposits	$24,075	15.8%	$15,407	12.5%	$9,034	9.6%
Money-market accounts	29,791	19.5	23,583	19.1	7,986	8.5
NOW accounts	11,984	7.9	4,865	3.9	4,663	5.0
Savings	8,507	5.6	8,025	6.5	12,094	12.9

Subtotal	74,357	48.8	51,880	42.0	33,777	36.0

Time deposits:
1.00-1.99%	6,132	4.0	31,132	25.2	1,716	1.8
2.00-2.99%	61,321	40.3	25,450	20.6	18,558	19.8
3.00-3.99%	7,842	5.1	12,434	10.1	26,992	28.8
4.00-4.99%	1,643	1.1	1,430	1.1	5,585	6.0
5.00-5.99%	1,137	0.7	1,184	1.0	7,143	7.6

Total time deposits	78,075	51.2	71,630	58.0	59,994	64.0

Total deposits	$152,432	100.0%	$123,510	100.0%	$93,771	100.0%

The Bank’s deposits increased during the year 2004, from $123.5 to $152.4 million at December 31, 2004, an increase of $28.9 million or 23.4%. The increase in deposits from December 31, 2003 to December 31, 2004 was primarily attributable to an increase of certificate of deposits and a concentrated effort to emphasize transaction and money market accounts in order to fund the Bank’s loan growth for the year.

Maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

FDIC regulations limit the ability of certain insured depository institutions to accept, renew, or rollover deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institutions’ normal market area. Under these regulations, “well capitalized” depository institutions may accept, renew, or roll over deposits at such rates without restriction, “adequately capitalized” depository institutions may accept, renew or roll over deposits at such rates with a waiver from the FDIC (subject to certain restrictions on payments of rates), and “undercapitalized” depository institutions may not accept, renew or roll over deposits at such rates.

The regulations contemplate that the definitions of “well capitalized,” “adequately capitalized” and “undercapitalized” will be the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of applicable law. See “Supervision, Regulation and Governmental Policy—Capital Requirements.” As of December 31, 2004 and December 31, 2003, the Bank met the definition of a “well capitalized” depository institution.

The Bank does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on the Bank. Management believes that substantially all of the Bank’s depositors are residents in its primary market area.

Time deposits of $100,000 and over, public fund deposits and other large deposit accounts tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits and, therefore, may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect the Bank’s liquidity. In a rising interest rate market, such short-term deposits may prove to be a costly source of funds because their short-term nature facilitates renewal at increasingly higher interest rates, which may adversely affect the Bank’s earnings. However, the converse is true in a falling interest rate market where such short-term deposits are more favorable to the Bank.

Time deposits of $100,000 and over mature as follows:

		At December 31,
	2004	2003	2002
		(In thousands)
Due in three months or less	$3,999	5,059	7,164
Due from three months to six months	4,371	8,020	2,641
Due from six months to one year	12,764	1,900	3,885
Due over one year	8,392	840	3,540

Total	$29,526	15,819	17,230

Borrowings

During 2003, the Company began entering into short-term borrowing arrangements with customers consisting of securities sold under repurchase agreements. The agreements are on a demand basis and call for the payment of interest based on the federal funds rate.

The following summarizes these borrowings ($ in thousands):

	At or For the Year Ended December 31,
	2004	2003
	($ in thousands)
Balance outstanding at year-end	$580	1,983
Average balance outstanding during the year	$1,821	2,055
Average interest rate paid	1.10%	1.10%
Maximum amount outstanding at any month-end during year	$3,400	2,300

The Company also has an agreement with the Federal Home Loan Bank of Atlanta to borrow funds under a line of credit. The Company pledges certain loans under a blanket lien agreement and its investment in FHLB stock as collateral for these borrowings. The following summarizes the outstanding advances:

Maturity During The Year Ending December 31,	Interest Rate At December 31,				Balance At December 31,
	2004		2003	2002	2004		2003	2002
					(In thousands)
2004	—%		3.40%	3.40%	$—		3,000	3,000
2005	1.72%		—%	—%	1,000		—	—
2006	2.39%		—%	—%	1,000		—	—
2006	2.58	%(1)	—%	—%	3,000			—
2007	2.93%		—%	—%	1,000		—	—
2008	1.92%		1.92%	—%	3,000		3,000	—
2008	1.88%		1.88%	—%	5,000		5,000	—
2008	3.57%		—%	—%	1,000		—	—
2014	2.91%		—%	—%	3,000	(2)	—	—

					$18,000		11,000	3,000

(1)	Adjustable rate.
(2)	The outstanding amount of these advances are callable at the option of the FHLB, to the extent of $3.0 million in 2005, $5.0 million in 2006 and $3.0 million in 2009.

Results of Operations

Net interest income, which constitutes the principal source of income for the Bank, represents the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. The principal interest-earning assets are federal funds sold, investment securities and loans receivable. Interest-bearing liabilities primarily consist of time deposits, interest-bearing checking accounts (“NOW accounts”), savings deposits and money-market accounts. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

The following table sets forth the average interest earning assets and interest bearing liabilities, as well as the related earnings, costs of funds and yields for those years.

				Year Ended December 31,
		2004		Average Balance	2003			2002
	Average Balance	Interest and Dividends	Average Yield/ Rate		Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
	($ in thousands)
Interest-earning assets:
Loans	$135,745	8,567	6.31%	$103,141	6,656	6.45%	$70,024	5,014	7.16%
Securities	21,576	797	3.69	11,434	375	3.28	7,799	391	5.01
Other(1)	6,099	107	1.75	5,710	58	1.03	8,149	127	1.56

Total interest-earning assets	163,420	9,471	5.80	120,285	7,089	5.89	85,972	5,532	6.43

Interest-bearing liabilities:
Deposits	116,563	2,278	1.95	95,748	2,088	2.18	69,278	2,166	3.13
Borrowings	19,335	380	1.97	8,724	192	2.21	3,106	101	3.27

Total interest-bearing liabilities	135,898	2,658	1.96	104,492	2,280	2.18	72,384	2,267	3.13

Net earning assets	$27,522			$15,813			$13,588

Net interest income		$6,813			$4,809			$3,265

Interest-rate spread			3.84%			3.71%			3.30%

Net interest margin(2)			4.17%			4.00%			3.80%

Ratio of average interest-earning assets to average interest-bearing liabilities	120.3%			115.1%			118.8%

(1)	Other interest-earning assets included Federal funds sold and Federal Home Loan Bank stock.
(2)	Net interest margin is net interest income divided by total interest-earning assets.

The following tables set forth certain information regarding changes in the Bank’s interest income and interest expense for the year ended December 31, 2004 as compared to the year ended December 31, 2003 and the year ended December 31, 2003 as compared to the year ended December 31, 2002. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in interest rate (change in rate multiplied by prior volume), (2) changes in the volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

		Year Ended December 31, 2004 vs. 2003
		Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Total
	(In thousands)
Interest-earning assets:
Loans	$(144)	$2,103	$(48)	$1,911
Investments	47	333	42	422
Other	41	4	4	49

Total interest-earning assets	(56)	2,440	(2)	2,382

Interest-bearing liabilities:
Savings and NOW accounts	28	6	3	37
Money-market accounts	11	139	6	156
Time deposits	(248)	305	(60)	(3)
Borrowings	(21)	235	(26)	188

Total interest-bearing liabilities	(230)	685	(77)	378

Net change in net interest income	$174	$1,755	$75	$2,004

	Year Ended December 31, 2003 vs. 2002
	Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Total
	(In thousands)
Interest-earning assets:
Loans	$(495)	$2,370	$(234)	$1,641
Investments	(135)	182	(63)	(16)
Other	(43)	(38)	13	(68)

Total interest-earning assets	(673)	2,514	(284)	1,557

Interest-bearing liabilities:
Savings and NOW accounts	(126)	27	(19)	(118)
Money-market accounts	(40)	177	(44)	93
Time deposits	(471)	563	(145)	(53)
Borrowings	(32)	182	(59)	91

Total interest-bearing liabilities	(669)	949	(267)	13

Net change in net interest income	$(4)	$1,565	$(17)	$1,544

Comparison of Results of Operations for 2004 to 2003

General

The Bank’s net income was $1,807,238 or $1.43 per share, for the year ended December 31, 2004. The Bank’s net income for the year ended December 31, 2003 was $794,327, or $.90 per share.

Net interest income

The Bank’s net interest income was $6.8 million for the year ended December 31, 2004 compared to $4.8 million for the year ended December 31, 2003, an increase of $2.0 million or 41.7%. The increase resulted from an increase in average earning assets of $43.1 million or 35.9%, and by reduced rates on interest-bearing liabilities. During the year ended December 31, 2004, interest income on investments and interest bearing cash equivalents increased by $471 thousand over the year ended December 31, 2003. The increase was due to higher interest rates, and by an increase of $10.5 million in average balances of investments and interest bearing cash equivalents from $17.1 million for the year ending December 31, 2003 to $27.6 million for the period ending December 31, 2004. During the year ending December 31, 2004, interest expense on interest bearing liabilities increased by $378 thousand over 2003. This increase was limited by an decrease in interest rates during the year. The average interest bearing liabilities increased by $31.4 million from $104.5 million for the year ended December 31, 2003 to $135.9 million for the year ended December 31, 2004.

Provision for Loan Losses

The provision for loan losses is charged to earnings to bring the allowance for loan losses to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, the amounts of non-performing loans, general economic conditions, particularly as they relate to the Bank’s market area, and other factors related to the collectibility of the Bank’s loan portfolio. For the year ended December 31, 2004 the provision for loan losses was $202,000, as compared to $440,500 for the year ended December 31, 2003. This decrease of $238,500 from 2003 to 2004 was primarily attributable to the decrease in non-performing loans of $1.2 million for adversely classified loans. As of December 31, 2004 and 2003, the allowance for loan losses was 1.12% and 1.28%, respectively, of total loans receivable.

Noninterest Income

Noninterest income is primarily composed of deposit service charges and fees, and loan origination fees for loans originated for third parties. Noninterest income was $904,093 for the year ended December 31, 2004 versus $803,232 for the year ended December 31, 2003, or an increase of $100,861, or 12.6%. This increase was attributable to loan origination fees for loans originated for third parties, and to net earnings on bank-owned life insurance.

Noninterest Expenses

During the year ended December 31, 2004, noninterest expenses increased to $4.7 million from $4.0 million during the year ended December 31, 2003, an increase of $0.7 million or 17.5%. The following narrative sets forth additional information on certain noninterest expense categories which had significant changes.

During the year ended December 31, 2004, salaries and employee benefits increased to $2,667,427 from $2,120,616 for the year ended December 31, 2003, an increase of $546,811 or 25.8%. These increases were primarily due to an increase in the number of employees at the Bank commensurate with the growth of the Bank and annual compensation and benefit increases for employees.

Data processing expense increased to $385,806 during the year ended December 31, 2004 from $313,629 during the year ended December 31, 2003, an increase of $72,177 or 23.0%. The increase in data processing expense from December 31, 2004 compared with December 31, 2003 was commensurate with the growth of the Bank.

Income Tax Provision

During the year ended December 31, 2004 the income tax provision was $995,684 compared to $416,236 for the year ended December 31, 2003. The blended income tax rate in effect for the Bank is 35.5%, compared to the statutory federal income tax rate of 34%, and Florida State income tax rate of 3.6%, net of the federal tax benefit attributable to the state tax. These rate differences result from permanent differences in both years and tax exempt income in 2004 and 2003.

Comparison of Results of Operation for 2003 to 2002

General

The Bank’s net income was $794,327, or $.90 per share, for the year ended December 31, 2003. The Bank’s net income for the year ended December 31, 2002 was $412,894, or $.47 per share.

Net interest income

The Bank’s net interest income was $4.8 million for the year ended December 31, 2003 compared to $3.3 million for the year ended December 31, 2002, an increase of $1.5 million or 45.4%. The increase resulted from an increase in average earning assets of $34.3 million or 40.0%, offset partially by reduced rates. During the year ended December 31, 2003, interest income on investments and interest bearing cash equivalents decreased by $84 thousand over the year ended December 31, 2002. The decrease was due to reduction of interest rates, offset by an increase of $1.2 million in average balances of investments and interest bearing cash equivalents from $15.9 million for the year ending December 31, 2002 to $17.1 million for the period ending December 31, 2003. During the year ending December 31, 2003, interest expense on interest bearing liabilities increased by $13 thousand over 2002. This increase was limited by an decrease in interest rates during the year. The average interest bearing liabilities increased by $32.1 million from $72.3 million for the year ended December 31, 2002 to $104.4 million for the year ended December 31, 2003.

Provision for Loan Losses

The provision for loan losses is charged to earnings to bring the allowance for loan losses to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, the amounts of non-performing loans, general economic conditions, particularly as they relate to the Bank’s market area, and other factors related to the collectibility of the Bank’s loan portfolio. For the year ended December 31, 2003 the provision for loan losses was $440,500, as compared to $362,250 for the year ended December 31, 2002. This increase of $78,250 from 2002 to 2003 was attributable to the increase in net loans of $37.4 million to $140.7 million for the year ended December 31, 2003. As of December 31, 2003 and 2002, the allowance for loan losses was 1.28% and 1.36%, respectively, of total loans receivable.

Noninterest Income

Noninterest income is primarily composed of deposit service charges and fees. Noninterest income was $803,232 for the year ended December 31, 2003 versus $504,253 for the year ended December 31, 2002, or an increase of $298,979, or 59.2%. This increase was attributable to service charges and NSF fees on deposit accounts resulting from a 70.5% increase in demand deposits, loan origination fees for loans originated for third parties, coupled with an attempt to minimize waived service charges.

Noninterest Expenses

During the year ended December 31, 2003, noninterest expenses increased to $4.0 million from $2.8 million during the year ended December 31, 2002, or an increase of 42.8%. The following narrative sets forth additional information on certain noninterest expense categories which had significant changes.

During the year ended December 31, 2003, salaries and employee benefits increased to $2,120,616 from $1,319,521 for the year ended December 31, 2002, an increase of $801,095. These increases were primarily due to an increase in the number of employees at the Bank commensurate with the growth of the Bank and annual compensation and benefit increases for employees.

Occupancy expense increased to $594,071 during the year ended December 31, 2003 from $370,288 during the year ended December 31, 2002, an increase of $223,783 or 60.4%. The reason for the increase in occupancy related expenses from December 31, 2003 compared with December 31, 2002 was due to opening of the new branch in May 2002 and operations center in June 2003.

Income Tax Provision

During the year ended December 31, 2003 the income tax provision was $416,236 compared to $233,151 for December 31, 2002. The blended income tax rate in effect for the Bank is 34.6%, compared to the statutory federal income tax rate of 34%, and Florida State income tax rate of 3.6%, net of the federal tax benefit attributable to the state tax. These rate differences result from permanent differences in both years and tax exempt income in 2003.

Asset/Liability Management

A principal objective of the Company’s asset/liability management strategy is to minimize its exposure to changes in interest rates by matching the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities. This strategy is overseen in part through the direction of the Asset and Liability Committee which establishes policies and monitors results to control interest rate sensitivity.

Management evaluates interest rate risk and then formulates guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to maintain interest rate risk within target levels for the appropriate level of risk which are determined by the Committee. The Committee uses internally generated reports to measure the Bank’s interest rate sensitivity. From these reports, the Committee can estimate the net earnings effect of various interest rate scenarios.

As a part of the Company’s interest rate risk management policy, the Committee examines the extent to which its assets and liabilities are “interest rate sensitive” and monitors the bank’s interest rate sensitivity “gap.” An asset or liability is considered to be interest rate sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If the repricing of each bank’s assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate “gap” analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, the Committee also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or period of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as “interest rate caps”) which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment (on loans) and early withdrawal (of deposit accounts) levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

Management’s strategy is to maintain a balanced interest rate risk position to protect its net interest margin from market fluctuations.

Principal among the Company’s asset/liability management strategies has been the emphasis on managing its interest rate sensitive liabilities in a manner designed to attempt to reduce the Company’s exposure during periods of fluctuating interest rates. Management believes that the type and amount of the Company’s interest rate sensitive liabilities may reduce the potential impact that a rise in interest rates might have on the Company’s net interest income. The Company seeks to maintain a core deposit base by providing quality services to its customers without significantly increasing its cost of funds or operating expenses. Management anticipates that these accounts will continue to comprise a significant portion of the Company’s total deposit base. The Company also maintains a portfolio of liquid assets in order to reduce its overall exposure to changes in market interest rates. The Company also maintains a “floor,” or minimum rate, on certain of its floating or prime based loans. These floors allow the Company to continue to earn a higher rate when the floating rate falls below the established floor rate.

The following table sets forth certain information relating to the Company’s interest-earning assets and interest-bearing liabilities at December 31, 2004 that are estimated to mature or are scheduled to reprice within the period shown ($ in thousands):

	Under 3 Months	3 to 12 Months	1-5 Years	Over Five Years	Total
Interest-earning deposits	$75	—	—	—	75
Federal funds sold	2,146	—	—	—	2,146
Loans(1)	77,268	15,750	57,631	4,544	155,193
Securities(2)	739	2,218	11,830	7,762	22,549

Total rate-sensitive assets (earning assets)	$80,228	17,968	69,461	12,306	179,963

Money market(3)	29,791	—	—	—	29,791
Savings and NOW deposits(3)	20,491	—	—	—	20,491
Time deposits(3)	17,662	45,166	15,247	—	78,075
Other borrowings	580	1,000	14,000	3,000	18,580

Total rate-sensitive liabilities	$68,524	46,166	29,247	3,000	146,937

Gap (repricing differences)	$11,704	(28,198)	40,214	9,306	33,026

Cumulative Gap	$11,704	(16,494)	23,720	33,026

Cumulative GAP/total assets	6.2%	(8.7)%	12.6%	17.5%

Cumulative GAP/total earning assets	6.5%	(9.2)%	13.2%	18.4%

Total assets					$188,636

Total earning assets					$179,963

(1)	In preparing the table above, adjustable-rate loans were included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans were scheduled according to their contractual maturities.
(2)	Securities were scheduled based on their remaining maturity or repricing frequency. Fixed-rate mortgage-backed securities are scheduled ratably over five years. Includes FHLB stock grouped in over five years.
(3)	Excludes noninterest-bearing deposit accounts. Money-market, NOW, and savings deposits were regarded as maturing immediately. All other time deposits were scheduled through the maturity dates.

Selected Quarterly Results

	2004				2003
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$2,746	2,410	2,253	2,062	1,920	1,870	1,702	1,597
Interest expense	756	709	611	582	593	559	547	581
Net interest income	1,990	1,701	1,642	1,480	1,327	1,311	1,155	1,016
Provision for loan losses	—	—	69	133	94	82	154	111
Noninterest income	173	185	217	329	193	241	210	159
Noninterest expense	1,315	1,085	1,154	1,158	1,019	1,093	959	890
Earnings before income taxes	848	801	636	518	407	377	252	174
Net earnings	547	517	415	328	299	225	159	111
Basic earnings per common share	.45	.40	.32	.26	.34	.25	.18	.13
Diluted earnings per common share	.45	.40	.31	.24	.32	.25	.18	.12

Impact of Inflation and Changing Prices

The financial statements and related financial data concerning the Company presented in this Proxy Statement have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Item 7.	Financial Statements

The financial statements of the Company as of and for the year ended December 31, 2004 are set forth in this Form 10-KSB as Exhibit 13.1.

Item 8.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The information contained under the section captioned “Independent Certified Public Accountants” in the Company’s Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 25, 2005, to be filed with the SEC pursuant to Regulation 14A within 120 days of the Company’s fiscal year end (the “Proxy Statement”), is incorporated herein by reference.

Item 8A.	Controls and Procedures

(a) Evaluation of disclosure controls and procedures. The Company maintains controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed within 90 days of the filing date of this report, the Chief Executive and Chief Financial officers of the Company concluded that the Company’s disclosure controls and procedures were adequate.

(b) Changes in internal controls. The Company made no significant changes in its internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation of those controls by the Chief Executive and Chief Financial officers.

Item 8B.	Other Information

Not applicable.

PART III

Item 9.	Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

The information contained under the sections captioned “Directors” and “Executive Officers” under “Election of Directors” and “Section 16(a) Reporting Requirements” in the Proxy Statement, is incorporated herein by reference.

Item 10.	Executive Compensation

The Company has a Code of Ethics that applies to its principal executive officer and principal financial officer (who is also its principal accounting officer), a copy of which is included with this Form 10-KSB as Exhibit 14.1. The information contained in the section captioned “Information About the Board of Directors and Its Committees,” and “Executive Compensation and Benefits” under “Election of Directors” in the Proxy Statement, is incorporated herein by reference.

Item 11.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information contained in the section captioned “Directors” and under “Election of Directors,” in the Proxy Statement, is incorporated herein by reference.

Item 12.	Certain Relationships and Related Transactions

The information contained in the section entitled “Certain Transactions” under “Election of Directors” in the Proxy Statement is incorporated herein by reference.

Item 13.	Exhibits

3.1	Articles of Incorporation of Florida Choice Bankshares.

3.2	Form of Bylaws of Florida Choice Bankshares, Inc.

4.0	Form of Common Stock Certificate of Florida Choice Bankshares, Inc.

10.1	Employment Agreement, dated February 28, 2005, between Florida Choice Bank and Kenneth E. LaRoe.**

10.2	Form of Florida Choice Bank Employee Stock Option Plan. * /**

10.3	Form of Florida Choice Bank Director Stock Option Plan. * /**

10.4	Employment Agreement, dated February 28, 2005, between Florida Choice Bank and Robert L. Porter.**

10.5	Employment Agreement, dated February 28, 2005, between Florida Choice Bank and John R. Warren.**

10.6	Employment Agreement, dated October 18, 2004, between Florida Choice Bank and Stephen R. Jeuck.**

13.1	Financial Statements

14.1	Code of Ethics

21.1	Subsidiaries of the Registrant

23.1	Consent of Hacker, Johnson & Smith PA

23.2	Consent of Osburn Henning and Company

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act

32.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to Florida Choice Bank’s Registration Statement on Form 10-SB filed with the FDIC on April 30, 2000.
**	Constitutes a management contract or compensation arrangement.

Item 14.	Principal Accountant Fees and Services

The information contained in the section captioned “Independent Certified Public Accountants” in the Proxy Statement is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be duly signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mt. Dora, State of Florida, on the 22nd day of March, 2005.

FLORIDA CHOICE BANKSHARES, INC.

/s/ Kenneth E. LaRoe
Kenneth E. LaRoe
Chairman and Chief Executive Officer

/s/ Stephen R. Jeuck
Stephen R. Jeuck
Chief Financial Officer (Principal financing officer and principal accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on March 22, 2005.

Signature	Title

/s/ Jeffrey D. Baumann, M.D. Jeffrey D. Baumann, M.D	Director

/s/ W. Kelly Bowman, M.D. W. Kelly Bowman, M.D.	Director

/s/ Derek C. Burke Derek C. Burke	Director

/s/ Dominic T. Coletta Dominic T. Coletta	Director

/s/ Kenneth E. LaRoe Kenneth E. LaRoe	Director

/s/ Gordon G. Oldham, III Gordon G. Oldham, III	Director

/s/ Robert L. Porter Robert L. Porter	Director

/s/ John R. Warren John R. Warren	Director

Florida Choice Bankshares, Inc.

Form 10-KSB

For Fiscal Year Ending December 31, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit
3.1	Articles of Incorporation of Florida Choice Bankshares, Inc.

3.2	Form of Bylaws of Florida Choice Bankshares, Inc.

4.0	Form of Common Stock Certificate of Florida Choice Bankshares, Inc.

10.1	Employment Agreement dated February 28, 2005 between Florida Choice Bank and Kenneth E. LaRoe

10.4	Employment Agreement dated February 28, 2005 between Florida Choice Bank and Robert L. Porter

10.5	Employment Agreement dated February 28, 2005 between Florida Choice Bank and John R. Warren

10.6	Employment Agreement dated October 18, 2004 between Florida Choice Bank and Stephen R. Jeuck

13.1	Financial Statements of Florida Choice Bankshares, Inc. and Subsidiary

14.1	Code of Ethics for Chief Executive Officer and Senior Financial Officer

21.1	Subsidiaries of the Registrant

23.1	Consent of Hacker, Johnson & Smith PA

23.2	Consent of Osburn Henning and Company

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act

32.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 3.1

ARTICLES OF INCORPORATION

OF

FLORIDA CHOICE BANKSHARES, INC.

The undersigned, being of legal age and desiring to form a corporation (hereinafter referred to as the “Corporation”) pursuant to the provisions of the Florida Business Corporation Act, as amended (such Act, as amended from time to time, is hereinafter referred to as the “Act”), executes the following Articles of Incorporation.

ARTICLE I

Name

The name of the Corporation is Florida Choice Bankshares, Inc.

ARTICLE II

Duration

This Corporation shall commence its existence immediately upon the filing of these Articles of Incorporation and shall have perpetual duration unless sooner dissolved according to law.

ARTICLE III

Purpose and General Powers

The general purpose of the Corporation shall be the transaction of any and all lawful business for which corporations may be incorporated under the Act. The Corporation shall have all of the powers enumerated in the Act and all such other powers as are not specifically prohibited to corporations for profit under the laws of the State of Florida.

ARTICLE IV

Capital Stock

A. Number and Class of Shares Authorized; Par Value.

The Corporation is authorized to issue the following shares of capital stock:

(1) Common Stock. The aggregate number of shares of common stock (referred to in these Articles of Incorporation as “Common Stock”) which the Corporation shall have authority to issue is 5,000,000 with a par value of $5.00 per share.

(2) Preferred Stock. The aggregate number of shares of preferred stock (referred to in these Articles of Incorporation as “Preferred Stock”) which the Corporation shall have authority to issue is 1,000,000 with a par value of $.01 per share.

B. Description of Remaining Shares of Preferred Stock.

The terms, preferences, limitations and relative rights of the shares of Preferred Stock are as follows:

(1) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited

(including, by way of illustration and not limitation, in excess of one vote per share), or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(a) The distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution of the Board of Directors; and

(b) The rate and manner of payment of dividends payable on shares of such series, including the dividend rate, date of declaration and payment, whether dividends shall be cumulative, and the conditions upon which and the date from which such dividends shall be cumulative; and

(c) Whether shares of such series shall be redeemed, the time or times when, and the price or prices at which, shares of such series shall be redeemable, the redemption price, the terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares; and

(d) The amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation; and

(e) The rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock, other securities, or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(f) The voting rights, if any, and whether full or limited, of the shares of such series, which may include no voting rights, one vote per share, or such higher number of votes per share as may be designated by the Board of Directors; and

(g) The preemptive or preferential rights, if any, of the holders of shares of such series to subscribe for, purchase, receive, or otherwise acquire any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of any bonds, debentures, notes, or other securities of the Corporation, whether or not convertible into shares of stock with the Corporation.

(2) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series. When payment of the consideration for which shares of Preferred Stock are to be issued shall have been received by the Corporation, such shares shall be deemed to be fully paid and nonassessable.

C. Common Stock Voting Rights.

Each record holder of Common Stock shall be entitled to one vote for each share held. Holders of Common Stock shall have no cumulative voting rights in any election of directors of the Corporation.

D. Preemptive Rights.

Holders of Common Stock shall not have as a matter of right any preemptive or preferential right to subscribe for, purchase, receive, or otherwise acquire any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of any bonds, debentures, notes, or other securities of the Corporation, whether or not convertible into shares of stock of the Corporation.

ARTICLE V

Initial Registered Office and Agent; Principal Place of Business

The initial registered office of this Corporation shall be located at the City of Mt. Dora, County of Lake and State of Florida, and its address there shall be, at present, 18055 U.S. Highway 441, Mt. Dora, FL 32757, and the initial registered agent of the Corporation at that address shall be Kenneth E. LaRoe. The Corporation may change its registered agent or the location of its registered office, or both, from time to time without amendment of these Articles of Incorporation. The principal place of business and the mailing address of the Corporation shall be: 18055 U.S. Highway 441, Mt. Dora, FL 32757.

ARTICLE VI

Initial Board of Directors

The initial Board of Directors of the Corporation shall consist of one director. The name and street address of the initial director of this Corporation is:

Name	Address
Kenneth E. LaRoe	18055 U.S. Highway 441
Mt. Dora, FL 32757

The number of Directors of this Corporation shall be the number from time to time fixed by the Shareholders, or by the Directors, in accordance with the terms and conditions of the Bylaws, but at no time shall said number of Directors be less than one.

ARTICLE VII

Incorporator

The name and street address of the person signing these Articles of Incorporation as Incorporator are:

Kenneth E. LaRoe

18055 U.S. Highway 441

Mt. Dora, FL 32757

ARTICLE VIII

Bylaws

The power to adopt, alter, amend or repeal bylaws shall be vested in the Board of Directors.

ARTICLE IX

Amendment

This Corporation reserves the right to amend or repeal any provisions contained in these Articles of Incorporation, or any amendment hereto, and any right conferred upon the shareholders is subject to this reservation.

ARTICLE X

Headings and Captions

The headings or captions of these various Articles of Incorporation are inserted for convenience and none of them shall have any force or effect, and the interpretation of the various articles shall not be influenced by any of said headings or captions.

IN WITNESS WHEREOF, the undersigned does hereby make and file these Articles of Incorporation declaring and certifying that the facts stated herein are true, and hereby subscribes thereto and hereunto sets his hand and seal this 22nd day of October, 2004.

/s/ Kenneth E. LaRoe
Kenneth E. LaRoe

STATE OF FLORIDA	)
COUNTY OF LAKE	)

The foregoing instrument was acknowledged before me this 22nd day of October, 2004, by Kenneth E. LaRoe.

/s/ Tanya M. Evans
Printed Name: Tanya M. Evans
Notary Public, State of Florida

Personally Known ☒ or Produced Identification ☐

Type of Identification Produced

CERTIFICATE DESIGNATING PLACE OF BUSINESS FOR THE

SERVICE OF PROCESS WITHIN FLORIDA AND REGISTERED

AGENT UPON WHOM PROCESS MAY BE SERVED

In compliance with Sections 48.091 and 607.0501, Florida Statutes, the following is submitted:

Florida Choice Bankshares, Inc. (the “Corporation”) desiring to organize as a domestic corporation or qualify under the laws of the State of Florida has named and designated Kenneth E. LaRoe as its Registered Agent to accept service of process within the State of Florida with its registered office located at 18055 U.S. Highway 441, Mt. Dora, FL 32757.

ACKNOWLEDGMENT

Having been named as Registered Agent for the Corporation at the place designated in this Certificate, I hereby agree to act in this capacity; and I am familiar with and accept the obligations relating to service as a registered agent, as the same may apply to the Corporation; and I further agree to comply with the provisions of Florida Statutes, Section 48.091 and all other statutes, all as the same may apply to the Corporation relating to the proper and complete performance of my duties as Registered Agent.

Dated this 22nd day of October, 2004.

/s/ Kenneth E. LaRoe
Kenneth E. LaRoe, Registered Agent

EXHIBIT 3.2

BYLAWS

OF

FLORIDA CHOICE BANKSHARES, INC.

BYLAWS

OF

FLORIDA CHOICE BANKSHARES, INC.

ARTICLE I

Meeting of Shareholders

Section 1. Annual Meeting. The annual meeting of the shareholders of this Corporation shall be held following the end of the Corporation’s fiscal year at such time as shall be determined by the Board of Directors. The annual meeting shall be held for the election of directors of the Corporation and the transaction of any business which may be brought before the meeting. The annual meeting of the shareholders for any year shall be held no later than thirteen months after the last preceding annual meeting of shareholders. The failure to hold the annual meeting at the time stated shall not affect the validity of any corporate action and shall not work a forfeiture of or dissolution of the Corporation. Annual meetings shall be held at the Corporation’s principal office unless stated otherwise in the notice of the annual meeting.

Section 2. Special Meetings. Special meetings of the shareholders shall be held when directed by the Chairman of the Board, the Chief Executive Officer or the Board of Directors, or when requested in writing by the holders of not less than one-half of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. Shareholders should sign, date, and deliver to the Corporation’s Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. A meeting requested by shareholders shall be called for a date not less than ten nor more than sixty days after the request is made. The call for the meeting shall be issued by the Secretary, unless the Chairman of the Board, the President, the Board of Directors, or shareholders requesting the calling of the meeting shall designate another person to do so.

Section 3. Place. Meetings of shareholders may be held either within or without the State of Florida. Unless otherwise directed by the Board of Directors, meetings of the shareholders shall be held at the principal offices of the Corporation in the State of Florida.

Section 4. Action by Shareholders Without a Meeting. Action that is required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote if the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than a minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted. In order to be effective, the action must be evidenced by one or more written consents describing the action taken, dated and signed by approving shareholders having the requisite number of votes of each voting group entitled to vote thereon, and delivered to the Corporation by delivery to its principal office in this State, its principal place of business, the corporate secretary, or another officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded. No written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the date of the earliest dated consent delivered in the manner required by this Section, written consent signed by the number of holders required to take action is delivered to the Corporation by delivery as set forth in this Section.

Any written consent may be revoked prior to the date that the Corporation receives the required number of consents to authorize the proposed action. No revocation shall be effective unless in writing and until received by the Corporation at its principal office in this State or its principal place of business, or received by the corporate secretary or other officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded.

Within ten days after obtaining such authorization by written consent, notice must be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action and, if the action be such for which dissenters’ rights are provided under Florida law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of Florida law regarding the rights of dissenting shareholders.

A consent signed under this Section has the effect of a meeting vote and may be described as such in any document.

Whenever action is taken pursuant to this Section, the written consent of the shareholders consenting thereto or the written reports of inspectors appointed to tabulate such consents shall be filed with the minutes of proceedings of shareholders.

Section 5. Notice of Meeting. The Corporation shall notify shareholders in writing of the date, time, and place of each annual and special shareholders’ meeting no fewer than ten or more than sixty days before the meeting date. Notice of a shareholders’ meeting may be communicated or delivered to any shareholder in person, or by teletype, telegraph or other form of electronic communication, or by mail, by or at the direction of the Chairman of the Board, the President, the Secretary, or the officer or persons calling the meeting. If notice is mailed, it shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 6. Notice of Adjourned Meetings. When an annual or special shareholders’ meeting is adjourned to a different date, time or place, notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting must be given to persons who are shareholders as of the new record date who are entitled to notice of the meeting.

Section 7. Waiver of Notice. A shareholder may waive any notice required by the Articles of Incorporation or Bylaws before or after the date and time stated in the notice. The waiver must be in writing, be signed by the shareholder entitled to the notice, and be delivered to the Corporation for inclusion in the minutes or filing with the corporate records. Attendance by a shareholder at a meeting waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting.

Section 8. Record Date. For the purpose of determining the shareholders entitled to notice of a shareholders’ meeting, to demand a special meeting, to vote, or to take any other action, the Board of Directors may fix the record date for any such determination of shareholders.

The record date for determining shareholders entitled to demand a special meeting is the date the first shareholder delivers his demand to the Corporation. The record date for determining shareholders entitled to take action without a meeting is the date the first signed written consent is delivered to the Corporation under Section 4 of this Article. A record date for purposes of this Section may not be more than 70 days before the meeting or action requiring a determination of shareholders.

If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 9. Shareholders’ List for Meeting. After fixing a record date for a meeting, the Corporation shall prepare an alphabetical list of the names of all its shareholders who are entitled to notice of a shareholders’ meeting, arranged by voting group with the address of, and the number and class and series, if any, of shares held by each. The shareholders’ list shall be available for inspection by any shareholder for a period of ten days prior to the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting at the Corporation’s principal office, at a place identified in the meeting notice in the city where the meeting will be held, or at the office of the Corporation’s transfer agent or registrar. A shareholder or his agent or attorney is entitled on written demand to inspect the list, during regular business hours and at the shareholder’s expense, during the period it is available for inspection.

The Corporation shall make the shareholders’ list available at the meeting, and any shareholder or his agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

Section 10. Voting Entitlement of Shares. Except as provided otherwise in the Articles of Incorporation or herein, each outstanding share, regardless of class, is entitled to one vote on each matter submitted to vote at a meeting of the shareholders. Shares standing in the name of another Corporation, domestic or foreign, may be voted by such officer, agent, or proxy as the bylaws of the corporate shareholder may prescribe or, in the absence of any applicable provisions, by such person as the board of directors of the corporate shareholder may designate. In the absence of any such designation or in case of conflicting designation by the corporate shareholder, the Chairman of the Board, the Vice Chairman, the President, any Vice President, the Secretary, and the Treasurer of the corporate shareholder, in that order, shall be presumed to be fully authorized to vote such shares.

Shares entitled to vote held by an administrator, executor, guardian, personal representative, or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name or the name of his nominee.

Shares held by or under the control of a receiver, a trustee in bankruptcy proceedings, or an assignee for the benefit of creditors may be voted by him without the transfer thereof into his name. Nothing herein contained shall prevent trustees or other fiduciaries holding shares registered in the name of a nominee from causing such shares to be voted by such nominee as the trustee or other fiduciary may direct. Such nominee may vote shares as directed by a trustee or other fiduciary without the necessity of transferring the shares to the name of the trustee or other fiduciary.

Section 11. Proxies. A shareholder, other person entitled to vote on behalf of a shareholder pursuant to law, or attorney in fact, may vote the shareholder’s shares in person or by proxy.

A shareholder may appoint a proxy to vote or otherwise act for him by signing an appointment form, either personally or by his attorney in fact. An executed telegram or cablegram appearing to have been transmitted by such person, or a photographic, photostatic, telecopy or equivalent reproduction of an appointment form is a sufficient appointment form. An appointment of a proxy is effective when received by the Secretary or other officer authorized to tabulate votes and is valid for up to eleven months unless a longer period is expressly provided in the appointment form.

The death or incapacity of a shareholder appointing a proxy does not affect the right of the Corporation to accept the proxy’s authority unless notice of the death or incapacity is received by the Secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment.

Section 12. Shareholder Quorum and Voting. A majority of the shares entitled to vote, represented in person or by proxy, shall constitutes a quorum at a meeting of shareholders.

If a quorum exists, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the

Articles of Incorporation or applicable law requires a greater number of affirmative votes. After a quorum has been established at a shareholders’ meeting, a subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

Section 13. Voting Trusts. One or more shareholders may create a voting trust, conferring on a trustee the right to vote or otherwise act for them, by signing an agreement setting out the provisions of the trust (which may include anything consistent with its purpose) and transferring their shares to the trustee. When a voting trust agreement is signed, the trustee shall prepare a list of the names and addresses of all owners of beneficial interests in the trust, together with the number and class of shares each transferred to the trust, and deliver copies of the list and agreement to the Corporation’s principal office. After filing a copy of the list and agreement in the Corporation’s principal office, such copy shall be open to inspection by any shareholder of the Corporation or any beneficiary of the trust under the agreement during business hours.

A voting trust is valid for not more than ten years after its effective date, provided that all or some of the parties to a voting trust may extend it for additional terms of not more than ten years each by signing an extension agreement and obtaining the voting trustee’s written consent to the extension. An extension is valid for the period set forth therein, up to ten years, from the date the first shareholder signs the extension agreement. The voting trustee must deliver copies of the extension agreement and list of beneficial owners to the Corporation’s principal office. An extension agreement binds only those parties signing it.

Section 14. Shareholders’ Agreements. Two or more shareholders may provide for the manner in which they will vote their shares by signing an agreement for that purpose.

When a shareholders’ agreement is signed, the shareholders parties thereto shall deliver copies of the agreement to the Corporation’s principal office. After filing a copy of the agreement in a Corporation’s principal office, such copy shall be open to inspection by any shareholder of the Corporation, or any party to the agreement during business hours.

ARTICLE II

Directors

Section 1. General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of its Board of Directors.

Section 2. Qualifications of Directors. Directors must be natural persons who are eighteen years of age or older but need not be residents of this state or shareholders of this Corporation.

Section 3. Number. The Board of Directors of this Corporation as of the date of adoption of these Bylaws shall consist of five (5) members. The number of directors may be increased or decreased from time to time by action of the Board of Directors, but no decrease shall have the effect of shortening the terms of any incumbent director. Directors are elected at each annual meeting of shareholders.

Section 4. Election and Term. Each person named in the Articles of Incorporation as a member of the initial Board of Directors shall hold office until the first shareholders’ meeting at which directors are elected and until such person’s successor shall have been elected and qualified or until such person’s earlier resignation, removal from office or death.

At the first annual meeting of shareholders and at each annual meeting thereafter the shareholders shall elect directors to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which such director is elected and until such director’s successor shall have been elected and qualified or until such director’s earlier resignation, removal from office or death.

Section 5. Vacancy on Board. Subject to Section 3 above, any vacancy occurring in the Board of Directors, including a vacancy from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders.

Section 6. Removal of Directors by Shareholders. The shareholders may remove one or more directors with or without cause. A director may be removed by the shareholders at a meeting of shareholders, provided the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director.

Section 7. Compensation. The Board of Directors shall have authority to fix the compensation of directors.

Section 8. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless such director votes against such action or abstains from voting in respect thereto because of an asserted conflict of interests.

Section 9. Directors’ Meetings. The Board of Directors may hold regular or special meetings in or out of the state. Meetings of the Board of Directors may be called at any time by the Chairman of the Board, by the President of the Corporation, or by any two directors.

Section 10. Notice of Meetings. Regular meetings of the Board of Directors may be held without notice of the date, time, place or purpose of the meetings. Special meetings of the Board of Directors must be preceded by at least two days’ notice of the date, time and place of the meeting.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 11. Waiver of Notice. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Section 12. Quorum and Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board of Directors.

Section 13. Action by Directors Without a Meeting. Any action required or permitted by law to be taken at a Board of Directors’ meeting or committee meeting may be taken without a meeting if action is taken by all members of the Board or the committee. The action must be evidenced by one or more written consents describing the action taken and signed by each director or committee member. Action taken shall be effective when the last director signs the consent, unless the consent specifies a different effective date. The consent signed shall have the effect of a meeting vote and may be described as such in any document.

Section 14. Adjournments. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

Section 15. Participation by Conference Telephone. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 16. Certain Action Requiring Two-Thirds Approval. Each of the following actions shall require the approval of two-thirds of the full board of directors:

(a) Any merger, sale of substantially all of the assets, or consolidation of the Corporation.

(b) Any acquisition of a bank by the Corporation or de novo bank formation.

(c) Any consolidation or other disposition of the bank.

(d) The addition of a new member to the Corporation’s Board of Directors.

(e) Major capital expenses or strategic initiatives outside the business plan or budget of the bank (in accordance with guidelines adopted by the Board from time to time).

(f) The award of stock options.

(g) Payment of Corporation dividends.

(h) Any recapitalization or reorganization of the Corporation, or the bank.

(i) The approval or change of any benefits for any executive officer of the Corporation or the bank.

(j) Any repeal or revocation of any of the foregoing.

In addition, the following action shall be subject to prior approval by a majority of the full Board of Directors:

(a) The budget and business plan of the bank.

(b) The election of directors of the bank.

(c) Removal of any bank directors.

ARTICLE III

Board Committees

Section 1. Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members one or more other committees each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except that no committee shall have the authority to:

(a) Approve or recommend to shareholders actions or proposals required by law to be approved by shareholders.

(b) Fill vacancies on the Board of Directors or any committee thereof.

(c) Adopt, amend, or repeal the Bylaws.

(d) Authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors.

(e) Authorize or approve the issuance or sale, or contract for the sale of shares, or determine the designation and relative rights, preferences, and limitations of a voting group except that the Board of Directors may authorize a committee (or a senior executive officer of the Corporation) to do so within limits specifically prescribed by the Board of Directors.

Each committee must have two or more members who serve at the pleasure of the Board of Directors. The Board, by resolution adopted in accordance with this Section, may designate one or more directors as alternate members of any such committee who may act in the place and stead of any absent member or members at any meeting of such committee.

Neither the designation of any such committee, the delegation thereto of authority, nor action by such committee pursuant to such authority shall alone constitute compliance by any member of the Board of Directors not a member of the committee in question with his responsibility to act in good faith, in a manner he reasonably believes to be in the best interest of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

ARTICLE IV

Officers

Section 1. Officers, Election and Terms of Office. The principal officers of this Corporation shall consist of a Chairman of the Board, a Vice Chairman of the Board, a President, a Chief Executive Officer, a Secretary and a Treasurer, and such other officers as the Board may from time to time determine, each of whom shall be elected by the Board of Directors at the first meeting of directors immediately following the annual meeting of shareholders of this Corporation, and shall hold their respective offices from the date of the meeting at which elected until the time of the next succeeding meeting of the Board following the annual meeting of the shareholders. The Board of Directors shall have the power to elect or appoint, for such term as it may see fit, such other officers and assistant officers and agents as it may deem necessary, and to prescribe such duties for them to perform as it may deem advisable. Any two or more offices may be held by the same person. Failure to elect an officer shall not affect the existence of the Corporation.

Section 2. Resignation and Removal of Officers. An officer may resign at any time by delivering notice to the Corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor does not take office until the effective date.

The Board of Directors may remove any officer at any time with or without cause. Any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer. Removal of any officer shall be without prejudice to the contract rights, if any, of the person so removed; however, election or appointment of an officer or agent shall not of itself create contract rights.

Section 3. Vacancies. Any vacancy, however occurring, in any office may be filled by the Board of Directors.

Section 4. Chief Executive Officer. Such person shall serve as the chief executive officer of the Corporation and, subject to the provisions of these Bylaws and any limitations imposed by the Board of Directors, shall have general charge of the business, affairs, and property of the Corporation and general supervision over its other officers, agents, and employees. The Chief Executive Officer shall have the power and authority to execute contracts, deeds, notes, mortgages, bonds, and other instruments and documents in the name of the Corporation and on its behalf, subject, however, to any limitations imposed by the Board of Directors. The Chief Executive Officer shall report to the Board of Directors. Unless otherwise expressly provided by the Board of Directors, the Chief Executive Officer shall perform the duties and exercise the powers of any officer during any absence or disability of such officer.

Section 5. Chairman of the Board. The Chief Executive Officer shall also serve as the Chairman of the Board. The Chairman of the Board shall have the power and authority to execute contracts, deeds, notes, mortgages, bonds, and other instruments and documents in the name of the Corporation and on its behalf, subject, however, to any limitations imposed by the Board of Directors. The Chairman of the Board shall preside at all meetings of the shareholders and the Board of Directors and shall generally have and perform such other duties as may from time to time be conferred or assigned by the Board of Directors. The Chairman of the Board shall perform the duties and exercise the powers of the Chief Executive Officer during any absence or disability of such officer.

Section 6. Vice Chairman. The Board of Directors may appoint one or more of its members to be Vice Chairman of the Board. The Vice Chairman shall have the power and authority to execute contracts, deeds, notes, mortgages, bonds, and other instruments and documents in the name of the Corporation and on its behalf, subject, however, to any limitations imposed by the Board of Directors. The Vice Chairman of the Board shall also have and may exercise such further executive powers and duties as from time to time may be conferred upon or assigned by the Board of Directors or, in the absence of such action by the Board, by the Chairman of the Board or the Chief Executive Officer.

Section 7. President. Subject to the provisions of these Bylaws and any limitations imposed by the Board of Directors, the President shall have such general executive powers as usually pertain to such office or as may be properly required by the Board of Directors. The President shall have the power and authority to sign certificates evidencing the capital stock of the Corporation and execute contracts, deeds, notes, mortgages, bonds, and other instruments and documents in the name of the Corporation and on its behalf, subject, however, to any limitations imposed by the Board of Directors. The President shall report to the Chief Executive Officer.

Section 8. Secretary. The Secretary shall keep the minutes of all meetings of the shareholders and the Board of Directors in a book or books to be kept for such purposes, and also, when so requested, the minutes of all meetings of committees in a book or books to be kept for such purposes. The Secretary shall attend to giving and serving of all notices, and such Secretary shall have charge of all books and papers of the Corporation, except those hereinafter directed to be in charge of the Treasurer, or except as otherwise expressly directed by the Board of Directors. The Secretary shall keep the stock certificate book or books. The Secretary shall be the custodian of the seal of the Corporation. The Secretary may sign as Secretary of the Corporation, with the President in the name of the Corporation and on its behalf, all contracts, deeds, mortgages, bonds, notes and other papers, instruments and documents, except as otherwise expressly provided by the Board of Directors, and as such, the Secretary shall affix the seal of the Corporation thereto when required thereby. Under the direction of the Board of Directors, the Chairman of the Board or the President, the Secretary shall perform all the duties usually pertaining to the office of Secretary; and such Secretary shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board or the President.

Section 9. Treasurer. The Treasurer shall have the custody of all the funds and securities of the Corporation except as may be otherwise provided by the Board of Directors, and the Treasurer shall make such disposition of the funds and other assets of the Corporation as such Treasurer may be directed by the Board of Directors. The Treasurer shall keep or cause to be kept a record of all money received and paid out, and all vouchers and receipts given therefor, and all other financial transactions of the Corporation. The Treasurer shall have general charge of all financial books, vouchers and papers belonging to the Corporation or pertaining to its business. The Treasurer shall render an account of the Corporation’s funds at the first meeting of the Board of Directors immediately following the annual meeting of shareholders of this Corporation, and at such other meetings as such Treasurer may be requested, and such Treasurer shall make an annual statement of the finances of the Corporation. If at any time there is a person designated as Comptroller of the Corporation, the Treasurer may delegate to such Comptroller such duties and powers as to the Treasurer may seem proper. The Treasurer shall perform such other duties as are usually incident by law or otherwise to the office of the Treasurer, and as such Treasurer may be directed or required by the Board of Directors, the Chairman of the Board or the President.

Section 10. Delegation of Duties. In the case of the absence or disability of any officer of the Corporation, or in case of a vacancy in any office or for any other reason that the Board of Directors may deem sufficient, the Board of Directors, except as otherwise provided by law, may delegate the powers or duties of any officer during the period of such officer’s absence or disability to any other officer or to any director.

ARTICLE V

Stock Certificates

Section 1. Issuance. Every holder of shares in this Corporation shall be entitled to have a certificate, representing all shares to which such holder is entitled. No certificate shall be issued for any share until such share is fully paid.

Section 2. Signatures; Form. Certificates representing shares in this Corporation shall be signed by the Chairman of the Board, Vice Chairman of the Board, Chief Executive Officer, or President and the Secretary and may be sealed with the seal of this Corporation or a facsimile thereof. The signatures of the officers may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer at the date of its issuance.

Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize such restrictions upon the certificate. Alternatively, each certificate may state conspicuously that the Corporation will furnish to any shareholder upon request and without charge a full statement of such restrictions.

Section 3. Transfer of Stock. Shares of stock of the Corporation shall be transferred on the books of the Corporation only upon surrender to the Corporation of the certificate or certificates representing the shares to be transferred accompanied by an assignment in writing of such shares properly executed by the shareholder of record or his duly authorized attorney in fact and with all taxes on the transfer having been paid. The Corporation may refuse any requested transfer until furnished evidence satisfactory to it that such transfer is proper. Upon the surrender of a certificate for transfer of stock, such certificate shall be marked on its face “Canceled.” The Board of Directors may make such additional rules concerning the issuance, transfer and registration of stock as it deems appropriate.

If any holder of any stock of the Corporation shall have entered into an agreement with any other holder of any stock of the Corporation or with the Corporation, or both, relating to a sale or sales or transfer of any shares of stock of the Corporation, or wherein or whereby any restriction or condition is imposed or placed upon or in connection with the sale or transfer of any share of stock of the Corporation, and if a duly executed or certified copy thereof shall have been filed with the Secretary of the Corporation, none of the shares of stock covered by such agreement or to which it relates, of any such contracting shareholder, shall be transferred upon the books of the Corporation until there has been filed with the Secretary of the Corporation evidence satisfactory to the Secretary of the Corporation of compliance with such agreement, and any evidence of any kind or quality, of compliance with the terms of such agreement which the Secretary deems satisfactory or sufficient shall be conclusive upon all parties interested; provided, however, that neither the Corporation nor any director, officer, employee or transfer agent thereof shall be liable for transferring or effecting or permitting the transfer of any such shares of stock contrary to or inconsistent with the terms of any such agreement, in the absence of proof of willful disregard thereof or fraud, bad faith or gross negligence on the part of the party to be charged; provided, further, that the certificate of the Secretary, under the seal of the Corporation, bearing the date of its issuance by the Secretary, certifying that such an agreement is or is not on file with the Secretary, shall be conclusive as to such fact so certified for a period of five days from the date of such certificate, with respect to the rights of any innocent purchaser or transferee for value of any such shares without actual notice of the existence of any restrictive agreement.

Section 4. Lost Certificates. Any shareholder claiming a certificate of stock to be lost or destroyed shall make affidavit or affirmation of the fact and the fact that such shareholder is the owner and holder thereof, and give notice of the loss or destruction of same in such manner as the Board of Directors may require, and shall give the Corporation a bond of indemnity in form, and with one or more sureties satisfactory to the Board of Directors, payable as may be required by the Board of Directors to protect the Corporation and any person injured by the issuance of the new certificate from any liability or expense which it or they may incur by reason of the original certificate remaining outstanding, whereupon the President or a Vice President and the Secretary or an Assistant Secretary may cause to be issued a new certificate in the same tenor as the one alleged to be lost or destroyed, but always subject to approval of the Board of Directors.

ARTICLE VI

Indemnification

Section 1. Definitions. For purposes of this Article VI, the following terms shall have the meanings hereafter ascribed to them:

(a) “Agent” includes a volunteer.

(b) “Corporation” includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, is in the same position with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(c) “Expenses” includes counsel’s fees, including those for appeal.

(d) “Liability” includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and Expenses actually and reasonably incurred with respect to a Proceeding.

(e) “Proceeding” includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

(f) “Serving at the Request of the Corporation” includes any service as a director, officer, employee, or agent of the Corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries.

(g) “Not Opposed to the Best Interest of the Corporation” describes the actions of a person who acts in good faith and in a manner he reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

(h) “Other Enterprise” includes employee benefit plans.

Section 2. Indemnification of Officers, Directors, Employees and Agents.

A. The Corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the Corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner in which he reasonably believed to be in, or not opposed to, the best interest of the Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

B. The Corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability that in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

C. To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in the defense of any proceeding referred to in subsection A or subsection B, or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

D. Any indemnification under subsection A or subsection B, unless pursuant to determination by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth herein. Such determination shall be made:

1. By the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such proceeding;

2. If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the Board of Directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

3. By independent legal counsel:

a. Selected by the Board of Directors or the committee;

b. If a quorum of the directors cannot be obtained and a committee cannot be designated, selected by majority vote of the full Board of Directors (in which directors who are parties may participate);

4. By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

E. Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons designated by independent legal counsel shall evaluate the reasonableness of expenses and may authorize indemnification.

F. Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the Corporation in advance of the final disposition of the such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the Corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the Board of Directors deems appropriate.

G. The indemnification and advancement of expenses provided pursuant to this Article are not exclusive, and the Corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

1. A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

2. A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

3. In the case of a director, a circumstance under which the liability provisions of Section 607.0834, Florida Statutes, are applicable; or

4. Willful misconduct or a conscious disregard for the best interests of the Corporation in a proceeding by or in the right of the Corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

H. Indemnification and advancement of expenses as provided in this Article shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

I. Notwithstanding the failure of the Corporation to provide indemnification, and despite any contrary determination of the Board or of the shareholders in the specific case, a director, officer, employee or agent of the Corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the Circuit Court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court ordered indemnification or advancement of expenses, if it determines that:

1. The director, officer, employee or agent is entitled to mandatory indemnification in which case the court shall also order the Corporation to pay the director reasonable expenses incurred in obtaining court ordered indemnification or advancement of expenses;

2. The director, officer, employee or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the Corporation of its power; or

3. The director, officer, employee or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth herein.

ARTICLE VII

General Provisions

Section 1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end on the last day of December in each year.

Section 2. Seal. The Board of Directors in its discretion may adopt a seal for the Corporation in such form as may be determined from time to time by the Board of Directors.

Section 3. Amendment of Bylaws. The Board of Directors shall have the power to appeal, alter, amend, and rescind these Bylaws.

CERTIFICATE OF ADOPTION

I hereby certify that the foregoing Bylaws were duly adopted at a meeting of the Board of Directors held on January 31, 2005.

/s/ Kenneth E. LaRoe
Kenneth E. LaRoe
Chairman and Chief Executive Officer of the Corporation

EXHIBIT 4.0

COUNTERSIGNED AND REGISTERED:

REGISTRAR AND TRANSFER COMPANY

(Cranford, NJ) TRANSFER AGENT

BY                      AND REGISTRAR

AUTHORIZED OFFICER

[LOGO]	[FLORIDA CHOICE BANKSHARES, INC. LOGO]	[LOGO]

SEE REVERSE FOR

CERTAIN DEFINITIONS

CUSIP 34058X 10 7

ORGANIZED UNDER THE LAWS OF THE STATE OF FLORIDA

THIS CERTIFIES THAT __________________________________________________________________

SPECIMEN

IS THE OWNER OF FULLY PAID AND NONASSESSABLE SHARES OF THE COMMON STOCK OF FLORIDA CHOICE BANKSHARES, INC. transferable on the books of the Bank by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly enclosed.

This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

WITNESS the facsimile seal of the Bank and the facsimile signatures of its duly authorized officers.

Dated:

[SEAL]

/s/ Robert L. Porter	/s/ Kenneth E. LaRoe
CORPORATE SECRETARY	CHIEF EXECUTIVE OFFICER

AMERICAN BANK NOTE COMPANY.

FLORIDA CHOICE BANKSHARES, INC.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM—as tenants in common	UNIF GIFT MIN ACT- Custodian
TEN ENT—as tenants by the entireties	(Cust) (Minor)
JT TEN—as joint tenants with right of	under Uniform Gifts to Minors
survivorship and not as tenants	Act
in common	(State)

Additional abbreviations may also be used though not in the above list.

For value received,                                                   hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

                                                                                                                                                                                                                  shares

of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

                                                                                                                                                                                                            Attorney

to transfer the said stock on the books of the within named Bank with full power of substitution in the premises.

Dated

X

NOTICE:	THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Signature(s) Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.

KEEP THIS CERTIFICATE IN A SAFE PLACE. IF IT IS LOST, STOLEN, MUTILATED OR DESTROYED, THE BANK WILL REQUIRE A BOND OF INDEMNITY AS A CONDITION TO THE ISSUANCE OF A REPLACEMENT CERTIFICATE.

EXHIBIT 10.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made as of this 28th day of February, 2005, by and between Florida Choice Bank (the “Bank”), and KEN LAROE (the “Executive”).

WITNESSETH:

WHEREAS, the Bank desires to retain the services of and employ the Executive, and the Executive desires to provide services to the Bank, pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the promises and of the covenants and agreements herein contained, the Bank and the Executive covenant and agree as follows:

1. Employment. Pursuant to the terms and conditions of this Agreement, the Bank agrees to employ the Executive and the Executive agrees to render services to the Bank as set forth herein.

2. Position and Duties. During the term of this Agreement, the Executive shall serve as CEO AND CHAIRMAN OF THE BOARD OF THE BANK AND OF THE HOLDING COMPANY FLORIDA CHOICE BANKSHARES, AND OFFICER of the Bank and Bank Holding company, and shall undertake such duties, consistent with such titles, as may be assigned to him from time to time by the Board of Directors of the Bank (referred to as the “Board”), including management of all Bank personnel, serving on Board committees as appointed from time to time by the Board, keeping the Board informed of industry and regulatory developments regarding the Bank, coordinating with Bank personnel and third parties to the extent necessary to further the profitability and business of the Bank, and assisting in keeping the Bank in compliance with applicable laws and regulations. In performing his duties pursuant to this Agreement, the Executive shall devote his full business time, energy, skill and best efforts to promote the Bank and its business and affairs; provided that, subject to Sections 10, 12 and 13 of this Agreement, the Executive shall have the right to manage and pursue personal and family interests, and make passive investments in securities, real estate, and other assets, and also to participate in charitable and community activities and organizations, so long as such activities do not adversely affect the performance by Executive of his duties and obligations to the Bank.

3. Term. The initial term of employment pursuant to this Agreement shall be for a period of three years, commencing with the date hereof and expiring (unless sooner terminated as otherwise provided in this Agreement or unless otherwise renewed or extended as set forth herein) on the third anniversary of this Agreement, which date, including any earlier date of termination or any extended expiration date, shall be referred to as the “Expiration Date”. Subject to the provisions of Section 8 of this Agreement, the term of this Agreement and the employment of the Executive by the Bank hereunder shall be deemed automatically renewed for successive periods of one year commencing on the third anniversary date of this Agreement, unless either party gives the other written notice, at least 180 days prior to the end of the then term of the Agreement. After termination of the employment of the Executive for any reason whatsoever, the Executive shall continue to be subject to the provisions of Sections 10 through 17, inclusive, of this Agreement; provided, however, that the Executive shall not be subject to the provisions of Sections 12 or 13 where the employment of the Executive is terminated by the Executive for Good Reason (as defined in Section 8) or pursuant to Sections 8(e) or 8(f), or where the term of employment is not renewed pursuant to this Section 3.

4. Compensation. During the term of this Agreement, the Bank shall pay or provide to the Executive as compensation for the services of the Executive set forth in Section 2 hereof:

(a) A base annual salary of at least $165,000 PER YEAR payable in such periodic installments consistent with other employees of the Bank (such base salary to be subject to increase by the Board in its discretion); and

(b) Such individual bonuses and other compensation to the Executive as may be authorized by the Board from time to time.

5. Benefits and Insurance. The Bank shall provide to the Executive such medical, health, and life insurance as well as any other benefits as the Board shall determine from time to time. At a minimum, the Executive shall be entitled to (i) participate in all employee benefit plans offered to the Bank’s employees generally, and (ii) life insurance coverage (payable to such beneficiary as the Executive may designate from time to time). The Executive also shall be entitled to participate in any group disability plan maintained by the Bank, with the Bank paying to the Executive his base annual salary during any waiting period imposed by such plan for the receipt of disability benefits thereunder. The Bank shall undertake to provide for its employees generally (including the Executive) a retirement plan and a plan qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. All benefits referred to herein shall be provided at reasonable levels and within reasonable time after the commencement of the Executive’s employment pursuant to the terms of this Agreement.

6. Vacation. The Executive may take up to four weeks of vacation time at such periods during each year as the Board and the Executive shall determine from time to time. The Executive shall be entitled to full compensation during such vacation periods.

7. Reimbursement of Expenses. The Bank shall reimburse the Executive for reasonable expenses incurred in connection with his employment hereunder subject to guidelines issued from time to time by the Board and upon submission of documentation in conformity with applicable requirements of federal income tax laws and regulations supporting reimbursement of such expenses. The Bank also shall provide to the Executive an automobile allowance in an amount as shall be mutually agreed upon by the Executive and the Bank.

8. Termination. The employment of the Executive may be terminated as follows:

(a) By the Bank, by action taken by its Board, at any time and immediately upon written notice to the Executive if said discharge is for cause. In the notice of termination furnished to the Executive under this Section 8(a), the reason or reasons for said termination shall be given and, if no reason or reasons are given for said termination, said termination shall be deemed to be without cause and therefore termination pursuant to Section 8(f). Any one or more of the following conditions shall be deemed to be grounds for termination of the employment of the Executive for cause under this Section 8(a):

(i) If the Executive shall fail or refuse to comply with the obligations required of him as set forth in this Agreement or comply with the policies of the Bank established by the Board from time to time; provided, however, that for the first two such failures or refusals, the Executive shall be given written warnings (each providing at least a 10 day period for an opportunity to cure), and the third failure or refusal shall be grounds for termination for cause;

(ii) If the Executive shall have engaged in conduct involving fraud, deceit, personal dishonesty, or breach of fiduciary duty, which in any such case has materially and substantially adversely affected, or may materially and substantially adversely affect, the business or reputation of the Bank;

(iii) If the Executive shall have willfully violated any banking law or regulation, memorandum of understanding, cease and desist order, or other agreement with any banking agency having jurisdiction over the Bank;

(iv) If the Executive shall have become subject to continuing intemperance in the use of alcohol or drugs which has adversely affected, or may adversely affect, the business or reputation of the Bank; or

(v) If the Executive shall have filed, or had filed against him, any petition under the federal bankruptcy laws or any state insolvency laws.

In the event of termination for cause, the Bank shall pay the Executive only salary, vacation, and bonus amounts accrued and unpaid as of the effective date of termination.

(b) By the Executive upon the lapse of 10 days following written notice by the Executive to the Bank of termination of his employment hereunder for Good Reason (as defined below), which notice shall reasonably describe the Good Reason for which the Executive’s employment is being terminated; provided, however, that if the Good Reason specified in such notice is such that there is a reasonable prospect that it can be cured with diligent effort within 10 days, the Bank shall have a reasonable time (having regard for the nature of the Good Reason) to cure such Good Reason, which time shall not in any event exceed 10 days from the date of such notice, and the Executive’s employment shall continue in effect during such reasonable time so long as the Bank makes diligent efforts during such time to cure such Good Reason. If such Good Reason shall be cured by the Bank during such reasonable time, the Executive’s employment and the obligations of the Bank hereunder shall not terminate as a result of the notice which has been given with respect to such Good Reason. Cure of any Good Reason with or without notice from the Executive shall not relieve the Bank from any obligations to the Executive under this Agreement or otherwise and shall not affect the Executive’s rights upon the reoccurrence of the same, or the occurrence of any other, Good Reason. For purposes of this Agreement, the term “Good Reason” shall mean any material breach by the Bank of any provision of this Agreement, any significant reduction, without the Executive’s prior written consent, in the duties, responsibilities, authority or title of the Executive as an officer of the Bank, or if the Executive’s employment is terminated by the Bank for any reason other than cause.

If the Executive’s employment is terminated by the Executive for Good Reason, the Bank shall, for a period of one year after said termination:

(i) continue to pay to the Executive the base annual salary in effect under Section 4(a) on the date of said termination (or, if greater, the highest annual salary in effect for the Executive within the 36 month period prior to said termination) plus an annual amount equal to any bonus paid by the Bank to the Executive during the 12 month period prior to said termination; and

(ii) reimburse the Executive for continued coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act under the Bank’s medical insurance plan.

(c) By the Executive upon the lapse of 30 days following written notice by the Executive to the Bank of his resignation from the Bank for other than Good Reason; provided, however, that the Bank, in its discretion, may cause such termination to be effective at any time during such 30-day period. If the Executive’s employment is terminated because of the Executive’s resignation, the Bank shall be obligated to pay to the Executive any salary, vacation, and bonus amounts accrued and unpaid as of the effective date of such resignation.

(d) If the Executive’s employment is terminated by the death of the Executive, this Agreement shall automatically terminate, and the Bank shall be obligated to pay to the Executive’s estate any salary, vacation, and bonus amounts accrued and unpaid at the date of death.

(e) Upon Change of Control the Executive shall be entitled to receive promptly thereafter an amount equal to two times the average base annual salary plus two times the annual bonus received by the Executive during the three year period prior to such termination. This payment will be made in a lump sum to the Executive within five days of the Change of Control. For purposes of this Agreement, a Change of Control shall mean a merger or acquisition in which the Bank Holding Company is not the surviving entity, or the acquisition by any individual or group of beneficial ownership of more than 50% of the outstanding shares of Bank Holding Company common stock. The term “group” and the concept of beneficial ownership shall have such meanings ascribed thereto as set forth in the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the regulations and rules thereunder.

(f) By the Bank, by action taken by its Board, at any time if said discharge is without cause. If the Executive’s employment is terminated by the Bank without cause, the Bank shall, for a period of two years after said termination:

(i) continue to pay to the Executive the base annual salary in effect under Section 4(a) on the date of said termination (or, if greater, the highest annual salary in effect for the Executive within the 36 month period prior to said termination) plus an annual amount equal to any bonus paid by the Bank to the Executive during the 12 month period prior to said termination; and

(ii) reimburse the Executive for continued coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act under the Bank’s medical insurance plan.

9. Notice. All notices permitted or required to be given to either party under this Agreement shall be in writing and shall be deemed to have been given (a) in the case of delivery, when addressed to the other party as set forth at the end of this Agreement and delivered to said address, (b) in the case of mailing, three days after the same has been mailed by certified mail, return receipt requested, and deposited postage prepaid in the U.S. Mails, addressed to the other party at the address as set forth at the end of this Agreement, and (c) in any other case, when actually received by the other party. Either party may change the address at which said notice is to be given by delivering notice of such to the other party to this Agreement in the manner set forth herein.

10. Confidential Matters. The Executive is aware and acknowledges that the Executive shall have access to confidential information by virtue of his employment. The Executive agrees that, during the period of time the Executive is retained to provide services to the Bank, and thereafter subsequent to the termination of Executive’s services to the Bank for any reason whatsoever, the Executive will not release or divulge any confidential information whatsoever relating to the Bank or its business, to any other person or entity without the prior written consent of the Bank. Confidential information does not include information that is available to the public or which becomes available to the public other than through a breach of this Agreement on the part of the Executive. Also, the Executive shall not be precluded from disclosing confidential information in furtherance of the performance of his services to the Bank or to the extent required by any legal proceeding.

11. Injunction Without Bond. In the event there is a breach or threatened breach by the Executive of the provisions of Sections 10, 12, or 13, the Bank shall be entitled to an injunction without bond to restrain such breach or threatened breach, and the prevailing party in any such proceeding will be entitled to reimbursement for all costs and expenses, including reasonable attorneys’ fees in connection therewith. Nothing herein shall be construed as prohibiting the Bank from pursuing such other remedies available to it for any such breach or threatened breach including recovery of damages from the Executive.

12. Non-competition. The Executive agrees that during the period of time the Executive is retained to provide services to the Bank, and thereafter for a period of one year subsequent to the termination of Executive’s services to the Bank for any reason whatsoever (except where the employment of the Executive is terminated by the Executive for Good Reason or pursuant to Sections 8(e) or 8(f), or where the term of employment is not renewed pursuant to Section 3), Executive will not enter the employ of, or have any interest in, directly or indirectly (either as executive, partner, director, officer, consultant, principal, agent or employee), any other bank or financial institution or any entity which either accepts deposits or makes loans (whether presently existing or subsequently established) and which has an office located within a radius of 50 miles of any office of the Bank or any Bank associated with the Bank through joint charter or holding company; provided, however, that the foregoing shall not preclude any ownership by the Executive of an amount not to exceed 5% of the equity securities of any entity which is subject to the periodic reporting requirements of the 1934 Act and the shares of Bank common stock owned by the Executive at the time of termination of employment.

13. Non-solicitation; Non-interference. The Executive agrees that during the period of time the Executive is retained to provide services to the Bank, and thereafter for a period of one year subsequent to the termination of Executive’s services to the Bank for any reason whatsoever (except where such termination is by the Executive for Good Reason or pursuant to Sections 8(e) or 8(f), or where the term of employment is not renewed pursuant to Section 3), the Executive will not (a) solicit for employment by Executive, or anyone else, or employ any employee of the Bank or any person who was an employee of the Bank within 12 months prior to such solicitation of employment; (b) induce, or attempt to induce, any employee of the Bank to terminate such employee’s employment; (c) induce, or attempt to induce, anyone having a business relationship with the Bank to terminate or curtail such relationship or, on behalf of himself or anyone else, compete with the Bank;

(d) knowingly make any untrue statement concerning the Bank or its directors or officers to anyone; or (e) permit anyone controlled by the Executive, or any person acting on behalf of the Executive or anyone controlled by an employee of the Executive to do any of the foregoing.

14. Remedies. The Executive agrees that the restrictions set forth in this Agreement are fair and reasonable. The covenants set forth in this Agreement are not dependent covenants and any claim against the Bank, whether arising out of this Agreement or any other agreement or contract between the Bank and Executive, shall not be a defense to a claim against Executive for a breach or alleged breach of any of the covenants of Executive contained in this Agreement. It is expressly understood by and between the parties hereto that the covenants contained in this Agreement shall be deemed to be a series of separate covenants. The Executive understands and agrees that if any of the separate covenants are judicially held invalid or unenforceable, such holding shall not release him from his obligations under the remaining covenants of this Agreement. If in any judicial proceedings, a court shall refuse to enforce any or all of the separate covenants because taken together they are more extensive (whether as to geographic area, duration, scope of business or otherwise) than necessary to protect the business and goodwill of the Bank, it is expressly understood and agreed between the parties hereto that those separate covenants which, if eliminated or restricted, would permit the remaining separate covenants or the restricted separate covenant to be enforced in such proceeding shall, for the purposes of such proceeding, be eliminated from the provisions of this Agreement or restriction, as the case may be.

15. Invalid Provision. In the event any provision should be or become invalid or unenforceable, such facts shall not affect the validity and enforceability of any other provision of this Agreement. Similarly, if the scope of any restriction or covenant contained herein should be or become too broad or extensive to permit enforcement thereof to its full extent, then any such restriction or covenant shall be enforced to the maximum extent permitted by law, and Executive hereby consents and agrees that the scope of any such restriction or covenant may be modified accordingly in any judicial proceeding brought to enforce such restriction or covenant.

16. Governing Law; Venue. This Agreement shall be construed in accordance with and shall be governed by the laws of the State of Florida. The sole and exclusive venue for any action arising out of this Agreement shall be a federal or state court situated in Lake County, Florida, and the parties to this Agreement agree to be subject to the personal jurisdiction of such Court and that service on each party shall be valid if served by certified mail, return receipt requested or hand delivery.

17. Attorneys’ Fees and Costs. In the event a dispute arises between the parties under this Agreement and suit is instituted, the prevailing party shall be entitled to recover his or its costs and attorneys’ fees from the non-prevailing party. As used herein, costs and attorneys’ fees include any costs and attorneys’ fees in any appellate proceeding.

18. Binding Effect. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and legal representatives.

19. Effect on Other Agreements. This Agreement and the termination thereof shall not affect any other agreement between the Executive and the Bank, and the receipt by the Executive of benefits thereunder.

20. Miscellaneous. The rights and duties of the parties hereunder are personal and may not be assigned or delegated without the prior written consent of the other party to this Agreement. The captions used herein are solely for the convenience of the parties and are not used in construing this Agreement. Time is of the essence of this Agreement and the performance by each party of its or his duties and obligations hereunder.

21. Complete Agreement. This Agreement constitutes the complete agreement between the parties hereto and incorporates all prior discussions, agreements and representations made in regard to the matters set forth herein. This Agreement may not be amended, modified or changed except by a writing signed by the party to be charged by said amendment, change or modification.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

FLORIDA CHOICE BANK

By:	/s/ Robert L. Porter

“EXECUTIVE”

/s/ Ken LaRoe
Ken LaRoe, individually

Address:

EXHIBIT 10.4

EXECUTIVE EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made as of this 28th day of February, 2005, by and between Florida Choice Bank (the “Bank”), and ROBERT PORTER (the “Executive”).

WITNESSETH:

WHEREAS, the Bank desires to retain the services of and employ the Executive, and the Executive desires to provide services to the Bank, pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the promises and of the covenants and agreements herein contained, the Bank and the Executive covenant and agree as follows:

1. Employment. Pursuant to the terms and conditions of this Agreement, the Bank agrees to employ the Executive and the Executive agrees to render services to the Bank as set forth herein.

2. Position and Duties. During the term of this Agreement, the Executive shall serve as COO OF THE BANK AND CO-CHAIRMAN OF THE HOLDING COMPANY FLORIDA CHOICE BANKSHARES, AND OFFICER of the Bank and Bank Holding company, and shall undertake such duties, consistent with such titles, as may be assigned to him from time to time by the Board of Directors of the Bank (referred to as the “Board”), including management of all Bank personnel, serving on Board committees as appointed from time to time by the Board, keeping the Board informed of industry and regulatory developments regarding the Bank, coordinating with Bank personnel and third parties to the extent necessary to further the profitability and business of the Bank, and assisting in keeping the Bank in compliance with applicable laws and regulations. In performing his duties pursuant to this Agreement, the Executive shall devote his full business time, energy, skill and best efforts to promote the Bank and its business and affairs; provided that, subject to Sections 10, 12 and 13 of this Agreement, the Executive shall have the right to manage and pursue personal and family interests, and make passive investments in securities, real estate, and other assets, and also to participate in charitable and community activities and organizations, so long as such activities do not adversely affect the performance by Executive of his duties and obligations to the Bank.

3. Term. The initial term of employment pursuant to this Agreement shall be for a period of three years, commencing with the date hereof and expiring (unless sooner terminated as otherwise provided in this Agreement or unless otherwise renewed or extended as set forth herein) on the third anniversary of this Agreement, which date, including any earlier date of termination or any extended expiration date, shall be referred to as the “Expiration Date”. Subject to the provisions of Section 8 of this Agreement, the term of this Agreement and the employment of the Executive by the Bank hereunder shall be deemed automatically renewed for successive periods of one year commencing on the third anniversary date of this Agreement, unless either party gives the other written notice, at least 180 days prior to the end of the then term of the Agreement. After termination of the employment of the Executive for any reason whatsoever, the Executive shall continue to be subject to the provisions of Sections 10 through 17, inclusive, of this Agreement; provided, however, that the Executive shall not be subject to the provisions of Sections 12 or 13 where the employment of the Executive is terminated by the Executive for Good Reason (as defined in Section 8) or pursuant to Sections 8(e) or 8(f), or where the term of employment is not renewed pursuant to this Section 3.

4. Compensation. During the term of this Agreement, the Bank shall pay or provide to the Executive as compensation for the services of the Executive set forth in Section 2 hereof:

(a) A base annual salary of at least $156,000 PER YEAR payable in such periodic installments consistent with other employees of the Bank (such base salary to be subject to increase by the Board in its discretion); and

(b) Such individual bonuses and other compensation to the Executive as may be authorized by the Board from time to time.

5. Benefits and Insurance. The Bank shall provide to the Executive such medical, health, and life insurance as well as any other benefits as the Board shall determine from time to time. At a minimum, the Executive shall be entitled to (i) participate in all employee benefit plans offered to the Bank’s employees generally, and (ii) life insurance coverage (payable to such beneficiary as the Executive may designate from time to time). The Executive also shall be entitled to participate in any group disability plan maintained by the Bank, with the Bank paying to the Executive his base annual salary during any waiting period imposed by such plan for the receipt of disability benefits thereunder. The Bank shall undertake to provide for its employees generally (including the Executive) a retirement plan and a plan qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. All benefits referred to herein shall be provided at reasonable levels and within reasonable time after the commencement of the Executive’s employment pursuant to the terms of this Agreement.

6. Vacation. The Executive may take up to four weeks of vacation time at such periods during each year as the Board and the Executive shall determine from time to time. The Executive shall be entitled to full compensation during such vacation periods.

7. Reimbursement of Expenses. The Bank shall reimburse the Executive for reasonable expenses incurred in connection with his employment hereunder subject to guidelines issued from time to time by the Board and upon submission of documentation in conformity with applicable requirements of federal income tax laws and regulations supporting reimbursement of such expenses. The Bank also shall provide to the Executive an automobile allowance in an amount as shall be mutually agreed upon by the Executive and the Bank.

8. Termination. The employment of the Executive may be terminated as follows:

(a) By the Bank, by action taken by its Board, at any time and immediately upon written notice to the Executive if said discharge is for cause. In the notice of termination furnished to the Executive under this Section 8(a), the reason or reasons for said termination shall be given and, if no reason or reasons are given for said termination, said termination shall be deemed to be without cause and therefore termination pursuant to Section 8(f). Any one or more of the following conditions shall be deemed to be grounds for termination of the employment of the Executive for cause under this Section 8(a):

(i) If the Executive shall fail or refuse to comply with the obligations required of him as set forth in this Agreement or comply with the policies of the Bank established by the Board from time to time; provided, however, that for the first two such failures or refusals, the Executive shall be given written warnings (each providing at least a 10 day period for an opportunity to cure), and the third failure or refusal shall be grounds for termination for cause;

(ii) If the Executive shall have engaged in conduct involving fraud, deceit, personal dishonesty, or breach of fiduciary duty, which in any such case has materially and substantially adversely affected, or may materially and substantially adversely affect, the business or reputation of the Bank;

(iii) If the Executive shall have willfully violated any banking law or regulation, memorandum of understanding, cease and desist order, or other agreement with any banking agency having jurisdiction over the Bank;

(iv) If the Executive shall have become subject to continuing intemperance in the use of alcohol or drugs which has adversely affected, or may adversely affect, the business or reputation of the Bank; or

(v) If the Executive shall have filed, or had filed against him, any petition under the federal bankruptcy laws or any state insolvency laws.

In the event of termination for cause, the Bank shall pay the Executive only salary, vacation, and bonus amounts accrued and unpaid as of the effective date of termination.

(b) By the Executive upon the lapse of 10 days following written notice by the Executive to the Bank of termination of his employment hereunder for Good Reason (as defined below), which notice shall reasonably describe the Good Reason for which the Executive’s employment is being terminated; provided, however, that if the Good Reason specified in such notice is such that there is a reasonable prospect that it can be cured with diligent effort within 10 days, the Bank shall have a reasonable time (having regard for the nature of the Good Reason) to cure such Good Reason, which time shall not in any event exceed 10 days from the date of such notice, and the Executive’s employment shall continue in effect during such reasonable time so long as the Bank makes diligent efforts during such time to cure such Good Reason. If such Good Reason shall be cured by the Bank during such reasonable time, the Executive’s employment and the obligations of the Bank hereunder shall not terminate as a result of the notice which has been given with respect to such Good Reason. Cure of any Good Reason with or without notice from the Executive shall not relieve the Bank from any obligations to the Executive under this Agreement or otherwise and shall not affect the Executive’s rights upon the reoccurrence of the same, or the occurrence of any other, Good Reason. For purposes of this Agreement, the term “Good Reason” shall mean any material breach by the Bank of any provision of this Agreement, any significant reduction, without the Executive’s prior written consent, in the duties, responsibilities, authority or title of the Executive as an officer of the Bank, or if the Executive’s employment is terminated by the Bank for any reason other than cause.

If the Executive’s employment is terminated by the Executive for Good Reason, the Bank shall, for a period of one year after said termination:

(i) continue to pay to the Executive the base annual salary in effect under Section 4(a) on the date of said termination (or, if greater, the highest annual salary in effect for the Executive within the 36 month period prior to said termination) plus an annual amount equal to any bonus paid by the Bank to the Executive during the 12 month period prior to said termination; and

(ii) reimburse the Executive for continued coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act under the Bank’s medical insurance plan.

(c) By the Executive upon the lapse of 30 days following written notice by the Executive to the Bank of his resignation from the Bank for other than Good Reason; provided, however, that the Bank, in its discretion, may cause such termination to be effective at any time during such 30-day period. If the Executive’s employment is terminated because of the Executive’s resignation, the Bank shall be obligated to pay to the Executive any salary, vacation, and bonus amounts accrued and unpaid as of the effective date of such resignation.

(d) If the Executive’s employment is terminated by the death of the Executive, this Agreement shall automatically terminate, and the Bank shall be obligated to pay to the Executive’s estate any salary, vacation, and bonus amounts accrued and unpaid at the date of death.

(e) Upon Change of Control the Executive shall be entitled to receive promptly thereafter an amount equal to two times the average base annual salary plus two times the annual bonus received by the Executive during the three year period prior to such termination. This payment will be made in a lump sum to the Executive within five days of the Change of Control. For purposes of this Agreement, a Change of Control shall mean a merger or acquisition in which the Bank Holding Company is not the surviving entity, or the acquisition by any individual or group of beneficial ownership of more than 50% of the outstanding shares of Bank Holding Company common stock. The term “group” and the concept of beneficial ownership shall have such meanings ascribed thereto as set forth in the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the regulations and rules thereunder.

(f) By the Bank, by action taken by its Board, at any time if said discharge is without cause. If the Executive’s employment is terminated by the Bank without cause, the Bank shall, for a period of two years after said termination:

(i) continue to pay to the Executive the base annual salary in effect under Section 4(a) on the date of said termination (or, if greater, the highest annual salary in effect for the Executive within the 36 month period prior to said termination) plus an annual amount equal to any bonus paid by the Bank to the Executive during the 12 month period prior to said termination; and

(ii) reimburse the Executive for continued coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act under the Bank’s medical insurance plan.

9. Notice. All notices permitted or required to be given to either party under this Agreement shall be in writing and shall be deemed to have been given (a) in the case of delivery, when addressed to the other party as set forth at the end of this Agreement and delivered to said address, (b) in the case of mailing, three days after the same has been mailed by certified mail, return receipt requested, and deposited postage prepaid in the U.S. Mails, addressed to the other party at the address as set forth at the end of this Agreement, and (c) in any other case, when actually received by the other party. Either party may change the address at which said notice is to be given by delivering notice of such to the other party to this Agreement in the manner set forth herein.

10. Confidential Matters. The Executive is aware and acknowledges that the Executive shall have access to confidential information by virtue of his employment. The Executive agrees that, during the period of time the Executive is retained to provide services to the Bank, and thereafter subsequent to the termination of Executive’s services to the Bank for any reason whatsoever, the Executive will not release or divulge any confidential information whatsoever relating to the Bank or its business, to any other person or entity without the prior written consent of the Bank. Confidential information does not include information that is available to the public or which becomes available to the public other than through a breach of this Agreement on the part of the Executive. Also, the Executive shall not be precluded from disclosing confidential information in furtherance of the performance of his services to the Bank or to the extent required by any legal proceeding.

11. Injunction Without Bond. In the event there is a breach or threatened breach by the Executive of the provisions of Sections 10, 12, or 13, the Bank shall be entitled to an injunction without bond to restrain such breach or threatened breach, and the prevailing party in any such proceeding will be entitled to reimbursement for all costs and expenses, including reasonable attorneys’ fees in connection therewith. Nothing herein shall be construed as prohibiting the Bank from pursuing such other remedies available to it for any such breach or threatened breach including recovery of damages from the Executive.

12. Non-competition. The Executive agrees that during the period of time the Executive is retained to provide services to the Bank, and thereafter for a period of one year subsequent to the termination of Executive’s services to the Bank for any reason whatsoever (except where the employment of the Executive is terminated by the Executive for Good Reason or pursuant to Sections 8(e) or 8(f), or where the term of employment is not renewed pursuant to Section 3), Executive will not enter the employ of, or have any interest in, directly or indirectly (either as executive, partner, director, officer, consultant, principal, agent or employee), any other bank or financial institution or any entity which either accepts deposits or makes loans (whether presently existing or subsequently established) and which has an office located within a radius of 50 miles of any office of the Bank or any Bank associated with the Bank through joint charter or holding company; provided, however, that the foregoing shall not preclude any ownership by the Executive of an amount not to exceed 5% of the equity securities of any entity which is subject to the periodic reporting requirements of the 1934 Act and the shares of Bank common stock owned by the Executive at the time of termination of employment.

13. Non-solicitation; Non-interference. The Executive agrees that during the period of time the Executive is retained to provide services to the Bank, and thereafter for a period of one year subsequent to the termination of Executive’s services to the Bank for any reason whatsoever (except where such termination is by the Executive for Good Reason or pursuant to Sections 8(e) or 8(f), or where the term of employment is not renewed pursuant to Section 3), the Executive will not (a) solicit for employment by Executive, or anyone else, or employ any employee of the Bank or any person who was an employee of the Bank within 12 months prior to such solicitation of employment; (b) induce, or attempt to induce, any employee of the Bank to terminate such employee’s employment; (c) induce, or attempt to induce, anyone having a business relationship with the Bank to terminate or curtail such relationship or, on behalf of himself or anyone else, compete with the Bank;

(d) knowingly make any untrue statement concerning the Bank or its directors or officers to anyone; or (e) permit anyone controlled by the Executive, or any person acting on behalf of the Executive or anyone controlled by an employee of the Executive to do any of the foregoing.

14. Remedies. The Executive agrees that the restrictions set forth in this Agreement are fair and reasonable. The covenants set forth in this Agreement are not dependent covenants and any claim against the Bank, whether arising out of this Agreement or any other agreement or contract between the Bank and Executive, shall not be a defense to a claim against Executive for a breach or alleged breach of any of the covenants of Executive contained in this Agreement. It is expressly understood by and between the parties hereto that the covenants contained in this Agreement shall be deemed to be a series of separate covenants. The Executive understands and agrees that if any of the separate covenants are judicially held invalid or unenforceable, such holding shall not release him from his obligations under the remaining covenants of this Agreement. If in any judicial proceedings, a court shall refuse to enforce any or all of the separate covenants because taken together they are more extensive (whether as to geographic area, duration, scope of business or otherwise) than necessary to protect the business and goodwill of the Bank, it is expressly understood and agreed between the parties hereto that those separate covenants which, if eliminated or restricted, would permit the remaining separate covenants or the restricted separate covenant to be enforced in such proceeding shall, for the purposes of such proceeding, be eliminated from the provisions of this Agreement or restriction, as the case may be.

15. Invalid Provision. In the event any provision should be or become invalid or unenforceable, such facts shall not affect the validity and enforceability of any other provision of this Agreement. Similarly, if the scope of any restriction or covenant contained herein should be or become too broad or extensive to permit enforcement thereof to its full extent, then any such restriction or covenant shall be enforced to the maximum extent permitted by law, and Executive hereby consents and agrees that the scope of any such restriction or covenant may be modified accordingly in any judicial proceeding brought to enforce such restriction or covenant.

16. Governing Law; Venue. This Agreement shall be construed in accordance with and shall be governed by the laws of the State of Florida. The sole and exclusive venue for any action arising out of this Agreement shall be a federal or state court situated in Lake County, Florida, and the parties to this Agreement agree to be subject to the personal jurisdiction of such Court and that service on each party shall be valid if served by certified mail, return receipt requested or hand delivery.

17. Attorneys’ Fees and Costs. In the event a dispute arises between the parties under this Agreement and suit is instituted, the prevailing party shall be entitled to recover his or its costs and attorneys’ fees from the non-prevailing party. As used herein, costs and attorneys’ fees include any costs and attorneys’ fees in any appellate proceeding.

18. Binding Effect. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and legal representatives.

19. Effect on Other Agreements. This Agreement and the termination thereof shall not affect any other agreement between the Executive and the Bank, and the receipt by the Executive of benefits thereunder.

20. Miscellaneous. The rights and duties of the parties hereunder are personal and may not be assigned or delegated without the prior written consent of the other party to this Agreement. The captions used herein are solely for the convenience of the parties and are not used in construing this Agreement. Time is of the essence of this Agreement and the performance by each party of its or his duties and obligations hereunder.

21. Complete Agreement. This Agreement constitutes the complete agreement between the parties hereto and incorporates all prior discussions, agreements and representations made in regard to the matters set forth herein. This Agreement may not be amended, modified or changed except by a writing signed by the party to be charged by said amendment, change or modification.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

FLORIDA CHOICE BANK

By:	/s/ Ken LaRoe

“EXECUTIVE”

/s/ Robert Porter
Robert Porter, individually

Address:

EXHIBIT 10.5

EXECUTIVE EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made as of this 28th day of February, 2005, by and between Florida Choice Bank (the “Bank”), and JOHN WARREN (the “Executive”).

WITNESSETH:

WHEREAS, the Bank desires to retain the services of and employ the Executive, and the Executive desires to provide services to the Bank, pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the promises and of the covenants and agreements herein contained, the Bank and the Executive covenant and agree as follows:

1. Employment. Pursuant to the terms and conditions of this Agreement, the Bank agrees to employ the Executive and the Executive agrees to render services to the Bank as set forth herein.

2. Position and Duties. During the term of this Agreement, the Executive shall serve as PRESIDENT OF THE BANK, PRESIDENT OF THE HOLDING COMPANY FLORIDA CHOICE BANKSHARES, AND OFFICER of the Bank and Bank Holding company, and shall undertake such duties, consistent with such titles, as may be assigned to him from time to time by the Board of Directors of the Bank (referred to as the “Board”), including management of all Bank personnel, serving on Board committees as appointed from time to time by the Board, keeping the Board informed of industry and regulatory developments regarding the Bank, coordinating with Bank personnel and third parties to the extent necessary to further the profitability and business of the Bank, and assisting in keeping the Bank in compliance with applicable laws and regulations. In performing his duties pursuant to this Agreement, the Executive shall devote his full business time, energy, skill and best efforts to promote the Bank and its business and affairs; provided that, subject to Sections 10, 12 and 13 of this Agreement, the Executive shall have the right to manage and pursue personal and family interests, and make passive investments in securities, real estate, and other assets, and also to participate in charitable and community activities and organizations, so long as such activities do not adversely affect the performance by Executive of his duties and obligations to the Bank.

3. Term. The initial term of employment pursuant to this Agreement shall be for a period of three years, commencing with the date hereof and expiring (unless sooner terminated as otherwise provided in this Agreement or unless otherwise renewed or extended as set forth herein) on the third anniversary of this Agreement, which date, including any earlier date of termination or any extended expiration date, shall be referred to as the “Expiration Date”. Subject to the provisions of Section 8 of this Agreement, the term of this Agreement and the employment of the Executive by the Bank hereunder shall be deemed automatically renewed for successive periods of one year commencing on the third anniversary date of this Agreement, unless either party gives the other written notice, at least 180 days prior to the end of the then term of the Agreement. After termination of the employment of the Executive for any reason whatsoever, the Executive shall continue to be subject to the provisions of Sections 10 through 17, inclusive, of this Agreement; provided, however, that the Executive shall not be subject to the provisions of Sections 12 or 13 where the employment of the Executive is terminated by the Executive for Good Reason (as defined in Section 8) or pursuant to Sections 8(e) or 8(f), or where the term of employment is not renewed pursuant to this Section 3.

4. Compensation. During the term of this Agreement, the Bank shall pay or provide to the Executive as compensation for the services of the Executive set forth in Section 2 hereof:

(a) A base annual salary of at least $165,000 PER YEAR payable in such periodic installments consistent with other employees of the Bank (such base salary to be subject to increase by the Board in its discretion); and

(b) Such individual bonuses and other compensation to the Executive as may be authorized by the Board from time to time.

5. Benefits and Insurance. The Bank shall provide to the Executive such medical, health, and life insurance as well as any other benefits as the Board shall determine from time to time. At a minimum, the Executive shall be entitled to (i) participate in all employee benefit plans offered to the Bank’s employees generally, and (ii) life insurance coverage (payable to such beneficiary as the Executive may designate from time to time). The Executive also shall be entitled to participate in any group disability plan maintained by the Bank, with the Bank paying to the Executive his base annual salary during any waiting period imposed by such plan for the receipt of disability benefits thereunder. The Bank shall undertake to provide for its employees generally (including the Executive) a retirement plan and a plan qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. All benefits referred to herein shall be provided at reasonable levels and within reasonable time after the commencement of the Executive’s employment pursuant to the terms of this Agreement.

6. Vacation. The Executive may take up to four weeks of vacation time at such periods during each year as the Board and the Executive shall determine from time to time. The Executive shall be entitled to full compensation during such vacation periods.

7. Reimbursement of Expenses. The Bank shall reimburse the Executive for reasonable expenses incurred in connection with his employment hereunder subject to guidelines issued from time to time by the Board and upon submission of documentation in conformity with applicable requirements of federal income tax laws and regulations supporting reimbursement of such expenses. The Bank also shall provide to the Executive an automobile allowance in an amount as shall be mutually agreed upon by the Executive and the Bank.

8. Termination. The employment of the Executive may be terminated as follows:

(a) By the Bank, by action taken by its Board, at any time and immediately upon written notice to the Executive if said discharge is for cause. In the notice of termination furnished to the Executive under this Section 8(a), the reason or reasons for said termination shall be given and, if no reason or reasons are given for said termination, said termination shall be deemed to be without cause and therefore termination pursuant to Section 8(f). Any one or more of the following conditions shall be deemed to be grounds for termination of the employment of the Executive for cause under this Section 8(a):

(i) If the Executive shall fail or refuse to comply with the obligations required of him as set forth in this Agreement or comply with the policies of the Bank established by the Board from time to time; provided, however, that for the first two such failures or refusals, the Executive shall be given written warnings (each providing at least a 10 day period for an opportunity to cure), and the third failure or refusal shall be grounds for termination for cause;

(ii) If the Executive shall have engaged in conduct involving fraud, deceit, personal dishonesty, or breach of fiduciary duty, which in any such case has materially and substantially adversely affected, or may materially and substantially adversely affect, the business or reputation of the Bank;

(iii) If the Executive shall have willfully violated any banking law or regulation, memorandum of understanding, cease and desist order, or other agreement with any banking agency having jurisdiction over the Bank;

(iv) If the Executive shall have become subject to continuing intemperance in the use of alcohol or drugs which has adversely affected, or may adversely affect, the business or reputation of the Bank; or

(v) If the Executive shall have filed, or had filed against him, any petition under the federal bankruptcy laws or any state insolvency laws.

In the event of termination for cause, the Bank shall pay the Executive only salary, vacation, and bonus amounts accrued and unpaid as of the effective date of termination.

(b) By the Executive upon the lapse of 10 days following written notice by the Executive to the Bank of termination of his employment hereunder for Good Reason (as defined below), which notice shall reasonably describe the Good Reason for which the Executive’s employment is being terminated; provided, however, that if the Good Reason specified in such notice is such that there is a reasonable prospect that it can be cured with diligent effort within 10 days, the Bank shall have a reasonable time (having regard for the nature of the Good Reason) to cure such Good Reason, which time shall not in any event exceed 10 days from the date of such notice, and the Executive’s employment shall continue in effect during such reasonable time so long as the Bank makes diligent efforts during such time to cure such Good Reason. If such Good Reason shall be cured by the Bank during such reasonable time, the Executive’s employment and the obligations of the Bank hereunder shall not terminate as a result of the notice which has been given with respect to such Good Reason. Cure of any Good Reason with or without notice from the Executive shall not relieve the Bank from any obligations to the Executive under this Agreement or otherwise and shall not affect the Executive’s rights upon the reoccurrence of the same, or the occurrence of any other, Good Reason. For purposes of this Agreement, the term “Good Reason” shall mean any material breach by the Bank of any provision of this Agreement, any significant reduction, without the Executive’s prior written consent, in the duties, responsibilities, authority or title of the Executive as an officer of the Bank, or if the Executive’s employment is terminated by the Bank for any reason other than cause.

If the Executive’s employment is terminated by the Executive for Good Reason, the Bank shall, for a period of one year after said termination:

(i) continue to pay to the Executive the base annual salary in effect under Section 4(a) on the date of said termination (or, if greater, the highest annual salary in effect for the Executive within the 36 month period prior to said termination) plus an annual amount equal to any bonus paid by the Bank to the Executive during the 12 month period prior to said termination; and

(ii) reimburse the Executive for continued coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act under the Bank’s medical insurance plan.

(c) By the Executive upon the lapse of 30 days following written notice by the Executive to the Bank of his resignation from the Bank for other than Good Reason; provided, however, that the Bank, in its discretion, may cause such termination to be effective at any time during such 30-day period. If the Executive’s employment is terminated because of the Executive’s resignation, the Bank shall be obligated to pay to the Executive any salary, vacation, and bonus amounts accrued and unpaid as of the effective date of such resignation.

(d) If the Executive’s employment is terminated by the death of the Executive, this Agreement shall automatically terminate, and the Bank shall be obligated to pay to the Executive’s estate any salary, vacation, and bonus amounts accrued and unpaid at the date of death.

(e) Upon Change of Control the Executive shall be entitled to receive promptly thereafter an amount equal to two times the average base annual salary plus two times the annual bonus received by the Executive during the three year period prior to such termination. This payment will be made in a lump sum to the Executive within five days of the Change of Control. For purposes of this Agreement, a Change of Control shall mean a merger or acquisition in which the Bank Holding Company is not the surviving entity, or the acquisition by any individual or group of beneficial ownership of more than 50% of the outstanding shares of Bank Holding Company common stock. The term “group” and the concept of beneficial ownership shall have such meanings ascribed thereto as set forth in the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the regulations and rules thereunder.

(f) By the Bank, by action taken by its Board, at any time if said discharge is without cause. If the Executive’s employment is terminated by the Bank without cause, the Bank shall, for a period of two years after said termination:

(i) continue to pay to the Executive the base annual salary in effect under Section 4(a) on the date of said termination (or, if greater, the highest annual salary in effect for the Executive within the 36 month period prior to said termination) plus an annual amount equal to any bonus paid by the Bank to the Executive during the 12 month period prior to said termination; and

(ii) reimburse the Executive for continued coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act under the Bank’s medical insurance plan.

9. Notice. All notices permitted or required to be given to either party under this Agreement shall be in writing and shall be deemed to have been given (a) in the case of delivery, when addressed to the other party as set forth at the end of this Agreement and delivered to said address, (b) in the case of mailing, three days after the same has been mailed by certified mail, return receipt requested, and deposited postage prepaid in the U.S. Mails, addressed to the other party at the address as set forth at the end of this Agreement, and (c) in any other case, when actually received by the other party. Either party may change the address at which said notice is to be given by delivering notice of such to the other party to this Agreement in the manner set forth herein.

10. Confidential Matters. The Executive is aware and acknowledges that the Executive shall have access to confidential information by virtue of his employment. The Executive agrees that, during the period of time the Executive is retained to provide services to the Bank, and thereafter subsequent to the termination of Executive’s services to the Bank for any reason whatsoever, the Executive will not release or divulge any confidential information whatsoever relating to the Bank or its business, to any other person or entity without the prior written consent of the Bank. Confidential information does not include information that is available to the public or which becomes available to the public other than through a breach of this Agreement on the part of the Executive. Also, the Executive shall not be precluded from disclosing confidential information in furtherance of the performance of his services to the Bank or to the extent required by any legal proceeding.

11. Injunction Without Bond. In the event there is a breach or threatened breach by the Executive of the provisions of Sections 10, 12, or 13, the Bank shall be entitled to an injunction without bond to restrain such breach or threatened breach, and the prevailing party in any such proceeding will be entitled to reimbursement for all costs and expenses, including reasonable attorneys’ fees in connection therewith. Nothing herein shall be construed as prohibiting the Bank from pursuing such other remedies available to it for any such breach or threatened breach including recovery of damages from the Executive.

12. Non-competition. The Executive agrees that during the period of time the Executive is retained to provide services to the Bank, and thereafter for a period of one year subsequent to the termination of Executive’s services to the Bank for any reason whatsoever (except where the employment of the Executive is terminated by the Executive for Good Reason or pursuant to Sections 8(e) or 8(f), or where the term of employment is not renewed pursuant to Section 3), Executive will not enter the employ of, or have any interest in, directly or indirectly (either as executive, partner, director, officer, consultant, principal, agent or employee), any other bank or financial institution or any entity which either accepts deposits or makes loans (whether presently existing or subsequently established) and which has an office located within a radius of 50 miles of any office of the Bank or any Bank associated with the Bank through joint charter or holding company; provided, however, that the foregoing shall not preclude any ownership by the Executive of an amount not to exceed 5% of the equity securities of any entity which is subject to the periodic reporting requirements of the 1934 Act and the shares of Bank common stock owned by the Executive at the time of termination of employment.

13. Non-solicitation; Non-interference. The Executive agrees that during the period of time the Executive is retained to provide services to the Bank, and thereafter for a period of one year subsequent to the termination of Executive’s services to the Bank for any reason whatsoever (except where such termination is by the Executive for Good Reason or pursuant to Sections 8(e) or 8(f), or where the term of employment is not renewed pursuant to Section 3), the Executive will not (a) solicit for employment by Executive, or anyone else, or employ any employee of the Bank or any person who was an employee of the Bank within 12 months prior to such solicitation of employment; (b) induce, or attempt to induce, any employee of the Bank to terminate such employee’s employment; (c) induce, or attempt to induce, anyone having a business relationship with the Bank to terminate or curtail such relationship or, on behalf of himself or anyone else, compete with the Bank; (d) knowingly make any untrue statement concerning the Bank or its directors or officers to anyone; or (e) permit anyone controlled by the Executive, or any person acting on behalf of the Executive or anyone controlled by an employee of the Executive to do any of the foregoing.

14. Remedies. The Executive agrees that the restrictions set forth in this Agreement are fair and reasonable. The covenants set forth in this Agreement are not dependent covenants and any claim against the Bank, whether arising out of this Agreement or any other agreement or contract between the Bank and Executive, shall not be a defense to a claim against Executive for a breach or alleged breach of any of the covenants of Executive contained in this Agreement. It is expressly understood by and between the parties hereto that the covenants contained in this Agreement shall be deemed to be a series of separate covenants. The Executive understands and agrees that if any of the separate covenants are judicially held invalid or unenforceable, such holding shall not release him from his obligations under the remaining covenants of this Agreement. If in any judicial proceedings, a court shall refuse to enforce any or all of the separate covenants because taken together they are more extensive (whether as to geographic area, duration, scope of business or otherwise) than necessary to protect the business and goodwill of the Bank, it is expressly understood and agreed between the parties hereto that those separate covenants which, if eliminated or restricted, would permit the remaining separate covenants or the restricted separate covenant to be enforced in such proceeding shall, for the purposes of such proceeding, be eliminated from the provisions of this Agreement or restriction, as the case may be.

15. Invalid Provision. In the event any provision should be or become invalid or unenforceable, such facts shall not affect the validity and enforceability of any other provision of this Agreement. Similarly, if the scope of any restriction or covenant contained herein should be or become too broad or extensive to permit enforcement thereof to its full extent, then any such restriction or covenant shall be enforced to the maximum extent permitted by law, and Executive hereby consents and agrees that the scope of any such restriction or covenant may be modified accordingly in any judicial proceeding brought to enforce such restriction or covenant.

16. Governing Law; Venue. This Agreement shall be construed in accordance with and shall be governed by the laws of the State of Florida. The sole and exclusive venue for any action arising out of this Agreement shall be a federal or state court situated in Lake County, Florida, and the parties to this Agreement agree to be subject to the personal jurisdiction of such Court and that service on each party shall be valid if served by certified mail, return receipt requested or hand delivery.

17. Attorneys’ Fees and Costs. In the event a dispute arises between the parties under this Agreement and suit is instituted, the prevailing party shall be entitled to recover his or its costs and attorneys’ fees from the non-prevailing party. As used herein, costs and attorneys’ fees include any costs and attorneys’ fees in any appellate proceeding.

18. Binding Effect. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and legal representatives.

19. Effect on Other Agreements. This Agreement and the termination thereof shall not affect any other agreement between the Executive and the Bank, and the receipt by the Executive of benefits thereunder.

20. Miscellaneous. The rights and duties of the parties hereunder are personal and may not be assigned or delegated without the prior written consent of the other party to this Agreement. The captions used herein are solely for the convenience of the parties and are not used in construing this Agreement. Time is of the essence of this Agreement and the performance by each party of its or his duties and obligations hereunder.

21. Complete Agreement. This Agreement constitutes the complete agreement between the parties hereto and incorporates all prior discussions, agreements and representations made in regard to the matters set forth herein. This Agreement may not be amended, modified or changed except by a writing signed by the party to be charged by said amendment, change or modification.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

FLORIDA CHOICE BANK

By:	/s/ Ken LaRoe

“EXECUTIVE”

/s/ John Warren
John Warren, individually

Address:

EXHIBIT 10.6

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made as of this 18TH day of OCTOBER, 2004, by and between Florida Choice Bank (the “Bank”), and STEVE JEUCK (the “Executive”).

WITNESSETH:

WHEREAS, the Bank desires to retain the services of and employ the Executive, and the Executive desires to provide services to the Bank, pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the promises and of the covenants and agreements herein contained, the Bank and the Executive covenant and agree as follows:

1. Employment. Pursuant to the terms and conditions of this Agreement, the Bank agrees to employ the Executive and the Executive agrees to render services to the Bank as set forth herein.

2. Position and Duties. During the term of this Agreement, the Executive shall serve as CHIEF FINANCIAL OFFICER of the Bank, and shall undertake such duties, consistent with such titles, as may be assigned to him from time to time by the Board of Directors of the Bank (referred to as the “Board”), including management of all Bank personnel, serving on Board committees as appointed from time to time by the Board, keeping the Board informed of industry and regulatory developments regarding the Bank, coordinating with Bank personnel and third parties to the extent necessary to further the profitability and business of the Bank, and assisting in keeping the Bank in compliance with applicable laws and regulations. In performing his duties pursuant to this Agreement, the Executive shall devote his full business time, energy, skill and best efforts to promote the Bank and its business and affairs; provided that, subject to Sections 10, 12 and 13 of this Agreement, the Executive shall have the right to manage and pursue personal and family interests, and make passive investments in securities, real estate, and other assets, and also to participate in charitable and community activities and organizations, so long as such activities do not adversely affect the performance by Executive of his duties and obligations to the Bank.

3. Term. The initial term of employment pursuant to this Agreement shall be for a period of three years, commencing with the date hereof and expiring (unless sooner terminated as otherwise provided in this Agreement or unless otherwise renewed or extended as set forth herein) on the third anniversary of this Agreement, which date, including any earlier date of termination or any extended expiration date, shall be referred to as the “Expiration Date”. Subject to the provisions of Section 8 of this Agreement, the term of this Agreement and the employment of the Executive by the Bank hereunder shall be deemed automatically renewed for successive periods of one year commencing on the third anniversary date of this Agreement, unless either party gives the other written notice, at least 180 days prior to the end of the then term of the Agreement. After termination of the employment of the Executive for any reason whatsoever, the Executive shall continue to be subject to the provisions of Sections 10 through 17, inclusive, of this Agreement; provided, however, that the Executive shall not be subject to the provisions of Sections 12 or 13 where the employment of the Executive is terminated by the Executive for Good Reason (as defined in Section 8) or pursuant to Sections 8(e) or 8(f), or where the term of employment is not renewed pursuant to this Section 3.

4. Compensation. During the term of this Agreement, the Bank shall pay or provide to the Executive as compensation for the services of the Executive set forth in Section 2 hereof:

(a) A base annual salary of at least $100,000 payable in such periodic installments consistent with other employees of the Bank (such base salary to be subject to increase by the Board in its discretion); and

(b) Such individual bonuses and other compensation to the Executive as may be authorized by the Board from time to time.

5. Benefits and Insurance. The Bank shall provide to the Executive such medical, health, and life insurance as well as any other benefits as the Board shall determine from time to time. At a minimum, the Executive shall be entitled to (i) participate in all employee benefit plans offered to the Bank’s employees generally, and (ii) life insurance coverage (payable to such beneficiary as the Executive may designate from time to time). The Executive also shall be entitled to participate in any group disability plan maintained by the Bank, with the Bank paying to the Executive his base annual salary during any waiting period imposed by such plan for the receipt of disability benefits thereunder. The Bank shall undertake to provide for its employees generally (including the Executive) a retirement plan and a plan qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. All benefits referred to herein shall be provided at reasonable levels and within reasonable time after the commencement of the Executive’s employment pursuant to the terms of this Agreement.

6. Vacation. The Executive may take up to four weeks of vacation time at such periods during each year as the Board and the Executive shall determine from time to time. The Executive shall be entitled to full compensation during such vacation periods.

7. Reimbursement of Expenses; The Bank shall reimburse the Executive for reasonable expenses incurred in connection with his employment hereunder subject to guidelines issued from time to time by the Board and upon submission of documentation in conformity with applicable requirements of federal income tax laws and regulations supporting reimbursement of such expenses.

8. Termination. The employment of the Executive may be terminated as follows:

(a) By the Bank, by action taken by its Board, at any time and immediately upon written notice to the Executive if said discharge is for cause. In the notice of termination furnished to the Executive under this Section 8(a), the reason or reasons for said termination shall be given and, if no reason or reasons are given for said termination, said termination shall be deemed to be without cause and therefore termination pursuant to Section 8(f). Any one or more of the following conditions shall be deemed to be grounds for termination of the employment of the Executive for cause under this Section 8(a):

(i) If the Executive shall fail or refuse to comply with the obligations required of him as set forth in this Agreement or comply with the policies of the Bank established by the Board from time to time; provided, however, that for the first two such failures or refusals, the Executive shall be given written warnings (each providing at least a 10 day period for an opportunity to cure), and the third failure or refusal shall be grounds for termination for cause;

(ii) If the Executive shall have engaged in conduct involving fraud, deceit, personal dishonesty, or breach of fiduciary duty, which in any such case has adversely affected, or may adversely affect, the business or reputation of the Bank;

(iii) If the Executive shall have willfully violated any banking law or regulation, memorandum of understanding, cease and desist order, or other agreement with any banking agency having jurisdiction over the Bank;

(iv) If the Executive shall have become subject to continuing intemperance in the use of alcohol or drugs which has adversely affected, or may adversely affect, the business or reputation of the Bank; or

(v) If the Executive shall have filed, or had filed against him, any petition under the federal bankruptcy laws or any state insolvency laws.

In the event of termination for cause, the Bank shall pay the Executive only salary, vacation, and bonus amounts accrued and unpaid as of the effective date of termination.

(b) By the Executive upon the lapse of 10 days following written notice by the Executive to the Bank of termination of his employment hereunder for Good Reason (as defined below), which notice shall reasonably describe the Good Reason for which the Executive’s employment is being terminated; provided, however, that if the Good Reason specified in such notice is such that there is a reasonable prospect that it can be cured with diligent effort within 10 days, the Bank shall have a reasonable time (having regard for the nature of the Good Reason) to cure such Good Reason, which time shall not in any event exceed 10 days from the date of such notice, and the Executive’s employment shall continue in effect during such reasonable time so long as the Bank makes diligent efforts during such time to cure such Good Reason. If such Good Reason shall be cured by the Bank during such reasonable time, the Executive’s employment and the obligations of the Bank hereunder shall not terminate as a result of the notice which has been given with respect to such Good Reason. Cure of any Good Reason with or without notice from the Executive shall not relieve the Bank from any obligations to the Executive under this Agreement or otherwise and shall not affect the Executive’s rights upon the reoccurrence of the same, or the occurrence of any other, Good Reason. For purposes of this Agreement, the term “Good Reason” shall mean any material breach by the Bank of any provision of this Agreement, any significant reduction, without the Executive’s prior written consent, in the duties, responsibilities, authority or title of the Executive as an officer of the Bank, or if the Executive’s employment is terminated by the Bank for any reason other than cause.

If the Executive’s employment is terminated by the Executive for Good Reason, the Bank shall, for a period of the greater of one year after said termination or until the expiration of this Agreement:

(i) continue to pay to the Executive the base annual salary in effect under Section 4(a) on the date of said termination (or, if greater, the highest annual salary in effect for the Executive within the 36 month period prior to said termination) plus an annual amount equal to any bonus paid by the Bank to the Executive during the 12 month period prior to said termination;

(ii) continue to provide for the benefit of the Executive the life insurance benefits provided to the Executive prior to termination; and

(iii) reimburse the Executive for continued coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act under the Bank’s medical insurance plan.

(c) By the Executive upon the lapse of 30 days following written notice by the Executive to the Bank of his resignation from the Bank for other than Good Reason; provided, however, that the Bank, in its discretion, may cause such termination to be effective at any time during such 30-day period. If the Executive’s employment is terminated because of the Executive’s resignation, the Bank shall be obligated to pay to the Executive any salary, vacation, and bonus amounts accrued and unpaid as of the effective date of such resignation.

(d) If the Executive’s employment is terminated by the death of the Executive, this Agreement shall automatically terminate, and the Bank shall be obligated to pay to the Executive’s estate any salary, vacation, and bonus amounts accrued and unpaid at the date of death.

(e) After a Change of Control the Executive shall be entitled to receive promptly thereafter an amount equal to one times the average base annual salary plus annual bonus received by the Executive during the three year period prior to such termination provided that the Change of Control occurs after the second anniversary date of the initial date of this agreement—that is the Executive is in his third year of employment with the bank. Should a Change of Control occur in the second year of the Executive’s employment the amount outlined above shall be doubled, and likewise should the Change of Control occur in the first year the amount shall be tripled. This payment will be made in a lump sum to the Executive within five days of the Change of Control. For purposes of this Agreement, a Change of Control shall mean a merger or acquisition in which the Bank Holding Company is not the surviving entity, or the acquisition by any individual or group of beneficial ownership of more than 50% of the outstanding shares of Bank Holding Company common stock. The term “group” and the concept of beneficial ownership shall have such meanings ascribed thereto as set forth in the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the regulations and rules thereunder.

(f) By the Bank, by action taken by its Board, at any time if said discharge is without cause. If the Executive’s employment is terminated by the Bank without cause, the Bank shall, for a period of the greater of one year after said termination or until the expiration of this Agreement:

(i) continue to pay to the Executive the base annual salary in effect under Section 4(a) on the date of said termination (or, if greater, the highest annual salary in effect for the Executive within the 36 month period prior to said termination) plus an annual amount equal to any bonus paid by the Bank to the Executive during the 12 month period prior to said termination;

(ii) continue to provide for the benefit of the Executive the life insurance benefits provided to the Executive prior to termination; and

(iii) reimburse the Executive for continued coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act under the Bank’s medical insurance plan.

9. Notice. All notices permitted or required to be given to either party under this Agreement shall be in writing and shall be deemed to have been given (a) in the case of delivery, when addressed to the other party as set forth at the end of this Agreement and delivered to said address, (b) in the case of mailing, three days after the same has been mailed by certified mail, return receipt requested, and deposited postage prepaid in the U.S. Mails, addressed to the other party at the address as set forth at the end of this Agreement, and (c) in any other case, when actually received by the other party. Either party may change the address at which said notice is to be given by delivering notice of such to the other party to this Agreement in the manner set forth herein.

10. Confidential Matters. The Executive is aware and acknowledges that the Executive shall have access to confidential information by virtue of his employment. The Executive agrees that, during the period of time the Executive is retained to provide services to the Bank, and thereafter subsequent to the termination of Executive’s services to the Bank for any reason whatsoever, the Executive will not release or divulge any confidential information whatsoever relating to the Bank or its business, to any other person or entity without the prior written consent of the Bank. Confidential information does not include information that is available to the public or which becomes available to the public other than through a breach of this Agreement on the part of the Executive. Also, the Executive shall not be precluded from disclosing confidential information in furtherance of the performance of his services to the Bank or to the extent required by any legal proceeding.

11. Injunction Without Bond. In the event there is a breach or threatened breach by the Executive of the provisions of Sections 10, 12, or 13, the Bank shall be entitled to an injunction without bond to restrain such breach or threatened breach, and the prevailing party in any such proceeding will be entitled to reimbursement for all costs and expenses, including reasonable attorneys’ fees in connection therewith. Nothing herein shall be construed as prohibiting the Bank from pursuing such other remedies available to it for any such breach or threatened breach including recovery of damages from the Executive.

12. Non-competition. The Executive agrees that during the period of time the Executive is retained to provide services to the Bank, and thereafter for a period of one year subsequent to the termination of Executive’s services to the Bank for any reason whatsoever (except where the employment of the Executive is terminated by the Executive for Good Reason or pursuant to Sections 8(e) or 8(f), or where the term of employment is not renewed pursuant to Section 3), Executive will not enter the employ of, or have any interest in, directly or indirectly (either as executive, partner, director, officer, consultant, principal, agent or employee), any other bank or financial institution or any entity which either accepts deposits or makes loans (whether presently existing or subsequently established) and which has an office located within a radius of 50 miles of any office of the Bank or any Bank associated with the Bank through joint charter or holding company; provided, however, that the foregoing shall not preclude any ownership by the Executive of an amount not to exceed 5% of the equity securities of any entity which is subject to the periodic reporting requirements of the 1934 Act and the shares of Bank common stock owned by the Executive at the time of termination of employment.

13. Non-solicitation; Non-interference. The Executive agrees that during the period of time the Executive is retained to provide services to the Bank, and thereafter for a period of one year subsequent to the termination of Executive’s services to the Bank for any reason whatsoever (except where such termination is by the Executive for Good Reason or pursuant to Sections 8(e) or 8(f), or where the term of employment is not renewed pursuant to Section 3), the Executive will not (a) solicit for employment by Executive, or anyone else, or employ any employee of the Bank or any person who was an employee of the Bank within 12 months prior to such solicitation of employment; (b) induce, or attempt to induce, any employee of the Bank to terminate such employee’s employment; (c) induce, or attempt to induce, anyone having a business relationship with the Bank to terminate or curtail such relationship or, on behalf of himself or anyone else, compete with the Bank; (d) knowingly make any untrue statement concerning the Bank or its directors or officers to anyone; or (e) permit anyone controlled by the Executive, or any person acting on behalf of the Executive or anyone controlled by an employee of the Executive to do any of the foregoing.

14. Remedies. The Executive agrees that the restrictions set forth in this Agreement are fair and reasonable. The covenants set forth in this Agreement are not dependent covenants and any claim against the Bank, whether arising out of this Agreement or any other agreement or contract between the Bank and Executive, shall not be a defense to a claim against Executive for a breach or alleged breach of any of the covenants of Executive contained in this Agreement. It is expressly understood by and between the parties hereto that the covenants contained in this Agreement shall be deemed to be a series of separate covenants. The Executive understands and agrees that if any of the separate covenants are judicially held invalid or unenforceable, such holding shall not release him from his obligations under the remaining covenants of this Agreement. If in any judicial proceedings, a court shall refuse to enforce any or all of the separate covenants because taken together they are more extensive (whether as to geographic area, duration, scope of business or otherwise) than necessary to protect the business and goodwill of the Bank, it is expressly understood and agreed between the parties hereto that those separate covenants which, if eliminated or restricted, would permit the remaining separate covenants or the restricted separate covenant to be enforced in such proceeding shall, for the purposes of such proceeding, be eliminated from the provisions of this Agreement or restriction, as the case may be.

15. Invalid Provision. In the event any provision should be or become invalid or unenforceable, such facts shall not affect the validity and enforceability of any other provision of this Agreement. Similarly, if the scope of any restriction or covenant contained herein should be or become too broad or extensive to permit enforcement thereof to its full extent, then any such restriction or covenant shall be enforced to the maximum extent permitted by law, and Executive hereby consents and agrees that the scope of any such restriction or covenant may be modified accordingly in any judicial proceeding brought to enforce such restriction or covenant.

16. Governing Law; Venue. This Agreement shall be construed in accordance with and shall be governed by the laws of the State of Florida. The sole and exclusive venue for any action arising out of this Agreement shall be a federal or state court situated in Lake County, Florida, and the parties to this Agreement agree to be subject to the personal jurisdiction of such Court and that service on each party shall be valid if served by certified mail, return receipt requested or hand delivery.

17. Attorneys’ Fees and Costs. In the event a dispute arises between the parties under this Agreement and suit is instituted, the prevailing party shall be entitled to recover his or its costs and attorneys’ fees from the non-prevailing party. As used herein, costs and attorneys’ fees include any costs and attorneys’ fees in any appellate proceeding.

18. Binding Effect. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective successors and legal representatives.

19. Effect on Other Agreements. This Agreement and the termination thereof shall not affect any other agreement between the Executive and the Bank, and the receipt by the Executive of benefits thereunder.

20. Miscellaneous. The rights and duties of the parties hereunder are personal and may not be assigned or delegated without the prior written consent of the other party to this Agreement. The captions used herein are solely for the convenience of the parties and are not used in construing this Agreement. Time is of the essence of this Agreement and the performance by each party of its or his duties and obligations hereunder.

21. Complete Agreement. This Agreement constitutes the complete agreement between the parties hereto and incorporates all prior discussions, agreements and representations made in regard to the matters set forth herein. This Agreement may not be amended, modified or changed except by a writing signed by the party to be charged by said amendment, change or modification.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

FLORIDA CHOICE BANK

By:	/s/ Robert Porter

“EXECUTIVE”

/s/ Steve Jeuck
Steve Jeuck, individually

Address:

Exhibit 13.1

Financial Statements of Florida Choice Bankshares, Inc. and Subsidiary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Florida Choice Bankshares, Inc.

Mount Dora, Florida:

We have audited the accompanying consolidated balance sheet of Florida Choice Bankshares, Inc. and Subsidiaries (the “Company”) at December 31, 2004, and the related consolidated statements of earnings, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA

Orlando, Florida

February 15, 2005

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders Florida Choice Bank

Mt. Dora, Florida

We have audited the accompanying balance sheet of Florida Choice Bank as of December 31, 2003 and the related statements of earnings, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respect, the financial position of Florida Choice Bank as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the united states of America.

OSBURN, HENNING AND COMPANY

Orlando, Florida

February 10, 2004

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	AT DECEMBER 31,
	2004	2003
ASSETS
Cash and due from banks	$2,816	2,901
Interest-earning deposits	75	156
Federal funds sold	2,146	4,146

Cash and cash equivalents	5,037	7,203

Securities available for sale	8,146	10,832
Securities held to maturity	13,295	2,833
Loans, net of allowance for loan losses of $1,741 and $1,562	153,158	120,740
Premises and equipment, net	5,261	4,452
Federal Home Loan Bank stock	1,108	550
Bank-owned life insurance	1,371	1,315
Deferred tax asset	479	528
Other assets	781	620

Total assets	$188,636	149,073

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Noninterest-bearing demand deposits	24,075	15,407
Savings, NOW and money-market deposits	50,282	36,473
Time deposits	78,075	71,630

Total deposits	152,432	123,510

Federal Home Loan Bank advances	18,000	11,000
Other borrowings	580	1,983
Other liabilities	623	969

Total liabilities	171,635	137,462

Commitments and contingencies (Notes 4, 5, 9 and 17)

Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $5 par value, 5,000,000 shares authorized, 1,303,233 and 1,033,225 shares issued and outstanding	6,516	5,166
Additional paid-in capital	8,335	6,090
Retained earnings	2,214	407
Accumulated other comprehensive loss	(64)	(52)

Total stockholders’ equity	17,001	11,611

Total liabilities and stockholders’ equity	$188,636	149,073

See accompanying Notes to Consolidated Financial Statements.

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(IN THOUSANDS)

	YEAR ENDED DECEMBER 31,
	2004	2003
Interest income:
Loans	$8,567	6,656
Securities	797	375
Other	107	58

Total interest income	9,471	7,089

Interest expense:
Deposits	2,278	2,088
Borrowings	380	192

Total interest expense	2,658	2,280

Net interest income	6,813	4,809
Provision for loan losses	202	441

Net interest income after provision for loan losses	6,611	4,368

Noninterest income:
Service charges on deposit accounts	410	535
Gain on sale of securities available for sale	27	20
Net earnings on bank-owned life insurance	59	—
Other	408	248

Total noninterest income	904	803

Noninterest expense:
Salaries and employee benefits	2,667	2,121
Occupancy	581	594
Marketing and business development	229	234
Data processing	386	314
Printing and office supplies	182	179
Other	667	519

Total noninterest expense	4,712	3,961

Earnings before income taxes	2,803	1,210
Income taxes	996	416

Net earnings	$1,807	794

Earnings per share:
Basic	$1.43	.90

Diluted	$1.40	.87

See accompanying Notes to Consolidated Financial Statements.

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

($ IN THOUSANDS)

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER RETAINED EARNINGS (ACCUMULATED DEFICIT)	COMPRE- HENSIVE INCOME (LOSS)	TOTAL STOCKHOLDERS’ EQUITY
	NUMBER OF SHARES	AMOUNT
Balance at December 31, 2002	879,730	$4,399	4,787	(387)	109	8,908
Comprehensive income:
Net earnings	—	—	—	794	—	794
Net change in unrealized gain on securities available for sale, net of tax benefit of $96	—	—	—	—	(161)	(161)

Comprehensive income						633

Proceeds from sale of common stock, net of offering costs of $2	153,495	767	1,303	—	—	2,070

Balance at December 31, 2003	1,033,225	5,166	6,090	407	(52)	11,611

Comprehensive income:
Net earnings	—	—	—	1,807	—	1,807
Net change in unrealized loss on securities available for sale, net of tax benefit of $9	—	—	—	—	(12)	(12)

Comprehensive income						1,795

Proceeds from exercise of stock options	1,800	9	11	—	—	20
Proceeds from sale of common stock, net of offering costs of $45	268,208	1,341	2,234	—	—	3,575

Balance at December 31, 2004	1,303,233	$6,516	8,335	2,214	(64)	17,001

See accompanying Notes to Consolidated Financial Statements.

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	YEAR ENDED DECEMBER 31,
	2004	2003
Cash flows from operating activities:
Net earnings	$1,807	794
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	353	364
Provision for loan losses	202	441
Deferred income tax provision (benefit)	58	(151)
Net amortization of premiums and discounts on securities	60	148
Loss on disposal of assets	—	52
Gain on sale of securities available for sale	(27)	(20)
Purchase of bank owned life insurance	—	(1,315)
Net earnings on bank-owned life insurance	(56)	—
Net increase in other assets	(161)	(104)
Net (decrease) increase in other liabilities	(346)	349

Net cash provided by operating activities	1,890	558

Cash flows from investing activities:
Purchase of securities	(11,731)	(12,494)
Maturities, calls, and principal repayments of securities	3,256	7,101
Proceeds from sale of securities available for sale	645	3,697
Net increase in loans	(32,620)	(37,919)
Purchase of premises and equipment, net	(1,162)	(1,292)
Purchase of Federal Home Loan Bank stock	(558)	(367)

Net cash used in investing activities	(42,170)	(41,274)

Cash flows from financing activities:
Net increase in deposits	28,922	29,739
Net increase in Federal Home Loan Bank advances and other borrowings	5,597	8,592
Net proceeds from sale of common stock	3,595	2,070

Net cash provided by financing activities	38,114	40,401

Net decrease in cash and cash equivalents	(2,166)	(315)
Cash and cash equivalents at beginning of year	7,203	7,518

Cash and cash equivalents at end of year	$5,037	7,203

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$2,620	2,308

Income taxes	$1,306	188

Noncash transaction-
Accumulated other comprehensive income (loss), net change in unrealized gain (loss) on securities available for sale, net of tax benefit of $9 and $96	$(12)	(161)

See accompanying Notes Consolidated Financial Statement.

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003 AND FOR THE YEARS THEN ENDED

(1) GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION. Florida Choice Bankshares, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of Florida Choice Bank (the “Bank”). The Bank owns 100% of the outstanding common stock of Florida Choice Holdings, Inc. (“Holdings”) and Florida Choice Title, Inc. (the “Title Company”). The Bank is a state (Florida)-chartered commercial bank and its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (“FDIC”). The Bank offers a variety of financial services to individual and corporate customers through its three banking offices located in Orange and Lake Counties, Florida. During January 2005, the Bank opened its third banking office in Longwood, Orange County, Florida. Holdings owns a parcel of land for a possible future branch site and the Title Company is currently inactive.

REORGANIZATION AND MERGER. On December 7, 2004, the Bank’s stockholders approved a Plan of Merger and Merger Agreement under which the Bank would become a wholly-owned subsidiary of the Holding Company. The closing of the transaction followed receipt of approval from the banking regulatory agencies. On January 1, 2005, the Bank’s stockholders exchanged their common stock for common stock of the Holding Company in a share exchange transaction. As a result, the 1,303,233 previously issued $5 par value common stock of the Bank were exchanged for 1,303,233 shares of the $5 par value common stock of the Holding Company. The Holding Company’s merger with the Bank is accounted for as a reorganization of entities under common control at historical cost and the financial data for the periods presented include the results of the Holding Company and the Bank.

BASIS OF PRESENTATION. The accompanying consolidated financial statements include the accounts of the Holding Company, the Bank, Holdings and the Title Company (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to U.S. generally accepted accounting principles and to general practices within the banking industry. The following summarizes the more significant of these polices and practices:

USE OF ESTIMATES. In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

CASH AND CASH EQUIVALENTS. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-earning deposits and federal funds sold, all of which mature within ninety days.

The Company is required to maintain cash reserves in the form of vault cash or in a noninterest-earning account with the Federal Reserve Bank or in noninterest-earning accounts with other qualified banks based on the balances of its transaction deposit accounts. These reserve balances at December 31, 2004 and 2003 were approximately $628,000 and $254,000, respectively.

SECURITIES. Securities that are held principally for resale in the near term are considered trading securities and recorded at fair value with changes in fair value recorded in earnings. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as “held to maturity” and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in other comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method.

Purchase premiums and discounts are recognized in interest-income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

LOANS. Loans management has the intent and the Company has the ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

ALLOWANCE FOR LOAN LOSSES, CONTINUED. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans, an allowance is established when the discounted cash flows or the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate, construction and land development loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures.

FORECLOSED ASSETS. Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of fair value or the loan balance at the date of foreclosure or repossession, establishing a new cost basis. Subsequently, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.

PREMISES AND EQUIPMENT. Land is carried at cost. Building, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally using the straight-line method over the shorter of the lease term or the estimated useful life of each type of asset.

TRANSFER OF FINANCIAL ASSETS. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

INCOME TAXES. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

EARNINGS PER SHARE. Basic earnings per share has been computed on the basis of the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per share were computed based on the weighted average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method. Earnings per common share have been computed based on the following:

YEAR ENDED DECEMBER 31,	2003	2004
Weighted-average number of common shares outstanding used to calculate basic earnings per common share	1,266,572	886,550
Effect of dilutive stock options	22,134	31,484

Weighted-average number of common shares outstanding used to calculate diluted earnings per common share	1,288,706	918,034

STOCK COMPENSATION PLANS. Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, (collectively, “SFAS No. 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date, and under APB No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB No. 25 and, as a result, has provided proforma disclosures of net earnings and other disclosures, as if the fair value based method of accounting had been applied.

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

STOCK COMPENSATION PLANS, CONTINUED. In order to calculate the fair value of the options granted, it was assumed that the average risk-free interest rate was 4.88% for grants in 2004, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be the entire exercise period and stock volatility would be zero due to the lack of an active market for the stock. The weighted-average grant date fair value of stock options issued during 2004 was $5.02 per option. For purposes of pro forma disclosures, the estimated fair value is included in expense in the period vesting occurs. The following table illustrates the effect on net earnings as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share amounts):

	YEAR ENDED DECEMBER 31,
	2004	2003
Net earnings, as reported	$1,807	794
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax benefit	(153)	(85)

Proforma net earnings	$1,654	709

Basic earnings per share:
As reported	$1.43	.90

Proforma	$1.31	.80

Diluted earnings per share:
As reported	$1.40	.87

Proforma	$1.28	.77

OFF-BALANCE SHEET CREDIT RELATED INSTRUMENTS. The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These off-balance sheet commitments are not reflected in the consolidated financial statements until they are funded. These financial instruments are standby letters of credit and commitments to extend credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

FAIR VALUES OF FINANCIAL INSTRUMENTS. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented may not be realized in an immediate settlement of the instrument or may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

CASH AND CASH EQUIVALENTS. The carrying amounts of cash and cash equivalents approximate their fair values.

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

FAIR VALUES OF FINANCIAL INSTRUMENTS, CONTINUED. SECURITIES. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

FEDERAL HOME LOAN BANK (“FHLB”) STOCK. The fair value of FHLB stock is based on its redemption value.

LOANS. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

DEPOSITS. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

FHLB ADVANCES. Fair values are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowings.

OTHER BORROWINGS. The carrying value of other borrowings approximate fair value.

OFF-BALANCE SHEET INSTRUMENTS. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

COMPREHENSIVE INCOME. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items along with net earnings, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows (in thousands):

	YEAR ENDED DECEMBER 31,
	2004	2003
Unrealized holding gain (loss) on securities available for sale	$6	(237)
Reclassification adjustment for gains realized in earnings	(27)	(20)

Net change in unrealized loss on securities available for sale	(21)	(257)
Tax effect	(9)	(96)

Net-of-tax amount	$(12)	(161)

RECENT PRONOUNCEMENTS. In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment.”

This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, which includes stock options and warrants, based on the grant-date fair value of the

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Public entities will adopt this Statement using a modified version of prospective application. Under this application, this Statement will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date and to awards not yet vested that exist as of the effective date. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Management has not yet determined what effect this Statement will have on the Company’s 2006 consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29.” This Statement addresses the measurement of exchanges of nonmonetary assets and is effective for fiscal periods beginning after June 15, 2005. Management believes the overall effect of this Statement will be immaterial to the Company’s consolidated financial statements.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 also prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company does not anticipate that the adoption of SOP 03-3 will have a material impact on its financial condition or results of operations.

In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-1, “Meaning of Other Than Temporary Impairment” (Issue 03-1). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and cost method investments, and required certain additional financial statement disclosures. The implementation of the “Other-Than-Temporary Impairment” component of this consensus has been postponed. Management cannot determine the effect of the adoption of this guidance on the Company’s financial condition or results of operations.

RECLASSIFICATIONS. Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(2) SECURITIES

The carrying amounts of securities and their approximate fair values were as follows (in thousands):

	GROSS AMORTIZED COST	GROSS UNREALIZED GAINS	APPROXIMATE UNREALIZED LOSSES	FAIR VALUE
AVAILABLE FOR SALE:
AT DECEMBER 31, 2004:
Municipal bonds	$498	3	—	501
Mortgage-backed securities	7,750	37	(142)	7,645

	$8,248	40	(142)	8,146

AT DECEMBER 31, 2003:
Municipal bonds	1,116	22	—	1,138
Mortgage-backed securities	9,798	57	(161)	9,694

	$10,914	79	(161)	10,832

HELD FOR MATURITY:
AT DECEMBER 31, 2004:
Municipal bonds	6,153	14	(156)	6,011
Mortgage-backed securities	7,142	1	(82)	7,061

	$13,295	15	(238)	13,072

AT DECEMBER 31, 2003-
Mortgage-backed securities	$2,833	10	(8)	2,835

The following summaries sales of securities available for sale (in thousands):

	YEAR ENDED DECEMBER 31,
	2004	2003
Proceeds from sales	$645	3,697

Gross gains	$27	20

The scheduled maturities of securities at December 31, 2004 were as follows (in thousands):

	AMORTIZED COST	FAIR VALUE	AVAILABLE FOR SALE APPROXIMATE AMORTIZED COST	HELD FOR MATURITY APPROXIMATE FAIR VALUE
Due from five to ten years	$—	—	663	667
Due greater than ten years	498	501	5,490	5,344
Mortgage-backed securities	7,750	7,645	7,142	7,061

Total	$8,248	8,146	13,295	13,072

Securities with a carrying value of approximately $6.2 million and $3.6 million at December 31, 2004 and 2003, respectively were pledged to secure other borrowings and for public deposits.

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(2) SECURITIES, CONTINUED

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows (in thousands):

	LESS THAN TWELVE MONTHS		OVER TWELVE MONTHS
	GROSS UNREALIZED LOSSES	FAIR VALUE	GROSS UNREALIZED LOSSES	FAIR VALUE
Securities available for sale:
Municipal bonds	$—	—	—	—
Mortgage-backed securities	(4)	379	(138)	6,292

Total securities available for sale	(4)	379	(138)	6,292

Securities held to maturity:
Municipal bonds	(156)	5,080	—	—
Mortgage-backed securities	(78)	5,531	(4)	758

Total securities held to maturity	(234)	10,611	(4)	758

Total	$(238)	10,990	(142)	7,050

At December 31, 2004, the Company has 25 debt securities with unrealized losses. Management believes these unrealized losses relate to changes in interest rates and not credit quality. Management also believes the Company has the ability to hold these securities until maturity, or for the foreseeable future and therefore no declines are deemed to be other than temporary.

(3) LOANS

The components of loans were as follows (in thousands):

	AT DECEMBER 31,
	2004	2003
Real estate-mortgage	$130,024	107,750
Commercial	18,981	12,950
Consumer and home equity	6,188	1,778

Total loans	155,193	122,478
Allowance for loan losses	(1,741)	(1,562)
Deferred loan fees, net	(294)	(176)

Loans, net	$153,158	120,740

The following is a summary of the activity in the allowance for loan losses (in thousands):

	YEAR ENDED DECEMBER 31,
	2004	2003
Allowance, at beginning of year	$1,562	1,147
Provision for loan losses	202	441
Charge-offs, net of recoveries	(23)	(26)

Allowance, at end of year	$1,741	1,562

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(3) LOANS, CONTINUED

The Company did not have any nonaccrual loans at December 31, 2004. Nonaccrual loans were $1.2 million at December 31, 2003. There were no accruing loans past ninety days or more or impaired loans at December 31, 2004 or 2003 or during the years then ended.

(4) PREMISES AND EQUIPMENT

Premises and equipment were as follows (in thousands):

	AT DECEMBER 31,
	2004	2003
Cost:
Land	$2,036	1,324
Building and improvements	2,384	2,354
Furniture, equipment and computer software	1,700	1,731
Construction in process	325	32

Total cost	6,445	5,441
Less accumulated depreciation and amortization	(1,184)	(989)

Premises and equipment, net	$5,261	4,452

The Company began leasing certain facilities under operating leases in 2004. These leases provide for the payment of real estate taxes and common area maintenance as well as options to renew. Rent expense for 2004 was approximately $10,000. At December 31, 2004, future minimum rental commitments under these noncancelable leases were approximately as follows (in thousands):

YEAR ENDING DECEMBER 31:	AMOUNT
2005	$85
2006	103
2007	103
2008	103
2009	103
Thereafter	9

$506

(5) BANK-OWNED LIFE INSURANCE

During the latter part of 2003, the Company purchased life insurance policies on its senior officer personnel. The purpose of the policies is to defray present and future employee benefit costs through the tax- exempt earnings on the policies. The premiums of the paid-up policies were $1,315,000. Because of the late date of purchase in 2003, there were no earnings on these policies in 2003. During 2004, the Company recorded $56,000 in net earnings on these policies. The Company has also entered into split-dollar agreements with these individuals that would pay their beneficiaries a certain percentage of the death benefits in excess of the cash surrender amounts if these payments were triggered.

Although not formally linked with the life insurance policies, the Company has salary continuation agreements with these senior officers that requires the Company to pay them certain benefits upon retirement or other circumstances. The Company recognized expenses of approximately $70,000 in 2004 relating to these agreements.

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(6) DEPOSITS

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $29.5 million and $15.9 million at December 31, 2004 and 2003, respectively.

At December 31, 2004, the scheduled maturities of time deposits were as follows (in thousands):

YEAR ENDING DECEMBER 31,	AMOUNT
2005	$67,316
2006	6,165
2007	1,910
2008	917
2009	1,767

$78,075

(7) FEDERAL HOME LOAN BANK ADVANCES

The Company has an agreement with the Federal Home Loan Bank of Atlanta to borrow funds under a line of credit. The Company pledges certain loans under a blanket lien agreement and its investment in FHLB stock as collateral for these borrowings. The following summarizes the outstanding advances ($ in thousands):

	INTEREST RATE AT DECEMBER 31,			BALANCE AT DECEMBER 31,
MATURITY DURING THE YEAR ENDING DECEMBER 31,	2004		2003	2004		2003
2004	—%		3.40%	$—		3,000
2005	1.72%		—%	1,000		—
2006	2.39%		—%	1,000		—
2006	2.58	%(1)	—%	3,000		—
2007	2.93%		—%	1,000		—
2008	1.92%		1.92%	3,000		3,000
2008	1.88%		1.88%	5,000		5,000
2008	3.57%		—%	1,000		—
2014	2.91%		—%	3,000	(2)	—

				$18,000		11,000

(1)	Adjustable rate.
(2)	The outstanding amount of these advances are callable at the option of the FHLB, to the extent of $3.0 million in 2005, $5.0 million in 2006 and $3.0 million in 2009.

(8) OTHER BORROWINGS

The Company enters into repurchase agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as borrowings. These agreements require the Company to pledge securities as collateral for these borrowings. At December 31, 2004, the outstanding balance of such borrowings totaled $580,000 and the Company pledged securities with a carrying value of approximately $6.0 million as collateral for these agreements. At December 31, 2003, the outstanding balance of such borrowings totaled $2.0 million and the Company pledged securities with a carrying value of approximately $3.6 million as collateral for these agreements.

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(9) OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit, including lines of credit, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company generally holds collateral supporting these commitments.

A summary of the amounts of the Company’s financial instruments, with off-balance sheet risk at December 31, 2004 and 2003 follows (in thousands):

	CONTRACT AMOUNT
	2004	2003
Commitments to originate loans	$15,900	4,600

Undisbursed portion of outstanding lines of credit	$37,683	22,600

Standby letters of credit	$1,294	1,463

(10) SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The Company grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in the Orange and Lake County areas. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy of the Orange and Lake County areas. The Company does not have any significant concentrations to any one industry or customer.

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(11) INCOME TAXES

Income taxes (benefit) consisted of the following (in thousands):

	YEAR ENDED DECEMBER 31,
	2004	2003
Current:
Federal	$791	478
State	147	89

Total current	938	567

Deferred:
Federal	50	(129)
State	8	(22)

Total deferred	58	(151)

Total	$996	416

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	YEAR ENDED DECEMBER 31,
	2004		2003
	AMOUNT	%	AMOUNT	%
Income taxes at statutory rate	$953	34.00%	$412	34.00%
Increase (decrease) in income taxes (benefit) resulting from:
State income taxes, net of Federal tax benefit	102	3.64	44	3.66
Tax-exempt income	(72)	(2.57)	(30)	(2.29)
Other, net	13.46		(10)	(.74)

Income taxes	$996	35.53%	$416	34.63%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	AT DECEMBER 31,
	2004	2003
Deferred tax assets:
Allowance for loan losses	$590	514
Unrealized loss on securities available for sale	38	29
Preopening and organizational costs	—	16
Other	26	37

Gross deferred tax assets	654	596

Deferred tax liabilities:
Premises and equipment	(81)	(68)
Deferred loan costs	(94)	—

Gross deferred tax liabilities	(175)	(68)

Net deferred tax asset	$479	528

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(12) EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) defined contribution employee benefit plan. The plan is available to all employees electing to participate after meeting certain length-of-service requirements. Contribution expenses relating to this plan for the years ended December 31, 2004 and 2003 were approximately $77,000 and $27,000, respectively.

(13) LOANS TO RELATED PARTIES

During 2004 and 2003, the Company made loans to certain officers and directors, and companies in which they held a 10% or more beneficial ownership. The balance outstanding under these loans was approximately $7.1 million and $8.3 million at December 31, 2004 and 2003, respectively. These loans were made in the normal course of business at prevailing interest rates and terms.

(14) REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective actions, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted total assets (as defined).

As of December 31, 2004, the most recent notification from the regulatory authorities categorized the Bank as well capitalized. An institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table ($ in thousands).

	ACTUAL		MINIMUM CAPITAL REQUIREMENT		MINIMUM TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS
	AMOUNT	%	AMOUNT	%	AMOUNT	%
AS OF DECEMBER 31, 2004:
Total capital to Risk-Weighted assets	$18,806	11.4%	$13,152	8.0%	$16,439	10.0%
Tier I Capital to Risk-Weighted Assets	17,065	10.4	6,576	4.0	9,864	6.0
Tier I Capital to Adjusted Total Assets	17,065	9.2	7,451	4.0	9,314	5.0

AS OF DECEMBER 31, 2003:
Total capital to Risk-Weighted assets	13,225	10.4	10,142	8.0	12,677	10.0
Tier I Capital to Risk-Weighted Assets	11,663	9.2	5,071	4.0	7,606	6.0
Tier I Capital to Adjusted Total Assets	11,663	8.3	5,638	4.0	7,048	5.0

The Holding Company was not subject to the capital requirements above at December 31, 2004, since the Holding Company became effective on January 1, 2005.

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(15) DIVIDEND RESTRICTIONS

The Company is limited in the amount of cash dividends that may be paid by the amount the Bank may pay to the Holding Company. The amount of cash dividends that may be paid is based on the Bank’s net earnings of the current year combined with the Bank’s retained earnings of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Bank must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividend which the Bank could declare.

In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

(16) STOCK OPTION PLANS

The Company has two stock option plans (the “Plans”). One is for the benefit of selected key employees under which 107,124 options may be granted and the other is for the benefit of Directors under which 149,910 options may be granted. All options have ten-year terms. At December 31, 2004, there were 41,099 options available for future grants under the Plans. A summary of stock option transactions under the Plans follows ($ in thousands, except per share amounts):

	NUMBER OF OPTIONS	RANGE OF OPTION PRICE	WEIGHTED- AVERAGE PRICE	AGGREGATE OPTION PRICE
Outstanding at December 31, 2002	127,030	$10.00-12.50	$10.37	$1,317
Options exercised	(600)	10.00	10.00	(6)
Options forfeited	(1,350)	10.00-12.50	11.76	(16)
Options granted	16,420	10.00-13.10	10.47	172

Outstanding at December 31, 2003	141,500	10.00-13.10	10.37	1,467
Options granted	82,085	13.50	13.50	1,108
Options exercised	(1,800)	10.00-12.50	11.25	(20)
Options forfeited	(8,250)	10.00-12.50	12.32	(102)

Outstanding at December 31, 2004	213,535	$10.00-13.50	$11.49	$2,453

The weighted-average contractual lives of the outstanding stock options at December 31, 2004 and 2003 were 7.1 years and 7.3 years, respectively. The stock options granted to Directors are exercisable immediately at the date of grant and those granted to employees vest over five years. At December 31, 2004, the Company’s outstanding stock options are exercisable as follows:

YEAR ENDING DECEMBER 31,	NUMBER OF OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE
Currently exercisable	174,710	$11.08
2005	8,725	13.24
2006	8,725	13.24
2007	8,705	13.24
2008	6,385	13.50
2009	6,285	13.50

	213,535	$11.49

FLORIDA CHOICE BANKSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(17) LEGAL CONTINGENCIES

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company’s consolidated financial statements.

(18) FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	AT DECEMBER 31,
	2004		2003
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets:
Cash and cash equivalents	$5,037	5,037	7,203	7,203
Securities available for sale	8,146	8,146	10,832	10,832
Securities held to maturity	13,295	13,072	2,833	2,834
Loans, net	153,158	152,830	120,740	124,489
FHLB stock	1,108	1,108	550	550

Financial liabilities:
Deposits	152,432	153,281	123,510	123,088
FHLB advances	18,000	18,309	11,000	11,017
Other borrowings	580	580	1,983	1,983
Off-balance sheet financial instruments	—	—	—	—

EXHIBIT 14.1

FLORIDA CHOICE BANKSHARES, INC.

CODE OF ETHICS FOR CEO AND SENIOR FINANCIAL OFFICERS

MARCH 3, 2005

CODE OF ETHICS FOR CEO AND SENIOR FINANCIAL OFFICERS

The Company has a Code of Business Conduct and Ethics applicable to all directors and employees of the Company and the Bank. The CEO and all senior financial officers, including the CEO and principal accounting officer, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Code of Business Conduct and Ethics, the CEO and senior financial officers are subject to the following additional specific policies:

1.	The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Board of Directors any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Board of Directors in fulfilling its responsibilities.

2.	The CEO and each senior financial officer shall promptly bring to the attention of the Board of Directors and the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

3.	The CEO and each senior financial officer shall promptly bring to the attention of the CEO and to the Board of Directors and Audit Committee any information he or she may have concerning any violation of the Company’s Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

4.	The CEO and each senior financial officer shall promptly bring to the attention of the Board of Directors and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code of Business Conduct and Ethics or of these additional procedures.

5.	The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of Business Conduct and Ethics or of these additional procedures by the CEO and the Company’s senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Business Conduct and Ethics and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and seventy of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

Exhibit 21.1

Florida Choice Bankshares, Inc.

Form 10-KSB

For Fiscal Year Ended December 31, 2004

Subsidiaries of Registrant

Florida Choice Bank

Exhibit 23.1

Consent of Hacker, Johnson & Smith PA

Florida Choice Bankshares, Inc.

Mt. Dora, Florida

We hereby consent to the inclusion of our report dated February 15, 2005, relating to the consolidated financial statements of Florida Choice Bankshares, Inc. and Subsidiary (the “Company”) as of and for the year ended December 31, 2004, in the Company’s 2004 annual report on Form 10-KSB.

/s/ Hacker, Johnson & Smith PA
Hacker, Johnson & Smith PA
Orlando, Florida
March 22, 2005

Exhibit 23.2

Consent of Osburn, Henning and Company

Florida Choice Bankshares, Inc.

Mt. Dora Florida

We hereby consent to the inclusion of our report dated February 10, 2004 relating to the financial statements of Florida Choice Bank as of and for the year ended December 31, 2003, as included in the consolidated financial statements of Florida Choice Bankshares, Inc. and Subsidiary (the “Company”) as of and for the year ended December 31, 2004, in the Company’s 2004 annual report on Form 10-KSB.

/s/ Osburn, Henning and Company
Osburn, Henning and Company
Orlando, Florida
March 22, 2005

Exhibit 31.1

CERTIFICATIONS

I, Kenneth E. LaRoe, certify, that:

1.	I have reviewed this annual report on Form 10-KSB of Florida Choice Bankshares, Inc.;

2.	Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) for the registrant and we have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as at the end of the period covered by this report based on such evaluation; and

(c)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors:

(a)	all significant deficiencies and material weaknesses in the design or operation of the internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls.

Date: March 22, 2005	By:	/s/ Kenneth E. LaRoe
Kenneth E. LaRoe, Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Stephen R. Jeuck, certify, that:

1.	I have reviewed this annual report on Form 10-KSB of Florida Choice Bankshares, Inc.;

2.	Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) for the registrant and we have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as at the end of the period covered by this report based on such evaluation; and

(c)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors:

(a)	all significant deficiencies and material weaknesses in the design or operation of the internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls.

Date: March 22, 2005	By:	/s/ Stephen R. Jeuck
Stephen R. Jeuck, Chief Financial Officer

Exhibit 32.1

Certification of Chairman and Chief Executive Officer

The undersigned Chairman and Chief Executive Officer of Florida Choice Bankshares, Inc. does hereby certify, to such officer’s knowledge, that this report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in the report fairly presents, in all material respects, the financial condition and results of operation of Florida Choice Bankshares, Inc.

/s/ Kenneth E. LaRoe
Kenneth E. LaRoe
Chairman and Chief Executive Officer

Date: March 22, 2005

Exhibit 32.2

Certification of Chief Financial Officer

The undersigned Chief Financial Officer of Florida Choice Bankshares, Inc. does hereby certify, to such officer’s knowledge, that this report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in the report fairly presents, in all material respects, the financial condition and results of operation of Florida Choice Bankshares, Inc.

/s/ Stephen R. Jeuck
Stephen R. Jeuck
Chief Financial Officer

Date: March 22, 2005

APPENDIX E

FLORIDA CHOICE BANKSHARES, INC.

QUARTERLY REPORT ON

FORM 10-QSB FOR THE NINE MONTHS AND QUARTER ENDED SEPTEMBER 30, 2005

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-QSB

(Mark One)

☑	QUARTERLY REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number

FLORIDA CHOICE BANKSHARES, INC.

(Exact Name of Small Business Issuer as Specified in Its Charter)

Florida	20-1990219
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

18055 U.S. Highway 441, Mt. Dora, Florida	32757
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code (352) 735-6161

Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☑    No  ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☑

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date:

Common stock, par value $5 per share	2,565,615 shares outstanding at November 1, 2005

Transitional Small Business Disclosure Format:  Yes  ☐    No  ☑

FLORIDA CHOICE BANKSHARES, INC.

FLORIDA CHOICE BANKSHARES, INC.

Part I. FINANCIAL INFORMATION

Item 1. Financial Statements

Condensed Consolidated Balance Sheets

($ in thousands, except per share amounts)

	At September 30, 2005	At December 31, 2004
	(unaudited)
Assets
Cash and due from banks	$11,557	2,816
Interest-earning deposits	29	75
Federal funds sold	—	2,146

Cash and cash equivalents	11,586	5,037

Securities available for sale	27,295	8,146
Securities held to maturity	—	13,295
Loans, net of allowance for loan losses of $3,110 and $1,741	277,443	153,158
Premises and equipment, net	8,541	5,261
Federal Home Loan Bank stock	2,222	1,108
Bank-owned life insurance	3,958	1,371
Deferred tax asset	703	479
Other assets	1,554	781

Total assets	$333,302	188,636

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	59,542	24,075
Savings, NOW and money-market deposits	111,449	50,282
Time deposits	76,820	78,075

Total deposits	247,811	152,432

Federal Home Loan Bank advances	41,000	18,000
Other borrowings	4,126	580
Other liabilities	1,556	623

Total liabilities	294,493	171,635

Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $5 par value, 5,000,000 shares authorized, 2,565,615 and 1,303,233 shares issued and outstanding	12,828	6,516
Additional paid-in capital	22,165	8,335
Retained earnings	4,186	2,214
Accumulated other comprehensive loss	(370)	(64)

Total stockholders’ equity	38,809	17,001

Total liabilities and stockholders’ equity	$333,302	188,636

See accompanying Notes to Condensed Consolidated Financial Statements.

FLORIDA CHOICE BANKSHARES, INC.

Condensed Consolidated Statements of Earnings (Unaudited)

(In thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Interest income:
Loans	$4,776	2,169	11,320	6,074
Securities	288	217	748	614
Other	52	24	151	37

Total interest income	5,116	2,410	12,219	6,725

Interest expense:
Deposits	1,342	601	3,219	1,628
Borrowings	275	108	540	274

Total interest expense	1,617	709	3,759	1,902

Net interest income	3,499	1,701	8,460	4,823
Provision for loan losses	300	—	1,360	202

Net interest income after provision for loan losses	3,199	1,701	7,100	4,621

Noninterest income:
Service charges and fees on deposit accounts	181	130	469	396
Gain on sale of securities available for sale	—	—	—	27
Net earnings on bank-owned life insurance	41	15	87	44
Other	76	40	198	264

Total noninterest income	298	185	754	731

Noninterest expense:
Salaries and employee benefits	957	615	2,564	1,887
Occupancy and equipment	306	138	667	430
Data processing	132	101	384	269
Marketing and business development	168	51	304	189
Printing and office supplies	93	30	224	135
Other	305	150	776	487

Total noninterest expense	1,961	1,085	4,919	3,397

Earnings before income taxes	1,536	801	2,935	1,955
Income taxes	518	284	963	695

Net earnings	$1,018	517	1,972	1,260

Earnings per share:
Basic	$.40	.40	.96	.98

Diluted	$.39	.39	.94	.95

Dividends per share	$—	—	—	—

See accompanying Notes to Condensed Consolidated Financial Statements.

FLORIDA CHOICE BANKSHARES, INC.

Condensed Consolidated Statements of Stockholders’ Equity (Unaudited)

Nine Months Ended September 30, 2005 and 2004

($ in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre- hensive Income (Loss)	Total Stockholders’ Equity
	Number of Shares	Amount
Balance at December 31, 2003	1,033,225	$5,166	6,090	407	(52)	11,611

Comprehensive income:
Net earnings (unaudited)	—	—	—	1,260	—	1,260
Net change in unrealized loss on securities available for sale, net of tax (unaudited)	—	—	—	—	1	1

Comprehensive income (unaudited)						1,261
Proceeds from exercise of stock options (unaudited)	1,800	9	11	—	—	20
Proceeds from sale of common stock, net of offering costs of $45 (unaudited)	268,208	1,341	2,234	—	—	3,575

Balance at September 30, 2004 (unaudited)	1,303,233	$6,516	8,335	1,667	(51)	16,467

Balance at December 31, 2004	1,303,233	6,516	8,335	2,214	(64)	17,001

Comprehensive income:
Net earnings (unaudited)	—	—	—	1,972	—	1,972
Net change in unrealized loss on securities available for sale, net of tax (unaudited)	—	—	—	—	(306)	(306)

Comprehensive income (unaudited)						1,666
Proceeds from the sale of common stock, net of offering costs of $56 (unaudited)	1,262,382	6,312	13,830	—	—	20,142

Balance at September 30, 2005 (unaudited)	2,565,615	$12,828	22,165	4,186	(370)	38,809

See accompanying Notes to Condensed Consolidated Financial Statements.

FLORIDA CHOICE BANKSHARES, INC.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2005	2004
Cash flows from operating activities:
Net earnings	$1,972	1,260
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	1,360	202
Depreciation and amortization	354	318
Deferred income tax benefit	(39)	(48)
Net amortization of premiums and discounts on securities	16	50
Gain on sale of securities available for sale	—	(27)
Gain on sale of SBA loan	—	(98)
Net earnings on bank-owned life insurance	(87)	(44)
Net increase in other assets	(773)	(135)
Net increase in other liabilities	933	604

Net cash provided by operating activities	3,736	2,082

Cash flows from investing activities:
Purchase of securities	(8,484)	(11,261)
Maturities, calls and principal repayments of securities	2,123	2,167
Proceeds from sale of securities available for sale	—	645
Net increase in loans	(125,645)	(19,948)
Purchase of premises and equipment	(3,634)	(1,114)
Purchase of Federal Home Loan Bank stock	(1,114)	(450)
Purchase of bank owned life insurance	(2,500)	—

Net cash used in investing activities	(139,254)	(29,961)

Cash flows from financing activities:
Net increase in deposits	95,379	22,246
Net increase in Federal Home Loan Bank advances and other borrowings	26,546	8,384
Net proceeds from sale of common stock	20,142	3,595

Net cash provided by financing activities	142,067	34,225

Net increase in cash and cash equivalents	6,549	6,346
Cash and cash equivalents at beginning of period	5,037	7,203

Cash and cash equivalents at end of period	$11,586	13,549

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$3,706	1,880

Income taxes	$1,054	750

Noncash transactions:
Accumulated other comprehensive income (loss), net change in unrealized loss on securities available for sale, net of tax	$(306)	1

Reclassify securities held to maturity to securities available for sale	$17,071	—

See accompanying Notes to Condensed Consolidated Financial Statements.

FLORIDA CHOICE BANKSHARES, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Basis of Presentation. In the opinion of the management of Florida Choice Bankshares, Inc. (the “Holding Company”), the accompanying condensed consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position at September 30, 2005 and the results of operations for the three- and nine-month periods ended September 30, 2005 and 2004 and cash flows for the nine-month periods ended September 30, 2005 and 2004. The results of operations for the three- and nine-month periods ended September 30, 2005, are not necessarily indicative of results that may be expected for the year ending December 31, 2005.

The condensed consolidated financial statements include the accounts of the Holding Company and its subsidiary, Florida Choice Bank (the “Bank”) (together, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation. The financial information and results for 2004 are those of the Bank as the Holding Company’s merger with the Bank didn’t become effective until January 1, 2005 (see further discussion below).

The Bank is a state (Florida)-chartered commercial bank and its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (“FDIC”). The Bank offers a variety of financial services to individual and corporate customers through its six banking offices located in Lake, Marion, Orange and Seminole Counties, Florida. During 2005, the Bank opened four banking offices in Longwood, Seminole County, Florida; Ocala, Marion County, Florida; Orlando, Orange County Florida; and in Leesburg, Lake County, Florida.

Reorganization and Merger. On December 7, 2004, the Bank’s stockholders approved a Plan of Merger and Merger Agreement under which the Bank would become a wholly-owned subsidiary of the Holding Company. The closing of the transaction followed receipt of approval from the banking regulatory agencies. On January 1, 2005, the Bank’s stockholders exchanged their common stock for common stock of the Holding Company in a share exchange transaction. As a result, the 1,303,233 previously issued $5 par value common stock of the Bank were exchanged for 1,303,233 shares of the $5 par value common stock of the Holding Company. The transaction is accounted for as a reorganization of entities under common control at historical cost and the financial data for the periods presented include the results of the Holding Company and the Bank.

Acquisition Agreement. On October 27, 2005, the Holding Company entered into a merger agreement for the Holding Company to be acquired by Alabama National BanCorporation, a bank holding company with ten subsidiary banks, operating in Alabama, Florida and Georgia. Completion of the transaction is subject to approval by the stockholders of the Holding Company and various regulatory agencies.

2. Loans. The components of loans are summarized as follows (in thousands):

	At September 30, 2005	At December 31, 2004
Real estate—mortgage	$228,522	130,024
Commercial	43,525	18,981
Consumer and home equity	9,176	6,188

Total loans	281,223	155,193

Allowance for loan losses	(3,110)	(1,741)
Deferred loan fees, net	(670)	(294)

Loans, net	$277,443	153,158

FLORIDA CHOICE BANKSHARES, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited), Continued

3. Loan Impairment and Loan Losses. An analysis of the change in the allowance for loan losses follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Balance at beginning of period	$2,806	1,765	1,741	1,562
Provision for loan losses	300	—	1,360	202
Net recoveries (charge-offs)	4	(27)	9	(26)

Balance at September 30	$3,110	1,738	3,110	1,738

At September 30, 2005, there was one commercial loan on nonaccrual status and considered impaired. The balance at September 30, 2005 was approximately $46,000. There has been no interest received or recognized on this loan since it was considered impaired. The $1.1 million impaired loan at June 30, 2005 paid-off during the third quarter without any loss. There were no impaired loans or no loans on nonaccrual status or accruing loans past due ninety days or more at December 31, 2004.

4. Earnings Per Share. Basic earnings per share has been computed on the basis of the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share were computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method. Earnings per common share have been computed based on the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Weighted-average number of common shares outstanding used to calculate basic earnings per common share	2,565,615	1,303,233	2,062,706	1,285,549
Effect of dilutive stock options	43,085	35,521	43,087	35,521

Weighted-average number of common shares outstanding used to calculate diluted earnings per common share	2,608,700	1,338,754	2,105,793	1,321,070

FLORIDA CHOICE BANKSHARES, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited), Continued

5. Stock Option Plans. The Company has two stock option plans (the “Plans”). One is for the benefit of selected key employees under which 256,124 options may be granted and the other is for the benefit of Directors under which 240,910 options may be granted. Both plans were amended in 2005 to increase the authorized number of shares to these amounts. All options have ten-year terms. During 2005, 91,000 options were granted to Directors and immediately vested and 69,000 options were granted to employees and vest over a five-year period. At September 30, 2005, there were 94,949 options available for future grants under the Plans, all of which related to the Employee Plan. A summary of stock option transactions under the Plans for the nine-month periods ended September 30, 2005 and 2004 follows ($ in thousands, except per share amounts):

	Number of Options	Range of Option Price	Weighted- Average Price	Aggregate Option Price
Outstanding at December 31, 2003	141,500	$10.00-13.50	10.37	$1,467
Options granted	7,000	13.50	13.50	95
Options exercised	(1,800)	10.00-12.50	10.42	(20)
Options forfeited	(8,250)	10.00-13.50	12.24	(101)

Outstanding at September 30, 2004	138,450	$10.00-13.50	$10.41	$1,441

Outstanding at December 31, 2004	213,535	10.00-13.50	11.49	2,453
Options granted	188,000	16.00	16.00	3,008
Options forfeited	(1,850)	13.50-16.00	14.59	(27)

Outstanding at September 30, 2005	399,685	$10.00-16.00	$13.60	$5,434

5. Stock Option Plans, Continued. Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, (collectively, “SFAS No. 123R”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date, and under APB No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB No. 25 and, as a result, has provided proforma disclosures of net earnings and other disclosures, as if the fair value based method of accounting had been applied.

For purposes of pro forma disclosures, the estimated fair value is included in expense in the period vesting occurs. The following table illustrates the assumptions used in calculating the grant-date fair value and the effect on net earnings as if the Company had applied the fair value recognition provisions of SFAS No. 123R to stock-based employee compensation (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net earnings, as reported	$1,018	517	1,972	1,260
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax benefit	(50)	(2)	(430)	(8)

Proforma net earnings	$968	515	1,542	1,252

FLORIDA CHOICE BANKSHARES, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited), Continued

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Basic earnings per share:
As reported	$.40	.40	.96	.98

Proforma	$.38	.40	.75	.98

Diluted earnings per share:
As reported	$.39	.39	.94	.95

Proforma	$.37	.39	.73	.95

Assumptions for grants made during the period:
Weighted-average risk free rate of return	4.45%	4.88%	4.28%	4.88%

Annualized dividend yield	—%	—	—%	—%

Expected life of options	6.5 years	10 years	6.5 years	10 years

Expected stock price volatility	21.0%	—	21.0%	—%

Average grant-date fair value per option of options issued during the period	$5.32	5.02	$5.24	$5.03

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment.” This Statement requires a public entity, such as the Company, to measure the cost of employee services received in exchange for an award of equity instruments, which includes stock options and warrants, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Public entities will adopt this Statement using a modified version of prospective application. Under this application, this Statement will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date and to awards not yet vested that exist as of the effective date. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Management has not yet determined what effect this Statement will have on the Company’s future consolidated financial statements.

6. Private Placement Offering. During 2005, the Company completed a private placement offering of its common stock. The Company sold 1,262,382 shares of common stock at $16 per share in connection with this offering.

7. Securities. On September 30, 2005, the Company reclassified all securities classified as held to maturity to available for sale. The carrying value of these securities on this date were approximately $17,071,000 and the unrealized loss relating the these securities was approximately $374,000. Management decided to reclassify these securities as part of its asset/liability management strategy and for future liquidity as the Bank expands its presence in the Central Florida market place.

8. Reclassifications. Certain amounts in the 2004 condensed consolidated financial statements have been reclassified to conform to the 2005 presentation.

FLORIDA CHOICE BANKSHARES, INC.

Review by Independent Registered Public Accounting Firm

Hacker, Johnson & Smith PA, the Company’s independent registered public accounting firm, have made a limited review of the financial data as of and for the nine-month period ended September 30, 2005 presented in this document, in accordance with standards established by the Public Company Accounting Oversight Board (United States).

Their report furnished pursuant to Article 10 of Regulation S-X is included herein.

Report of Independent Registered Public Accounting Firm

Florida Choice Bankshares, Inc.

Mount Dora, Florida:

We have reviewed the accompanying condensed consolidated balance sheet of Florida Choice Bankshares, Inc. (the “Company”) as of September 30, 2005, the related condensed consolidated statements of earnings for the three-month and nine-month periods ended September 30, 2005 and 2004, and the related condensed consolidated statements of stockholders’ equity and cash flows for the nine-month period ended September 30, 2005 and 2004. These interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2004, and the related consolidated statements of earnings, stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated February 15, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Orlando, Florida

November 1, 2005

FLORIDA CHOICE BANKSHARES, INC.

Management’s Discussion and Analysis

General

Florida Choice Bankshares, Inc. (the “Company”) is a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company became the holding company for Florida Choice Bank (the “Bank”) on January 1, 2005. The Bank is a Florida state-chartered commercial bank, which commenced operations in May 1999. The Bank is a full service commercial bank, providing a variety of business and consumer financial services in its target marketplace, which is comprised primarily of Lake, Marion, Seminole and Orange Counties in Florida. The Bank is headquartered in Mt. Dora, Florida and also operates five branch offices in Clermont, Leesburg, Ocala, Orlando and Longwood, Florida.

On December 7, 2004, the Bank’s stockholders approved a Plan of Merger and Merger Agreement under which the Bank would become a wholly-owned subsidiary of the Holding Company. The closing of the transaction followed receipt of approval from the banking regulatory agencies. On January 1, 2005, the Bank’s stockholders exchanged their common stock for common stock of the Holding Company in a share exchange transaction. As a result, the 1,303,233 previously issued $5 par value common stock of the Bank were exchanged for 1,303,233 shares of the $5 par value common stock of the Holding Company. The transaction is accounted for as a reorganization of entities under common control at historical cost and the financial data for the periods presented include the results of the Holding Company and the Bank.

On October 27, 2005, the Holding Company entered into a merger agreement for the Holding Company to be acquired by Alabama National BanCorporation, a bank holding company with ten subsidiary banks, operating in Alabama, Florida and Georgia. Completion of the transaction is subject to approval by the stockholders of the Holding Company and various regulatory agencies.

The Bank’s deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (“FDIC”) up to applicable limits. The operations of the Bank are subject to the supervision and regulation of the FDIC and the Florida Office of Financial Regulation.

The Bank provides a variety of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by the Bank include: demand interest-bearing and noninterest-bearing accounts, money market deposit accounts, NOW accounts, time deposits, credit cards, cash management, direct deposits, notary services, money orders, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, and banking by mail. In addition, the Bank makes secured and unsecured commercial, consumer, and real estate loans and issues stand-by letters of credit. The Bank provides automated teller machine (ATM) cards and is a member of the Star ATM network, thereby permitting customers to utilize the convenience of larger ATM networks. In addition to the foregoing services, the offices of the Bank provide customers with extended banking hours. The Bank does not have trust powers and, accordingly, no trust services are provided.

The revenues of the Bank are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest and dividends from investment and mortgage-backed securities, and short-term investments. The principal sources of funds for the Bank’s lending activities are its deposits, repayment of loans, and the sale and maturity of investment securities. The principal expenses of the Bank are the interest paid on deposits, and operating and general administrative expenses.

As is the case with banking institutions generally, the Bank’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and

FLORIDA CHOICE BANKSHARES, INC.

general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. The Bank faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans.

Capital Resources, Commitments and Capital Requirements

The Company’s principal sources of funds are those generated by the Bank, including net increases in deposits and borrowings, principal and interest payments on loans, and proceeds from maturities of investment securities.

The Company uses its capital resources principally to fund existing and continuing loan commitments and to purchase investment securities. Off-balance-sheet commitments to extend credit represent legally binding agreements to lend to customers with fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being funded, committed amounts do not necessarily represent future cash requirements.

The following table summarizes the Company’s contractual obligations, including certain on-balance sheet and off-balance sheet obligations, at September 30, 2005 (in thousands):

Contractual Obligations	Total
Time deposit maturities	$76,820
Federal Home Loan Bank advances	41,000
Other borrowings	4,126
Operating leases	3,640
Loan commitments	77,478
Standby letters of credit	3,151
Undisbursed line of credit loans	94,730

Total	$300,945

Management believes that the Company has adequate resources to fund all its commitments, that a majority of all of its existing commitments will be funded within 12 months and, if so desired, that the Company can adjust the rates and terms on time deposits and other deposit accounts to retain or obtain new deposits in a changing interest rate environment.

Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. The Company, on a consolidated basis, was not subject to the below requirements at December 31, 2004 due to the Company’s reorganization and the merger’s effective date being January 1, 2005. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

FLORIDA CHOICE BANKSHARES, INC.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and percentages of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. If such minimum amounts and percentages are met, the Company and the Bank are considered “adequately capitalized”. If the actual amounts exceed the requirements of “adequately capitalized”, and meet even more stringent minimum standards, they are considered “well capitalized”. Management believes as of September 30, 2005, the Company and the Bank meet the capital requirements for a “well capitalized” financial institution.

The table below shows the total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios of the Company and the Bank at September 30, 2005 and December 31, 2004, and the minimum required amounts and percentages ($ in thousands).

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
As of September 30, 2005:
Total capital to Risk—Weighted assets:
Consolidated	$42,289	13.69%	$24,708	8.00%	N/A	N/A
Bank	42,366	13.71	24,715	8.00	$30,894	10.00%
Tier I Capital to Risk—Weighted Assets:
Consolidated	39,179	12.69	12,354	4.00	N/A	N/A
Bank	39,256	12.71	12,358	4.00	18,537	6.00
Tier I Capital to Average Assets:
Consolidated	39,179	12.51	12,524	4.00	N/A	N/A
Bank	39,256	12.53	12,528	4.00	15,660	5.00

As of December 31, 2004:
Total capital to Risk—Weighted assets	18,806	11.40	13,152	8.00	16,439	10.00
Tier I Capital to Risk—Weighted Assets	17,065	10.40	6,576	4.00	9,864	6.00
Tier I Capital to Adjusted Total Assets	17,065	9.20	7,451	4.00	9,314	5.00

The following table shows selected ratios for the periods ended or at the dates indicated:

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004	Nine Months Ended September 30, 2004
Average equity as a percentage of average assets	11.38%	9.00%	9.01%
Total equity to total assets at end of period	11.64%	9.00%	8.89%
Return on average assets(1)	.99%	1.05%	1.15%
Return on average equity(1)	8.70%	11.60%	12.80%
Noninterest expense to average assets(1)	2.47%	2.73%	2.42%
Nonperforming loans to total loans at end of period(2)	.02%	—%	—%

(1)	Annualized for the nine months ended September 30, 2005 and 2004.
(2)	Nonperforming loans consist of nonaccrual loans and accruing loans contractually past due ninety days or more.

FLORIDA CHOICE BANKSHARES, INC.

The following table shows selected yields and rates during the periods indicated:

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004	Nine Months Ended September 30, 2004
Loans	6.93%	6.31%	6.12%
Securities	3.96%	3.69%	3.66%
Other interest-earning assets	3.24%	1.75%	1.22%
All interest-earning assets	6.54%	5.80%	5.65%
Interest-bearing deposits	2.65%	1.95%	1.91%
Borrowings	2.65%	1.97%	1.89%
All interest-bearing liabilities	2.65%	1.96%	1.91%
Interest-rate spread	3.89%	3.84%	3.74%

Changes in Financial Condition

Total assets increased $144.7 million or 76.7%, from $188.6 million at December 31, 2004 to $333.3 million at September 30, 2005, primarily as a result of a $124.3 million increase in net loans. Deposits increased $95.4 million from $152.4 million at December 31, 2004 to $247.8 million at September 30, 2005. The $21.8 million net increase in stockholders’ equity during the nine months ended September 30, 2005 resulted primarily from net proceeds from the sale of common stock of $20.1 million and net income of $2.0 million.

FLORIDA CHOICE BANKSHARES, INC.

Results of Operations

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest-rate spread; and (v) net interest margin. Yields and costs were derived by dividing annualized income or expense by the average balance of assets or liabilities, respectively, for the periods shown. The average balance of loans includes loans on which the Company has discontinued accruing interest. The yields and costs include certain fees which are considered to constitute adjustments to yields.

	Three Months Ended September 30,
	2005			2004
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
	($ in thousands)
Interest-earning assets:
Loans	$260,302	4,776	7.34%	$138,941	2,169	6.24%
Securities	28,239	288	4.08	23,544	217	3.69
Other(1)	5,098	52	4.08	6,612	24	1.45

Total interest-earning assets	293,639	5,116	6.97	169,097	2,410	5.70

Noninterest-earning assets	20,407			10,331

Total assets	$314,046			$179,428

Interest-bearing liabilities:
Deposits	182,210	1,342	2.95	121,172	601	1.98
Borrowings	37,893	275	2.90	20,752	108	2.08

Total interest-bearing liabilities	220,103	1,617	2.94	141,924	709	2.00

Noninterest-bearing deposits	53,226			20,449
Noninterest-bearing liabilities	2,266			897
Stockholders’ equity	38,451			16,158

Total liabilities and stockholders’ equity	$314,046			$179,428

Net interest income		$3,499			$1,701

Interest-rate spread			4.03%			3.70%

Net interest margin(2)			4.77%			4.02%

Ratio of interest-earning assets to interest-bearing liabilities	1.33			1.19

(1)	Includes interest-earning deposits, federal funds sold and Federal Home Loan Bank stock.
(2)	Net interest margin is annualized net interest income divided by average interest-earning assets.

FLORIDA CHOICE BANKSHARES, INC.

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest and dividend income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest-rate spread; and (v) net interest margin. Yields and costs were derived by dividing annualized income or expense by the average balance of assets or liabilities, respectively, for the periods shown. The average balance of loans includes loans on which the Company has discontinued accruing interest. The yields and costs include certain fees which are considered to constitute adjustments to yields.

	Nine Months Ended September 30,
	2005			2004
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
	($ in thousands)
Interest-earning assets:
Loans	$217,696	11,320	6.93%	$132,323	6,074	6.12%
Securities	25,213	748	3.96	22,368	614	3.66
Other(1)	6,208	151	3.24	4,042	37	1.22

Total interest-earning assets	249,117	12,219	6.54	158,733	6,725	5.65

Noninterest-earning assets	16,403			9,243

Total assets	$265,520			$167,976

Interest-bearing liabilities:
Deposits	161,726	3,219	2.65	113,494	1,628	1.91
Borrowings	27,155	540	2.65	19,314	274	1.89

Total interest-bearing liabilities	188,881	3,759	2.65	132,808	1,902	1.91

Noninterest-bearing deposits	45,208			19,097
Noninterest-bearing liabilities	1,225			911
Stockholders’ equity	30,206			15,160

Total liabilities and stockholders’ equity	$265,520			$167,976

Net interest income		$8,460			$4,823

Interest-rate spread			3.89%			3.74%

Net interest margin(2)			4.53%			4.05%

Ratio of interest-earning assets to interest-bearing liabilities	1.32			1.20

(1)	Includes interest-earning deposits, federal funds sold and Federal Home Loan Bank stock.
(2)	Net interest margin is annualized net interest income divided by average interest-earning assets.

FLORIDA CHOICE BANKSHARES, INC.

Comparison of the Three-Month Periods Ended September 30, 2005 and 2004

General Operating Results. Net earnings for the three-month period ended September 30, 2005 was $1.0 million, or $.40 per basic share and $.39 per diluted share, compared to $517,000, or $.40 per basic share and $.39 per diluted share, for the comparable period in 2004. The $501,000 increase in net earnings resulted primarily from an increase net interest income of $1.8 million, partially offset by a $300,000 increase in provision for loan losses and a $876,000 increase in noninterest expense. Even though net earnings increased, earnings per share remained constant due to the stock offering discussed in note 6 to the condensed consolidated financial statements.

Interest Income. Interest income increased $2.7 million to $5.1 million for the three-month period ended September 30, 2005, compared to the three-month period ended September 30, 2004. The increase was due to an increase in the average yield earned on interest-earning assets from 5.70% for the three months ended September 30, 2004 to 6.97% for the three months ended September 30, 2005 and a $124.5 million or 73.7% increase in average interest-earning assets outstanding for the three months ended September 30, 2005 compared to the 2004 period.

Interest Expense. Interest expense increased $908,000 or 128.1%, from $709,000 for the three-month period ended September 30, 2004 to $1.6 million for the three-month period ended September 30, 2005. The increase was primarily due to an increase of $78.2 million or 55.1% in average interest-bearing liabilities outstanding and an increase in the average cost of interest-bearing liabilities from 2.00% for the three months ended September 30, 2004 to 2.94% for the comparable 2005 period. Average interest-bearing deposits increased from $121.2 million outstanding during the three months ended September 30, 2004 to $182.2 million outstanding during the comparable period for 2005. Average borrowings increased from $20.8 million during the three months ended September 30, 2004 to $37.9 million for the comparable 2005 period.

Provision for Loan Losses. The provision for loan losses is charged to earnings to increase the total loan loss allowance to a level deemed appropriate by management. The provision is based upon the volume and type of lending conducted by the Company, the Company’s charge-off experience, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Company’s market area, and other factors related to the collectibility of the Company’s loan portfolio. The Company recorded provisions for loan losses for the three-month periods ended September 30, 2005 and 2004 of $300,000 and $0, respectively. The increase in the provision was primarily due to the overall growth of the loan portfolio. Management believes that the allowance for loan losses, which was $3.1 million or 1.11% of gross loans at September 30, 2005, is adequate.

Noninterest Income. Noninterest income increased $113,000 or 61.1% from $185,000 during the 2004 period to $298,000 during the 2005 period. The increase was primarily due to a $51,000 increase in service charges and fees on deposit accounts and a $26,000 increase in net earnings on bank-owned life insurance.

Noninterest Expense. Noninterest expense increased by $876,000 or 80.7% from $1.1 million for the three-month period ended September 30, 2004 to $2.0 million for the three-month period ended September 30, 2005. The increase was primarily due to increases of $342,000 in salaries and employee benefits, $168,000 in occupancy and equipment and $366,000 in all other noninterest expenses, all related to the overall growth of the Company.

Income Taxes. Income taxes were $284,000 for the three-month period ended September 30, 2004 (an effective tax rate of 35.5%) and $518,000 (an effective tax rate of 33.7%) for the corresponding period in 2005. The decrease in the effective tax rate in 2005 resulted from an increase in tax-exempt income.

FLORIDA CHOICE BANKSHARES, INC.

Comparison of the Nine-Month Periods Ended September 30, 2005 and 2004

General Operating Results. Net earnings for the nine-month period ended September 30, 2005 was $2.0 million, or $.96 per basic share and $.94 per diluted share, compared to $1.3 million, or $.98 per basic share and $.95 per diluted share, for the comparable period in 2004. The $712,000 increase in net earnings resulted primarily from an increase net interest income of $3.6 million, partially offset by a $1.2 million increase in provision for loan losses and a $1.5 million increase in noninterest expense. Even though net earnings increased, earnings per share decreased due to the stock offering discussed in note 6 to the condensed consolidated financial statements.

Interest Income. Interest income increased $5.5 million to $12.2 million for the nine-month period ended September 30, 2005, compared to the nine-month period ended September 30, 2004. The increase was due to an increase in the average yield earned on interest-earning assets from 5.65% for the nine months ended September 30, 2004 to 6.54% for the nine months ended September 30, 2005 and a $90.4 million or 56.9% increase in average interest-earning assets outstanding for the nine months ended September 30, 2005 compared to the 2004 period.

Interest Expense. Interest expense increased $1.9 million or 97.4%, from $1.9 million for the nine-month period ended September 30, 2004 to $3.8 million for the nine-month period ended September 30, 2005. The increase was primarily due to an increase of $56.1 million or 42.2% in average interest-bearing liabilities outstanding and an increase in the average cost of interest-bearing liabilities from 1.91% for the nine months ended September 30, 2004 to 2.65% for the comparable 2005 period. Average interest-bearing deposits increased from $113.5 million outstanding during the nine months ended September 30, 2004 to $161.7 million outstanding during the comparable period for 2005. Average borrowings increased from $19.3 million during the nine months ended September 30, 2004 to $27.2 million for the comparable 2005 period.

Provision for Loan Losses. The provision for loan losses is charged to earnings to increase the total loan loss allowance to a level deemed appropriate by management. The provision is based upon the volume and type of lending conducted by the Company, the Company’s charge-off experience, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Company’s market area, and other factors related to the collectibility of the Company’s loan portfolio. The Company recorded provisions for loan losses for the nine-month periods ended September 30, 2005 and 2004 of $1.4 million and $202,000, respectively. The increase in the provision was primarily due to the overall growth of the loan portfolio. Management believes that the allowance for loan losses, which was $3.1 million or 1.11% of gross loans at September 30, 2005, is adequate.

Noninterest Income. Noninterest income increased $23,000 or 3.1% from $731,000 during the 2004 period to $754,000 during the 2005 period. The increase was primarily due to increases of $73,000 in service charges and fees on deposit accounts and $43,000 in net earnings on bank-owned life insurance. The decrease in other noninterest income resulted primarily from a $98,000 gain on sale of a SBA loan recognized in 2004, with no other loan sales in 2005.

Noninterest Expense. Noninterest expense increased by $1.5 million or 44.8% from $3.4 million for the nine-month period ended September 30, 2004 to $4.9 million for the nine-month period ended September 30, 2005. The increase was primarily due to increases of $677,000 in salaries and employee benefits, $237,000 in occupancy and equipment, and $608,000 in all other noninterest expenses, all related to the overall growth of the Company.

Income Taxes. Income taxes were $695,000 for the nine-month period ended September 30, 2004 (an effective tax rate of 35.5%) and $963,000 (an effective tax rate of 32.8%) for the corresponding period in 2005. The decrease in the effective tax rate in 2005 resulted from an increase in tax-exempt income.

FLORIDA CHOICE BANKSHARES, INC.

Item 3.	Controls and Procedures

a. Evaluation of disclosure controls and procedures. The Company maintains controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed within 90 days of the filing date of this report, the Chief Executive and Chief Financial officers of the Company concluded that the Company’s disclosure controls and procedures were adequate.

b. Changes in internal controls. The Company made no significant changes in its internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation of those controls by the Chief Executive and Chief Financial officers.

Part II—OTHER INFORMATION

Item 1.	Legal Proceedings

There are no material pending legal proceeding to which Florida Choice Bankshares, Inc. or any of its subsidiaries is a party or to which any of their property is subject.

Item 2.	Unregistered Sales of Equity Securities, Use of Proceeds and Issuer Purchases of Equity Securities

Not applicable

Item 3.	Defaults upon Senior Securities

Not applicable

Item 4.	Submission of Matters to a Vote of Security Holders

Not applicable

Item 5.	Other Information

Not applicable

FLORIDA CHOICE BANKSHARES, INC.

Item 6.	Exhibits

(a) The following exhibits are filed as part of this report.

2.1	Agreement and Plan of Merger, dated October 27, 2005, between Florida Choice Bankshares, Inc. and Alabama National BanCorporation.*****

3.1	Articles of Incorporation of Florida Choice Bankshares, Inc. **

3.2	Form of Bylaws of Florida Choice Bankshares, Inc. **

4.0	Form of Common Stock Certificate of Florida Choice Bankshares, Inc. **

10.1	Employment Agreement, dated February 28, 2005, between Florida Choice Bank and Kenneth E. LaRoe. **/****

10.2	Form of Florida Choice Bank Employee Stock Option Plan. * /****

10.3	Form of Florida Choice Bank Director Stock Option Plan. * /****

10.4	Employment Agreement, dated February 28, 2005, between Florida Choice Bank and Robert L. Porter. **/****

10.5	Employment Agreement, dated February 28, 2005, between Florida Choice Bank and John R. Warren. **/****

10.6	Employment Agreement, dated October 18, 2004, between Florida Choice Bank and Stephen R. Jeuck. **/****

10.7	Amendment No. 3 to Florida Choice Bankshares, Inc.’s Officers and Employees Stock Option Plan.***

10.8	Amendment No. 3 to Florida Choice Bankshares, Inc.’s Directors Stock Option Plan.***

14.1	Code of Ethics. **

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act.

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act.

32.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to Florida Choice Bank’s Registration Statement on Form 10-SB filed with the FDIC on April 30, 2000.
**	Incorporated by reference to the Company’s Form 10-KSB filed with the SEC on March 22, 2005.
***	Incorporated by reference to the Company’s Form 10QSB filed with the SEC on May 10, 2005.
****	Constitutes a management contract or compensation arrangement.
*****	Incorporated by reference to the Company’s Form 8-K filed with the SEC on October 27, 2005.

FLORIDA CHOICE BANKSHARES, INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 3, 2005

Florida Choice Bankshares, Inc.

By:	/s/ Kenneth E. LaRoe
Name:	Kenneth E. LaRoe, Chairman and Chief Executive Officer

By:	/s/ Stephen R. Jeuck
Name:	Stephen R. Jeuck, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit 31.1

CERTIFICATION

I, Kenneth E. LaRoe certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Florida Choice Bankshares, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.

5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November 3, 2005	By:	/s/ Kenneth E. LaRoe
Kenneth E. LaRoe, Chairman and Chief Executive Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATION

I, Stephen R. Jeuck, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Florida Choice Bankshares, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.

5.	The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: November 3, 2005	By:	/s/ Stephen R. Jeuck
Stephen R. Jeuck, Chief Financial Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADDED BY

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Florida Choice Bankshares, Inc. (the “Company”) on Form 10-QSB for the period ended September 30, 2005 as filed with the Securities and Exchange Commission (the “Report”), I, Kenneth E. LaRoe, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C.§ 1350, as added by § 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	To my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Date: November 3, 2005	By:	/s/ Kenneth E. LaRoe
Kenneth E. LaRoe, Chairman and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADDED BY

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Florida Choice Bankshares, Inc. (the “Company”) on Form 10-QSB for the period ended September 30, 2005 as filed with the Securities and Exchange Commission (the “Report”), I, Stephen R. Jeuck, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.§ 1350, as added by § 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	To my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the report.

Date: November 3, 2005	By:	/s/ Stephen R. Jeuck
Stephen R. Jeuck, Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

APPENDIX F

FLORIDA CHOICE BANKSHARES, INC.

PROXY STATEMENT FOR ANNUAL MEETING

OF SHAREHOLDERS HELD ON APRIL 25, 2005

FLORIDA CHOICE BANKSHARES, INC.

March 25, 2005

TO THE SHAREHOLDERS OF

FLORIDA CHOICE BANKSHARES, INC.

You are cordially invited to attend the Annual Meeting of Shareholders of Florida Choice Bankshares, Inc. which will be held at the Eustis Community Center, 601 Northshore Drive, Eustis, Florida 32726, on Monday, April 25, 2005 beginning at 5:30 p.m.

At the Annual Meeting you will be asked to consider and vote upon the reelection of the directors to serve until the next Annual Meeting of Shareholders. You also will be asked to vote upon approval of amendments to the Company’s employee stock option plan and its director stock option plan to increase the number of shares of common stock reserved for issuance under the plans. Shareholders also will consider and vote upon such other or further business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

We hope you can attend the meeting and vote your shares in person. In any case, we would appreciate your completing the enclosed proxy and returning it to us. This action will ensure that your preferences will be expressed on the matters that are being considered. If you are able to attend the meeting, you may vote your shares in person.

We want to thank you for your support during the past year. If you have any questions about the Proxy Statement, please do not hesitate to call us.

Sincerely,

Kenneth E. LaRoe Chairman and Chief Executive Officer

FLORIDA CHOICE BANKSHARES, INC.

18055 U.S. HIGHWAY 441

MT. DORA, FL 32757

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 25, 2005

Notice is hereby given that the Annual Meeting of Shareholders of Florida Choice Bankshares, Inc. (the “Holding Corporation”) will be held at the Eustis Community Center, 601 Northshore Drive, Eustis, Florida 32726, on Monday, April 25, 2005, at 5:30 p.m. (“Annual Meeting”), for the following purposes:

1. Elect Directors. To elect directors to serve until the Annual Meeting of Shareholders in 2006.

2. Amendment of Employee Stock Option Plan. To approve an amendment to the Holding Corporation’s Employee Stock Option Plan to increase the number of shares of Common Stock reserved for issuance thereunder by up to 149,000 shares.

3. Amendment of Director Stock Option Plan. To approve an amendment to the Holding Corporation’s Director Stock Option Plan to increase the number of shares of Common Stock reserved for issuance thereunder by up to 91,000 shares.

4. Other Business. To transact such other or further business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Only shareholders of record at the close of business on March 28, 2005 are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. All shareholders, whether or not they expect to attend the Annual Meeting in person, are requested to complete, date, sign and return the enclosed proxy to the Holding Corporation in the accompanying envelope. The proxy may be revoked by the person executing the proxy at any time before it is exercised by filing with the Secretary of the Holding Corporation an instrument of revocation or a duly executed proxy bearing a later date, or by electing to vote in person at the Annual Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

March 25, 2005
Kenneth E. LaRoe
Chairman and Chief Executive Officer

PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY TO REGISTRAR AND TRANSFER COMPANY IN THE ENVELOPE PROVIDED WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY.

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

OF

FLORIDA CHOICE BANKSHARES, INC.

TO BE HELD ON

APRIL 25, 2005

INTRODUCTION

General

This Proxy Statement is being furnished to the shareholders of Florida Choice Bankshares, Inc. (the “Holding Corporation”) in connection with the solicitation of proxies by the Board of Directors of the Holding Corporation from holders of the outstanding shares of the $5.00 par value common stock of the Holding Corporation (“Holding Corporation Common Stock”) for use at the Annual Meeting of Shareholders of the Holding Corporation to be held on Monday, April 25, 2005, and at any adjournment or postponement thereof (“Annual Meeting”). The Annual Meeting is being held to (i) elect directors to serve until the Annual Meeting of Shareholders in 2006, (ii) approve an amendment to the Holding Corporation’s Employee Stock Option Plan (the “Employee Plan”) to increase the number of shares of Common Stock reserved for issuance thereunder by up to 149,000 shares, (iii) approve an amendment to the Holding Corporation’s Director Stock Option Plan (the “Director Plan”) to increase the number of shares of Common Stock reserved for issuance thereunder by up to 91,000 shares, and (iv) transact such other or further business as may properly come before the Annual Meeting and any adjournment or postponement thereof. The Board of Directors of the Holding Corporation knows of no other business that will be presented for consideration at the Annual Meeting other than the matters described in this Proxy Statement. This Proxy Statement is dated March 25, 2005, and it and the accompanying notice and form of proxy are first being mailed to the shareholders of the Holding Corporation on April 1, 2005.

The principal executive offices of the Holding Corporation are located at 18055 U.S. Highway 441, Mt. Dora, FL 32757. The telephone number of the Holding Corporation at such offices is (352) 735-6161.

Record Date, Solicitation and Revocability of Proxies

The Board of Directors of the Holding Corporation has fixed the close of business on March 28, 2005, as the record date for the determination of the Holding Corporation shareholders entitled to notice of and to vote at the Annual Meeting. Accordingly, only holders of record of shares of the Holding Corporation Common Stock at the close of business on such date will be entitled to vote at the Annual Meeting. At the close of business on such date, there were 1,303,233 shares of the Holding Corporation Common Stock outstanding and entitled to vote held by approximately 704 shareholders of record. Holders of the Holding Corporation Common Stock are entitled to one vote on each matter considered and voted upon at the Annual Meeting for each share of Holding Corporation Common Stock held of record at the close of business on March 28, 2005. The affirmative vote of the holders of a plurality of shares of Holding Corporation Common Stock represented and entitled to vote at the Annual Meeting at which a quorum is present is required for approval of each matter submitted to a vote of shareholders, except for the amendments to the Employee Plan and the Director Plan, which require the affirmative vote of a majority of the outstanding shares of Common Stock.

Shares of the Holding Corporation Common Stock represented by a properly executed proxy, if such proxy is received prior to the vote at the Annual Meeting and not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated in such proxy. IF NO INSTRUCTIONS ARE INDICATED, SUCH SHARES OF THE HOLDING CORPORATION COMMON STOCK WILL BE VOTED FOR THE ELECTION AS DIRECTORS OF THE HOLDING CORPORATION OF THE NOMINEES LISTED BELOW, OR THE AMENDMENTS TO THE EMPLOYEE PLAN AND THE DIRECTOR PLAN, AND IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS AS TO ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

A shareholder who has given a proxy may revoke it at any time prior to its exercise at the Annual Meeting by either (i) giving written notice of revocation to the Secretary of the Holding Corporation, (ii) properly submitting to the Secretary of the Holding Corporation a duly executed proxy bearing a later date, or (iii) appearing in person at the Annual Meeting and voting in person. All written notices of revocation or other communications with respect to revocation of proxies should be addressed as follows: Florida Choice Bankshares, Inc., 18055 U.S. Highway 441, Mt. Dora, FL 32757, Attention: Kenneth E. LaRoe.

A copy of the 2004 Annual Report to Shareholders, including financial statements for the years ended December 31, 2004 and 2003, accompanies this Proxy Statement.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

The Annual Meeting is being held to elect directors of the Holding Corporation to serve a one- year term of office. Each director of the Holding Corporation serves for a term expiring at the next Annual Meeting of Shareholders, and until his successor is duly elected and qualified. Accordingly, the terms of each member of the Board expire at the Annual Meeting and, therefore, such individuals are standing for reelection to a one-year term expiring at the Annual Meeting of Shareholders in 2006.

All shares represented by valid proxies received pursuant to this solicitation and not revoked before they are exercised will be voted in the manner specified therein. If no specification is made, the proxies will be voted for the election of the nominees listed below. In the event that any nominee is unable to serve (which is not anticipated), the persons designated as proxies will cast votes for the remaining nominees and for such other persons as they may select.

Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” ELECTION OF THE NOMINEES LISTED BELOW.

The following table sets forth the name of each nominee or director continuing in office of the Holding Corporation; a description of his position and offices with the Holding Corporation other than as a director, if any; a brief description of his principal occupation and business experience during at least the last five years; and certain other information including the director’s age and the number of shares of Holding Corporation Common Stock beneficially owned by the director on March 28, 2005. Each of the following individuals is also serving as a director of Florida Choice Bank (the “Bank”), which is wholly-owned subsidiary of the Holding Corporation (collectively, the “Company”). For information concerning membership on committees of the Board of Directors, see “ELECTION OF DIRECTORS—Information About the Board of Directors and Its Committees.”

Nominee, Year First Elected a Director, address of 5% Shareholder	Information About Nominee or Director Continuing in Office	Amount, Percentage and Nature of Beneficial Ownership of Holding Corporation Common Stock (a)
NOMINEES FOR DIRECTOR

Gordon G. Oldham, III, 2005	Mr. Oldham is President of Central Florida Exports, Inc. Mr. Oldham is 52 years old.	51,794 (3.49	(2) %)

Robert L. Porter, 2005	Mr. Porter serves as Chief Financial Officer of the Holding Corporation, and Chief Operating Officer of the Bank. Mr. Porter is 46 years old.	49,272 (3.32	(3) %)

Jeffrey D. Baumann, M.D., 2005	Dr. Baumann is an Opthamologist at Mid Florida Eye Center. Dr. Baumann is 50 years old.	64,443 (4.35	(4) %)

Kenneth E. LaRoe, 2005 18055 U.S. Highway 441 Mount Dora, Florida 32757	Mr. LaRoe serves as Chairman and Chief Executive Officer of the Holding Corporation and Chairman and Chief Executive Officer of the Bank (since December, 2004). Prior thereto he served as President and Chief Executive Officer of the Bank. Mr. LaRoe is 47 years old.	92,861 (6.26	(5) %)

John R. Warren, 2005	Mr. Warren serves as President of the Holding Corporation and President of the Bank (since December, 2004). Prior thereto he served as President of the Bank’s Orlando Region (since October, 2004). Prior thereto he served as President of Southern Community Bank of Central Florida. Mr. Warren is 45 years old.	0 (0%)

W. Kelly Bowman, 2005	Mr. Bowman is Medical Director and Physician at Health Central Hospital. Mr. Bowman is 39 years old.	0 (0%)

Derek C. Burke, 2005	Mr. Burke is President and Owner of WBQ Design and Engineering, Inc. Mr. Burke is 44 years old.	0 (0%)

Dominic T. Coletta, 2005	Mr. Coletta serves as Senior Vice President of the Bank (since October, 2004). Prior thereto he served as Vice President and Area Executive of Southern Community Bank of Central Florida. Mr. Coletta is 35 years old.	0 (0%)

Nominee, Year First Elected a Director, address of 5% Shareholder	Information About Nominee or Director Continuing in Office	Amount, Percentage and Nature of Beneficial Ownership of Holding Corporation Common Stock (a)
NOMINEES FOR DIRECTOR

Thomas P. Moran, 2005	Mr. Moran is an Attorney and President of Moran & Shams, P.A. Mr. Moran is 74 years old.	0 (0%)

Robert L. Purdon, M.D., 2005	Mr. Purdon is a Radiation Oncologist at Florida Hospital Cancer Institute, Waterman Radiation Oncology. Mr. Purdon is 49 years old.	54,939 (3.70	(6) %)

(1)	Information relating to beneficial ownership of Holding Corporation Common Stock by directors is based upon information furnished by each person using “beneficial ownership” concepts set forth in rules of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Under such rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest. Accordingly, nominees and directors continuing in office are named as beneficial owners of shares as to which they may disclaim any beneficial interest. Except as otherwise indicated in the notes to this table, directors possessed sole voting and investment power as to all shares of Holding Corporation Common Stock set forth opposite their names. Shares set forth in the table also include as to each director, 89,698 shares represented by presently exercisable stock options.
(2)	Includes 8,894 option shares.
(3)	Includes 15,960 option shares.
(4)	Includes 15,184 option shares.
(5)	Includes 36,721 option shares.
(6)	Includes 12,939 option shares.

Information About the Board of Directors and Its Committees

The Board of Directors of the Bank held 12 meetings during the year ended December 31, 2004. All of the directors attended at least 75% of the aggregate total number of meetings of the Board of Directors and meetings of the committees of the Board on which they serve. The Holding Corporation’s Board of Directors presently has three committees. Certain information regarding the function of these standing committees, their membership, and the number of meetings held during 2004 is as follows:

The Compensation Committee is responsible for establishing appropriate levels of compensation and benefits. The members of this committee consist of Messrs. Oldham, Porter, Baumann and LaRoe. Messrs. Oldham and Baumann are independent directors as defined under the rules of the National Association of Securities Dealers. The committee held no meetings during 2004.

For information regarding the Holding Corporation’s Nominating Committee, see “Nominating Committee.”

For information regarding the Holding Corporation’s Audit Committee, see “Audit Committee Report.”

Directors of the Holding Corporation are not paid any fees for meetings of the Holding Corporation. Directors of the Bank are paid $475 for board meetings attended and from $75 to $150 for committee meetings attended.

Executive Officers

The following lists the executive officers of the Holding Corporation, all positions held by them in the Holding Corporation, including the period each such position has been held, a brief account of their business experience during the past five years and certain other information including their ages. Executive officers are appointed annually at the organizational meeting of the Board of Directors, which follows the Holding Corporation annual meeting of shareholders, to serve until a successor has been duly elected and qualified or until his death, resignation, or removal from office. Information concerning directorships, committee assignments, minor positions and peripheral business interests has not been included.

Executive Officers	Information About Executive Officers
Kenneth E. LaRoe	Mr. LaRoe serves as Chairman and Chief Executive Officer of the Holding Corporation and Chairman and Chief Executive Officer of the Bank (since December, 2004). Prior thereto he served as President and Chief Executive Officer of the Bank. Mr. LaRoe is 47 years old.

Robert L. Porter	Mr. Porter serves as Chief Financial Officer of the Company, and Chief Operating Officer of the Bank. Mr. Porter is 46 years old.

John R. Warren	Mr. Warren serves as President of the Holding Corporation and President of the Bank (since December, 2004). Prior thereto he served as President of the Bank’s Orlando Region (since October, 2004). Prior thereto he served as President of Southern Community Bank of Central Florida. Mr. Warren is 45 years old.

Stephen R. Jeuck	Mr. Jeuck serves as Secretary Treasurer of the Company, and Chief Financial Officer of the Bank (since October, 2004). Prior thereto he served as Chief Financial Officer of Southern Community Bank of Central Florida. Mr. Jeuck is 53 years old.

Management and Principal Stock Ownership

As of March 28, 2005, based on available information, all directors and executive officers of the Holding Corporation as a group (11 persons) beneficially owned 311,769 shares of Holding Corporation Common Stock which constituted 21.1% of the number of shares outstanding at that date.

Executive Compensation and Benefits

The following table sets forth all cash compensation for the Holding Corporation’s Chairman and Chief Executive Officer and the Bank’s Chief Executive Officer, and the Holding Corporation’s Chief Financial Officer and the Bank’s Chief Operating Officer, for services to the Holding Corporation and the Bank in 2004.

SUMMARY COMPENSATION TABLE

							Long Term Compensation
	Annual Compensation				Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)	Restricted Stock Award(s)	Options/ SARs	LTIP Payouts	All Other Compensation
Kenneth E. LaRoe	2004	$150,000	$55,000	$4,175	-0-	3,850	-0-	$-0-
Chairman and Chief	2003	$139,000	$45,000	$6,163	-0-	-0-	-0-	$-0-
Executive Officer of the Holding Corporation and Chief Executive Officer of the Bank	2002	$121,576	$20,290	$8,025	-0-	-0-	-0-	$-0-
Robert L. Porter	2004	$144,500	$50,000	$8,550	-0-	3,850	-0-	$-0-
Chief Financial	2003	$134,000	$40,000	$10,700	-0-	-0-	-0-	$-0-
Officer of the Holding Corporation and Chief Operating Officer of the Bank	2002	$115,200	$20,290	$7,200	-0-	10,000	-0-	$-0-

(1)	Represents amounts paid for directors fees, automobile allowance paid to Mr. Porter, and valuation of personal use of Bank vehicle as to Mr. LaRoe

Stock Option Plans. The Holding Corporation has a stock option plan for officers and employees (the “Employee Plan”) and a stock option plan for directors (the “Director Plan”). The Employee Plan authorizes the issuance of options for 107,124 shares to Bank officers and employees and the Director Plan authorizes the issuance of options for 149,910 shares to Holding Corporation and Bank Directors. As of December 31, 2004, options exercisable for an aggregate of 149,910 shares of Holding Corporation Common Stock were outstanding under the Director Plan and held by directors at exercise prices between $10.00 and $13.50 per share, and options exercisable for an aggregate of 24,600 shares of Holding Corporation Common Stock were outstanding under the Employee Plan and held by certain officers and employees at exercise prices between $10.00 and $13.50 per share. The options terminate between 2009 and 2014.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (b)
Equity compensation plans approved by security holders	213,535	$11.49	41,099
Equity compensation plans not approved by security holders	—	—	—

Total	213,535	$11.49	41,099

Aggregated Option/SAR Exercises in Last Fiscal Year

and FY-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End($) Exercisable/ Unexercisable
Kenneth E. LaRoe	0	0	35,951/3,850	$485,339/$51,975
Robert L. Porter	0	0	15,190/9,850	$205,065/$132,975

Profit Sharing Plan. Florida Choice Bank has adopted a 401(k) Profit Sharing Plan. Employees are eligible to participate after meeting certain length of service requirements. Each year, participants may elect to defer up to 15% of compensation instead of receiving that amount in cash. Florida Choice Bank may contribute a percentage amount provided that only salary reductions up to 6% of compensation will be considered. Florida Choice Bank also may contribute a discretionary amount. Amounts deferred by participants are fully vested. Contributions by Florida Choice Bank vest based upon percentage amounts of 20% to 100% over one to five years of service.

Certain Transactions

The Bank has outstanding loans to certain of its directors, executive officers, their associates and members of the immediate families of such directors and executive officers. These loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not affiliated with the Bank and did not involve more than the normal risk of collectibility or present other unfavorable features.

PROPOSAL TWO

AMENDMENT TO THE EMPLOYEE STOCK OPTION PLAN

TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER

General

The Employee Plan was adopted by the Board of Directors and approved by shareholders in December, 2004. A total of 107,124 shares of Common Stock were reserved for issuance thereunder. As of the Record Date, 64,925 shares reserved for issuance under the Employee Plan have been issued.

Proposed Amendment to Increase Shares Reserved

Shareholder approval is being sought for an amendment approved by the Board of Directors on March 21, 2005, increasing the number of shares of Common Stock reserved for issuance under the Employee Plan by up to 149,000 shares. If the proposed amendment is approved, the total number of shares of Common Stock reserved for issuance under the Employee Plan will be up to 256,124 shares.

Summary of the Employee Plan

The essential features of the Employee Plan are outlined below.

Purpose. The purpose of the Employee Plan is to advance the interests of the Holding Corporation and the shareholders by affording to employees an opportunity to acquire or increase their proprietary interests in the Holding Corporation by the grant of options to employees. By encouraging such employees to become owners of Common Stock, the Holding Corporation seeks to motivate, retain and attract those highly competent individuals upon whose judgment, initiative, leadership, and continued efforts the success of the holding corporation and the Bank in large measure depends.

The Board of Directors believes that the continued growth of the Holding Corporation will depend upon its ability to attract, hire, and retain qualified employees. A challenge of the Holding Corporation is to ensure that these valued employees are appropriately rewarded and encouraged to stay with the Holding Corporation, help it grow, and increase shareholder value. Banks with whom the Holding Corporation compete for such highly qualified individuals frequently offer grants of substantial numbers of stock options as a part of a comprehensive compensation package. Accordingly, management believes that it must be in a position to offer a competitive stock option incentive program, such as the Employee Plan, to attract the caliber of employees that the Holding Corporation believes is necessary to achieve its objective. The proposed amendment to the Employee Plan is intended to insure that there will be a reasonable number of shares available to meet these needs for the coming year.

Stock Options. The Employee Plan permits the grant of options that are intended to qualify as Incentive Stock Options, or ISOs, and if an option does not qualify as an ISO, then as a nonstatutory stock option or NSO.

The exercise price for each option may not be less than the fair market value of the Common Stock on the date of grant. The Board of Directors fixes the term of each option at the time of grant and determines the vesting schedule for each option grant. The option term may not exceed ten years. If an optionee’s employment is terminated for any reason other than cause, retirement, or the death or disability of the optionee, then no options may be exercised after such termination, with the Board of Directors reserving the right to allow the optionee to exercise all of the options held within such period. If an optionee’s employment is terminated for cause, then no options may be exercised following termination. If the optionee’s employment is terminated by reason of retirement after age 65 or the death or disability of the optionee, then the optionee, or the optionee’s estate, shall have the right to exercise during the period of 90 days following such termination the number of vested options (with the Board of Directors reserving the right to allow the optionee to exercise all of such options).

Eligibility. Any employee (including any officer of the Holding Corporation or the Bank) is eligible to receive options under the Employee Plan.

Adjustments for Recapitalizations and Reorganizations. In the event of a stock dividend, stock split, combination or similar event, the number of shares of Common Stock available for issuance under the Employee Plan shall be increased or decreased proportionately, and the number of shares of Common Stock deliverable upon exercise and, where applicable, the exercise price of each option, shall be proportionately adjusted. In the event of a merger, reorganization or similar event, the Board of Directors may either provide for the assumption or substitution of outstanding options or provide that the options must be exercised within 30 days. In either case, all of the options held may be exercised by an employee.

Administration. The Employee Plan will be administered by the Compensation Committee of the Board of Directors, which consists of four directors, two of whom are independent directors as defined under the rules of the National Association of Securities Dealers.

Amendment and Termination. The Board of Directors may amend, or modify the Employee Plan at any time, but such amendment or modification may not adversely affect the rights of an optionee with respect to an outstanding option. In addition, no amendment may be effected without shareholder approval where the amendment seeks to increase the total number of shares of Common Stock subject to the Plan or alter the class of persons eligible to receive options under the Plan.

Certain United States Federal Income Tax Information. The following is only a brief summary of the effect of federal income taxation upon the participant and the Holding Corporation under the Employee Plan based upon the Internal Revenue Code. This summary is not intended to be complete and does not discuss the income tax laws of any municipality, state or country outside of the United States. It is advisable that a participant contact his or her own tax adviser concerning the application of tax laws.

If an option granted under the Employee Plan is an ISO, the optionee will recognize no taxable income upon grant or exercise of the ISO unless the alternative minimum tax rules apply. Upon the resale or exchange of the shares at least two years after grant of the ISO and one year after exercise by the optionee, any gain (or loss) will be taxed to the optionee as ordinary income (or loss) or capital gain (or loss), depending on how long the optionee has held the stock.

All options that do not qualify as ISOs are taxed as NSOs. An optionee will not recognize any taxable income at the time he or she is granted an NSO. However, upon the exercise of an NSO, the optionee will generally recognize ordinary income for federal income tax purposes measured by the excess, if any, of the then fair market value of the shares over the exercise price. The ordinary income recognized upon exercise of an NSO by an optionee who is also an employee of the Holding Corporation will be treated as wages for tax purposes and will be subject to tax withholding out of the current compensation, if any, paid to the optionee. Upon resale of such shares by the optionee, any difference between the sales price and fair market value on the date of exercise will be treated as capital gain (or loss).

The Holding Corporation will be entitled to a tax deduction in the same amount as the ordinary income, if any, recognized by the optionee (i) upon exercise of an NSO and (ii) upon the sale of shares acquired by exercise of an ISO in a disqualifying disposition. The Holding Corporation will not be allowed a deduction for federal income tax purposes as a result of the exercise of an ISO, regardless of the applicability of the alternative minimum tax.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE AMENDMENT TO THE EMPLOYEE PLAN.

PROPOSAL THREE

AMENDMENT TO THE DIRECTOR STOCK OPTION PLAN

TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER

General

The Director Plan was adopted by the Board of Directors and approved by shareholders in December, 2004. A total of 149,910 shares of Common Stock were reserved for issuance thereunder. As of the Record Date, 149,910 shares reserved for issuance under the Director Plan have been issued.

Proposed Amendment to Increase Shares Reserved

Shareholder approval is being sought for an amendment approved by the Board of Directors on March 21, 2005, increasing the number of shares of Common Stock reserved for issuance under the Director Plan by up to 91,000 shares. If the proposed amendment is approved, the total number of shares of Common Stock reserved for issuance under the Director Plan will be up to 240,910 shares.

Summary of the Director Plan

The essential features of the Director Plan are outlined below.

Purpose. The purpose of the Director Plan is to advance the interests of the Holding Corporation and the shareholders by affording to Directors an opportunity to acquire or increase their proprietary interests in the Holding Corporation by the grant of options to Directors. By encouraging such Directors to become owners of Common Stock, the Holding Corporation seeks to motivate, retain and attract those highly competent individuals upon whose judgment, initiative, leadership, and continued efforts the success of the holding corporation and the Bank in large measure depends.

Stock Options. The Director Plan permits the grant of options that are not intended to qualify as Incentive Stock Options known as nonstatutory stock options or NSOs.

The exercise price for each option may not be less than the fair market value of the Common Stock on the date of grant. The Board of Directors fixes the term of each option at the time of grant and determines the vesting schedule for each option grant. The option term may not exceed ten years. If an optionee’s director service is terminated for any reason other than retirement after age 65, or the death or disability of the optionee, then no options may be exercised after such termination. If the optionee’s director service is terminated by reason of retirement after age 65 or the death or disability of the optionee, then the optionee, or the optionee’s estate, shall have the right to exercise during the period of 90 days following such termination the number of vested options (with the stock option committee reserving the right to allow the optionee to exercise all of such options).

Eligibility. Any Director of the Holding Corporation or the Bank is eligible to receive options under the Director Plan.

Adjustments for Recapitalizations and Reorganizations. In the event of a stock dividend, stock split, combination or similar event, the number of shares of Common Stock available for issuance under the Director Plan shall be increased or decreased proportionately, and the number of shares of Common Stock deliverable upon exercise and, where applicable, the exercise price of each option, shall be proportionately adjusted. In the event of a merger, reorganization or similar event, the Board of Directors may either provide for the assumption or substitution of outstanding options or provide that the options must be exercised within 30 days. In either case, all of the options held may be exercised by an Director.

Administration. The Director Plan will be administered by the Compensation Committee of the Board of Directors, which consists of four directors, two of whom are independent directors as defined under the rules of the National Association of Securities Dealers.

Amendment and Termination. The Board of Directors may amend, or modify the Director Plan at any time, but such amendment or modification may not adversely affect the rights of an optionee with respect to an outstanding option. In addition, no amendment may be effected without shareholder approval where the amendment seeks to increase the total number of shares of Common Stock subject to the Plan or alter the class of persons eligible to receive options under the Plan.

Certain United States Federal Income Tax Information. The following is only a brief summary of the effect of federal income taxation upon the participant and the Holding Corporation under the Director Plan based upon the Internal Revenue Code. This summary is not intended to be complete and does not discuss the income tax laws of any municipality, state or country outside of the United States. It is advisable that a participant contact his or her own tax adviser concerning the application of tax laws.

An optionee will not recognize any taxable income at the time he or she is granted an NSO. However, upon the exercise of an NSO, the optionee will generally recognize ordinary income for federal income tax purposes measured by the excess, if any, of the then fair market value of the shares over the exercise price. Upon resale of such shares by the optionee, any difference between the sales price and fair market value on the date of exercise will be treated as capital gain (or loss).

The Holding Corporation will be entitled to a tax deduction in the same amount as the ordinary income, if any, recognized by the optionee (i) upon exercise of an NSO and (ii) upon the sale of shares acquired by exercise of an ISO in a disqualifying disposition. The Holding Corporation will not be allowed a deduction for federal income tax purposes as a result of the exercise of an ISO, regardless of the applicability of the alternative minimum tax.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE AMENDMENT TO THE DIRECTOR PLAN.

NOMINATING COMMITTEE

For 2005, the Holding Corporation has established a nominating committee of the Board of Directors consisting of Messrs. Oldham and Baumann. Messrs. Oldham and Baumann are independent directors as defined under the rules of the National Association of Securities Dealers. The Board of Directors acted as the nominating committee during 2004 and, in that capacity, held one meeting during that year. The nominating committee operates pursuant to a written charter that has the exclusive right to recommend candidates for election as directors to the Board. A copy of the committee’s charter is attached as Appendix A. Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experience, their business and social perspective, concern for the long-term interests of the shareholders, and personal integrity and judgment. In addition, candidates must be aware of the directors vital part in the Holding Corporation’s good corporate citizenship and corporate image, have time available for meetings and consultation on Holding Corporation matters, and be willing to assume broad, fiduciary responsibility. Qualified candidates for membership on the Board will be considered without regard to race, color, religion, sex, ancestry, national origin or disability. The nominating committee will review the qualifications and backgrounds of the directors, as well as the overall composition of the Board, and recommend to the full Board the slate of directors to be nominated for election at the annual meeting of shareholders. The nominating committee will consider director candidates recommended by shareholders, provided the recommendation is in writing and delivered to the Chairman of the Holding Corporation at the principal executive offices of the Holding Corporation not later than the close of business on the 120th day prior to the first anniversary of the date on which the Bank first mailed its proxy materials to shareholders for the preceding year’s annual meeting of shareholders. The nomination and notification must contain the nominee’s name, address, principal occupation, total number of shares owned, consent to serve as a director, and all information relating to the nominee and the nominating shareholder as would be required to be disclosed in solicitation of proxies for the election of such nominee as a director pursuant to the Securities and Exchange Commission’s proxy rules. The committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a shareholder or not.

The Holding Corporation’s Board has adopted a formal process by which shareholders may communicate with the Board. Shareholders who wish to communicate with the Board may do so by sending written communications addressed to the Board of Directors of the Holding Corporation at 18055 U.S. Highway 441, Mt. Dora, Florida 32757, attention: Chairman and Chief Executive Officer. All communications will be compiled by the Chairman and Chief Executive Officer and submitted to the members of the Board. The Holding Corporation does not have a policy that requires directors to attend the Annual Meeting. All members of the Board attended last year’s Annual Meeting.

AUDIT COMMITTEE REPORT

The Holding Corporation has established an audit committee of the Board of Directors consisting of Messrs. Oldham and Baumann, each of whom is an independent director as defined under the rules of the National Association of Securities Dealers. Pursuant to the provisions of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring companies to disclose whether or not at least one member of the audit committee is a “financial expert” as defined in such rules, and, if not, why. None of the current members of the Audit Committee meets the criteria set forth in such rules qualifying them as “financial expert,” which is basically limited to those who have prepared or audited comparable public company financial statements. While it might be possible to recruit a person who meets these qualifications, the Board has determined that in order to fulfill all of the functions of the Board and the Audit Committee, each member of the Board and the Audit Committee should meet all the criteria that has been established by the Board for Board membership, and it is not in the best interest of the Holding Corporation to nominate as a director someone who does not have all the experience, attributes and qualifications we seek. The Audit Committee consists of two non-employee directors, each of whom has been selected for the Audit Committee by the Board based on the Board’s determination that they are fully qualified to monitor the performance of management, the public disclosures of the Bank of its financial condition and performance, internal accounting operations, and our independent auditors. In addition, the Audit Committee has the ability on its own to retain independent accountants or other consultants whenever it deems appropriate. The Audit Committee of the Board is responsible for providing independent, objective oversight and review of the Holding Corporation’s accounting functions and internal controls. The Audit Committee is governed by a written charter adopted and approved by the Board of Directors. The Audit Committee held no meetings in 2004.

The responsibilities of the Audit Committee include recommending to the Board an accounting firm to serve as the Holding Corporation’s independent accountants. The Audit Committee also, as appropriate, reviews and evaluates, and discusses and consults with Holding Corporation management, and the independent accountants regarding the following:

•	the plan for, and the independent accountants’ report on, each audit of the Holding Corporation’s financial statements

•	changes in the Holding Corporation’s accounting practices, principles, controls or methodologies, or in the Holding Corporation’s financial statements, and recent developments in accounting rules

This year the Audit Committee reviewed the Audit Committee Charter and, after appropriate review and discussion, the Audit Committee determined that the Committee had fulfilled its responsibilities under the Audit Committee Charter. Audit Committee considered and concluded that the independent auditor’s provision of non-audit services in 2004 was compatible with applicable independence standards.

The Audit Committee is responsible for recommending to the Board that the Holding Corporation’s financial statements be included in the Holding Corporation’s annual report. The Committee took a number of steps in making this recommendation for 2004. First, the Audit Committee discussed with the Holding Corporation’s independent auditors, those matters the auditors communicated to and discussed with the Audit Committee under applicable auditing standards, including information concerning the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process. Second, the Audit Committee discussed the auditor’s independence with the auditors and received a letter from the auditors regarding independence as required under applicable independence standards for auditors of public companies. This discussion and disclosure informed the Audit Committee of the auditor’s independence, and assisted the Audit Committee in evaluating such independence. Finally, the Audit Committee reviewed and discussed with Holding Corporation management and the auditors, the Holding Corporation’s audited consolidated balance sheets at December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each for the years in the two-year period ended December 31, 2004. Based on the discussions with the auditors concerning the audit, the independence discussions, and the financial statement review, and additional matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the Board that the Holding Corporation’s Annual Report on Form 10-KSB include these financial statements.

Audit Committee

Jeffrey D. Baumann, M.D.

Gordon G. Oldham, III

SHAREHOLDER PROPOSALS FOR 2006 ANNUAL MEETING

Proposals of shareholders of the Holding Corporation intended to be presented at the 2006 Annual Meeting of Shareholders must be received by the Holding Corporation at its principal executive offices on or before December 1, 2005, in order to be included in the Holding Corporation’s Proxy Statement and form of proxy relating to the 2006 Annual Meeting of Shareholders.

SECTION 16(a) REPORTING REQUIREMENTS

Under Section 16(a) of the Securities Exchange Act of 1934, directors and executive officers of the Holding Corporation, and persons who beneficially own more than 10% of Holding Corporation Stock, are required to make certain filings on a timely basis with the Securities and Exchange Commission. Reporting persons are required by SEC regulations to furnish the Holding Corporation with copies of all Section 16(a) forms filed by them. Based on its review of the copies of Section 16(a) forms received by it, and on written representations from reporting persons concerning the necessity of filing a Form 5—Annual Statement of Changes in Beneficial Ownership, the Holding Corporation believes that, during 2004, all filing requirements applicable to reporting persons were met, with the exception of Kenneth E. LaRoe, who filed a report on August 3, 2004 relating to the purchase of 1,000 shares of stock in early July 2004 and Gordon G. Oldham, III, who filed a report on May 17, 2004 relating to two purchases of an aggregate of 1,700 shares in early May 2004.

INDEPENDENT PUBLIC ACCOUNTANTS

Pursuant to recent amendments to the securities laws, the Audit Committee of the Board of Directors has the authority to select the independent public accountants to audit the consolidated financial statements of the Holding Corporation for the current year ending December 31, 2004. On September 15, 2004, Osburn, Henning and Company resigned as accountants and the accounting firm of Hacker, Johnson & Smith, PA. was retained. Osburn, Henning and Company’s report on the financial statements for the Holding Corporation for 2003 and

2002 did not contain an adverse opinion or disclaimer of opinion nor was such report qualified or modified as to audit scope or accounting principle. During such calendar years and the subsequent interim period preceding the change in its accountants, there were no disagreements with the former accountants on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure, which disagreement or disagreements, if not resolved to the satisfaction of the former accountants, would have caused them to make a reference to the subject matter of the disagreement in connection with their report. The decision to dismiss Osburn, Henning and Company was recommended by the Audit Committee and approved by the Board of Directors. The Board anticipates that a representative of Hacker, Johnson & Smith, PA will be present at the Annual Meeting and will be given the opportunity to make a statement if he desires to do so and will be available to respond to appropriate questions from the shareholders.

Fees Paid to the Independent Auditor

The following sets forth information on the fees paid by the Holding Corporation to Osburn, Henning and Company for 2003 and 2004 and Hacker, Johnson & Smith, PA for 2004.

	2003	2004
Audit Fees	$32,175	$59,375
Audit-Related Fees	650	-0-
Tax Fees	2,640	6,000

Subtotal	35,465	65,375
All Other Fees	-0-	-0-

Total Fees	$35,465	$65,375

Services Provided by Osburn, Henning and Company and Hacker, Johnson & Smith, PA

All services that were rendered by Osburn, Henning and Company in 2003 and 2004, during the time they served as independent auditors, and Hacker, Johnson & Smith, PA in 2004 were permissible under applicable laws and regulations, and audit services were pre-approved by the Audit Committee. Non-audit related services began to be pre-approved by the Audit Committee in September 2004. (The Audit Committee’s pre-approval policy with respect to non-audit services is shown as Appendix B to this proxy statement.) Pursuant to new rules of the SEC, the fees paid to Osburn, Henning and Company and Hacker, Johnson & Smith, PA for services are disclosed in the table above under the categories listed below.

1)	Audit Fees—These are fees for professional services performed for the audit of the Holding Corporation’s annual financial statements and review of financial statements included in the Holding Corporation’s 10-KSB and 10-QSB filings, and services that are normally provided in connection with statutory and regulatory filings or engagements. Of the amount included for 2004, $53,500 is for Hacker, Johnson & Smith, PA. Of the amount reported in 2004, $5,875 relates to amounts incurred from the predecessor auditor, Osburn, Henning and Company.

2)	Audit-Related Fees—These are fees for assurance and related services performed that are reasonably related to the performance of the audit or review of the Holding Corporation’s financial statements. This includes consulting on financial accounting/reporting standards. Of the amount reported in 2004, none related to amounts incurred from the predecessor auditor, Osburn, Henning and Company.

3)	Tax Fees—These are fees for professional services performed by Osburn, Henning and Company and Hacker, Johnson & Smith, PA with respect to tax compliance, tax advice and tax planning. This includes preparation of original and amended tax returns for the Holding Corporation and its consolidated subsidiaries; refund claims; payment planning; tax audit assistance; and tax work stemming from “Audit-Related” items. Of the amount reported in 2004, none related to amounts incurred from the predecessor auditor, Osburn, Henning and Company.

4)	All Other Fees—These are fees for other permissible work performed by Osburn, Henning and Company and Hacker, Johnson & Smith, PA that does not meet the above category descriptions. In 2004, none of this amount related to services provided to the Holding Corporation by Hacker, Johnson & Smith, PA prior to their engagement as independent auditor. Of the amount reported in 2004, none related to amounts incurred from the predecessor auditor, Osburn, Henning and Company.

These services are actively monitored (both spending level and work content) by the Audit Committee to maintain the appropriate objectivity and independence in the core work of the independent auditors, which is the audit of the Company’s consolidated financial statements.

OTHER INFORMATION

Proxy Solicitation

The cost of soliciting proxies for the Annual Meeting will be paid by the Holding Corporation. In addition to solicitation by use of the mail, proxies may be solicited by directors, officers, and employees of the Holding Corporation in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for out-of-pocket expenses incurred in connection with such solicitation. Arrangements also will be made to furnish copies of proxy materials to custodians, nominees, fiduciaries and brokerage houses for forwarding to beneficial owners of the Holding Corporation Common Stock. Such persons will be paid for reasonable expenses incurred in connection with such services.

Miscellaneous

Management of the Holding Corporation does not know of any matters to be brought before the Annual Meeting other than those described in this Proxy Statement. If any other matters properly come before the Annual Meeting, the persons named as proxies in the enclosed form of proxy and acting thereunder will vote on such matters in accordance with the recommendation of the Board of Directors.

Upon the written request of any person whose proxy is solicited by this Proxy Statement, the Holding Corporation will furnish to such person without charge (other than for exhibits) a copy of the Holding Corporation’s Annual Report on Form 10-KSB for its fiscal year ended December 31, 2004, including financial statements and schedules thereto, as filed with the Securities and Exchange Commission. Written requests may be made to Florida Choice Bankshares, Inc., 18055 U.S. Highway 441, Mt. Dora, FL 32757, Attention: Kenneth E. LaRoe.

APPENDIX A

NOMINATING COMMITTEE CHARTER

FLORIDA CHOICE BANKSHARES, INC.

CHARTER OF NOMINATING COMMITTEE

OF THE BOARD OF DIRECTORS

MARCH 18, 2005

APPROVED BY THE BOARD OF DIRECTORS ON MARCH 21, 2005

CHARTER OF NOMINATING COMMITFEE OF THE BOARD OF DIRECTORS

COMPOSITION

The Nominating Committee (the “Committee”) of the Board of Directors of Florida Choice Bankshares, Inc., a Florida corporation (the “Company”), shall consist of at least two (2) independent members of the Board of Directors of the Company (the “Board”).

Each member shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board and shall meet, as applicable, the standards for independence set forth in the rules and regulations of the Securities and Exchange Commission (the “SEC”) and The Nasdaq Stock Market (“Nasdaq”).

The Board shall appoint the members of the Committee and the Committee chairperson. The Board may remove any Committee member at any time.

PURPOSE

The purpose of the Committee shall be to:

•	Identify, review and evaluate candidates to serve as directors of the Company and recommend director candidates to the Board.

•	Serve as a focal point for communication between candidates, non-committee directors and the Company’s management.

•	Determine whether existing directors should be re-nominated.

•	Make other recommendations to the Board regarding affairs relating to the directors of the Company.

OPERATING PRINCIPLES AND PROCESSES

In fulfilling its functions and responsibilities, the Committee should give due consideration to the following operating principles and processes:

•	Communication—Regular and meaningful contact with the Chairman of the Board, other committee chairpersons, members of senior management and independent professional advisors to the Board and its various committees, as applicable, is important for strengthening the Committee’s knowledge of relevant current and prospective corporate governance issues.

•	Resources—The Committee shall be authorized to access such internal and, in consultation with senior management, external resources as the Committee deems necessary or appropriate to fulfill its defined responsibilities, including engagement of independent legal counsel, consultants and other professional advisors, as well as executive search firms to help identify director candidates. The Committee shall have sole authority to approve fees, costs and other terms of engagement of such outside resources.

•	Meeting Agendas—Committee meeting agendas shall be the responsibility of the Committee chairperson with input from the Committee members and other members of the Board as well as, to the extent deemed appropriate by the chairperson, from members of senior management and outside advisors.

•	Committee Meeting Attendees—The Committee shall be authorized to require members of senior management and to request that outside counsel and other advisors attend Committee meetings.

•	Reporting to the Board of Directors—The Committee, through the Committee chairperson, shall report all material activities of the Committee to the Board from time to time, or whenever so requested by the Board.

•	Other Functions—The Committee shall have the authority to perform such other functions, and shall have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.

FUNCTIONS AND AUTHORITY

The operation of the Committee will be subject to the provisions of the Bylaws of the Company and the Florida Business Corporation Act, each as in effect from time to time. The Committee will have the full power and authority to carry out the following primary responsibilities:

•	Criteria for Board Membership; Director Nominations—The Committee, in consultation with the Chairman of the Board, has the primary responsibility for identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board, including consideration of any potential conflicts of interest. The Committee shall also have the primary responsibility, following the Board assessment provided for below, for evaluating, reviewing and considering the recommendation for nomination of current Directors for reelection to the Board. The selection of nominees for Director to be presented to the stockholders for election or reelection, and the selection of new Directors to fill vacancies and newly created directorships on the Board, shall be made by the full Board based on the recommendations of the Committee.

•	Board Assessment—The Committee shall periodically review, discuss and assess the performance of the Board, seeking input from senior management, the full Board and others. The assessment shall include evaluation of the performance of the members of the Board of Directors, individually and collectively, the Board’s contribution as a whole, specific areas in which the Board and/or management believe better contributions could be made, and overall Board composition and makeup, including whether it is desirable for each member of the Board to continue to serve on the Board based upon the designated functional needs of the Board. The factors to be considered shall include whether the Directors, both individually and collectively, can and do provide the skills and expertise appropriate for the Company. The Committee shall also consider and assess each Director’s satisfaction of the criteria established for Board membership or membership on any committee of the Board, including the independence of Directors and whether a majority of the Board continue to be independent from management, in both fact and appearance as welt as within the meaning prescribed by SEC or Nasdaq. The results of such assessments shall be provided to the Board for further discussion as appropriate.

•	Director Change of Position—The Committee shall review and make recommendations to the Board regarding the continued service of a Director in the event (i) an employee Director’s employment with the Company is terminated for any reason or (ii) a nonemployee Director changes his/her primary job responsibility or primary employer since the time such Director was most recently elected to the Board. In this regard, the Committee may consider the establishment of procedures for retirement or resignation of Directors under such circumstances.

•	Stockholder Communications Proposals and Nominations—The Committee shall, if deemed advisable, establish a process for reviewing and considering stockholder communications, and proposals submitted by stockholders that relate to corporate governance matters, including stockholder nominations for directors and/or stockholder suggestions for director nomination. The Committee shall review and make recommendations to the Board regarding any such proposal, nomination or suggestion for nomination. If the Committee establishes a process for reviewing and considering stockholder communications, such process shall be submitted for approval by a majority of the independent directors of the Company.

•	Procedures for Handling Complaints—The Committee shall oversee, and, if deemed advisable, develop procedures for handling the receipt, retention and treatment of complaints received by the Company (whether initiated by employees of the Company or outside third parties) with respect to legal and regulatory compliance matters.

•	Qualified Legal Compliance Committee—The Committee shall act as the Company’s Qualified Legal Compliance Committee within the meaning of 17 CFR Part 205.2(k).

MEETINGS

The Committee will hold at least one regular meeting per year and additional regular or special meetings as its members deem necessary or appropriate. Meetings may be called by the Chairman of the Committee or the Chairman of the Board.

MINUTES AND REPORTS

Minutes of each meeting will be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Chairman of the Committee will report to the Board from time to time, or whenever so requested by the Board. In addition, the Chairman of the Committee or his or her delegate shall be available to answer any questions the other directors may have regarding the matters considered and actions taken by the Committee.

APPENDIX B

AUDIT COMMITTEE PRE-APPROVAL POLICY

FLORIDA CHOICE BANKSHARES, INC.

AUDIT COMMITTEE PRE-APPROVAL POLICY

MARCH 18, 2005

APPROVED BY THE BOARD OF DIRECTORS ON MARCH 21, 2005

Audit Committee Pre-Approval Policy

I. STATEMENT OF PRINCIPLES

The Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee.

The engagement letter from the Company’s independent auditors describes the Audit, Audit-related, Tax and All Other services that have the pre-approval of the Audit Committee. The term of any pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. The Audit Committee will periodically revise the list of pre-approved services, based on subsequent determinations.

II. DELEGATION

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

III. AUDIT SERVICES

The annual Audit services engagement terms and fees will be subject to the specific pre-approval of the Audit Committee. The Audit Committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, company structure or other matters.

In addition to the annual Audit services engagement approved by the Audit Committee, the Audit Committee may grant pre-approval for other Audit services, which are those services that only the independent auditor reasonably can provide. The Audit Committee has pre-approved the Audit services listed in the engagement letter of the independent auditor. All other Audit services not listed in the engagement letter of the independent auditor must be separately pre-approved by the Audit Committee.

IV. AUDIT-RELATED SERVICES

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are traditionally performed by the independent auditor. The Audit Committee believes that the provision of Audit-related services does not impair the independence of the auditor, and has pre-approved the Audit-related services listed in the engagement letter of the independent auditor. All other Audit-related services not listed in the engagement letter of the independent auditor must be separately pre-approved by the Audit Committee.

V. TAX SERVICES

The Audit Committee believes that the independent auditor can provide tax services to the Company such as tax compliance, tax planning and tax advice without impairing the auditor’s independence. However, the Audit Committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations. The Audit Committee has pre-approved the Tax services listed in the engagement letter of the independent auditor. All tax services involving large and complex transactions not listed in the engagement letter of the independent auditor must be separately pre-approved by the Audit Committee.

VI. ALL OTHER SERVICES

The Audit Committee may grant pre-approval to those permissible non-audit services classified as All Other services that it believes are routine and recurring services, and would not impair the independence of the auditor. The Audit Committee has pre-approved the All Other services listed in the engagement letter of the independent auditor. Permissible All Other services not listed in the engagement letter of the independent auditor must be separately pre-approved by the Audit Committee.

This policy provides that the independent auditor shall not engage in any of the SEC’s prohibited non-audit services. A list of prohibited non-audit services, the SEC’s rules, and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VII. PRE-APPROVAL FEE LEVELS

Pre-approval fee levels for all services to be provided by the independent auditor will be established periodically by the Audit Committee. Any proposed services exceeding these levels will require specific pre-approval by the Audit Committee.

VIII. SUPPORTING DOCUMENTATION

With respect to each proposed pre-approved service, the independent auditor will provide detailed back-up documentation, which will be provided to the Audit Committee, regarding the specific services to be provided.

IX. PROCEDURES

Requests or applications to provide services that require separate approval by the Audit Committee will be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC’s rules on auditor independence.

PROXY CARD

REVOCABLE PROXY

FLORIDA CHOICE BANKSHARES, INC.

PROXY SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 25, 2005.

The undersigned hereby appoints Kenneth E. LaRoe and Robert L. Porter, or either of them with individual power of substitution, proxies to vote all shares of the Common Stock of Florida Choice Bankshares, Inc. (the “Holding Corporation”) which the undersigned may be entitled to vote at the Annual Meeting of Shareholders to be held at the Eustis Community Center, 601 Northshore Drive, Eustis, Florida 32726, on Monday, April 25, 2005, at 5:30 p.m., and at any adjournment thereof.

SAID PROXIES WILL VOTE ON THE PROPOSAL SET FORTH IN THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT AS SPECIFIED ON THIS CARD. IF A VOTE IS NOT SPECIFIED, SAID PROXIES WILL VOTE IN FAVOR OF THE ELECTION OF THE DIRECTORS LISTED BELOW, FOR THE AMENDMENT OF THE EMPLOYEE PLAN, AND FOR THE AMENDMENT OF THE DIRECTOR PLAN. IF ANY OTHER MATTERS PROPERLY COME BEFORE THE ANNUAL MEETING, SAID PROXIES WILL VOTE ON SUCH MATTERS IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS.

1.	ELECTION OF DIRECTORS

FOR             , or WITHOUT             , authority to vote for the election of the following directors of the Holding Corporation (or any substituted nominee) as discussed in the accompanying Proxy Statement: Gordon G. Oldham, III, Robert L. Porter, Jeffrey D. Baumann, M.D., Kenneth E. LaRoe, John R. Warren, W. Kelly Bowman, M.D., Derek C. Burke, Dominic T. Coletta, Thomas P. Moran and Robert L. Purdon, M.D.

INSTRUCTION: To withhold authority to vote for any individual nominee(s), list name(s) below:

2.	Approval of the Amendment to the Employee Plan to increase the number of shares of Common Stock reserved for issuance thereunder by up to 149,000 shares.

FOR	AGAINST	ABSTAIN

3.	Approval of the Amendment to the Director Plan to increase the number of shares of Common Stock reserved for issuance thereunder by up to 91,000 shares.

FOR	AGAINST	ABSTAIN

PLEASE MARK, SIGN BELOW, DATE AND RETURN THIS PROXY PROMPTLY IN THE ENVELOPE FURNISHED.

Please sign exactly as name appears on your stock certificate. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partner-ship, please sign in partnership name by authorized person.

SHARES

DATED: , 2005

Signature

Signature if held jointly

Please print or type your name

Please mark here if you intend to attend the Annual Meeting of Shareholders.

Please return your signed Proxy to:
Florida Choice Bankshares, Inc. 18055 U.S. Highway 441 Mt. Dora, Florida 32757 Attn: Kenneth E. LaRoe Chairman and Chief Executive Officer

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

The Alabama National Certificate of Incorporation contains a provision which, subject to certain exceptions described below, eliminates the liability of a director to Alabama National or its shareholders for monetary damages for any breach of duty as a director. This provision does not eliminate the liability of the director (i) for violations of his duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the “DGCL”) relating to unlawful dividends and distributions, or (iv) for any transaction from which the director derived an improper personal benefit.

The Bylaws of Alabama National require Alabama National to indemnify any person who was, is or is threatened to be made a named defendant or respondent in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of service by such person as a director of Alabama National or any other corporation, including the subsidiary banks of Alabama National, for which he served as such at the request of Alabama National. Directors are entitled to be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director in connection with the proceeding, except that no payments may be made with respect to liability which is not eliminated pursuant to the provision of the Alabama National Certificate of Incorporation described in the preceding paragraph. Directors are also entitled to have Alabama National advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

In addition to the Bylaws of Alabama National, Section 145(c) of the DGCL requires Alabama National to indemnify any director who has been successful on the merits or otherwise in defending any proceeding described above. The Delaware General Corporation Law also provides that a court may order indemnification of a director if it determines that the director is fairly and reasonably entitled to such indemnification.

The Board of Directors of Alabama National also has the authority to extend to officers, employees and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The Board of Directors has extended indemnification rights to all of its executive officers.

Item 21.    Exhibits and Financial Statement Schedules.

(a)    Exhibits:

2.1	Agreement and Plan of Merger, dated as of October 27, 2005 between Alabama National BanCorporation and Florida Choice Bankshares, Inc., is found at Appendix A to the Proxy Statement-Prospectus included in Part I hereof.

3.1	Restated Certificate of Incorporation, filed as Exhibit 3.1 to Alabama National’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2003, is incorporated herein by reference.

3.2	First Amendment to Restated Certificate of Incorporation, filed as Exhibit to Alabama National’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2005, is incorporated herein by reference.

3.3	Amended and Restated Bylaws, filed as Exhibit to Alabama National’s Annual Report on Form 10-K for the year ended December 31, 2003, is incorporated herein by reference.

5.1	Opinion and consent of Maynard, Cooper & Gale, P.C. dated December 19, 2005 as to the validity of the securities being registered.

8.1	Opinion and consent of Maynard, Cooper & Gale, P.C. dated December 19, 2005 regarding the U.S. federal income tax consequences of the merger.

13.1	Florida Choice Bankshares, Inc. Annual Report on Form 10-KSB for the year ended December 31, 2004, is included as Appendix D to the proxy statement-prospectus.

13.2	Florida Choice Bankshares, Inc. Annual Report on Form 10-QSB for the period ended September 30, 2005, is included as Appendix E to the proxy statement-prospectus.

21.1	Subsidiaries of Registrant.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Hacker, Johnson & Smith, P.A.

23.3	Consent of Keefe, Bruyette & Woods, Inc.

23.4	Consent of Osburn, Henning and Company.

23.5	Consent of Maynard, Cooper & Gale, P.C. is included in Exhibit 5.1 hereto.

23.6	Consent of Maynard, Cooper & Gale, P.C. is included in Exhibit 8.1 hereto.

24.1	Power of Attorney (contained on signature page of the Registration Statement).

99.1	Form of Proxy to be used at Florida Choice Bankshares, Inc. Special Shareholders Meeting.

99.2	Form of Cash Election Form.

(b) Financial Statement Schedules. All Schedules to the consolidated financial statements required by Article 9 of Regulation S-X and Item 14(e) and Item 17(a) of Form S-4 are inapplicable and therefore have been omitted.

(c) Information pursuant to Item 4(b). The opinion of Keefe, Bruyette & Woods, Inc. is included as Appendix C to the proxy statement-prospectus.

Item 22.    Undertakings.

(a)	1. The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona-fide offering thereof.

3. The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

6. The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona-fide offering thereof.

7. Insofar as an indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, Alabama, on the 19th day of December, 2005.

ALABAMA NATIONAL BANCORPORATION

By:	/S/ JOHN H. HOLCOMB, III
John H. Holcomb, III, Chairman and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John H. Holcomb, III and Dan M. David, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title

/S/ JOHN H. HOLCOMB, III John H. Holcomb, III	Chairman and Chief Executive Officer (Principal Executive Officer)	December 19, 2005

/S/ DAN M. DAVID Dan M. David	Vice Chairman and Director	December 19, 2005

/S/ RICHARD MURRAY, IV Richard Murray, IV	President, Chief Operating Officer and Director	December 19, 2005

/S/ WILLIAM E. MATTHEWS, V William E. Matthews, V	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 19, 2005

/S/ SHELLY S. WILLIAMS Shelly S. Williams	Senior Vice President and Controller (Principal Accounting Officer)	December 19, 2005

/S/ W. RAY BARNES W. Ray Barnes	Director	December 19, 2005

/S/ BOBBY A. BRADLEY Bobby A. Bradley	Director	December 19, 2005

/S/ JOHN V. DENSON John V. Denson	Director	December 12, 2005

Signature	Title

/S/ GRIFFIN A. GREENE Griffin A. Greene	Director	December 19, 2005

/S/ JOHN D. JOHNS John D. Johns	Director	December 19, 2005

/S/ JOHN J. MCMAHON, JR. John J. McMahon, Jr.	Director	December 19, 2005

/S/ C. PHILLIP MCWANE C. Phillip McWane	Director	December 19, 2005

/S/ WILLIAM D. MONTGOMERY William D. Montgomery	Director	December 19, 2005

/S/ C. LLOYD NIX C. Lloyd Nix	Director	December 19, 2005

/S/ G. RUFFNER PAGE, JR. G. Ruffner Page, Jr.	Director	December 19, 2005

/S/ JOHN PLUNK John Plunk	Director	December 19, 2005

/S/ W. STANCIL STARNES W. Stancil Starnes	Director	December 12, 2005

/S/ W. EDGAR WELDEN W. Edgar Welden	Director	December 19, 2005